FIRST US | BANCSHARES, INC.

PARENT COMPANY OF FIRST US BANK

Notice and Proxy Statement
and
2024 Annual Report

First US Bancshares, Inc.
Letter to Shareholders
2024 Annual Report

Dear Shareholder:

We are pleased to provide you with the Annual Report of First US Bancshares, Inc. (the "Company" or "FUSB") for the year ended December 31, 2024. The Company took another significant step forward in 2024, and there are a number of notable accomplishments that we are excited to report to you. However, before we do that, it seems fitting to pause for a moment and let you, the shareholder, know how much we appreciate your continued support of our institution. There is no doubt that there are ups and downs when it comes to the management and oversight of a community bank like ours. The decisions that our directors and management team make are important to the future of the institution, and although we won't always get every decision right, you should know that we are relentlessly focused on making the right decisions with the information that we have at hand. We do not take this responsibility lightly to both care for and enhance your investment. So, on behalf of the directors, management team and employees of FUSB, thank you for the trust that you have placed in us to steward your investment. We believe that the future is indeed bright for our institution, and we are grateful for your support and partnership along the way.

2024 Financial Highlights

The Company realized healthy and consistent earnings in 2024, posting diluted earnings per share of $1.33 that matched 2023 levels. Total shareholders' equity increased by 8.9% and the Company's banking subsidiary, First US Bank (the "Bank"), ended 2024 with a well-capitalized Tier 1 leverage ratio of 9.50%. Due to the consistency of earnings and strength of capital levels, in the fourth quarter of 2024, the Company's Board of Directors (the "Board") increased the quarterly dividend to shareholders by 40% to $0.07 per share. Furthermore, in accordance with Board-approved plans, management continued to repurchase shares of FUSB stock throughout 2024, ending with 146,500 shares purchased for the year at a weighted average purchase price of $11.22 per share. Both the increased dividend and the share repurchases serve to enhance total shareholder return, as do price increases for FUSB stock. Comparing year-end closing share prices, growth in the Company's stock price totaled 22.1% for 2024, representing a second consecutive year of double-digit returns.

The Company ended 2024 with $1.1 billion in total assets, or growth of 2.6%, for the year. Amid an uncertain and volatile interest rate environment, loan growth was challenging in 2024. While the Company netted modest loan growth of $1.2 million, or 0.2%, for the year, it is worth noting that 2024 capped off five years of healthy loan growth that, coupled with expense reduction, has driven earnings improvement over the time frame. Comparing December 31, 2024 to December 31, 2019, the Company's loans to deposit ratio increased to 84.6% from 80.6%, and the Company's total loans grew at a compounded annual growth rate of 8.4%. While we saw an uptick in nonperforming assets during the latter part of the year, the increase was largely isolated to two loans, one that foreclosed during the year and another that moved to nonaccrual status and was individually evaluated for purposes of determining the Company's allowance for credit losses as of December 31, 2024. Despite these limited situations, the overall credit quality of the portfolio taken in its entirety remains strong. Net charge-offs as a percentage of average loans totaled only 0.14% in 2024, the same ratio as 2023.

Deposit growth proved to be more robust than loan growth in 2024, with a total increase of $22.4 million in deposits during the year. Core deposits, which exclude time deposits in excess of $250 thousand and all brokered deposits, increased by 2.2% during the year, bringing the Company's five year compounded annual growth rate on deposits to 5.7%, comparing December 31, 2024 to December 31, 2019. It is worth noting here that a portion of the deposit growth experienced in 2024 came from the Bank's Knoxville banking center that reopened at a new location in June. The location, which provides a fresh new look for our team in a significantly more favorable area of the Bearden neighborhood, is off to a great start in attracting new business in our Tennessee market.

As mentioned above, in addition to solid loan growth over the past several years, one of the keys to the Company's ability to realize consistent improved earnings in recent years has been significant reduction in non-interest expense achieved primarily through efficiency initiatives that were launched in 2021. In 2024, this theme continued as non-interest expense decreased to $28.4 million, compared to $29.1 million in 2023, a decrease of 2.7% year-over-year. Even more remarkable, however, non-interest expense in 2024 was $5.9 million, or 17.3%, lower than non-interest expense levels in 2020 prior to implementation of the efficiency initiatives. Expressed over a five-year period, comparing 2024 to 2020, the Company's compounded annual growth rate on non-interest expense was a negative 4.6%. This punctuates the impact of the cost reduction efforts that our management team has been focused on over the past several years, and while we do not expect to continue to reduce expenses every year, it is worth highlighting that our organization is now much leaner and more efficient than it was previously.

Thoughts on Net Interest Margin

To say the least, the interest rate environment was challenging in 2024. For most of the first three quarters of the year, interest rates were elevated with the Federal funds rate remaining in the range of 5.25% to 5.50%. In addition, for most of the year, the treasury curve remained inverted. Treasury rates oscillated significantly as market participants dealt with the uncertainty of a Presidential election, continued geopolitical unrest, and rising inflation levels during the latter months of the year. Despite the increase in inflation, in September, the Federal Open Market Committee ("FOMC") of the Federal Reserve moved the Federal funds rate down by 50 basis points. This decline was followed by two additional 25-basis point reductions before the end of the year. These moves indicated a shift in the FOMC's focus away from inflationary concerns to employment concerns. To be clear, the mix of decisions by both treasury market participants and government officials did not provide a clear consensus regarding where interest rates were headed, and made for challenging decisions as to the management of asset and liability pricing.

But, regardless of the challenges that may exist, our management team is tasked with maximizing shareholder value in whatever environment emerges. One of the fundamental responsibilities required of community bank management teams is to work to maintain sufficient net interest margin in multiple environments. Net interest margin represents the difference between the yield the Company earns on its assets and the rate it pays on its liabilities. For a community bank like ours, net interest margin is the crux of how we earn a return for our shareholders. It requires constant thought and consideration relative to pricing decisions on loans, investments and deposits. Said differently, to maintain a consistent margin in multiple environments, management must anticipate what could happen in the future and make decisions on how to best mitigate the risks associated with higher and lower interest rates, while maximizing potential returns.

So, how did we do in 2024? Amid this challenging environment, net interest margin declined to 3.59% in 2024 from 3.87% in 2023. The decrease resulted primarily from two things:

(1) A highly competitive rate environment on both loans and deposits that impacted pricing and compressed margin; and

(2) The significant reduction in the Federal funds rate during the latter part of 2024 that reduced rates on interest-earning assets faster than interest-bearing liabilities, particularly in the fourth quarter.

The good news is that none of this was a surprise to our management team or the Board. Our asset/liability committee (which consists both of management and members of the Board) monitors the "what ifs" related to net interest margin regularly. While we do not have a crystal ball to know what is going to happen in the future, we work hard to think about possibilities, and what the impact of multiple interest rate scenarios could be on the Company's balance sheet positioning. In recent years, we have focused on the potential impact of a rising interest rate environment, and that has served us well in maintaining a margin that is generally higher than peers. While our management team did expect rate reductions to begin in 2024, we did not expect such an aggressive approach to be taken by the FOMC during the last four months of the year. In response to these developments, we have continued an aggressive approach (starting in September 2024) to reduce deposit costs, while maintaining loan fundings at rates that we believe are reasonable and competitive in the current environment.

As we move forward, we are confident in the Company's ability to maintain well-performing net interest margin compared to our competitors. There will be times when the market may move in a surprising way; however, as we see it, that's okay, because our Board and management teams have already been considering the "what ifs" and how the Company can quickly pivot in these environments.

A Diversified Balance Sheet

A discussion about net interest margin inevitably leads to a discussion about how we manage our balance sheet, both on the earnings side (loans and investments) and on the funding side (deposits and borrowings).

A consistent, stable core deposit base has been a hallmark of our institution for many years now. Core deposit growth and stability provide our management team with the flexibility needed to continue to grow the earning assets side of the balance sheet, while maintaining appropriate levels of liquidity. As of December 31, 2024, the Company's total deposit accounts numbered over 29,000, with an average balance of approximately $31,000 per account. The deposit base included a diversified mix of non-interest bearing and interest-bearing demand deposit accounts, money market savings accounts and time deposits. While these deposits provide the Company with stability, particularly from a liquidity standpoint, we also use wholesale brokered deposits on a limited basis as part of interest rate hedging strategies and to lock in favorable interest rates on a portion of balance sheet funding when opportunities to do so arise. Wholesale brokered deposits represented only 7.4% of total deposits as of December 31, 2024.

On the earning assets side of the balance sheet, our goal has been, and continues to be, to establish consistent, diversified loan growth, priced appropriately, with a keen eye toward both the initial and ongoing credit quality of the loans that we fund. It is important to note that, as we have built the Company's loan book, we have focused on loans that are both appropriate for an institution of our size and in loan categories where our lending teams have deep expertise. In other words, we do not try to make every loan that may come our way. Instead, every opportunity is evaluated through the lens of rigorous credit standards that underscore both our institution's capacity and the expertise of the lending teams that make and service the loans. We believe this approach has served the Company well for many years. We now enjoy a diversified portfolio of loans, including commercial real estate, construction, multi-family, and consumer indirect. While consumer indirect lending has been a significant portion of growth in recent years, none of our indirect portfolio is focused on automobile lending. Instead, we have built a $300 million-plus portfolio focused on marine, RVs, campers, horse trailers and cargo trailers with average credit scores now approaching 800. We consider this to be among the safest consumer lending that can be done, and our ability to advance this lending provides a strategic advantage to our institution.

From a balance sheet management standpoint, it is also worth noting that, during 2024, we increased our available-for-sale investment portfolio by $32.3 million (net of improvement in the fair value of the available-for-sale portfolio). Investments that we purchased in 2024 were primarily government sponsored agency mortgage-backed securities that are expected to provide predictable cash flow over time. While these new investments significantly improved yield on the Company's investment portfolio in the current environment, our management team does not view yield as the most important component of investment decisions. From our perspective, managing an investment portfolio that provides predictable future cash flow, while providing a reasonable return, is critical to our success. The investment portfolio provides both immediate liquidity (through pledging availability) and future liquidity (as investment cash flows are used to fund future loan growth). Given the modest loan growth experienced in 2024, we were able to take advantage of the higher interest rate environment and build out the investment portfolio more extensively to provide improved yield, while at the same time enhancing cash flows from the portfolio that may be utilized to fund a portion of loan growth in the future.

The Importance of Liquidity

The discussion of how our team manages the investment portfolio underscores the importance that we place on maintaining appropriate levels of liquidity to both fund future opportunities and to protect the safety and soundness of the institution. We were reminded of the importance of liquidity in the early days of 2023 when we saw a number of regional banks exposed as a liquidity crisis reverberated through the banking system. While the banking system has moved past those days and bank liquidity may not be a favorite topic in the financial press anymore, our team has continued to take it very seriously. And we believe that you, the shareholder, deserve a periodic update on the Company's liquidity position. With that in mind, in 2023 we began to summarize the Company's liquidity position in our quarterly and annual financial filings, and we expect to continue this reporting in 2025.

When we report on liquidity, we provide comprehensive information that informs the reader of both on- and off-balance sheet sources of liquidity. We label these liquidity sources as "readily-available," meaning that management can generally access cash through these sources within one day. On-balance sheet liquidity includes cash and investment securities that can be quickly pledged to obtain cash, while off-balance sheet sources include borrowing arrangements through either secured or unsecured lines of credit. Our primary sources of secured borrowings include the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank ("FRB"), with both of whom we maintain collateral at all times.

We mentioned this in last year's letter to you, but it merits repeating here. After the liquidity crisis of 2023, we significantly ramped up our borrowing capacity with the FRB by pledging the Company's consumer indirect lending portfolio as collateral to the Federal Reserve discount window. As of December 31, 2024, consumer indirect loans provided the Company with $165 million of additional borrowing capacity. When all readily-available sources are taken into account, the Company had $397.7 million in readily available liquidity as of December 31, 2024.

As we think about readily available liquidity, we consider it relative to those deposits that are most "at risk" of leaving the Bank in a liquidity crisis. "At risk" deposits would generally include deposits in excess of the FDIC's insurance limits that are not otherwise secured by the Bank through a pledge of collateral. As of December 31, 2024, these deposits totaled $216.8 million, or 22.2%, of the Company's total deposits. Therefore, the Bank's readily available liquidity of nearly $400 million covered the "at risk" deposits by 1.8 times. This coverage gives our management team and the Board peace of mind as we navigate through the unknowns that can arise, while operating the Company as efficiently as possible. In addition, it further underscores the value of the consumer indirect portfolio which serves as a stable source of liquidity.

Looking Forward

As we look forward, we are very excited about the prospects for our institution in the coming years. Our management team will remain focused on the fundamentals of managing a sound community bank: credit quality, asset/liability management, and prudent expense control. Our Board will continue to fulfill its responsibility to oversee the work that management is doing and ensure that the decisions made are both prudent and in line with the Board's strategic direction. We believe that we have built an organization that is poised for future success, and we are excited about new opportunities that are around the corner. In 2025, we expect to open a new banking center in Daphne, Alabama. This will provide the Bank with a new market for deposit growth and will enhance our loan generating capabilities in the Daphne/Mobile area. As we grow, we will continue to evaluate opportunities to enter new markets organically or through acquisition.

Once again, we sincerely thank you for your investment in our Company. It is a privilege to serve you, and we deeply appreciate your support. We look forward to reporting to you on our continued progress throughout the coming year.

James F. House
Chairperson of the Board
President and Chief Executive Officer

Robert Stephen Briggs
Lead Independent Director
Vice Chairperson of the Board

FIRST US | BANCSHARES, INC.

TO OUR SHAREHOLDERS:

We will hold the 2025 Annual Meeting of Shareholders of First US Bancshares, Inc. (the "Company") at 10:00 a.m., Central Time, on Thursday, May 1, 2025. This year we will be conducting the annual meeting online via live webcast in order to allow our shareholders and other attendees to participate from any location. Details regarding how to participate in the virtual annual meeting and the business to be conducted are more fully described in the accompanying notice of the annual meeting and proxy statement.

We have enclosed a notice of the meeting, a proxy statement, a proxy card and the Annual Report to Shareholders for 2024 and hope that you will study the enclosed materials carefully and participate in the virtual meeting.

Whether or not you plan to participate in the meeting, please complete, sign and date the enclosed proxy card and return it as promptly as possible. You may return the proxy card by mail in the accompanying envelope, or you may vote your shares via the internet or by telephone. Please review the instructions on each of these options in the proxy statement and on your proxy card. You may revoke your proxy by voting during the meeting, by signing and delivering a later-dated proxy card, by giving written notice of revocation to the Secretary of the Company or by a later vote via the internet or by telephone at any time before the proxy is voted.

Sincerely,

James F. House
Chairperson of the Board
President and Chief Executive Officer

Robert Stephen Briggs
Lead Independent Director
Vice Chairperson of the Board

March 27, 2025

FIRST US BANCSHARES, INC.
3291 U.S. Highway 280
Birmingham, Alabama 35243
(205) 582-1200

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF FIRST US BANCSHARES, INC.:

First US Bancshares, Inc. (the "Company") will hold its 2025 Annual Meeting of Shareholders (the "Annual Meeting") in a virtual format via live webcast on Thursday, May 1, 2025, at 10:00 a.m., Central Time, for the following purposes:

(1) to elect 11 directors of the Company to serve for the ensuing year;

(2) to ratify the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2025;

(3) to approve, on an advisory basis, the Company's executive compensation; and

(4) to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements of such meeting.

The Board of Directors of the Company has fixed the close of business on March 12, 2025, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. A complete list of the shareholders of the Company will be available and open for examination by any shareholder of the Company during ordinary business hours beginning April 21, 2025.

All shareholders are cordially invited to participate in the virtual Annual Meeting. You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting https://meetnow.global/MZ6SKCF. In order to participate, you will need the control number included on your Notice of Internet Availability of Proxy Materials or proxy card if you request a hard copy of the proxy materials. Information about the Annual Meeting, including further instructions on how to participate in the Annual Meeting, can be found at the following website: www.edocumentview.com/FUSB.

Whether or not you plan to participate during the Annual Meeting, you are requested to complete, sign and date the enclosed proxy card and send it promptly by mail in the envelope provided for this purpose, or vote your shares via the internet or by telephone using the instructions provided in the proxy statement and on your proxy card. The proxy may be revoked by voting during the Annual Meeting, by signing and delivering a later-dated proxy card, by giving written notice of revocation to the Secretary of the Company or by a later vote via the internet or by telephone at any time prior to the voting thereof.

By Order of the Board of Directors,

Beverly J. Dozier

Beverly J. Dozier
Corporate Secretary

Birmingham, Alabama
March 27, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE VIRTUAL ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 1, 2025: THE COMPANY'S PROXY STATEMENT AND 2024 ANNUAL REPORT ARE AVAILABLE AT www.edocumentview.com/FUSB.

PROXY STATEMENT
TABLE OF CONTENTS

	Page
INTRODUCTION	1
Shareholders Eligible to Vote	2
How to Participate in the Annual Meeting	2
Information About a Quorum	2
Vote Required to Approve Proposals	2
Abstentions	3
Voting Shares Held in "Street Name"	3
PROPOSAL 1: ELECTION OF DIRECTORS	4
Information About Director Nominees	5
Information About Executive Officers Who Are Not Also Directors	8
CORPORATE GOVERNANCE	10
Director Independence	10
Company Leadership Structure	11
Risk Oversight	11
Board Structure and Committees	11
Consideration of Director Nominees	13
Shareholder Communications with the Board	15
TRANSACTIONS WITH RELATED PERSONS	16
Policy and Procedures Regarding Related Person Transactions	16
Certain Transactions with Related Persons	16
EXECUTIVE COMPENSATION	17
Compensation Philosophy and Objectives	17
Compensation Governance Best Practices	17
Oversight of the Compensation Program	18
Compensation Consultant	18
Benchmarking	18
Elements of Executive Compensation	19
Insider Trading Policy; Prohibition on Pledging and Hedging of Company Stock and Equity Award Repricing	22
Consideration of Prior Shareholder Advisory Vote on Executive Compensation	23
COMPENSATION COMMITTEE REPORT	23
SUMMARY COMPENSATION TABLE	24
OUTSTANDING EQUITY AWARDS AT 2024 FISCAL YEAR-END	25
Employment Agreement with Mr. House	26
Potential Payments Upon Termination or Change in Control	26
PAY VERSUS PERFORMANCE	28
DIRECTOR COMPENSATION	31
Fees	31
Equity Compensation	31
Stock Ownership Guidelines for Non-Employee Directors	31
Director Retirement Agreements	31
Equalization Stipend	32
Deferral Plan	32
2024 Director Compensation Table	33
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION	34
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	35
DELINQUENT SECTION 16(a) REPORTS	37
AUDIT COMMITTEE REPORT	38
PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS	39
General	39
Pre-Approval Policies and Procedures	40
Audit and Other Service Fees	40
Vote Required; Board Recommendation	41
PROPOSAL 3: ADVISORY APPROVAL OF EXECUTIVE COMPENSATION	42
SHAREHOLDER PROPOSALS FOR 2026 ANNUAL MEETING	43
OTHER MATTERS	43

FIRST US BANCSHARES, INC.
3291 U.S. Highway 280
Birmingham, Alabama 35243
(205) 582-1200

PROXY STATEMENT
FOR THE
2025 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 1, 2025

INTRODUCTION

This Proxy Statement is furnished on or about March 27, 2025, by First US Bancshares, Inc. (the "Company") to the holders of common stock of the Company in connection with the 2025 Annual Meeting of Shareholders, and any adjournments or postponements thereof, to be held on Thursday, May 1, 2025, at 10:00 a.m., Central Time, in a virtual format via live webcast (the "Annual Meeting"). The matters to be considered and acted upon are:

(1) the election of 11 directors of the Company;

(2) the ratification of the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2025;

(3) the advisory approval of the Company's executive compensation;

(4) the transaction of such other business as may properly come before the Annual Meeting.

The Board of Directors of the Company (the "Board") is soliciting the proxy, which is revocable at any time before it is voted. You may revoke the proxy by voting during the virtual Annual Meeting, by signing and delivering a later-dated proxy card, by giving written notice of revocation to the Secretary of the Company or by a later vote via the internet or by telephone. We must, however, actually receive the written notice, later-dated proxy card or later internet or telephone vote before the vote of the shareholders during the Annual Meeting. We will vote all properly executed proxies delivered pursuant to this solicitation during the Annual Meeting and in accordance with instructions given, if any. If no instructions are given, we will vote the proxies as recommended by the Board – FOR all of the nominees listed in Proposal 1 and FOR Proposals 2 and 3 – and in accordance with the instructions of management as to any other matters that may come before the Annual Meeting.

To vote by proxy, you must do one of the following:

- Vote via the Internet. You may vote your shares via the internet at any time prior to the deadline noted on your proxy card by following the instructions on your proxy card. The website address for internet voting is indicated on your proxy card. Internet voting is available 24 hours a day.

- Vote by Telephone. You may vote your shares by telephone by calling the toll-free number listed on your proxy card on a touch-tone telephone at any time prior to the deadline noted on your proxy card. Easy-to-follow voice prompts enable you to vote your shares and confirm that your instructions have been properly recorded. Telephone voting is available 24 hours a day.

- Vote by Mail. If you choose to vote by mail, please complete, sign, date and return your proxy card in the accompanying envelope. Please promptly mail your proxy card to ensure that it is received prior to the Annual Meeting.

NOTE: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares. You must follow the instructions for voting your shares that you receive from your broker, bank or other nominee. Please refer to the section entitled "Voting Shares Held in 'Street Name'" for more information about how to vote your shares.

The Company will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, we may solicit proxies by personal interview, telephone, facsimile and electronic communication. Banks, brokers or other nominees will forward the proxy materials to their principals or beneficial owners and obtain authorization for the execution of proxies. The Company will, upon request, reimburse banks, brokers and other nominees for their reasonable expenses in forwarding proxy materials to their principals or beneficial owners.

Shareholders Eligible to Vote

We are sending this Proxy Statement to shareholders of record as of the close of business on March 12, 2025. Only shareholders as of this date are eligible to vote during the Annual Meeting. At the close of business on March 12, 2025, there were 5,752,262 shares of common stock of the Company, par value $0.01 per share, outstanding and eligible to receive notice of and to vote at the Annual Meeting. Each shareholder is entitled to one vote in person or by proxy for each share of common stock held on all matters properly to come before the Annual Meeting.

How to Participate in the Annual Meeting

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting https://meetnow.global/MZ6SKCF. You also will be able to vote your shares online by attending the Annual Meeting by webcast. In order to participate, you will need the control number included on your Notice of Internet Availability of Proxy Materials or proxy card if you request a hard copy of the proxy materials. If you are a registered shareholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually on the internet.

If you hold your shares through an intermediary, such as a bank or broker, and do not have a control number, you must register in advance by following the instructions outlined below. To register to attend the Annual Meeting online, you must submit proof of your proxy power (legal proxy) reflecting your First US Bancshares, Inc. holdings along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 4:00 p.m. (Central Time), on April 28, 2025. You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Requests for registration should be directed to Computershare at the following:

- By email: Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com

- By mail: Computershare, First US Bancshares, Inc. Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001

Information About a Quorum

At the Annual Meeting, the presence of a majority of the outstanding shares of the Company's common stock entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business. If a quorum is not present, or if the Chairperson of the Annual Meeting decides that more time is necessary for the solicitation of proxies, then the Chairperson may adjourn the Annual Meeting, with or without a shareholder vote. Alternatively, if there is a shareholder vote to adjourn the Annual Meeting based on the absence of a quorum, the named proxies will vote all shares of common stock for which they have voting authority in favor of the adjournment.

Vote Required to Approve Proposals

Assuming the presence of a quorum, the directors of the Company will be elected by a plurality of the shares represented at the Annual Meeting and entitled to vote in the election of directors – in other words, the director nominees receiving the most votes will be elected (Proposal 1). The ratification of the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2025 (Proposal 2) will require the affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on the matter. Proposal 3 calls for the advisory (non-binding) approval of the Company's executive compensation and will require for adoption the affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on the matter.

Following the Annual Meeting, we will file a Current Report on Form 8-K with the Securities and Exchange Commission (the "SEC") to disclose the results of voting on each proposal, as required by applicable rules.

Abstentions

A shareholder may abstain from voting or withhold his or her vote, as applicable (collectively, "abstentions"), with respect to each item submitted for shareholder approval, including the election of directors. Abstentions will be counted as present for purposes of determining the existence of a quorum but will be counted as not voting on any proposal brought before the Annual Meeting. Based on the plurality voting standard, abstentions will have no effect on the election of directors (Proposal 1). An abstention as to the ratification of the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2025 (Proposal 2) and the advisory approval of the Company's executive compensation (Proposal 3) will have the same effect as voting against these proposals, given that the outcome of each proposal is determined by the shares represented at the Annual Meeting and entitled to vote on the matter.

Voting Shares Held in "Street Name"

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote, and you are also invited to participate in the virtual Annual Meeting. Your broker, bank or other nominee has enclosed a voting instruction card for you to use in directing the broker, bank or other nominee regarding how to vote your shares. If you hold your shares in "street name," it is critical that you return the voting instruction card as directed by your broker, bank or other nominee if you want your votes to count in the election of directors (Proposal 1) and with respect to the non-binding advisory vote regarding the Company's executive compensation (Proposal 3).

Under applicable law, if you hold your shares in "street name" and do not indicate to your broker, bank or other nominee how you want your shares to be voted in the election of directors (Proposal 1) or the executive compensation matter (Proposal 3), then your broker, bank or other nominee may not vote on these matters. **Therefore, if you hold your shares in "street name" and do not instruct your bank, broker or other nominee on how to vote in the election of directors or with respect to the executive compensation matter, your shares will not be voted with respect to such matters or on any other proposal with respect to which your broker, bank or other nominee does not have discretionary authority (resulting in a "broker non-vote").**

Broker non-votes are counted for general quorum purposes but are not taken into account when determining voting outcomes with respect to any matter for which a broker does not have discretionary authority to vote. Broker non-votes will not be counted for purposes of the election of directors (Proposal 1) and will have no effect on the outcome of such proposal. Broker non-votes will not be taken into account in determining the outcome of the non-binding advisory vote regarding executive compensation (Proposal 3). Your bank, broker or other nominee will continue to have discretion to vote any uninstructed shares on the ratification of the appointment of Carr, Riggs & Ingram, LLC as our independent registered public accountants for the year ending December 31, 2025 (Proposal 2); therefore, there should be no broker non-votes with respect to this item.

PROPOSAL 1
ELECTION OF DIRECTORS

The Company's Bylaws provide that the Board shall consist of not less than three and not more than 25 directors, and, if a number is not fixed by the Board, the Bylaws state that there shall be 16 directors. There are currently 11 directors serving on the Board. All current members of our Board will stand for reelection at the Annual Meeting. The Nominating and Corporate Governance Committee and the Board have both determined that a Board consisting of 11 persons is practical and efficient at this point in time.

Based on the nominations of the Nominating and Corporate Governance Committee, the Board recommends that the shareholders elect the 11 director nominees named below to hold office until the 2026 Annual Meeting of Shareholders of the Company and until their successors are elected and qualified. Unless "Withhold" is noted as to all or some of the nominees, proxies will be voted at the Annual Meeting FOR the election of the 11 nominees to the Board. Shareholders may not vote for a greater number of persons than the number of nominees named. **THE BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE ELECTION OF THE 11 NOMINEES.**

While we know of no reason why any nominee would be unable to serve as a director, if, before the voting during the Annual Meeting, any person nominated to be elected as a director is unable to serve, then the shares that would otherwise be voted for that person may be voted for the election of a substitute person recommended by the Board.

The following provides certain biographical information about the individuals who have been nominated for election as directors of the Company. The biographical information for each of the nominees below contains a description of the individual's service as a director; business experience; director positions held currently or at any time during the last five years, if applicable, with a company registered pursuant to Section 12 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or an investment company; information regarding involvement in certain legal or administrative proceedings, if applicable; and the experiences, qualifications, attributes and skills that caused the Board to determine that the individual should serve as a director. The stock ownership with respect to each nominee is set forth in the table entitled "Security Ownership of Certain Beneficial Owners and Management" that appears in this Proxy Statement.

Following the Annual Meeting, the Company, as the sole shareholder of First US Bank (the "Bank"), intends to reelect all of the newly-elected directors of the Company as directors of the Bank. Information regarding the executive officers of the Company who are not directors is also provided below.

Information About Director Nominees

James F. House
Chairperson of the Board
Director since 2011
Age 72

Mr. House, currently serving as the Chairperson of the Board (a position he has held since January 29, 2025), became a director of the Company pursuant to an employment agreement among the Company, the Bank and Mr. House dated November 7, 2011, and Mr. House has served as President and Chief Executive Officer of the Company and the Bank since that date. Mr. House has extensive experience in the banking industry. From May 2009 until November 2011, he served as Florida Division President of BankTrust. From 2005 until 2009, Mr. House was a business consultant focusing on management, investments and commercial and consumer lending issues. Prior to that, he held numerous executive and senior management positions with SouthTrust Bank, including Executive Vice President, General Bank Commercial (2003-2004); Chief Executive Officer, Urban West Region (2002-2003); Chief Executive Officer, North Alabama/Tennessee Region (2000-2001); Chief Executive Officer, Birmingham Market Bank (1999-2003); and Chairman and Chief Executive Officer, SouthTrust Bank of Dothan, N.A. (1994-1998).

The Board believes that, from these years of experience in a number of positions and areas in banking and his senior executive-level services to the Company and the Bank, Mr. House has gained an intimate knowledge of the banking industry and, more specifically, the business and operations of the Company and the Bank, which provides valuable insight to the Board.

Robert Stephen Briggs
Vice Chairperson of the Board
Lead Independent Director
Director since 2014
Age 75

Mr. Briggs has more than 40 years of experience in the insurance industry, serving as a field agent, general manager and company executive. In 2008, after his retirement from Protective Life Corporation as an Executive Vice President, Mr. Briggs founded Petra Life Services, Inc., which provides insurance, financial and investment consulting services, and he has served as its President and Chief Executive Officer since its formation. In addition, Mr. Briggs is Chief Executive Officer of Longevity Quest, Inc., which provides longevity analysis for wellness management and longevity planning. He is a former member of the board of directors of American United Mutual Insurance Holding Company, having served as lead independent director, a member of the executive committee, chair of the governance and nominating committee and chair of the compensation committee before retiring in 2021.

The Board believes that Mr. Briggs' leadership experience and knowledge of financial services resulting from his career in the insurance industry enable him to provide valuable insight to the Board. After considering Mr. Briggs' contributions to the Board and extensive experience and qualifications set forth above, the Board, at the recommendation of the Nominating and Corporate Governance Committee, decided that it was in the best interest of the Board, the Company and its stockholders to waive the policy requiring non-employee directors to retire following their 75th birthday.

Robert C. Field
Director since 2024
Age 63

Mr. Field is a partner, with more than 35 years of experience, with the Welden-Field group of companies, where he has worked since 1997. The Welden-Field group of companies specializes in real estate development, mortgage banking, property management, alternative investments, and formerly banking. Mr. Field's current direct work focus includes multifamily investment, mortgage banking, alternative assets, and administration. Mr. Field currently serves as Chairman of The General

Retirement System for Employees of Jefferson County and is also on the advisory board of Boyd Watterson, which specializes in mission critical properties leased to various agencies. Mr. Field is a former Certified Public Accountant and began his career with Arthur Anderson & Company.

The Board believes that Mr. Field's operational experience and practical knowledge gained through his employment in several real estate and banking roles allow him to provide valuable insight and expertise to the Board.

David P. Hale
Director since 2017
Age 67

Dr. Hale served as a Professor of Management Information Systems and Endowed MIS Fellow in the Culverhouse College of Business and the Manderson Graduate School of Business at The University of Alabama, where he was on the faculty from 1995 until his retirement in 2022. In this role, he co-developed and led the Management Information Systems program, which has been recognized as one of the top programs of its type nationally. He was also Director of the Aging Infrastructure Systems Center of Excellence. In addition, Dr. Hale has been and is currently engaged by various commissions and task forces of federal and state governments, as well as numerous private sector companies, for initiatives relating to economic development, information technology, and cybersecurity, among other matters.

The Board believes that Dr. Hale's knowledge and experience in the areas of information technology and cybersecurity are valuable assets and resources for the Company and the Board.

Marlene M. McCain
Director since 2021
Age 67

Ms. McCain is a Certified Public Accountant and is currently providing consulting services to a large non-profit organization in Birmingham, Alabama. She retired from public accounting in 2017 after serving as a member of Warren Averett, LLC for 14 years. Ms. McCain has over 40 years of accounting experience, including almost 30 years in public accounting, including 10 years at an international firm, where she specialized in accounting and consulting services to a wide range of financial services entities (banks, credit unions, brokers/RIAs, and mortgage and insurance entities), in addition to health care, technology, retail and nonprofit organizations. Prior to Warren Averett, she spent ten years working as a Vice President of Finance or Group Controller for two large companies in the Birmingham area and ten years with Ernst & Young LLP as an auditor. Ms. McCain has served as both chair and commissioner of the Alabama Securities Commission, as well as the chair and a board member of the Alabama Society of Certified Public Accountants (ASCPA). She served a one-year term on the American Institute of Certified Public Accountants (AICPA) Board of Directors. She also received the prestigious AICPA Woman to Watch – Experienced Leader Award in 2011 and served as president and board member of the American Society of Women Accountants. Ms. McCain has always been active in the community, with her primary focus on volunteer activities for certain nonprofit organizations.

Ms. McCain's extensive public accounting experience, as well as her management experience and practical knowledge gained through her employment in finance-related roles at various companies, give her a wide range of accounting, financial, capital markets, risk assessment and other executive management experience and skills, all of which provide valuable insight and expertise to the Board.

J. Lee McPhearson Director since 2009 Age 71	Mr. McPhearson has worked as an attorney since 1978, and he is currently practicing in Butler, Alabama. Mr. McPhearson also serves as County Attorney for Choctaw County, Alabama. From 1995 until 2002, Mr. McPhearson served as Circuit Judge for the First Judicial Circuit of the State of Alabama and previously served from 1981 until 1987 as District Attorney for the First Judicial Circuit. Mr. McPhearson is currently actively involved in timber and real estate enterprises, including McPhearson Land and Timber Company, LLC and McPhearson Land Holdings, LLC, of which he is the managing member, and MJM Development, LLC, of which he is the secretary and member. He also helps oversee and manage the timber operations and oil and gas interests on land that comprises property in Choctaw County, Alabama, and Wayne County, Mississippi. Mr. McPhearson's experience as a legal practitioner, which involves some representation and advising of business entities, as well as his knowledge and understanding of the communities served by the Company and the Bank gained through his time on the bench, contribute greatly to the Board. Additionally, Mr. McPhearson's experience in the timber and real estate industries provides valuable insight to the Board regarding land and timber valuations and market conditions, which are important to the business of the Company and the Bank.
Jack W. Meigs Director since 1997 Age 67	Mr. Meigs served as Circuit Judge for the Fourth Judicial Circuit of the State of Alabama from 1991 until his retirement in April 2016. He has been engaged in the private practice of law since April 2016. The Board believes that Mr. Meigs' extensive legal experience in the local area, both as a practitioner and as a judge, provides him with a wide range of management skills and knowledge on topics important to businesses, which contribute greatly to the composition of the Board.
Aubrey S. Miller Director since 2014 Age 72	Mr. Miller serves as President of Higher Expectations Non-Profit Consulting Group, a position he has held since 2023, and he has served as Senior Pastor of the Faith Church at Midfield in Birmingham, Alabama since 1991. Previously, he served as President of the Shelby County, Alabama Board of Education, a position to which he was elected, from 2009 until 2022. Mr. Miller also served as Executive Director of the Juvenile Diabetes Research Foundation in Birmingham, Alabama from 2009 until his retirement in July 2015 and served as the Senior Vice President of Financial Development for the YMCA of Greater Birmingham until retiring in 2020. He also served as President and Chief Development Officer of the Baptist Health Foundation in Birmingham from 2005 to 2008. The Board believes that Mr. Miller's extensive experience in leading multiple organizations and in effectively creating and implementing budgets and strategic plans allows him to provide valuable insight and advice to the Board.
Staci M. Pierce Director since 2024 Age 49	Ms. Pierce currently is the Chief Executive Officer of Action Enterprise Holdings, LLC, a transportation and environmental services company headquartered in Birmingham, a position she has held since June 2020. Prior to this role and starting in July 2016, she served as General Counsel, EVP of Risk and Corporate Development, Corporate Secretary for Action Enterprise Holdings, LLC. She has over eight years of experience in executive and leadership roles in the transportation and environmental services industries and, prior to that, practiced law for five years. Ms. Pierce is also a member of the board of directors and its compensation committee of ProAssurance

Corporation, a public healthcare professional liability company. Ms. Pierce is actively involved with and volunteers in a number of non-profit organizations, and she holds a number of honors and leadership awards.

The Board believes that Ms. Pierce's background as a business executive and attorney has provided her with acumen that enables her to offer the Board valuable insight.

Tracy E. Thompson Director since 2024 Age 66	Mr. Thompson co-founded Focus Health Group in 2002, and he has served as its Chief Executive Officer since 2018. Focus Health Group is a health services company based in Knoxville, Tennessee, that provides low-cost generic pharmaceutical products. Mr. Thompson is also the co-founder of ZeniMedical and has served as its Chief Executive Officer since 2019. ZeniMedical provides dressing and wound care solutions for patients.

Previously, Mr. Thompson served as Chairman of the Board and Chief Executive Officer of The Peoples Bank, which was organized in 1920 and acquired by the Bank in 2018. In addition, Mr. Thompson holds real estate for development and investments and is a partner of Crescent at Ebenezer, a luxury apartment community in the heart of West Knoxville. Since 1998, Mr. Thompson has been an entrepreneur, founder/co-founder, and investor in several successful businesses

The Board believes that Mr. Thompson's extensive business experience, particularly operating a bank and investing in real estate, allows him to offer the Board valuable insight.

Bruce N. Wilson Director since 1997 Age 70	Mr. Wilson is a practicing attorney and the senior member in the law firm of Wilson, Drinkard & Drinkard, LLC, where he has worked since 1993.

Through his law practice, Mr. Wilson has represented and continues to represent business and corporate clients throughout all phases of their operations. He counsels clients on various real estate, industrial and economic development, and budgetary and auditing issues. The Board believes that Mr. Wilson's experience and understanding of these issues enable him to provide valuable insight to the Board.

Information About Executive Officers Who Are Not Also Directors

Thomas S. Elley Age 53	Mr. Elley has served as the Vice President, Chief Financial Officer, Principal Accounting Officer, Treasurer and Assistant Secretary of the Company and Senior Executive Vice President, Chief Financial Officer, Treasurer, Assistant Secretary and Investment Officer of the Bank since October 2013. In May 2022, he was named Senior Executive Vice President of the Company. Prior to his employment with the Company and the Bank, Mr. Elley served as the Vice President, Accounting Policy Manager and Line of Business Controller at Regions Financial Corporation in Birmingham, Alabama. From January 2000 to August 2010 and from April 2011 to May 2013, Mr. Elley served in various roles in the audit practice at Deloitte & Touche LLP, including Senior Manager, where he focused on Securities and Exchange Commission reporting, regulatory accounting and internal control audits under the Sarbanes-Oxley Act of 2002. From August 2010 to March 2011, Mr. Elley held the position of Impaired Loan Accounting Specialist with Iberiabank Corporation in Birmingham, Alabama. Mr. Elley also has prior experience as a compliance officer and loan analyst for financial institutions and is a Certified Public Accountant.

William C. Mitchell Age 59	Mr. Mitchell was named Senior Executive Vice President, Consumer Lending in September 2022, after previously serving in this role from January 2020 to August 2020. Mr. Mitchell served as Senior Executive Vice President, Consumer Banking from August 2020 to September 2022. Mr. Mitchell served as President and Chief Executive Officer of the Bank's subsidiary, Acceptance Loan Company, Inc. ("ALC"), from February 2008 to January 2020, and as Interim President and Chief Executive Officer of ALC from November 2007 to February 2008. Mr. Mitchell worked for ALC from May 1997 until he transferred to the Bank in January 2020.
Eric H. Mabowitz Age 66	Mr. Mabowitz joined the Bank in March 2008 and currently serves as the Senior Executive Vice President, Chief Risk Officer, Chief Compliance Officer, and CRA Officer. Mr. Mabowitz served as Executive Vice-President, South Alabama Market Executive from January 2016 until his appointment as Chief Risk Officer in January 2020. Prior to his employment with the Bank, Mr. Mabowitz was President and Chief Operating Officer of Premier Bank of the South from 2007 to 2008. He was employed by First Community Bank from 2006 to 2007 as Executive Vice President, Administration and from 2001 to 2006 as Executive Vice President, Chief Credit Officer. Mr. Mabowitz was employed by Renasant Bank from 1997 to 2001 and held several positions in credit administration.
Beverly J. Dozier Age 60	Ms. Dozier has served as Vice President, Corporate Secretary and Assistant Treasurer of the Company since October 2009. In May 2022, she was named Senior Vice President of the Company. She served as Senior Vice President, Executive Administration and Corporate Secretary of the Bank until January 1, 2020, when she was named Senior Vice President, Thomasville Market Executive, Corporate Secretary, and Assistant Treasurer of the Bank. Ms. Dozier has served the Bank in numerous capacities since 1984, including working as a loan officer and mortgage originator.

None of the directors or executive officers are related to any other director or executive officer of the Company.

CORPORATE GOVERNANCE

The Company is committed to having sound corporate governance principles. Operating in accordance with such principles is essential to running the Company's business effectively and to maintaining the Company's integrity in the marketplace. The Company's Board has adopted a Code of Business Conduct and Ethics that sets forth basic principles to guide the Company's and the Bank's employees, including the Chief Executive Officer, the Chief Financial Officer and other senior executive officers, in their conduct and compliance with applicable laws and governance principles. A copy of the Code of Business Conduct and Ethics is available on our website at https://www.fusb.com under the tabs "Investors – Governance – FUSB Policies." We will furnish any person without charge, upon written request, a copy of the Code of Business Conduct and Ethics. In the event the Company amends or waives any of the provisions of the Code of Business Conduct and Ethics applicable to our Chief Executive Officer, the Chief Financial Officer and other senior executive officers that relate to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the Exchange Act, the Company intends to disclose these actions on the Company's website.

The following is a summary of the Company's director independence standards, the Board and committee structure, the director nomination process and the procedures for shareholders to follow to communicate with the Board.

Director Independence

The Nasdaq Stock Market, LLC, the exchange on which the Company's common stock is listed ("Nasdaq"), requires that a majority of the Company's Board members be "independent." Accordingly, because the Board currently has 11 members, at least six of the directors must be independent. In accordance with Nasdaq's listing rules, a director is not considered to be independent unless the Board determines that the director has no relationship with the Company or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company or any of its subsidiaries) that would interfere with the exercise of the director's independent judgment in carrying out the responsibilities of a director. Members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee also must meet the applicable independence tests in the Nasdaq listing rules and the federal securities laws.

The Board has determined that none of the directors standing for reelection, with the exception of Mr. House, has any material relationship with the Company or any of its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company or any of its subsidiaries) that would interfere with the exercise of independent judgment in carrying out his or her responsibilities. In making this determination, the Board considered transactions and relationships between each director or his or her immediate family and the Company, its subsidiaries and their employees. The purpose of this review was to determine whether any such transactions or relationships were material and possibly inconsistent with a determination that the director was independent. Mr. House is not independent because of his employment as the President and Chief Executive Officer of the Company and the Bank.

While conducting its review of director independence, the Board specifically considered the various deposit, loan and other relationships that each director has with the Bank, including the transactions disclosed under "Transactions with Related Persons," but determined in each case that these relationships did not interfere with their exercise of independent judgment in carrying out their responsibilities as directors. Additionally, the Board considered that the Company has leased various properties from entities with which Mr. Thompson is affiliated since the Bank acquired The Peoples Bank in 2018. The Company's lease arrangements with these entities are negotiated on the same basis and subject to the same terms and conditions as the Company's other similar lease arrangements. The Board determined that the amounts paid by the Company to Mr. Thompson's entities during each of the last three fiscal years were not material to the Company or Mr. Thompson. Based on this review, the Board concluded that the Company's relationship with Mr. Thompson's entities does not interfere with Mr. Thompson's exercise of independent judgment in carrying out his responsibilities as a director.

Company Leadership Structure

The business of the Company is managed under the direction of the Board, which is elected by our shareholders. The basic responsibility of the Board is to lead the Company by exercising its business judgment to act in what each director reasonably believes to be the best interests of the Company and its shareholders. Leadership is important to the effective operation of the Board for the benefit of the Company. The role of the Chairperson includes providing continuous feedback on the direction, performance and strategy of the Company, presiding over meetings of the Board, setting the Board's agenda with management and the Lead Independent Director, and leading the Board in anticipating and responding to risks faced by the Company.

The roles of Chief Executive Officer and Chairperson of the Board were separate until January 2025, when the Board, at the recommendation of the Nominating and Corporate Governance Committee, elected Mr. House, the President and Chief Executive Officer of the Company and the Bank, as Chairperson of the Board. Previously, he had served as Vice Chairperson of the Board since November 2022. Also in January 2025, the Nominating and Corporate Governance Committee recommended, and the Board approved, designating Mr. Briggs as the Vice Chairperson of the Board and the Lead Independent Director in accordance with the Company's Lead Director Charter. The Board believes that this leadership structure will enhance communication and cooperation among the directors and members of management. The Board may reconsider this leadership structure from time to time based on then-current considerations.

Risk Oversight

The Company is exposed to a number of risks and regularly undertakes a review to identify and evaluate these risks and develop plans to manage them effectively. While the Chief Executive Officer has overall responsibility for risk assessment, management and prioritization, the Board has an active role in the risk oversight process.

The Board regularly reviews information regarding the Company's financial, credit, liquidity, operational, legal, regulatory, compliance, reputational and strategic risks based on reports from management, including the Chief Executive Officer and the Chief Financial Officer. The Audit Committee is primarily responsible for overseeing the Company's enterprise risk management ("ERM") program, including the process by which management assesses, prioritizes and manages the Company's material risks, and receives periodic reports from the Chief Risk Officer on the status of the ERM program. Certain other committees of the Board are responsible for specific oversight of the risk oversight process when a particular risk falls within the purview of that particular committee. The Audit Committee reviews the Company's financial risks (including risks required to be monitored under the Sarbanes-Oxley Act) and risks relating to financial reporting, audit matters and internal controls. The Nominating and Corporate Governance Committee specifically oversees risks associated with the independence of Board members, potential conflicts of interest and governance items. The Compensation Committee of the Board oversees the management of risks relating to the Company's compensation policies, plans, and practices, including executive compensation. The Retail, Operation and Compliance Committee of the Bank's Board of Directors oversees risk management policies with respect to retail products and operational functions, along with certain compliance and audit functions. The Information Technology Steering Committee oversees information technology services, cybersecurity and third-party technology risk exposure of the Bank. The Directors' Loan Committee oversees risks relative to certain loan and credit functions and approval processes of the Bank. The conclusions of each Board committee with respect to issues falling within the purview of that particular committee are brought to the attention of all Board members at the regularly-scheduled meetings of the Board. This enables the Board and its committees to coordinate with respect to the risk oversight function and responsibility.

Board Structure and Committees

The Board conducts its business through meetings of the Board and Board committees. Further, executive sessions of the independent directors of the Board are to be held at least two times a year and otherwise as needed. These sessions are chaired by the Chairperson of the Board or another independent director selected by a majority of the independent directors.

During 2024, the Board met ten times in regularly scheduled meetings and held one special meeting. All of the incumbent directors attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which he or she served during the year.

Directors are encouraged but not required to attend the Annual Meeting of Shareholders each year. Ten individuals then serving as the Company's directors attended the Company's 2024 Annual Meeting of Shareholders held on April 25, 2024, with one director not attending.

Audit Committee

The Audit Committee assists the Board with its oversight responsibilities with respect to the financial reports and other financial information provided by the Company to its shareholders and others, the Company's financial policies and procedures and disclosure controls and procedures, the Company's system of internal controls and the Company's auditing, accounting and financial reporting processes. The Audit Committee operates under a written charter, a copy of which is posted on the Company's website at https://www.fusb.com under the tabs "Investors – Governance – FUSB Policies." The Audit Committee is required on an annual basis to review and reassess the adequacy of its charter and recommend any changes to the full Board. The Audit Committee last reviewed and assessed the adequacy of its charter on March 12, 2025. The Audit Committee met 11 times during 2024. The Audit Committee Report appears later in this Proxy Statement.

Certain Nasdaq listing rules and the federal securities laws require that at least one member of the Audit Committee must have an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, experience preparing, auditing, analyzing or evaluating financial statements or experience actively supervising one or more persons engaged in such activities, an understanding of internal control over financial reporting and an understanding of audit committee functions. The Board has determined that currently Marlene M. McCain and Robert Stephen Briggs each has the requisite attributes of an "audit committee financial expert."

The current members of the Audit Committee are Marlene M. McCain, Chairperson, Robert Stephen Briggs, Robert C. Field, Jack W. Meigs, Staci M. Pierce, and Bruce N. Wilson. The Board has carefully evaluated the backgrounds of the members of the Audit Committee and determined that such members qualify as "independent," as defined in the applicable Nasdaq listing rules, and such members satisfy the heightened independence standards under SEC rules.

Compensation Committee

The Compensation Committee assists the Board in overseeing and determining executive compensation. Among other responsibilities, the Compensation Committee reviews, recommends and approves salaries and other compensation of the Company's executive officers and administers the Company's equity compensation plans that may be in place from time to time. The Chief Executive Officer assists the Compensation Committee with determining the amount of compensation to be paid to the other executive officers but does not play a role in the final determination or approval of his own compensation. The Compensation Committee operates under a written charter, a copy of which is posted on the Company's website at https://www.fusb.com under the tabs "Investors – Governance – FUSB Policies." The Compensation Committee is required on an annual basis to review and reassess the adequacy of its charter and recommend any changes to the full Board. The Compensation Committee last reviewed and assessed the adequacy of its charter on March 12, 2025. The Compensation Committee met four times during 2024. The Compensation Committee Report appears later in this Proxy Statement.

The Compensation Committee has reviewed the Company's compensation programs, plans and practices for all of its employees as they relate to risk management and risk-taking initiatives to ascertain if they serve to encourage or incentivize risks that are "reasonably likely to have a material adverse effect" on the Company. As a result of this process, the Compensation Committee concluded and informed the Board that, based on the Company's current compensation programs, plans and practices, there are no such risks.

The current members of the Compensation Committee are Bruce N. Wilson, Chairperson, J. Lee McPhearson, Jack W. Meigs, Aubrey S. Miller, and Staci M. Pierce. The Board has carefully evaluated the backgrounds of the members of the Compensation Committee and determined that such members qualify as "independent," as defined in the applicable Nasdaq listing rules and as defined in the committee's charter.

Nominating and Corporate Governance Committee

Among other responsibilities, the Nominating and Corporate Governance Committee reviews and recommends the selection of directors and members of committees of the Board and reviews and establishes the governance practices of the Company. The Nominating and Corporate Governance Committee operates under a written charter, a copy of which is posted on the Company's website at https://www.fusb.com under the tabs "Investors – Governance – FUSB Policies." The Nominating and Corporate Governance Committee is required on an annual basis to review and reassess the adequacy of its charter and recommend any changes to the full Board. The Nominating and Corporate Governance Committee last reviewed and assessed the adequacy of its charter on March 12, 2025. The Nominating and Corporate Governance Committee met eight times during 2024.

The members of the Nominating and Corporate Governance Committee are Jack W. Meigs, Chairperson, J. Lee McPhearson, Aubrey S. Miller, and Bruce N. Wilson. The Board has carefully evaluated the backgrounds of the members of the Nominating and Corporate Governance Committee and determined that such members qualify as "independent," as defined in the applicable Nasdaq listing rules, including the heightened independence standards applicable to members of compensation committees of listed companies.

Executive Committee

Among other responsibilities, the Executive Committee, created in November 2022, provides advice to the executive officers of the Company and takes actions on behalf of the Board between meetings of the Board. The Executive Committee is required on an annual basis to review and reassess the adequacy of its charter and recommend any changes to the full Board. The Executive Committee met four times during 2024.

The members of the Executive Committee are James F. House, Chairperson, Robert Stephen Briggs, Robert C. Field, David P. Hale, Marlene M. McCain, and Aubrey S. Miller.

Consideration of Director Nominees

Criteria and Board Composition

Criteria that are used by the Nominating and Corporate Governance Committee in connection with evaluating and selecting new directors include factors relating to whether the candidate would meet the definition of "independent," as defined by the applicable Nasdaq listing rules, as well as the candidate's skills, occupation and experience in the context of the needs of the Board. The Board believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

The Nominating and Corporate Governance Committee continually reviews the qualifications and responsibilities of all directors in consideration of the Board's overall responsibility to shareholders. The Nominating and Corporate Governance Committee also considers issues of relevant experience, intelligence, independence, commitment, integrity, diligence, conflicts of interest, age, compatibility with the Company's other Board members and management team, understanding of the Company's business and culture, the ability to act in the best interests of the shareholders, and other factors deemed relevant. The goal of this process is to assemble a group of directors with deep, varied experience, sound judgment and commitment to the success of the Company. For a discussion of the individual experience and qualifications of our directors, refer to "Proposal 1 – Election of Directors" in this Proxy Statement.

Process for Identifying and Evaluating Director Nominees

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the Board. Assuming that the appropriate biographical and background material discussed below is provided on behalf of candidates recommended by shareholders, the Nominating and Corporate Governance Committee will evaluate those candidates by applying substantially the same criteria and following substantially the same process as that used for candidates submitted by Board members. With respect to Messrs. Field and Thompson and Ms. Pierce, each of whom was elected to the Board following the 2024 Annual Meeting of Shareholders, such candidates were recommended to the Nominating and Corporate Governance Committee by other current members of the Board.

Director Nominees Proposed by Shareholders

The Nominating and Corporate Governance Committee will consider candidates recommended by shareholders for inclusion by the Board in the slate of nominees that the Board recommends to the shareholders for election. In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director nominees, including candidates recommended by shareholders, the Nominating and Corporate Governance Committee applies the selection criteria and follows the process described above.

Shareholders may recommend individuals for the Nominating and Corporate Governance Committee to consider as potential director candidates by submitting the following information to the Nominating and Corporate Governance Committee, c/o Corporate Secretary of First US Bancshares, Inc., 131 West Front Street, P.O. Box 249, Thomasville, Alabama 36784:

- the name of the recommended person;

- all information relating to the recommended person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act;

- the written consent of the recommended person to being named in the proxy statement as a nominee and to serve as a director if elected;

- as to the shareholder making the recommendation, the name and address of such shareholder as the name and address appear on the Company's books; provided, however, that, if the shareholder is not a registered holder of the Company's common stock, the shareholder should submit his or her name and address along with a current written statement from the registered holder; and

- a statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In addition to submitting nominations in advance to the Nominating and Corporate Governance Committee for consideration, a shareholder also may nominate persons for election to the Board of Directors in person at a shareholders meeting. Section 2.15 of the Company's Bylaws provides for procedures pursuant to which shareholders may nominate a candidate for election as a director of the Company. The chairperson of the meeting shall have the power to determine and declare to the meeting whether or not a nomination was made in accordance with the procedures set forth in our Bylaws and, if the chairperson determines that a nomination is not in accordance with the procedures set forth in the Bylaws, to declare to the meeting that the nomination will be disregarded. A copy of the Company's Bylaws is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on January 30, 2025. We will furnish any person without charge, upon written request, a copy of the Bylaws. In addition to satisfying the requirements under our Bylaws, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice to the Company that complies with the informational and timing requirements of Rule 14a-19 under the Exchange Act.

Shareholder Communications with the Board

The Board will give appropriate attention to written communications that are submitted by shareholders and will respond as the Board deems appropriate. Absent unusual circumstances or as contemplated by committee charters, the Chairperson of the Nominating and Corporate Governance Committee primarily will be responsible for monitoring communications from shareholders and providing copies or summaries of such communications to the other directors as he or she deems appropriate. Communications will be forwarded to all directors if such communications relate to substantive matters and include suggestions or comments that the Chairperson of the Nominating and Corporate Governance Committee considers important.

Shareholders and other interested parties who wish to send communications on any topic to the Board should address such communications to:

> Chairperson of the Nominating and Corporate Governance Committee
> c/o Corporate Secretary of First US Bancshares, Inc.
> 131 West Front Street
> P.O. Box 249
> Thomasville, Alabama 36784

All written communications to the Board will be relayed to the Nominating and Corporate Governance Committee without being screened by management.

TRANSACTIONS WITH RELATED PERSONS

The Company recognizes that transactions between the Company or its subsidiaries and any of its directors or executive officers may present potential or actual conflicts of interest that are not in the best interests of the Company and its shareholders. Therefore, as a general matter and in accordance with the Company's Code of Business Conduct and Ethics, the Company prefers to avoid such transactions. Nevertheless, there are situations where such transactions may be in, or may not be inconsistent with, the best interests of the Company and its shareholders. Therefore, the Company has adopted a written policy and procedures that require the Audit Committee to review and, if appropriate, to approve or ratify any such transactions.

Policy and Procedures Regarding Related Person Transactions

The Audit Committee's Policy and Procedures With Respect to Related Person Transactions sets forth the process for reviewing, approving and ratifying transactions involving the Company and its subsidiaries and "related persons." "Related persons" include directors, director nominees and executive officers and their immediate family members, and shareholders owning 5% or more of the Company's outstanding common stock and their immediate family members. It is the Company's policy to approve and ratify transactions involving related persons only when the Board, acting through the Audit Committee, determines that the transaction in question is in, or is not inconsistent with, the best interests of the Company and its shareholders.

The procedures provide that, prior to entering into a related person transaction, management or the affected director or executive officer must bring the matter to the attention of a designated individual who will assess whether the matter should be considered by the Audit Committee. If a member of the Audit Committee is involved in the proposed transaction, he or she will be recused from all discussions and decisions about the transaction. To the extent that a related person transaction is not identified in advance, the terms of the transaction will be reviewed and evaluated by the Audit Committee. Only transactions that are in, or that are not inconsistent with, the best interests of the Company and its shareholders are approved or ratified by the Audit Committee.

Certain Transactions with Related Persons

During the 2023 and 2024 fiscal years, the Company leased various properties from entities with which Mr. Tracy E. Thompson, one of the Company's current directors, is affiliated. Pursuant to those lease arrangements, the Company paid a limited liability company, of which Mr. Thompson is the sole member, $301,524 and $160,064 in 2023 and 2024, respectively. The Company's lease negotiations with Mr. Thompson's entities are negotiated on the same basis and subject to the same terms and conditions as the Company's other similar lease arrangements.

Certain directors and executive officers of the Company and their family members are customers of, and have had transactions with, the Bank in the ordinary course of business, and additional transactions likely will take place in the ordinary course of business. The federal securities laws generally prohibit the Bank from extending credit to its directors and executive officers. However, loans made by the Bank to its directors and executive officers in compliance with federal banking regulations are exempted from this prohibition. Federal banking regulations require that all loans or extensions of credit to directors and executive officers of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank, therefore, is prohibited from making any new loans or extensions of credit to directors and executive officers at different rates or terms than those offered to the general public.

All outstanding loans and commitments to date have been made in the ordinary course of business and on substantially the same terms, including with respect to interest rates and collateral, as for comparable transactions with unrelated persons, and have not involved more than the normal risk of repayment or presented other unfavorable features.

EXECUTIVE COMPENSATION

Compensation Philosophy and Objectives

This Executive Compensation section describes the 2024 executive compensation program for our named executive officers. Our primary objective is to achieve and sustain significant increases in shareholder value. We have designed our executive compensation program, and we routinely evaluate and consider modifications to the program, to support this objective with a strong link between pay and corporate and individual performance, while discouraging executives from taking excessive risks. Our approach is aimed at ensuring our ability to attract, retain and motivate the executives, managers and professionals who are critical to our short- and long-term success in the banking industry. A portion of our executives' compensation is "performance-based" in the form of incentives that are intended to motivate balanced decision-making by our executives while also aligning their interests with those of our shareholders.

We design our compensation program to align with the following principles:

- **Competitive.** We review the compensation practices of the other companies in our compensation peer group and aim to target compensation for our executives at or near the market 50% percentile.

- **Performance-based.** We use a mixture of options, time-based restricted stock and cash incentives to link our executives' compensation to Company short- and long-term performance. Our cash incentive program for 2024 used the following specific metrics to determine executive bonuses: consolidated pre-tax income, consolidated pre-tax return on average assets, consolidated pre-tax return on average tangible equity, net loan growth in indirect lending and a discretionary component related to each executive's contributions toward the Company's strategic goals during 2024.

- **Shareholder-aligned.** Our stock-based incentives encourage the creation of long-term value and link the interests of our executives to those of our shareholders.

- **Prudent risk-taking.** We structure our compensation program to incentivize sustainable growth without encouraging our executives to take unreasonable risks that could damage the Company's profitability or reputation.

Compensation Governance Best Practices

The Compensation Committee annually reviews best practices in executive compensation and governance and continues to enhance our policies and practices, which include the following:

What We Do	What We Do Not Do
• Review the compensation peer group annually to ensure reasonable and appropriate size and scope fit for purposes of comparing executive compensation and bank performance	• No repricing of awards under our Incentive Plans without shareholder approval
• Have an independent Compensation Consultant advise the Compensation Committee	• No tax gross-up provisions exist in our agreements with named executive officers and we do not provide tax gross-ups for any taxable perks
• Conduct regular compensation benchmarking to assess the level of pay competitiveness for named executive officers	• Restrictions on hedging and pledging of FUSB securities under our insider trading policy
• Assess actual pay positioning for named executive officers in relation to target pay positioning outlined in our compensation philosophy	• No active SERPs
	• No "timing" of equity grants. We do not grant equity awards in anticipation of the release of material, non-public information, and we do not time the release of material,

What We Do	**What We Do Not Do**

- Have recoupment policies (i) requiring recoupment of any incentive compensation in the event of a restatement of our financial statements and (ii) permitting recovery of cash incentive compensation in certain additional circumstances

- Engage with our shareholders. We conduct an annual advisory say-on-pay vote and actively review the results of those votes as we make decisions regarding executive compensation.

non-public information based on equity grant dates.

- Limited and no excessive perks

Oversight of the Compensation Program

The Compensation Committee oversees our compensation program and approves the compensation paid to all executive officers, including the Chief Executive Officer and the two other most highly-compensated executive officers during 2024 – Mr. House, Mr. Elley and Mr. Mitchell (collectively, the "Named Executive Officers" or "NEOs").

Our Compensation Committee's responsibilities include reviewing and approving the amount, form and terms of compensation to be paid to the Named Executive Officers and assessing and making recommendations to the Board regarding executive compensation and benefit plans and programs. The Chief Executive Officer assists the Compensation Committee with determining the amount of compensation to be paid to the other executive officers but does not play a role in the final determination or approval of his own compensation. Our Human Resources Department also assists the Compensation Committee with compensation decisions by providing support and data for the committee.

Compensation Consultant

The charter of the Compensation Committee grants the Committee the authority to hire outside consultants to further its objectives and assist with its responsibilities. The Compensation Committee has engaged Willis Towers Watson, an independent compensation consultant, to assist the Compensation Committee by reviewing, assessing and providing recommendations with respect to the amount and form of director and executive officer compensation.

The Company does not have a policy that limits the services that an executive compensation consultant can perform. However, the Company has not engaged Willis Towers Watson for any projects other than those directed by the Compensation Committee and management, as described above, nor has Willis Towers Watson performed any other services for the Company. As a result, the Company has determined that Willis Towers Watson operates with full objectivity and without conflicts of interest in its support of the Compensation Committee.

Benchmarking

In determining market competitiveness of compensation, the Compensation Committee, with the assistance of Willis Towers Watson, reviews annually a combination of proxy information from the Company's compensation peer group and available market compensation survey data. The Compensation Committee may also use comparisons to the Company's compensation peer group to consider other market practices relevant to the scope of our executives' responsibilities. The Compensation Committee generally seeks to provide our executives with total compensation positioned around the median of competitive practice in order to assist in attracting and retaining talented executives and to further motivate and reward our NEOs for sustained, long-term improvements in the Company's financial results.

At the request of the Compensation Committee, Willis Towers Watson prepared an evaluation of our peer group for use in 2024. As a result of the evaluation, Willis Towers Watson recommended, and the Compensation Committee approved, the twelve companies listed below as the peer group for 2024. Willis Towers Watson identified and recommended these companies based on their being in a similar industry, being in a similar location and trading on the same stock exchange as the Company, as well as having assets between 0.5 and 2.0 times those of First US Bank.

2024 Compensation Peer Group

Company	Assets (in millions)*	Market Cap (in millions)†
Colony Bankcorp, Inc.	$3,053	$272
Investar Holding Corporation	2,815	182
Southern States Bancshares, Inc.	2,447	291
First Community Corporation	1,828	172
Peoples Bancorp of North Carolina, Inc.	1,636	168
Citizens Holding Company	1,405	51
Auburn National Bancorporation, Inc.	975	65
Bank of the James Financial Group, Inc.	969	62
Affinity Bancshares, Inc.	843	138
United Bancorp, Inc.	819	74
Village Bank and Trust Financial Corp.	737	70
Bank of South Carolina Corporation	640	68

* Information as of December 31, 2023.

† Information as of July 31, 2024.

Elements of Executive Compensation

Base Salaries

Each Named Executive Officer's base salary is determined principally by the responsibilities required by the officer's position, experience and contributions to our business and length of service in his position at the Company, as well as individual competence and comparison to peer institutions. Base salaries are reviewed and approved by the Compensation Committee annually to determine whether the base salary levels are appropriate. The base salaries of the Named Executive Officers in 2024 were as follows: for Mr. House, $400,000, increased from $390,000 in 2023; for Mr. Elley, $273,200, increased from $265,200 in 2023; and for Mr. Mitchell, $260,200, increased from $252,200 in 2023.

2024 Cash Incentive Program

In February 2024, the Company established a cash incentive program for certain executive officers and key employees of the Company and its subsidiaries designed to incentivize the achievement of specified short-term performance criteria (the "2024 CIP"). Under the 2024 CIP, each Named Executive Officer had the opportunity to earn a one-time cash payment equal to a predetermined percentage of his 2024 base salary, with the earned amount based on the level of performance with respect to certain corporate objectives applicable to the Company and the Bank. For Mr. House and Mr. Elley, the payment was based on (i) consolidated pre-tax income of the Company, (ii) consolidated pre-tax return on average assets, (iii) consolidated pre-tax return on average tangible equity, and (iv) a discretionary component related to each executive's contributions toward the Company's strategic goals during 2024. For Mr. Mitchell, the payment was based on (a) consolidated pre-tax income of the Company, (b) consolidated pre-tax return on average assets, (c) consolidated pre-tax return on average tangible equity, (d) net loan growth in indirect lending and (e) a discretionary component related to Mr. Mitchell's contributions toward the Company's strategic goals during 2024. The Company's 2024 performance targets are set forth in the table below.

2024 Financial Performance Objectives					
Corporate Objective	Threshold	Target	Stretch	Actual Results	Weight
Consolidated pre-tax income	$ 9,840,000	$12,300,000	$14,760,000	$ 10,754,000	25%
Consolidated return on average assets (pre-tax)	0.90%	1.12%	1.34%	1.00%	30% [2] or 25% [3]
Return on average tangible equity (pre-tax)	11.56%	14.45%	17.34%	12.33%	25% [2] or 15% [3]
Loan Growth – Indirect Lending	$24,000,000	$30,000,000	$36,000,000	($ 2,220,000)	15% [3]
Discretionary [1]	80%	100%	120%	(1)	20%

[1] The Compensation Committee approved the discretionary portion of Mr. House's and Mr. Elley's performance objectives at 100% based on, among other things, successful implementation of strategic reorganization and cost control initiatives, as well as improvement in total shareholder return in 2024. The Compensation Committee approved the discretionary portion of Mr. Mitchell's performance objectives at 120% based on, among other things, successful implementation of strategic reorganization and cost control initiatives, improvement in total shareholder return in 2024 and expansion of indirect lending dealer relationships in 2024.

[2] This number reflects the weight for Mr. House and Mr. Elley.

[3] This number reflects the weight for Mr. Mitchell.

Based on the performance metrics above, each Named Executive Officer was eligible to earn the payout amounts set forth in the table below.

	2024 Annual Incentive Range						
Name	Threshold	Threshold (% of Salary)	Target	Target (% of Salary)	Stretch	Stretch (% of Salary)	2024 Incentive Earned
James F. House	$90,000	22.5%	$180,000	45.0%	$270,000	67.5%	$134,890
Thomas S. Elley	47,810	17.5%	95,620	35.0%	143,430	52.5%	71,657
William C. Mitchell . . .	45,535	17.5%	91,070	35.0%	136,605	52.5%	68,253

Each Named Executive Officer's cash incentive payment was potentially subject to a downward adjustment as a result of certain regulatory or compliance ratings at the Bank.

Equity Awards

Our Named Executive Officers historically were eligible to participate in the First US Bancshares, Inc. 2013 Incentive Plan, which was originally adopted by the Board on March 22, 2013, and amended on May 2, 2019 (the "2013 Incentive Plan"). The 2013 Incentive Plan provided for the grant of incentive and nonqualified stock options, stock appreciation rights, awards of restricted stock and restricted stock units and performance compensation awards, including performance-based cash bonuses, to employees, non-employee directors and certain consultants of the Company and its affiliates, including the Bank.

On February 22, 2023, the Board adopted the First US Bancshares, Inc. 2023 Incentive Plan (the "2023 Incentive Plan"), which was approved by the Company's shareholders on April 27, 2023. The 2023 Incentive Plan provides for the grant of the same types of awards as the 2013 Incentive Plan. The Compensation Committee intends to grant all future incentive awards under the 2023 Incentive Plan, and no additional grants will be made under the 2013 Incentive Plan.

On February 9, 2024, we granted equity awards to our Named Executive Officers in the following amounts: 8,200 shares of restricted stock for Mr. House, 4,200 shares of restricted stock for Mr. Elley and 4,000 shares of restricted stock for Mr. Mitchell. These shares of restricted stock vest in equal increments on the first three anniversaries of the grant date.

Equity Grant Practices

Overview. As discussed above, the Compensation Committee intends to continue to make regular grants of equity that incentivize performance and have retentive effect. All such equity awards will be made under the 2023 Incentive Plan. Our practice in granting equity is to determine the total number of shares to be granted under the 2023 Incentive Plan in a certain year based on the estimated expense to the Company of the awards and the earnings per share impact of that expense, as well as the total number of shares available for grant under the 2023 Incentive Plan. The Compensation Committee then allocates this pool of shares among the participants based on level and performance and considerations such as retention and competitive compensation levels. We do not select grant dates based upon the public release of material information about the Company, and the proximity of the grant date of any award to the date on which we announce such information is coincidental.

Timing of Equity Grants. We have not granted stock options as part of our equity compensation program since 2020, but the Compensation Committee may decide to do so again in the future. The Committee does not take into account material nonpublic information in determining the timing and terms of equity-based awards, and we have not timed the disclosure of material nonpublic information for the purposes of affecting the value of executive compensation. No stock options were issued to executive officers in 2024 during any period beginning four business days before the filing of a periodic report or current report disclosing material non-public information and ending one business day after the filing or furnishing of such report with the SEC.

Termination and Change in Control Benefits

We believe that it is important to protect the financial interests of our senior management in the event of a change in control. Further, we believe that the interests of the Company's shareholders are best served if the interests of our senior management are aligned with the shareholders' interests. Providing change in control benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in the best interests of our shareholders.

Mr. House, our President and Chief Executive Officer, is the only Named Executive Officer with an employment agreement. On December 19, 2013, the Company, the Bank and Mr. House entered into an Amended and Restated Executive Employment Agreement that replaced the original employment agreement entered into by the Company, the Bank and Mr. House on November 7, 2011, when Mr. House first began serving as the President and Chief Executive Officer of the Company and the Bank. In addition to setting forth various terms with respect to Mr. House's base salary, the equity compensation, perquisites and other benefits to which Mr. House is entitled, and certain restrictive covenants, the employment agreement contains certain termination and change in control provisions, the details of which are further discussed under the caption, "Employment Agreement with Mr. House."

Additionally, we have entered into a Change in Control Agreement with each of our executives, including Mr. Elley and Mr. Mitchell, pursuant to which certain payments are required in connection with a change in control. In the first quarter of 2022, we amended and restated the Change in Control Agreements for Mr. Elley and Mr. Mitchell. For more information, see "Potential Payments Upon Termination or Change in Control" contained herein.

Perquisites and Other Benefits

We provide our Named Executive Officers with limited perquisites and other personal benefits that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain qualified senior management. We believe that perquisites for our executives should be limited in scope and value and also should reflect similar perquisites provided to executive officers at other banks of comparable size.

Perquisites provided include, in some cases, payment of cell phone fees, subscription radio fees and club dues, as well as a Company-owned automobile and reimbursement of reasonable expenses in operating such automobile, or in situations where a Company-owned automobile is not provided, an allowance to reimburse the Named Executive Officer for the operation of a personal vehicle. Additionally, the Company pays a portion of the annual premium for a life insurance policy with a $250,000 death benefit for Mr. House. Effective December 2024, the Company also pays monthly premiums for a separate guaranteed-issue long-term disability policy for the Named Executive Officers, which would pay monthly amounts of $10,000, $9,210 and $8,195 for Mr. House, Mr. Elley and Mr. Mitchell, respectively, in the event of a coverage trigger. Otherwise, the Named Executive Officers participate in our employee benefit plans and programs on the same terms and conditions as other employees. The benefits available generally include medical and dental insurance, disability insurance and life insurance. In addition, we sponsor a 401(k) plan in which all eligible employees, including the Named Executive Officers, may participate.

Clawback/Recoupment Policy

We believe that the incorporation of a "clawback" or recoupment policy in our executive compensation program contributes to creating and maintaining a culture that emphasizes integrity and accountability and reinforces the performance-based principles underlying our executive compensation program. In November 2023, we adopted the First US Bancshares, Inc. Policy for the Recovery of Erroneously Awarded Compensation (the "Clawback Policy"), in compliance with the requirements of the Dodd-Frank Act, final SEC rules and applicable Nasdaq listing standards, which covers our current and former officers subject to Section 16 of the Exchange Act, including all of our Named Executive Officers. Under the Clawback Policy, if there is a restatement of our financial results, the Company will recover erroneously awarded incentive compensation from such officers during a three-year lookback period.

Additionally, our annual cash incentive programs permit recoupment of cash bonus payments in connection with certain events, including (i) achievement of financial results that are subsequently the subject of a restatement due to material noncompliance with any financial reporting requirement under either GAAP or the federal securities laws, other than as a result of changes to accounting rules and regulations, (ii) a subsequent finding that the financial information or performance objectives used by the Compensation Committee to determine the amount of any cash bonus payments were materially inaccurate and (iii) a Participant's conduct that is not in good faith and that materially disrupts, damages, impairs, or interferes with the business of the Company.

Insider Trading Policy; Prohibition on Pledging and Hedging of Company Stock and Equity Award Repricing

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have adopted an Insider Trading Policy (the "Policy") governing all transactions in the Company's securities by the directors, officers and employees of the Company and any subsidiary that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of the Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2024.

The Policy prohibits the directors, officers and employees of the Company and any of its subsidiaries from pledging their common stock in the Company as security or engaging in transactions designed to "hedge" against the price of the Company's common stock. The Policy explicitly prohibits short sales and hedging or monetization transactions, including options trading (buying or selling puts or calls or other derivative securities). These restrictions ensure that the NEOs, as well as other Company personnel, cannot offset or hedge against declines in the price of the Company's common stock they own or have a personal interest in the price of their shares that may be different from the interests of other stockholders generally. None of the Company's directors or executive officers currently engage in any pledging or hedging transactions.

The Board of Directors and the Compensation Committee view equity-based compensation to be a key factor in incentivizing the future performance of our executives. Consequently, the 2023 Incentive Plan provides that the Compensation Committee is not permitted to reduce the exercise price of outstanding stock options or stock appreciation rights; replace any stock option or stock appreciation right with a new award with a lower exercise price; cancel any stock option or stock appreciation right in exchange for cash; or take any other action that would be treated as a repricing under the Nasdaq listing rules.

Consideration of Prior Shareholder Advisory Vote on Executive Compensation

We provide our shareholders with the opportunity annually to vote to approve, on an advisory basis, the compensation of our Named Executive Officers (often referred to as a "say-on-pay" vote). Although the "say-on-pay" vote is advisory and non-binding, the Compensation Committee considers the outcome of the vote as part of its executive compensation planning process. At the 2024 Annual Meeting of Shareholders held on April 25, 2024, approximately 86% of the shares represented at the meeting in person or by proxy and entitled to vote on the "say-on-pay" proposal (excluding broker non-votes) were voted in favor of the compensation of the Company's Named Executive Officers as disclosed in the proxy statement for that meeting. The Compensation Committee considered this high level of shareholder support when determining the compensation for 2025, and decided not to make any significant changes to the structure of our compensation program. The Compensation Committee concluded that the Company's compensation program should continue to emphasize the performance, alignment and retention objectives described herein.

COMPENSATION COMMITTEE REPORT

The Compensation Committee, composed of independent directors, reviewed and discussed the Executive Compensation section with the Company's management. Based on the review and discussion, the Compensation Committee recommended to the Board that the Executive Compensation section be included in this Proxy Statement.

This report furnished by the Compensation Committee:

Bruce N. Wilson, *Chairperson*
J. Lee McPhearson
Jack W. Meigs
Aubrey S. Miller
Staci M. Pierce

SUMMARY COMPENSATION TABLE

The following table sets forth, for the years ended December 31, 2024 and 2023, a summary of the compensation paid to or earned by the Named Executive Officers. Note that, as a "smaller reporting company" and pursuant to the rules of the SEC, the Company is providing compensation information for 2024 and 2023 for Mr. House, as the President and Chief Executive Officer of the Company and the Bank, and Mr. Elley and Mr. Mitchell, as the two most highly compensated executive officers of the Company other than Mr. House who were serving as executive officers at the end of 2024.

Name and Principal Position	Year	Salary	Stock Awards [1]	Option Awards	Non-Equity Incentive Plan Compensation [2]	All Other Compensation [3]	Total
James F. House	2024	$400,000	$85,362	—	$134,890	$23,899	$644,151
President and Chief	2023	390,000	81,755	—	230,654	22,263	724,672
Executive Officer of the							
Company and the Bank							
Thomas S. Elley	2024	273,200	43,722	—	71,657	24,799	413,378
Senior Executive Vice	2023	265,200	42,355	—	121,990	23,738	453,283
President, Chief							
Financial Officer,							
Principal Accounting							
Officer, Treasurer and							
Assistant Secretary of the							
Company							
William C. Mitchell	2024	260,200	41,640	—	68,253	19,276	389,369
Senior Executive Vice	2023	252,200	39,400	—	118,927	20,219	430,746
President, Consumer							
Lending of the Bank							

[1] The amounts presented in this column represent the grant date fair value of shares of restricted common stock, computed in accordance with Accounting Standards Codification ("ASC") Topic 718.

[2] The amounts presented in this column represent cash paid under the 2024 or 2023 cash incentive program, as applicable.

[3] The following table describes each component in the "All Other Compensation" column for 2024 and 2023:

Name	Year	401(k) Contributions	Life Insurance Premiums	LTD Insurance Premiums*	AD&D Insurance Premiums	Automobile	Cell Phone Fees	Other**	Total
James F. House	2024	$13,800	$4,846	$293	$43	$1,585	$1,170	$2,162	$23,899
	2023	13,200	4,846	—	43	655	1,170	2,349	22,263
Thomas S. Elley	2024	13,800	564	346	96	7,200	1,170	1,623	24,799
	2023	13,200	564	—	96	7,200	1,170	1,508	23,738
William C. Mitchell	2024	13,800	564	326	96	3,174	1,170	146	19,276
	2023	13,200	564	—	96	5,036	1,170	153	20,219

* These amounts represent premiums paid by the Company during 2024 for additional long-term disability policies provided to the Company's executives, which additional coverage was approved by the Compensation Committee in October 2024 and effective December 2024.

** For Mr. House, this amount for 2024 includes $1,900 in club fees and $262 for a radio subscription fee, and this amount for 2023 includes $1,860 in club fees and $489 for a radio subscription fee. For Mr. Elley, this amount for 2024 represents $1,623 in club fees, and this amount for 2023 represents $1,508 in club fees. For Mr. Mitchell, this amount for 2024 represents $146 for a radio subscription service fee, and this amount in 2023 represents $153 for a radio subscription fee.

OUTSTANDING EQUITY AWARDS AT 2024 FISCAL YEAR-END

The following table sets forth information as of December 31, 2024, concerning outstanding equity awards previously granted to our Named Executive Officers:

| Name of Executive | Grant Date | Option Awards | | | | Stock Awards | |
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares in Units of Stock That Have Not Vested [9]
James F. House	02/24/16[1]	11,000	—	8.30	02/24/26	—	—
	02/22/17[2]	11,000	—	14.11	02/22/27	—	—
	02/12/18[3]	9,900	—	11.71	02/12/28	—	—
	02/27/19[4]	9,900	—	10.01	02/27/29	—	—
	02/26/20[5]	9,200	—	11.94	02/26/30	—	—
	02/22/22	—				2,745[6]	$ 34,560
	02/10/23	—				5,534[7]	69,673
	02/09/24	—				8,200[8]	103,238
Thomas S. Elley	02/24/16[1]	6,100	—	8.30	02/24/26	—	—
	02/22/17[2]	7,000	—	14.11	02/22/27	—	—
	02/12/18[3]	6,300	—	11.71	02/12/28	—	—
	02/27/19[4]	6,300	—	10.01	02/27/29	—	—
	02/22/22	—	—			1,167[6]	14,693
	02/10/23	—	—			2,867[7]	36,096
	02/09/24	—				4,200[8]	52,878
William C. Mitchell	02/24/16[1]	6,800	—	8.30	02/24/26	—	—
	02/22/17[2]	7,000	—	14.11	02/22/27	—	—
	02/12/18[3]	5,100	—	11.71	02/12/28	—	—
	02/27/19[4]	5,600	—	10.01	02/27/29	—	—
	02/22/22	—	—			1,067[6]	13,434
	02/10/23	—	—			2,667[7]	33,578
	02/09/24	—				4,000[8]	50,360

[1] Options granted in February 2016 vested in equal increments on the first three anniversaries of the grant date.
[2] Options granted in February 2017 vested in equal increments on the first three anniversaries of the grant date.
[3] Options granted in February 2018 vested in equal increments on the first three anniversaries of the grant date.
[4] Options granted in February 2019 vested in equal increments on the first three anniversaries of the grant date.
[5] Options granted in February 2020 vested in equal increments on the first three anniversaries of the grant date.
[6] The amount represents restricted shares of common stock granted under the 2013 Incentive Plan on February 22, 2022, that vest in equal increments on the first three anniversaries of the grant date.
[7] The amount represents restricted shares of common stock granted under the 2013 Incentive Plan on February 10, 2023, that vest in equal increments on the first three anniversaries of the grant date.
[8] The amount represents restricted shares of common stock granted under the 2023 Incentive Plan on February 9, 2024, that vest in equal increments on the first three anniversaries of the grant date.
[9] The amount represents the product of $12.59, which was the closing price for a share of our common stock reported by Nasdaq on December 31, 2024 (the last trading day of 2024), and the number of unvested shares of restricted stock reflected in the table for the corresponding award.

Employment Agreement with Mr. House

On December 19, 2013, Mr. House entered into an Amended and Restated Executive Employment Agreement (the "2013 Employment Agreement") with the Company and the Bank, which became effective on January 1, 2014, and replaced the employment agreement entered into by Mr. House with the Company and the Bank on November 7, 2011, when Mr. House first began serving as President and Chief Executive Officer of the Company and the Bank.

The initial term of the 2013 Employment Agreement was three years, with an additional year added to the term on each anniversary of the effective date, unless one of the parties provides notice of its intention not to extend the term. The 2013 Employment Agreement provides that Mr. House will be paid and eligible for the following compensation, among other employee benefits: an annual base salary that is subject to increase by the Board, life insurance coverage in the amount of $250,000, the use of a Company-owned automobile and reimbursement of reasonable expenses in operating such automobile, temporary housing in Thomasville, Alabama, and reimbursement of ordinary and reasonable expenses incurred in the performance of his duties as Chief Executive Officer and President of the Company and the Bank. In addition, for each year of the term of the 2013 Employment Agreement, Mr. House will be eligible to receive an annual long-term incentive award of up to 5,000 shares of the Company's common stock, options to purchase up to 10,000 shares of the Company's common stock, or some combination of the foregoing. The agreement also contains non-compete and confidentiality restrictions. Specifically, Mr. House is prohibited from competing with the Company or the Bank for two (2) years following the termination of his employment and from disclosing confidential and proprietary information for a period of three (3) years after the termination of his employment.

Under the terms of the 2013 Employment Agreement, Mr. House is entitled to certain payments and benefits if his employment terminates due to his retirement, death or involuntary termination, or if his termination is related to a change in control of the Company or the Bank. In the event that Mr. House's employment terminates due to his death or disability, or Mr. House terminates his employment for any reason other than "good reason," he is entitled to any accrued and unpaid base salary earned through the date of termination and all vested amounts payable and vested benefits accrued under any otherwise applicable plan, policy, program or practice in which Mr. House was a participant. If Mr. House is involuntarily terminated without "cause" or Mr. House terminates his employment for "good reason," he is entitled to (i) a lump sum cash payment within thirty (30) days following his termination in an amount equal to the greater of either one (1) times his base salary then in effect or the amount of the base salary that otherwise would have been payable to Mr. House for the remainder of the term and (ii) reimbursement for any premiums paid by Mr. House for COBRA health continuation coverage, subject to limitations in the agreement. In the event of a change in control, Mr. House is not entitled to any payment unless he is terminated or he terminates his employment within six (6) months following the change in control. If Mr. House is terminated without "cause" or if he terminates his employment for "good reason" during the six (6) months following a change in control, he is entitled to a lump sum cash payment within thirty (30) days following his termination in an amount equal to 299% of his "base amount," as defined in Section 280G(b)(3)(A) of the Internal Revenue Code of 1986, as amended, subject to all applicable withholdings.

Internal Revenue Code Section 409A imposes significant taxes on an executive officer in the event that he receives deferred compensation that does not satisfy certain statutory and regulatory requirements in accordance with Internal Revenue Code Section 409A. However, it is the intent of the Company and the Bank that the amounts payable to Mr. House under the employment agreement comply with or are exempt from Section 409A.

Potential Payments Upon Termination or Change in Control

Mr. House's 2013 Employment Agreement contains severance provisions pursuant to which Mr. House is entitled to certain payments or benefits in the event that his employment is terminated without "cause" or for "good reason." See the discussion under "Employment Agreement with Mr. House" for additional information.

In addition, on May 20, 2014, the Company entered into Change in Control Agreements with its executive officers, including Mr. Elley, and on February 22, 2021, the Company entered into an Amended and Restated Change in Control Agreement with Mr. Mitchell. Subsequently, on March 1, 2022, the Company entered into an Amended and Restated Change in Control Agreement with certain of its executive officers, including Mr. Elley, and a Second Amended and Restated Change in Control Agreement with Mr. Mitchell (collectively, the "Amended CIC Agreements"). Each of the Amended CIC Agreements provides for an eighteen-month period following a "change in control" (as defined in the Amended CIC Agreements) during which the executive officer will be, upon experiencing a "qualifying termination of employment" (as defined in the Amended CIC Agreements), entitled to a one-time lump sum payment by the Company in an amount equal to 200% of the sum of (A) the executive officer's annual base salary in effect as of the date of termination plus (B) the executive officer's target bonus opportunity under the cash incentive program in effect for the year at issue (the "Severance Benefit"), a pro rata share of the executive officer's target bonus for the year in which termination occurs, and the reimbursement by the Company of health insurance continuation expenses incurred by the executive officer, in addition to any rights and welfare benefits provided to the executive officer under any plans and programs upon termination of employment. In the event that the executive officer's employment is terminated as a result of such officer's voluntary resignation without "good reason" (as defined in the Amended CIC Agreements) within six (6) months after a change in control, the executive officer will be entitled to the same payments described above, except that the one-time lump sum payment will be equal to 100% of the executive officer's Severance Benefit. Each of the Amended CIC Agreements also provides that, during the employment period and for a period of two (2) years following termination of employment, the executive officer will be bound by covenants not to compete and not to solicit customers or employees; provided, however, that the non-competition provisions of the Amended CIC Agreements will apply only if the executive officer is entitled to the one-time lump sum payment described above; and, provided further, that if the executive officer is entitled to a lump sum payment equal to only 100% of the Severance Benefit, the non-competition provisions of the Amended CIC Agreements will endure for only one (1) year.

Pursuant to the restricted stock award agreements (each a "Restricted Stock Award Agreement") under the 2013 Incentive Plan and the 2023 Incentive Plan (collectively, the "Plans"), if an officer's Continuous Service (as defined in the Plans) terminates due to death, disability or retirement (as defined in the Restricted Stock Award Agreement), 100% of the unvested restricted stock shall vest as of the date of such termination. If the Continuous Service terminates for any reason other than death, disability or retirement, any unvested restricted stock shall be automatically forfeited upon such termination. Pursuant to the Plans, in the event of a Change in Control (as defined in the Plans) the Restricted Period (as defined in the Plans) shall expire immediately with respect to 100% of the shares of restricted stock, subject to the discretion of the Compensation Committee.

Pursuant to the nonqualified stock option agreements (each an "Option Agreement") under the Plans, in the case of termination due to disability, any unvested portion of the option shall become fully vested on the date of termination and the officer (or, in certain circumstances, his personal representative) may exercise the vested option at any time prior to the Expiration Date (as defined in the Option Agreement). In the case of termination due to death, any unvested portion of the option shall become fully vested on the date of death, and the vested option may be exercised by the officer's estate, by a person who acquired the right to exercise the option by bequest or inheritance, or by a person designated pursuant to the Option Agreement at any time prior to the Expiration Date. In the case of termination due to retirement (as defined in the Option Agreement), any unvested portion of the option shall become fully vested on the date of retirement and the officer may exercise the vested option at any time prior to the Expiration Date. In the case of termination other than for disability, death or retirement, the officer may exercise the vested portion of the option, but only within such period of time ending on the earlier of (a) the date three (3) months following the termination of the officer's continuous service or (b) the Expiration Date; provided, however, that in the case of termination for Cause (as defined in the Plans), the option (whether vested or unvested) shall immediately terminate and cease to be exercisable. In the case of a Change in Control, the option shall become immediately vested and exercisable with respect to 100% of the shares subject to the option, subject to the discretion of the Compensation Committee.

PAY VERSUS PERFORMANCE

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are providing the following disclosure regarding executive compensation for our principal executive officer ("PEO") and Non-PEO NEOs and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for PEO [1]	Compensation Actually Paid to PEO [1][2][3]	Average Summary Compensation Table Total for Non-PEO NEOs [1]	Average Compensation Actually Paid to Non-PEO NEOs [1][2][3]	Value of Initial Fixed $100 Investment Based on TSR [4]	Net Income (in thousands)
2024	$644,151	$681,468	$401,374	$419,440	$126.10	$8,170
2023	724,672	745,430	442,015	451,384	101.29	8,485
2022	738,697	715,596	437,022	426,944	83.33	6,864

[1] The PEO for 2024, 2023 and 2022 was James F. House. The non-PEO NEOs for 2024, 2023 and 2022 were Thomas S. Elley (Senior Executive Vice President, Chief Financial Officer, Principal Accounting Officer, Treasurer and Assistant Secretary) and William C. Mitchell (Senior Executive Vice President, Consumer Lending of the Bank).

[2] The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

[3] Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. To calculate the amounts of Compensation Actually Paid to the PEO in 2024, the following adjustments were made to the PEO's Summary Compensation Table Total:

    a.   We deducted $85,362 reported in the Summary Compensation Table, reflecting the grant date fair value of 8,200 shares of restricted stock granted to the PEO in fiscal year 2024;

    b.   We added $103,238, reflecting the fair value of such shares of restricted stock as of the end of fiscal year 2024;

    c.   We added $18,876, reflecting the change in the fair value during fiscal year 2024 of 8,279 shares of restricted stock granted to the PEO before fiscal year 2024 that were outstanding and unvested as of the end of fiscal year 2024; and

    d.   We added $565, reflecting, as of the applicable vesting date, the change in the fair value during fiscal year 2024 of 6,711 shares of restricted stock granted to the PEO before fiscal year 2024 that vested during fiscal year 2024.

To calculate the amounts of Compensation Actually Paid, on average, to our non-PEO NEOs in 2024, the following adjustments were made to the Average Summary Compensation Table Total for Non-PEO NEOs:

    a.   We deducted $42,681 reported in the Summary Compensation Table, reflecting the average grant date fair value of restricted stock granted to the non-PEO NEOs in fiscal year 2024;

    b.   We added $51,619, reflecting the average fair value of such restricted stock as of the end of fiscal year 2024;

    c.   We added $8,856, reflecting the average change in the fair value during fiscal year 2024 of restricted stock granted to the non-PEO NEOs before fiscal year 2024 that were outstanding and unvested as of the end of fiscal year 2024; and

d. We added $272, reflecting, as of the applicable vesting date, the average change in the fair value during fiscal year 2024 of restricted stock granted to the non-PEO NEOs before fiscal year 2024 that vested during fiscal year 2024.

(4) The values disclosed in this TSR column represent the measurement period value of an investment of $100 in our common stock as of December 31, 2021, and then valued again on each of December 31, 2022, December 31, 2023 and December 31, 2024. Historical stock performance is not necessarily indicative of future stock performance.

Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our other NEOs, and the Company's cumulative TSR over the three most recently completed fiscal years.



Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our other NEOs, and our Net Income during the three most recently completed fiscal years.



DIRECTOR COMPENSATION

In establishing director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company and the skill level required by the Company of members of the Board, as well as the importance of attracting and retaining qualified candidates to serve on the Board.

Fees

Each of the non-employee directors of the Company receives a $24,000 annual retainer for service as a director. If there is a non-executive Chairperson, he or she will receive an additional $10,000 annual retainer. If there is a Lead Independent Director, he or she will receive an additional $10,000 annual retainer. The Chairpersons of the committees of the Board receive additional retainer fees as follows: $7,500 annually for the Chairperson of the Audit Committee and $5,000 annually for the Chairperson of each of the following committees: the Asset/Liability Committee; the Compensation Committee; the Directors' Loan Committee; the Executive Committee; the Nominating and Corporate Governance Committee; the Information Technology Steering Committee; the Retail Operations Compliance Committee; and the Tennessee New Business Committee.

Equity Compensation

Our directors historically were eligible to participate in the 2013 Incentive Plan, under which they were able to receive grants of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units and other types of equity awards designed to align the interests of the directors with those of the Company's shareholders. Pursuant to the First US Bancshares, Inc. Equity-Based Awards Grant Policy, the Compensation Committee determined the level of annual equity-based grants to be awarded with consideration given to each director's level of responsibility and total compensation as well as the value of any benefits to which a director is entitled under any retirement agreement with the Company, as discussed below.

On February 22, 2023, the Board adopted the 2023 Incentive Plan, which was approved by the Company's shareholders on April 27, 2023. The 2023 Incentive Plan provides for the grant of the same types of awards as the 2013 Incentive Plan. The Compensation Committee will grant all future incentive awards under the 2023 Incentive Plan, and no additional grants will be made under the 2013 Incentive Plan.

On February 9, 2024, the Compensation Committee awarded a total of 12,200 shares of restricted stock to our directors. The shares vested in full on the first anniversary of the grant date and, therefore, are no longer restricted. During the restricted period, the directors were entitled to vote and receive dividends with respect to their shares of common stock but could not transfer the shares, outside of certain narrow exceptions. The value of the grant of restricted stock to each director is set forth in the "2024 Director Compensation Table" below.

Stock Ownership Guidelines for Non-Employee Directors

We believe that it is important for our directors to have a financial stake in the Company, and we have adopted formal stock ownership guidelines for non-employee directors. Under the ownership guidelines, which are set forth in our Guidelines on Significant Governance Issues, the Board has specified a requirement that non-employee directors must own at least 400 shares of the Company's common stock. The guidelines further direct that each non-employee director should develop a meaningful ownership position in the Company over time. During 2024, all of our non-employee directors were in compliance with the ownership guidelines. Additional information regarding the beneficial stock ownership of our non-employee directors can be found in the "Security Ownership of Certain Beneficial Owners and Management" table contained herein.

Director Retirement Agreements

In order to encourage the members of the Board to continue to serve as directors of the Company, we entered into director retirement agreements with each of our non-employee directors who joined the Board prior to 2013. The director retirement agreements are nonqualified deferred compensation arrangements that are designed to motivate the directors to serve on the Board until their retirement.

We initially entered into the director retirement agreements in 2002 with each member of the Board at that time, including current directors Meigs and Wilson. In their original form, these agreements promised each director a benefit to be paid annually for ten years, generally beginning on the later of the date on which the director reached age 70 or the date on which the director terminated service as a director. The amount of the benefit was initially set at $12,000 in September 2002 and was scheduled to increase by 3% each year until the director reached age 70 or his or her service as a director was terminated. The benefit was to be reduced if the director retired from the Board before age 70 or terminated service as a director due to a disability before age 70.

The director retirement agreements provide a change in control benefit. We believe that the interests of the Company's shareholders will be best served if the interests of our directors are aligned with the shareholders' interests. Therefore, the director retirement agreements provide that, if a director is terminated following a change in control of the Company or a change in control of the Bank, we will pay the director annually for ten years, beginning at age 70, an amount equal to the maximum benefit that he or she would have been entitled to receive had the director terminated service as a director at age 70.

The director retirement agreements are subject to Internal Revenue Code Section 409A. On November 20, 2008, the Company and the Bank entered into amendments to the director retirement agreements for each director at the time, the purpose of which was to ensure that the terms of the director retirement agreements comply with Internal Revenue Code Section 409A so that the directors would avoid potential negative tax consequences. The amendments to the director retirement agreements did not materially change the scope or amount of benefits to which the directors are entitled but may affect the time and form of payment of such benefits. The director retirement agreement entered into by the director joining the Board subsequent to the November 2008 amendments but prior to 2013 (current director McPhearson) complies with Section 409A.

On January 25, 2017, the agreements with current directors Meigs and Wilson were again amended to reflect the increase in the mandatory retirement age for non-employee directors from age 70 to age 75. Specifically, the 2017 amendment clarified that the annual increases in the amount of the annual benefit payable pursuant to the agreement will terminate at the end of the plan year (commencing on September 1 and ending on August 31) immediately preceding the date of the first meeting of shareholders of the Company at which directors are elected, following the date on which the director reaches the mandatory retirement age set forth in the Company's Bylaws. No amendment was required to the agreement with current director McPhearson to reflect this clarification.

Equalization Stipend

Directors who joined the Board in 2013 or later have not entered into director retirement agreements. In order to alleviate pay discrepancies between directors who entered into director retirement agreements and those who did not, as well as to more equitably align the pay structure of all directors, beginning in 2021, an "equalization stipend" was paid in cash. This stipend served to fairly equalize the combination of all Board fees, stock awards, and changes in the accumulated benefit accruing under the director retirement agreements.

Deferral Plan

Non-employee directors may elect to defer payment of all or any portion of their fees earned as directors under the First US Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan (the "Deferral Plan"). The Deferral Plan, which was originally ratified at the Annual Meeting of the Company's shareholders held on May 11, 2004 and amended and restated by the Board effective July 1, 2023, permits non-employee directors to invest their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or shares of the Company's common stock. If the deferred amounts are invested in share units, the return is determined as if such funds had been invested in the Company's common stock, and, if the deferred amounts are invested in cash, the return is calculated at an interest rate equal to the one-month term Secured Overnight Financing Rate (SOFR) plus 75 basis points. Deferred amounts generally are distributed to a director at the termination of such individual's service as a director of the Company, either in a lump sum payment or in annual installment payments. During 2024, four of our non-employee directors (Messrs. Gordon, Hale, and Miller, and Ms. Cook) deferred some or all of their directors' fees under the Deferral Plan.

2024 Director Compensation Table

The following table provides information regarding compensation earned by or paid to the Company's non-employee directors in 2024.

Name [1]	Fees Earned or Paid in Cash [2]	Stock Awards [3]	Option Awards [4]	Nonqualified Deferred Compensation [5]	All Other Compensation [6]	Total
Robert Stephen Briggs	$44,182	$21,861	—	—	$ 355	$66,398
Sheri S. Cook [7]	9,668	15,615	—	—	—	25,283
Robert C. Field [8]	12,159	—	—	—	—	12,159
John C. Gordon [9]	29,004	6,767	—	$14,030	619	50,420
David P. Hale	37,105	15,615	—	—	3,055	55,775
Marlene M. McCain	36,682	15,615	—	—	1,990	54,287
J. Lee McPhearson	38,795	6,767	—	4,239	2,450	52,251
Jack W. Meigs	24,125	6,767	—	13,905	781	45,578
Aubrey S. Miller	32,101	15,615	—	—	201	47,917
Staci M. Pierce [10]	2,000	—	—	—	—	2,000
Donna D. Smith [11]	9,668	15,615	—	—	—	25,283
Tracy E. Thompson [12]	2,417	—	—	—	—	2,417
Bruce N. Wilson	32,660	6,767	—	10,374	2,077	51,878

[1] Although Mr. House serves on the Board in addition to his service as President and Chief Executive Officer of the Company and the Bank, he currently receives no additional fees for his service on the Board; therefore, no additional information with respect to Mr. House is presented in this table.

[2] As described above, certain of our non-employee directors deferred all or a portion of their director fees pursuant to the Deferral Plan in 2024. The amounts in this column include the equalization stipend described above with respect to each director.

[3] The amounts presented in this column represent the fair value of the shares of restricted common stock granted to the directors on the date of grant in accordance with ASC Topic 718. As of December 31, 2024, the aggregate number of outstanding, unvested shares of restricted stock held by each director was as follows: for Mr. Briggs, 2,100 shares; for Mr. Gordon, 650 shares; for Dr. Hale, 1,500 shares; for Ms. McCain, 1,500 shares; for Mr. McPhearson, 650 shares; for Mr. Meigs, 650 shares; for Mr. Miller, 1,500 shares; and for Mr. Wilson, 650 shares. Mr. Gordon's unvested shares of restricted stock vested upon his resignation from the Board effective January 31, 2025 in accordance with the terms of the 2023 Incentive Plan.

[4] As of December 31, 2024, the aggregate number of outstanding, unexercised options for each director was as follows: for Mr. Briggs, 6,000 options; for Mr. Gordon, 3,000 options; for Mr. McPhearson, 3,000 options; for Mr. Meigs, 3,000 options; for Mr. Miller, 4,500 options; and for Mr. Wilson, 3,000 options. No new options were granted to any of our non-employee directors during 2024.

[5] This column represents the change in the present value of a director's accumulated benefit under his or her director retirement agreement in 2024. The change in present value of certain agreements was impacted by reductions in discount rate assumptions used in the calculation of present value.

[6] This column reflects reimbursements for mileage and related expenses paid to certain non-employee directors who traveled outside their county of residence to attend any Board or committee meeting and are reimbursed for mileage.

[7] Ms. Cook resigned from the Board effective April 26, 2024. Her unvested shares of restricted stock were forfeited upon resignation.

[8] Mr. Field was elected to the Board effective July 24, 2024

[9] Mr. Gordon retired effective January 31, 2025. His unvested shares of restricted stock vested upon his resignation.

[10] Ms. Pierce was elected to the Board effective November 20, 2024.

[11] Ms. Smith did not stand for re-election to the Board at the 2024 Annual Meeting of Stockholders. Her unvested shares of restricted stock automatically vested upon her retirement.

[12] Mr. Thompson was elected to the Board effective November 20, 2024.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Bruce N. Wilson, Chairperson, J. Lee McPhearson, Jack W. Meigs, Aubrey S. Miller, and Staci M. Pierce. Pursuant to the Compensation Committee's charter, Mr. House, Chairperson of the Board, Chief Executive Officer and President of the Company, is permitted to be present at meetings during which executive compensation other than for himself is under review and consideration. No member of the Compensation Committee nor director during 2024 was an executive officer of another company with a board of directors that has a comparable committee on which one of our executive officers serves on either the board of directors or the comparable compensation committee. No member of our Compensation Committee during 2024 had any relationships requiring disclosure under Item 404 of Regulation S-K.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number and percentage of outstanding shares of the Company's common stock beneficially owned as of March 12, 2025, by (i) the Named Executive Officers; (ii) each director and director nominee of the Company; (iii) all current executive officers and directors of the Company as a group; and (iv) beneficial owners of 5% or more of our common stock.

NAME OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP [1]	PERCENT OF CLASS
Anderson Group[2]	308,153	5.36%
Tontine Group[3]	361,084	6.28%
Robert Stephen Briggs[4]	74,418	1.29%
Thomas S. Elley[5]	56,663	*
Robert C. Field[6]	1,900	*
David P. Hale[7]	38,616	*
James F. House[8]	172,479	2.97%
Marlene M. McCain[9]	4,507	*
J. Lee McPhearson[10]	28,384	*
Jack W. Meigs[11]	9,587	*
Aubrey S. Miller[12]	15,276	*
William C. Mitchell[13]	53,989	*
Staci M. Pierce[14]	4,100	*
Tracy E. Thompson[15]	108,541	1.89%
Bruce N. Wilson[16]	19,457	*
All current directors and executive officers as a group (15 persons)	668,033	11.24%

*   Represents less than 1% of the outstanding shares.

[1]   Unless otherwise indicated, the named person has sole voting and sole investment power for the shares indicated. "Percent of Class" is based on (i) 5,752,262 shares of the Company's common stock outstanding, (ii) 50,885 shares of common stock equivalents held in the Deferral Plan that may be acquired by certain directors within 60 days and (iii) 140,600 shares of common stock that may be acquired by certain directors and executive officers within 60 days pursuant to the exercise of vested stock options. For each individual included in the table above, "Percent of Class" is calculated by dividing the number of shares beneficially owned by such person by the sum of (i) 5,752,262 shares of common stock outstanding and (ii) the number of additional shares of common stock that such person has the right to acquire within 60 days, if any. For "All current directors and executive officers as a group," "Percent of Class" is calculated by dividing the total number of shares beneficially owned by all 15 persons by the sum of (i) the total number of shares outstanding and (ii) the total number of shares that the members of the group have the right to acquire within 60 days. The percentages in this table have been rounded to the nearest hundredth. The Company currently has 10,000,000 shares of common stock, par value $0.01 per share, authorized for issuance.

[2]   This information is based solely upon our review of a Schedule 13D filed jointly by Charles C. Anderson, Harold M. Anderson, Terrence Anderson and Anderson CBP LLC (collectively, the "Anderson Group") with the SEC on January 5, 2024, reporting beneficial ownership as of December 26, 2023. This number reflects the beneficial ownership of the group collectively. Such Schedule 13D reports that (a) Charles C. Anderson has shared voting power and shared dispositive power with respect to 144,852 shares of common stock, (b) Harold M. Anderson has sole voting power and sole dispositive power with respect to 132,500 shares of common stock, (c) Terrence Anderson has sole voting power and sole dispositive power with respect to 30,801 shares of common stock and (d) Anderson CBP LLC has shared voting power and shared dispositive power with respect to 144,852 shares of common stock. The address for the Anderson Group is 202 North Court Street, Florence, AL 35630.

(3)   This information is based solely upon our review of an amended Schedule 13G filed jointly by Tontine Financial Partners, L.P. ("TFP"), Tontine Management, L.L.C. ("TM") and Jeffrey L. Gendell (collectively, the "Tontine Group") with the SEC on November 13, 2024, reporting beneficial ownership as of September 30, 2024. This number reflects the beneficial ownership of the group collectively. Such Schedule 13G/A reports that (a) TM, the general partner of TFP, has the power to direct the affairs, including directing the receipt of dividends from or the proceeds from the sale of the directly-owned shares of common stock, of TFP, (b) Mr. Gendell serves as the managing member of TM and (c) the Tontine Group has shared voting and dispositive power with respect to all 361,084 shares. The address for the Tontine Group is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.

(4)   Includes (i) 16,096 shares of common stock equivalents held pursuant to the Deferral Plan, with respect to which Mr. Briggs may acquire beneficial ownership within 60 days, (ii) 3,000 shares of common stock underlying options that are exercisable within 60 days, (iii) 2,100 shares of unvested restricted common stock with respect to which Mr. Briggs has voting rights and (iv) 4,430 shares held in the individual retirement account of Mr. Briggs's spouse.

(5)   Includes (i) 25,700 shares of common stock underlying options that are exercisable within 60 days and (ii) 7,534 shares of unvested restricted common stock with respect to which Mr. Elley has voting rights.

(6)   Includes 1,500 shares of unvested restricted common stock with respect to which Mr. Field has voting rights.

(7)   Includes (i) 17,192 shares of common stock equivalents held pursuant to the Deferral Plan, with respect to which Dr. Hale may acquire beneficial ownership within 60 days and (ii) 1,500 shares of unvested restricted common stock with respect to which Dr. Hale has voting rights.

(8)   Includes (i) 0.78 shares held in the 401(k) Plan, (ii) 51,000 shares of common stock underlying options that are exercisable within 60 days, and (iii) 14,734 shares of unvested restricted common stock with respect to which Mr. House has voting rights.

(9)   Includes 1,500 shares of unvested restricted common stock with respect to which Ms. McCain has voting rights.

(10)   Includes (i) 12,176 shares of common stock equivalents held pursuant to the Deferral Plan, with respect to which Mr. McPhearson may acquire beneficial ownership within 60 days, (ii) 1,500 shares of common stock underlying options that are exercisable within 60 days, (iii) 650 shares of unvested restricted common stock with respect to which Mr. McPhearson has voting rights, (iv) 3,000 shares owned by Mr. McPhearson's spouse and (v) 1,500 shares owned by McPhearson Land Holdings, LLC, with respect to which Mr. McPhearson disclaims beneficial ownership.

(11)   Includes (i) 1,203 shares of common stock equivalents held pursuant to the Deferral Plan, with respect to which Mr. Meigs may acquire beneficial ownership within 60 days, (ii) 1,500 shares of common stock underlying options that are exercisable within 60 days, (iii) 650 shares of unvested restricted common stock with respect to which Mr. Meigs has voting rights and (iv) 2,413 shares held jointly with Mr. Meigs' spouse.

(12)   Includes (i) 388 shares of common stock equivalents held pursuant to the Deferral Plan, with respect to which Mr. Miller may acquire beneficial ownership within 60 days, (ii) 3,000 shares of common stock underlying options that are exercisable within 60 days and (iii) 1,500 shares of unvested restricted common stock with respect to which Mr. Miller has voting rights.

(13)   Includes (i) 8,204 shares held in the 401(k) Plan, (ii) 24,500 shares of common stock underlying options that are exercisable within 60 days, (iii) 7,201 shares of unvested restricted common stock with respect to which Mr. Mitchell has voting rights and (iv) 1,209 shares owned by Mr. Mitchell's spouse, with respect to which Mr. Mitchell disclaims beneficial ownership.

(14)   Includes 1,500 shares of unvested restricted common stock with respect to which Ms. Pierce has voting rights.

(15)   Includes 1,500 shares of unvested restricted common stock with respect to which Mr. Thompson has voting rights.

(16)   Includes (i) 3,830 shares of common stock equivalents held pursuant to the Deferral Plan, with respect to which Mr. Wilson may acquire beneficial ownership within 60 days, (ii) 1,500 shares of common stock underlying options that are exercisable within 60 days, and (iii) 650 shares of unvested restricted common stock with respect to which Mr. Wilson has voting rights.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than ten percent (10%) of our common stock, to file reports of ownership and changes in ownership of Company common stock held by them with the SEC. Copies of these reports must also be provided to the Company. Based on our review of these reports, we believe that, during the year ended December 31, 2024, all reports required to be filed during such year were filed on a timely basis, with the exception of a late Form 4 filing on behalf of Eric H. Mabowitz filed on July 10, 2024, relating to the rebalancing of his 401(k) plan.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is composed of six directors who are independent directors as defined under the applicable Nasdaq listing rules and the SEC rules currently in effect.

The Audit Committee hereby submits the following report:

- We have reviewed and discussed with management the Company's audited consolidated financial statements as of and for the year ended December 31, 2024.

- We have discussed with the independent auditors, Carr, Riggs & Ingram, LLC, the matters required to be discussed with the independent auditors by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC.

- We have received the written disclosures and the letter from the independent auditors, Carr, Riggs & Ingram, LLC, required by applicable requirements of the PCAOB regarding Carr, Riggs & Ingram, LLC's communications with the Audit Committee concerning independence and have discussed with Carr, Riggs & Ingram, LLC its independence. We concluded that the provision of non-financial audit services was compatible with Carr, Riggs & Ingram, LLC's independence in performing financial audit services.

Based on the review and discussions referred to above, we recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

It should be noted that management is responsible for the Company's financial reporting process, including its system of internal controls, and the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Company's independent registered public accounting firm is responsible for auditing those consolidated financial statements. Our responsibility is to monitor and review this process. It is not our duty or our responsibility to conduct auditing or accounting reviews or procedures.

This report furnished by the Audit Committee:

> Marlene M. McCain, *Chairperson*
> Robert Stephen Briggs
> Robert C. Field
> Jack W. Meigs
> Staci M. Pierce
> Bruce N. Wilson

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

At the direction of the Audit Committee, the ratification of the appointment of Carr, Riggs & Ingram, LLC ("Carr, Riggs & Ingram") as the Company's independent registered public accountants for the year ending December 31, 2025, is being presented to the shareholders for approval at the Annual Meeting. Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of Carr, Riggs & Ingram to our shareholders for ratification as a matter of good corporate governance. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

General

The Audit Committee has approved the engagement of Carr, Riggs & Ingram as the Company's independent registered public accountants for the year ending December 31, 2025. Carr, Riggs & Ingram has served as the Company's principal accountants since August 7, 2008.

The Audit Committee reviews our independent registered public accountants' performance and independence. In connection with the Audit Committee's selection of Carr, Riggs & Ingram as our independent registered public accountants for 2025, the Audit Committee considered and discussed, among other factors:

- Carr, Riggs & Ingram's current and historical performance on the Company's audit including the extent, timeliness and quality of communications with the Audit Committee and the Company's management;

- recent reports of the PCAOB's inspections of Carr, Riggs & Ingram;

- Carr, Riggs & Ingram's tenure as our independent registered public accountants and its familiarity with our operations, accounting policies and practices, and internal control over financial reporting;

- the Audit Committee's perception of, and Carr, Riggs & Ingram's statements regarding, the firm's independence;

- Carr, Riggs & Ingram's expertise in the banking industry and the Audit Committee's perception of its capability in handling issues related specifically to financial institutions;

- the knowledge and experience of the lead audit partner and other key members assigned to our audit service team;

- the appropriateness of Carr, Riggs & Ingram's fees and the reasonableness of the cost of the audit services; and

- consideration of the time and expense that would be incurred by management in order to onboard a new firm.

Carr, Riggs & Ingram's partners who are assigned as "lead audit partners" for its audits of public companies are subject to a mandatory rotation policy, and a partner in the firm may not serve as lead audit partner for the firm's audit of our financial statements for more than five consecutive years. The Audit Committee does not approve or disapprove the accounting firm's assignment of a particular partner as lead audit partner, or its assignment of other members of the firm to its audit team, for audits of our financial statements. However, in connection with the Audit Committee's selection of our independent registered public accountants each year, the Audit Committee meets with the proposed lead audit partner, considers the partner's experience and performance on previous audits and any experience of the Audit Committee with the partner, and seeks and considers the views of our executive management. The Audit Committee then communicates its views regarding that partner to management of the accounting firm.

Based on its evaluation, the Audit Committee believes that Carr, Riggs & Ingram is independent and that it is in our and our shareholders' best interests to retain Carr, Riggs & Ingram as our independent registered public accountants for 2025.

A representative from Carr, Riggs & Ingram is expected to attend the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

Pre-Approval Policies and Procedures

The Audit Committee of the Board has adopted policies and procedures for the pre-approval of audit and permissible non-audit services performed by the independent registered public accountants. Pursuant to these policies and procedures, the Audit Committee generally is required to pre-approve the audit and permissible non-audit services performed by the independent registered public accountants in order to assure that the provision of such services does not impair the auditor's independence. Unless a type of service to be provided by the independent registered public accountants has received general pre-approval, the service will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee. On an annual basis, the Audit Committee may pre-approve specific services that are expected to be provided to the Company by the independent registered public accountants during the following twelve months.

Audit and Other Service Fees

The following table sets forth the aggregate fees billed to the Company for the audit and other services provided by Carr, Riggs & Ingram for 2024 and 2023.

	2024	2023
Audit Fees	$232,000	$250,000
Audit-Related Fees	103,650	24,900
Tax Fees	2,800	2,650
All Other Fees	—	—

Audit Fees

Audit fees were for professional services rendered relating to the audit of the Company's annual consolidated financial statements and the review of financial statements included in the Company's Forms 10-Q and Form 10-K. All of these services were pre-approved by the Audit Committee.

Audit-Related Fees

Audit-related fees were for professional services rendered that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." These fees represent the aggregate fees billed for services relating to attestation services related to financial reporting and for services relating to the employee benefit plan audit for 2024. These fees represent the aggregate fees billed for services relating to the employee benefit plan audit for 2023. All of these services were pre-approved by the Audit Committee.

Tax Fees

Tax fees represent the fees billed for services relating to tax compliance, tax advice and tax planning. All of these services were pre-approved by the Audit Committee.

All Other Fees

There were no other fees paid to Carr, Riggs & Ingram for 2024 and 2023.

Vote Required; Board Recommendation

The affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on this matter is needed to ratify the appointment of Carr, Riggs & Ingram as the Company's independent registered public accountants for the year ending December 31, 2025. Unless instructed to the contrary, the shares represented by proxy will be voted FOR this proposal.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF CARR, RIGGS & INGRAM AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2025.

PROPOSAL 3
ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that companies provide shareholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of their named executive officers in accordance with the compensation disclosure rules of the SEC. We intend to hold such an advisory vote on the compensation of our Named Executive Officers, commonly known as a "say-on-pay" vote, each year in connection with our annual meeting of shareholders until the next vote on the frequency of the "say-on-pay" vote or until the Board otherwise determines that a different frequency for this advisory vote is in the best interests of our shareholders. The next advisory vote on the frequency of future "say-on-pay" votes will occur no later than 2029.

As described in detail under the heading "Executive Compensation," we believe that the compensation of our executive officers should link rewards to business results and shareholders' returns. We believe that our compensation program should attract, retain and motivate the executive officers necessary for our current and long-term success and should provide the executive officers with a stake in the future of the Company that corresponds to the stake of each of our shareholders.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. The vote is advisory, which means that the vote is not binding on the Company, the Board or the Compensation Committee of the Board. To the extent that there is any significant vote against our Named Executive Officer compensation as disclosed in this Proxy Statement, the Compensation Committee will evaluate whether any actions are necessary to address the concerns of shareholders.

The affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on this matter is required for the adoption of this Proposal, the results of which will be non-binding and advisory in nature.

Accordingly, pursuant to Section 14A of the Exchange Act, we ask our shareholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the SEC, including the 'Executive Compensation' section, the 'Summary Compensation Table' and the other related tables and disclosure."

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

SHAREHOLDER PROPOSALS FOR 2026 ANNUAL MEETING

If any shareholder wishes to present a proposal to be included in the proxy materials for the Company's 2026 Annual Meeting of Shareholders, the shareholder must comply with applicable securities regulations, including providing adequate notice to the Company. Such proposals must be received by the Company at the address noted below on or before November 27, 2025, in order to be considered for inclusion in the Company's proxy materials relating to such meeting. If the date of the 2026 Annual Meeting changes by more than 30 days from May 1, 2026, then the deadline to submit stockholder proposals for inclusion in the proxy statement for the 2026 Annual Meeting will be a reasonable time before the Company begins to print and mail its proxy materials for the 2026 Annual Meeting. The Company will determine whether to include a proposal in the 2026 proxy statement in accordance with the SEC rules governing the solicitation of proxies.

If a stockholder proposal is submitted outside the proposal process mandated by SEC Rule 14a-8, and is submitted instead under the Company's advance notice Bylaw provision (Section 2.15 of the Bylaws), the proposal must be received by the Company's Corporate Secretary not earlier than January 1, 2026 nor later than January 31, 2026, together with the necessary supporting documentation required under that Bylaw provision. If the date of the 2026 Annual Meeting is advanced by more than 30 days or is delayed by more than 60 days from May 1, 2026, then to be timely the nomination or proposal must be received by the Company no earlier than the 120th day prior to the 2026 Annual Meeting and no later than the close of business on the later of the 90th day prior to the meeting or the 10th day following the day on which public announcement of the date of the 2026 Annual Meeting is first made.

In addition to satisfying the requirements under our Bylaws, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees at the 2026 Annual Meeting must provide notice to the Company that complies with the informational requirements of Rule 14a-19 under the Exchange Act.

Any proposal must be submitted in writing, by certified mail, return receipt requested, to:

Beverly J. Dozier, Corporate Secretary
First US Bancshares, Inc.
131 West Front Street
Post Office Box 249
Thomasville, Alabama 36784

OTHER MATTERS

We do not know of any matters to be presented for action at the Annual Meeting other than those set forth in the notice of the Annual Meeting and discussed in this Proxy Statement.

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. Each shareholder continues to receive a separate proxy card. This process, commonly referred to as "householding," provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address, unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, please notify your broker.

The Company will furnish to shareholders without charge, upon written or oral request, a copy of the Company's Annual Report on Form 10-K, including the accompanying financial statements and schedules, required to be filed with the Securities and Exchange Commission for the year ended December 31, 2024. Copies of the exhibits to the Form 10-K also will be available upon request. Requests should be made to:

Beverly J. Dozier, Corporate Secretary
First US Bancshares, Inc.
131 West Front Street
Post Office Box 249
Thomasville, Alabama 36784
Tel. (334) 636-5424

Please complete, sign and date the enclosed proxy card and send it promptly by mail in the envelope provided for this purpose, or vote your shares via the internet or by telephone using the instructions provided in this Proxy Statement and on your proxy card. The proxy may be revoked by voting during the virtual Annual Meeting, by signing and delivering a later-dated proxy card, by giving written notice of revocation to the Secretary of the Company or by a later vote via the internet or by telephone at any time prior to the voting thereof.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____ .

Commission file number: 000-14549

FIRST US BANCSHARES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**63-0843362**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
3291 U.S. Highway 280 **Birmingham, Alabama**	**35243**
(Address of Principal Executive Offices)	(Zip Code)

(205) 582-1200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Common Stock, par value $0.01 per share	FUSB	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $48,712,850.

As of March 3, 2025, the registrant had outstanding 5,762,262 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 Annual Meeting of Shareholders to be held on May 1, 2025 are incorporated by reference into Part III of this Annual Report on Form 10-K.

Auditor Firm PCAOB ID: 213	Auditor Name: Carr, Riggs & Ingram, LLC	Auditor Location: Atlanta, Georgia, United States

First US Bancshares, Inc.
Annual Report on Form 10-K
for the fiscal year ended
December 31, 2024

Table of Contents

Part	Item	Caption	Page No.
		Forward-Looking Statements	4
PART I			
	1	Business	5
	1A	Risk Factors	17
	1B	Unresolved Staff Comments	28
	1C	Cybersecurity	28
	2	Properties	29
	3	Legal Proceedings	29
	4	Mine Safety Disclosures	30
PART II			
	5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	30
	6	Reserved	30
	7	Management's Discussion and Analysis of Financial Condition and Results of Operations	30
	7A	Quantitative and Qualitative Disclosures About Market Risk	53
	8	Financial Statements and Supplementary Data	54
	9	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	110
	9A	Controls and Procedures	110
	9B	Other Information	110
	9C	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	110
PART III			
	10	Directors, Executive Officers and Corporate Governance*	111
	11	Executive Compensation*	111
	12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*	112
	13	Certain Relationships and Related Transactions, and Director Independence*	113
	14	Principal Accountant Fees and Services*	113
PART IV			
	15	Exhibits and Financial Statement Schedules	114
	16	Form 10-K Summary	117
		Signatures	118

* Portions of the definitive proxy statement for the registrant's 2025 Annual Meeting of Shareholders to be held on May 1, 2025 are incorporated by reference into Part III of this Annual Report on Form 10-K.

FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). In addition, First US Bancshares, Inc. ("Bancshares" and, together with its subsidiaries, the "Company"), through its senior management, from time to time makes forward-looking statements concerning our expected future operations and performance and other developments. The words "estimate," "project," "intend," "anticipate," "expect," "believe," "continues" and similar expressions are indicative of forward-looking statements. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based on current information and involve a number of risks and uncertainties, and various factors could cause results to differ materially from those contemplated by such forward-looking statements. Such factors could include those identified from time to time in the Company's Securities and Exchange Commission ("SEC") filings and other public announcements, including the factors described in this Annual Report on Form 10-K for the year ended December 31, 2024. Such factors include, but are not limited to, risks related to the Company's credit, including that if credit losses are greater than anticipated; increased risk from commercial real estate lending; the rate of growth (or lack thereof) in the economy generally and in the Company's service areas; liquidity risks; weakness in the commercial or residential real estate markets; market conditions and investment returns; changes to the size, structure, power and operations of the federal government; strong competition in the bank industry; changes in interest rates; the effects of a potential government shutdown; technological changes in the banking and financial services industries; potential failures or interruptions in our information systems and those of our third-party service providers and cybersecurity and data privacy threats; the risks associated with the development and use of artificial intelligence; the increasing and uncertain costs of complying with governmental regulations applicable to the financial services industry; the impact of climate change and related legislative and regulatory initiatives; and risks related to acquisitions, including that the strategic benefits may not materialize and unforeseen integration difficulties may arise. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to revise forward-looking statements to reflect circumstances or events that occur after the dates on which the forward-looking statements are made, except as required by law.

In addition, our business is subject to a number of general and market risks that could affect any forward-looking statements, including the risks discussed under Item 1A herein entitled "Risk Factors."

Item 1. Business.

First US Bancshares, Inc., a Delaware corporation ("Bancshares" and, together with its subsidiary, the "Company"), is a bank holding company formed in 1983 registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Bancshares operates one wholly-owned banking subsidiary, First US Bank, an Alabama banking corporation (the "Bank"). Bancshares and the Bank are headquartered in Birmingham, Alabama. Previously, the Bank operated two additional wholly-owned subsidiaries, Acceptance Loan Company and FUSB Reinsurance, Inc., both of which were legally dissolved in 2023, and all remaining assets and liabilities of these entities were transferred to the Bank prior to December 31, 2023.

The Bank conducts a general commercial banking business and offers banking services such as demand, savings, individual retirement account and time deposits, personal and commercial loans, safe deposit box services and remote deposit capture. The Bank operates and serves its customers through 15 full-service banking offices located in Birmingham, Butler, Calera, Centreville, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama; Knoxville and Powell, Tennessee; and Rose Hill, Virginia; as well as loan production offices in Mobile, Alabama and the Chattanooga, Tennessee area. The Bank provides a wide range of commercial banking services to small- and medium-sized businesses, property managers, business executives, professionals and other individuals. The Bank also performs indirect lending through third-party retailers and currently conducts this lending in 17 states, including Alabama, Arkansas, Florida, Georgia, Indiana, Iowa, Kansas, Kentucky, Mississippi, Missouri, Nebraska, North Carolina, Oklahoma, South Carolina, Tennessee, Texas and Virginia. The Bank is the Company's only reportable operating segment upon which management makes decisions regarding how to allocate resources and assess performance.

Strategy

Our strategy focuses on increasing franchise value by building and maintaining a strong and diversified balance sheet through continued loan and deposit growth that leverages our branch network, loan production offices, and digital market capabilities. We foster a culture that adheres to effective credit underwriting standards, pricing discipline, and expense control. Our longer-term growth strategy seeks to grow loan production offices to levels that support limited branching, expansion of our customer base through digital banking offerings, and consideration of acquisition opportunities to enter new markets.

Human Capital Resources

Bancshares has no employees, other than the executive officers discussed in the information incorporated by reference in Part III, Item 10 of this report. As of December 31, 2024, the Bank had 151 full-time equivalent employees. None of our employees are party to a collective bargaining agreement. Management believes that the Company's employee relations are satisfactory.

To facilitate talent attraction and retention, we strive to make the Company an inclusive, safe and healthy workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation, benefits, health and welfare programs. Our talent acquisition team uses internal and external resources to recruit highly skilled and talented workers across our markets, and we encourage employee referrals for open positions.

As part of our compensation philosophy, we believe that we must offer and maintain market competitive total rewards programs for our employees in order to attract and retain superior talent. In addition to healthy base wages, additional programs include bonus opportunities, Company matched 401(k) Plan, healthcare and insurance benefits, health savings and flexible spending accounts, vacation and paid time off, family and military leave, flexible work schedules and employee assistance programs.

The success of our business is fundamentally connected to the well-being of our people. Accordingly, we are committed to the health, safety and wellness of our employees. We provide our employees and their families with access to a variety of flexible and convenient health and welfare programs, including benefits that support their physical and mental health by providing tools and resources to help them improve or maintain their health status; and that offer choice where possible so they can customize their benefits to meet their needs and the needs of their families.

We strive to maintain an inclusive workplace and seek to foster an environment where all of our employees can thrive through active engagement in the ongoing success of our organization. It is essential to our business that we continually attract and retain a talented workforce, and our practices are designed to promote fairness in the hiring process. We encourage a customer-focused orientation that meets the diverse needs of consumers and businesses in the communities in which we serve.

Competition

We face strong competition in making loans, acquiring deposits and attracting customers for investment services. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. We compete with numerous other financial services providers, including commercial banks, online banks, credit unions, finance companies, mutual funds, insurance companies, investment banking companies, brokerage firms and other financial intermediaries operating in Alabama and elsewhere. Many of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits than we do. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

The financial services industry is likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries.

Supervision and Regulation

General

We are extensively regulated under both federal and state law. These laws restrict permissible activities and investments and require compliance with various consumer protection provisions applicable to lending, deposit, brokerage and fiduciary activities. They also impose capital adequacy requirements and condition Bancshares' ability to repurchase stock or to receive dividends from the Bank. Bancshares is subject to comprehensive examination and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), and the Bank and its subsidiaries are subject to comprehensive examination and supervision by the Alabama State Banking Department (the "ASBD") and the Federal Deposit Insurance Corporation (the "FDIC"). These regulatory agencies generally have broad discretion to impose restrictions and limitations on our operations. This supervisory framework could materially impact the conduct and profitability of our activities. It is anticipated that the Trump administration and the current U.S. Congress likely will not increase the regulatory burden on community banking organizations and may seek to reduce and streamline certain prudential and regulatory requirements applicable to community banking organizations at a federal level based on statements made by relevant congressional leaders and the acting leaders of certain banking agencies. At this time, however, it is not possible to predict with any certainty the actual impact the Trump administration may have on the banking industry or our operations.

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the text of such provisions. Proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal level. The likelihood and timing of any changes in these laws and regulations, as well as the impact that such changes may have on us, are difficult to ascertain. A change in applicable laws and regulations, or in the manner in which such laws or regulations are interpreted by regulatory agencies or courts, may have a material effect on our business, operations and earnings.

Regulation of Bancshares

Bancshares is registered as a bank holding company and is subject to regulation and supervision by the Federal Reserve. The BHCA requires a bank holding company to secure the approval of the Federal Reserve before it owns or controls, directly or indirectly, more than five percent (5%) of the voting shares or substantially all of the assets of any bank or thrift, or merges or consolidates with another bank or thrift holding company. Further, under the BHCA, the activities of a bank holding company and any nonbank subsidiary are limited to: (1) those activities that the Federal Reserve determines to be so closely related to banking as to be a proper incident thereto and (2) investments in companies not engaged in activities closely related to banking, subject to quantitative limitations on the value of such investments. Prior approval of the Federal Reserve may be required before engaging in certain activities. In making such determinations, the Federal Reserve is required to weigh the expected benefits to the public, such as greater convenience, increased competition and gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices.

There are a number of restrictions imposed on us by law and regulatory policy that are designed to minimize potential losses to the depositors of the Bank and the Deposit Insurance Fund maintained by the FDIC (as discussed in more detail below) if the Bank should become insolvent. For example, the Federal Reserve requires bank holding companies to serve as a source of financial strength to their subsidiary depository institutions and to commit resources to support such institutions in circumstances in which they might not otherwise do so. The Federal Reserve also has the authority to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Any capital loan by Bancshares to the Bank is subordinate in right of payment to deposits and certain other indebtedness of the Bank. In addition, in the event of Bancshares' bankruptcy, any commitment by Bancshares to a federal banking regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Federal Deposit Insurance Act provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as a subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution fails, then insured and uninsured depositors, along with the FDIC, will have priority of payment over unsecured, non-deposit creditors, including the institution's holding company, with respect to any extensions of credit that they have made to such insured depository institution.

Regulation of the Bank

The operations and investments of the Bank are limited by federal and state statutes and regulations. The Bank is subject to supervision and regulation by the ASBD and the FDIC and to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types, amount and terms and conditions of loans that it may originate, and limits on the types of other activities in which the Bank may engage and the investments it may make.

The Bank is subject to federal laws that limit the amount of transactions between the Bank and its nonbank affiliates, including Bancshares. Under these provisions, transactions by the Bank with nonbank affiliates (such as loans or investments) are generally limited to 10% of the Bank's capital and surplus for all covered transactions with any one affiliate and 20% of capital and surplus for all covered transactions with all affiliates. Any extensions of credit to affiliates, with limited exceptions, must be secured by eligible collateral in specified amounts. The Bank is also prohibited from purchasing any "low quality" assets from an affiliate. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") imposed additional requirements on transactions with affiliates, including an expansion of the definition of "covered transactions" and an increase in the length of time for which collateral requirements regarding covered transactions must be maintained.

In addition, the Dodd-Frank Act created the Consumer Financial Protection Bureau (the "CFPB"), an independent bureau with broad authority to regulate the consumer finance industry, including regulated financial institutions, non-banks and others involved in extending credit to consumers. The CFPB has authority through rulemaking, orders, policy statements, guidance and enforcement actions to administer and enforce federal consumer financial laws. Although the CFPB has the power to interpret, administer and enforce federal consumer financial laws, the Dodd-Frank Act provides that the federal banking regulatory agencies continue to have examination and enforcement powers over the financial institutions that they supervise relating to the matters within the jurisdiction of the CFPB if the supervised institutions have less than $10 billion in assets.

Over the last several years, the CFPB has taken an aggressive approach to the regulation (and supervision, where applicable) of providers of consumer financial products and services. For example, the CFPB has taken, or attempted to take, a proactive, multi-front approach to protect consumers from excessive overdraft and non-sufficient funds fees, including through proposed or final rules, interpretive opinions and enforcement actions. Given the increased number and expansive nature of its regulatory initiatives, the CFPB has been subject to lawsuits brought by the banking industry and other providers of consumer financial products and services. The CFPB's approach may change under the Trump administration, but it remains unclear exactly what changes will occur or how quickly. In addition, certain rules that the Biden administration CFPB finalized may be subject to reversal by either the U.S. Congress or the new CFPB administration.

The Dodd-Frank Act requires the banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. The banking agencies issued proposed rules in 2011 and issued guidance on sound incentive compensation policies. In 2016, the Federal Reserve and the Office of Comptroller of the Currency also proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2024, these rules have not been implemented.

Lending Limits

Under Alabama law, the amount of loans that may be made by a bank in the aggregate to one person is limited. Alabama law provides that unsecured loans by a bank to one person may not exceed an amount equal to 10% of the capital and unimpaired surplus of the bank or 20% in the case of secured loans. For purposes of calculating these limits, loans to various business interests of the borrower, including companies in which a substantial portion of the stock is owned or partnerships in which a person is a partner, must be aggregated with those made to the borrower individually. Loans secured by certain readily marketable collateral are exempt from these limitations, as are loans secured by deposits and certain government securities.

Commercial Real Estate Concentration Limits

In December 2006, the U.S. bank regulatory agencies issued guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" to address increased concentrations in commercial real estate ("CRE") loans. The guidance describes the criteria the agencies will use as indicators to identify institutions potentially exposed to CRE concentration risk. An institution that has (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development, and other land representing 100% or more of the institution's capital, or (iv) total CRE loans representing 300% or more of the institution's capital, and the outstanding balance of the institution's CRE portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of the level and nature of its CRE concentration risk.

In December 2015, the U.S. bank regulatory agencies issued guidance titled "Statement on Prudent Risk Management for Commercial Real Estate Lending" to remind financial institutions of existing guidance on prudent risk management practices for CRE lending activity, including the 2006 guidance described above. In the 2015 guidance, the agencies noted their belief that financial institutions had eased CRE underwriting standards in recent years. The 2015 guidance went on to identify actions that financial institutions should take to protect themselves from CRE-related credit losses during difficult economic cycles. The 2015 guidance also indicated that the agencies would pay special attention in the future to potential risks associated with CRE lending.

In June 2023, in response to the increased risk relating to CRE loans, the federal banking agencies issued a final Interagency Policy Statement on Prudent Commercial Real Estate Loan Accommodations and Workouts. The new policy statement updates, expands on and supersedes existing guidance from 2009. Most notably, it (i) adds a new discussion of short-term loan accommodations, (ii) expands guidance regarding the evaluation and assessment of guarantors to also encompass loan sponsors, (iii) incorporates information about changes to accounting principles since 2009, and (iv) updates and expands the illustrative examples of CRE loan workouts. Furthermore, on December 18, 2023, the FDIC issued an advisory on Managing Commercial Real Estate Concentrations in a Challenging Economic Environment, which conveys certain key risk management practices for FDIC-supervised institutions to consider in managing CRE loan concentrations in the current economic environment.

Securities and Exchange Commission

Bancshares is under the jurisdiction of the Securities and Exchange Commission ("SEC") for matters relating to the offer and sale of its securities and is subject to the SEC's rules and regulations related to periodic reporting, reporting to shareholders, proxy solicitations and insider trading regulations.

Monetary Policy

Our earnings are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The monetary policies of the Federal Reserve have a substantial effect on the operating results of commercial banks, including the Bank. The Federal Reserve has a significant impact on the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of, among other things, the discount rate on borrowings of member banks and the reserve requirements against member banks' deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Deposit Insurance

The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund maintained by the FDIC. As a result, the Bank is required to pay periodic assessments to maintain insurance coverage for its deposits. Under the FDIC's assessment system for banks with less than $10 billion in assets, the assessment rate is determined based on a number of factors, including the Bank's CAMELS (supervisory) rating, leverage ratio, net income, non-performing loan ratios, other real estate owned (OREO) ratios, core deposit ratios, one-year organic asset growth and a loan mix index.

The FDIC has authority to increase insurance assessments. A significant increase in insurance assessments would likely have an adverse effect on our operating expense, results of operations, and cash flows. Management cannot predict what insurance assessment rates will be in the future. Furthermore, deposit insurance may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Dividend Restrictions

Under Delaware law, dividends may be paid only out of the amount calculated as the present fair value of the total assets of the corporation, minus the present fair value of the total liabilities of the corporation, minus the capital of the corporation. In the event that there is no such amount, dividends may be paid out of the net profits of the corporation for the fiscal year in which the dividend is declared and/or the immediately preceding fiscal year. Dividends may not be paid, however, out of net profits of the corporation if the capital represented by the issued and outstanding stock of all classes having a preference on the distribution of assets is impaired. Further, the Federal Reserve permits bank holding companies to pay dividends only out of current earnings and only if future retained earnings would be consistent with the company's capital, asset quality and financial condition.

Since it has no significant independent sources of income, Bancshares' ability to pay dividends depends on its ability to receive dividends from the Bank. Under Alabama law, the Bank may not pay a dividend in excess of 90% of its net earnings unless its surplus is equal to at least 20% of capital. The Bank is also required by Alabama law to seek the approval of the Superintendent of the ASBD prior to the payment of dividends if the total of all dividends declared by the Bank in any calendar year will exceed the total of (1) the Bank's net earnings for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. Alabama law defines net earnings as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, accrued dividends on preferred stock, if any, and all federal, state and local taxes. The Bank must be able to satisfy the conditions described above in order to declare or pay a dividend to Bancshares without obtaining the prior approval of the Superintendent of the ASBD. In addition, the FDIC prohibits the payment of cash dividends if (1) as a result of such payment, the bank would be undercapitalized or (2) the bank is in default with respect to any assessment due to the FDIC, including a deposit insurance assessment. These restrictions could materially influence the Bank's, and therefore Bancshares', ability to pay dividends. The Federal Reserve, which has authority to prohibit a bank holding company from paying dividends or making other distributions, has issued a Supervisory Letter stating that a bank holding company should not pay cash dividends unless its net income available to common stockholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company's capital needs, asset quality, and overall financial condition. The Dodd-Frank Act, Basel III (described below), and their respective implementing regulations impose additional restrictions on the ability of banking institutions to pay dividends.

Capital Adequacy

In July 2013, the federal banking regulatory agencies adopted regulations to implement the framework developed by the Basel Committee on Banking Supervision ("Basel Committee") for strengthening international capital and liquidity, known as "Basel III" (the "Basel III Rule"). The Basel III Rule provides risk-based capital guidelines designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks, to account for off-balance sheet exposures, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate risk-weights. The net amount of assets remaining after applying the risk-weights to the gross asset values represents the institution's total risk-weighted assets ("RWA"). An institution's total RWA are used to calculate its regulatory capital ratios. The Basel III Rule establishes minimum capital and leverage ratios that supervised financial institutions are required to maintain, while also providing countercyclical capital requirements so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness. Under the Basel III Rule, banks must maintain a specified capital conservation buffer above each of the required minimum capital levels in order to avoid limitations on paying dividends, engaging in share repurchases and paying certain discretionary bonuses.

In December 2017, the Basel Committee published the last version of the Basel III accord, generally referred to as "Basel IV." The Basel Committee stated that a key objective of the revisions incorporated into the framework is to reduce excessive variability of risk-weighted assets, which will be accomplished by enhancing the robustness and risk sensitivity of the standardized approaches for credit risk and operational risk, which will facilitate the comparability of banks' capital ratios; constraining the use of internally modeled approaches; and complementing the risk-weighted capital ratio with a finalized leverage ratio and a revised and robust capital floor. Leadership of the federal banking agencies who are tasked with implementing Basel IV has indicated that it is considering how to appropriately apply these revisions in the United States. Although it is uncertain at this time, some, if not all, of the Basel IV accord may be incorporated into the capital requirements framework applicable to Bancshares and the Bank.

Banking organizations must have appropriate capital planning processes, with proper oversight from the board of directors. Accordingly, pursuant to a separate, general supervisory letter from the Federal Reserve, bank holding companies are expected to conduct and document comprehensive capital adequacy analyses prior to the declaration of any dividends (on common stock, preferred stock, trust preferred securities or other Tier 1 capital instruments), capital redemptions or capital repurchases. Moreover, the federal banking agencies have adopted a joint agency policy statement, noting that the adequacy and effectiveness of a bank's interest rate risk management process and the level of its interest rate exposures are critical factors in the evaluation of the bank's capital adequacy.

In 2018, the U.S. Congress passed, and the President signed into law, the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 (the "Growth Act") to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Act. While the Growth Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with total assets of less than $10 billion and for large banks with total assets of more than $50 billion. The Growth Act, among other things, requires the federal banking agencies to issue regulations allowing community bank organizations with total assets of less than $10 billion and limited amounts of certain assets and off-balance sheet exposures to access a simpler capital regime focused on a bank's Tier 1 leverage capital levels rather than risk-based capital levels that are the focus of the capital rules issued under the Dodd-Frank Act implementing Basel III.

Among other changes, the Growth Act expands the definition of qualified mortgages that may be held by a financial institution and simplifies the regulatory capital rules for financial institutions and their holding companies with total consolidated assets of less than $10 billion by instructing the federal banking regulators to establish a single "Community Bank Leverage Ratio" of between 8% and 10% to replace the leverage and risk-based regulatory capital ratios. The Growth Act also includes regulatory relief for community banks regarding regulatory examination cycles, call reports, the Volcker Rule (proprietary trading prohibitions), mortgage disclosures, and risk weights for certain high-risk commercial real estate loans.

Pursuant to the Growth Act, in October 2019, the federal banking agencies adopted regulations that exempt a qualifying community bank and its holding company that have Tier 1 leverage ratios of greater than 9% from the risk-based capital requirements of the capital rules issued under the Dodd-Frank Act. A qualifying community organization is a depository institution or its holding company that has less than $10 billion in average total consolidated assets; has off-balance-sheet exposures of 25% or less of total consolidated assets; has trading assets plus trading liabilities of 5% or less of total consolidated assets; and is not an advanced approaches banking organization. A qualifying community banking organization and its holding company that have chosen the proposed framework will not be required to calculate the existing risk-based and leverage capital requirements. A qualifying community banking organization will also be considered to have met the capital ratio requirements to be well capitalized for the agencies' prompt corrective action rules provided it has a community bank leverage ratio greater than 9%. The new community bank leverage ratio framework first became available for banking organizations to use on March 31, 2020. A qualifying community banking organization may opt into and out of the framework by completing the associated reporting requirements on its call report. We presently do not anticipate opting into the framework.

In July 2023, the federal banking regulators proposed revisions to the Basel III Capital Rules to implement the Basel Committee's 2017 standards and make other changes to the Basel III Capital Rules. In September 2024, the federal banking regulators announced a reproposal of the revisions with some modifications. The proposed rules introduce revised credit risk, equity risk, operational risk, credit valuation adjustment risk and market risk requirements, among other changes. However, the revised capital requirements of the proposed rule would not apply to the Company or the Bank because they have less than $100 billion in total consolidated assets and trading assets and liabilities below the threshold for market risk requirements.

Prompt Corrective Action

In addition to the required minimum capital levels described above, federal law establishes a system of "prompt corrective actions" that federal banking agencies are required to take, and certain actions that they have discretion to take, based on the capital category into which a federally regulated depository institution falls. Regulations set forth detailed procedures and criteria for implementing prompt corrective action in the case of any institution that is not adequately capitalized. Each institution is assigned to one of five categories based on its capital ratios: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Institutions categorized as "undercapitalized" or worse become subject to increasing levels of regulatory oversight and restrictions, which may include, among other things, limitations on growth and activities and payment of dividends.

As of December 31, 2024, the Bank was "well-capitalized" under the prompt corrective action rules. This classification is primarily for the purpose of applying the federal prompt corrective action provisions and is not intended to be, and should not be, interpreted as a representation of our overall financial condition or prospects.

Community Reinvestment Act

The Community Reinvestment Act (the "CRA") requires the federal banking regulatory agencies to assess all financial institutions that they regulate to determine whether these institutions are meeting the credit needs of the communities that they serve, including their assessment area(s) (as established for these purposes in accordance with applicable regulations based principally on the location of the institution's branch offices). Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve" or "unsatisfactory." An institution's record in meeting the requirements of the CRA is made publicly available and is taken into consideration in connection with any applications that it files with federal regulators to engage in certain activities, including approval of branches or other deposit facilities, mergers and acquisitions, office relocations or expansions into non-banking activities. The Bank received a "satisfactory" rating in its most recent CRA evaluation.

On October 24, 2023, the FDIC, the Federal Reserve Board, and the Office of the Comptroller of the Currency (the "OCC") issued a final rule to strengthen and modernize the CRA regulations. Under the final rule, banks with assets of at least $600 million as of December 31 in both of the prior two calendar years and less than $2 billion as of December 31 in either of the prior two calendar years will be an "intermediate bank," and banks with assets of at least $2 billion as of December 31 in both of the prior two calendar years will be a "large bank." The agencies will evaluate large banks under four performance tests: the Retail Lending Test, the Retail Services and Products Test, the Community Development Financing Test, and the Community Development Services Test. The agencies will evaluate intermediate banks under the Retail Lending Test and either the current community development test, referred to in the final rule as the Intermediate Bank Community Development Test, or, at the bank's option, the Community Development Financing Test. The applicability date for the majority of the provisions in the CRA regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027. However, in March 2024, a federal district court issued a preliminary injunction of the regulations, and litigation addressing the constitutionality of the regulations is still pending.

Fair Access

On January 23, 2025, President Trump signed an Executive Order titled "Strengthening American Leadership in the Digital Financial Technology" (the "Order"). The primary focus of the Order is promoting U.S. developments in blockchain, digital assets and other emerging financial technologies, including cryptocurrency. The Order also states that one of the administration's objectives is "protecting and promoting fair and open access to banking services for all law-abiding individual citizens and private-sector entities alike." This objective appears to be related to a regulatory initiative in the first Trump administration that ultimately led to the OCC adopting a final rule on "Fair Access to Financial Services" (the "Fair Access Rule") in the final days of that administration. The Fair Access Rule would require "covered banks" (generally, national banks with over $100 billion in assets) to:

- Make each financial service it offers available to all persons in the geographic market served by the covered bank on proportionally equal terms;

- Not deny any person a financial service the covered bank offers unless the denial is justified by such person's quantified and documented failure to meet quantitative, impartial risk-based standards established in advance by the covered bank; and

- Not deny, in coordination with others, any person a financial service the covered bank offers.

The Trump administration expressed concern, in particular, for banks denying access due to political or social concerns. The Biden administration paused implementation of the Fair Access Rule, and it never became effective. The new Trump administration may revive the Fair Access Rule or enact similar regulations. Any such rule could impose a regulatory burden on covered banks to document compliance. The Company is not a covered bank under the existing version of the Fair Access Rule, but additional rulemaking could broaden its scope to apply to the Company.

Third-Party Risk Management

On June 9, 2023, the OCC, Federal Reserve, and FDIC issued final interagency guidance on risk management of third-party relationships, including third-party lending relationships. The interagency guidance is based, in part, on the OCC's previously existing third-party risk management guidance from 2013 and seeks to, among other things, promote consistency in third-party risk management and provide sound risk management guidance for third-party relationships commensurate with a bank's risk profile and complexity as well as the criticality of the activity. The final interagency guidance replaces each agency's existing guidance on this topic (including the OCC's 2020 Frequently Asked Questions on Third-Party Relationships) and is directed to all banking organizations supervised by the OCC, Federal Reserve, and FDIC. Additionally, third party relationship risk management and banking as a service arrangements (including with respect to deposit products and services) have been topics of focus for federal bank regulators in 2024 and further rulemaking activity or guidance may be forthcoming.

Anti-Money Laundering Laws

Under various federal laws, including the Currency and Foreign Transactions Reporting Act (also known as the "Bank Secrecy Act"), as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships, as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers. These laws also mandate that financial institutions establish anti-money laundering programs meeting certain standards and require the federal banking regulators to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions.

The Anti-Money Laundering Act of 2020 ("AMLA"), which amends the Bank Secrecy Act, was enacted in January 2021. The AMLA is intended to be a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws. Among other things, it codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the U.S. Department of the Treasury to promulgate priorities for anti-money laundering and countering the financing of terrorism policy; requires the development of standards for testing technology and internal processes for Bank Secrecy Act compliance; expands enforcement- and investigation-related authority, including increasing available sanctions for certain Bank Secrecy Act violations; and expands Bank Secrecy Act whistleblower incentives and protections. Many of the statutory provisions in the AMLA will require additional rulemakings, reports and other measures, and the impact of the AMLA will depend on, among other things, rulemaking and implementation guidance. In June 2021, the Financial Crimes Enforcement Network ("FinCEN"), a bureau of the U.S. Department of the Treasury, issued the priorities for anti-money laundering and countering the financing of terrorism policy required under the AMLA. The priorities include: corruption, cybercrime, terrorist financing, fraud, transnational crime, drug trafficking, human trafficking and proliferation financing.

The Corporate Transparency Act (the "CTA") was adopted as Title LXIV of the William M. (Mac) Thornberry National Defense Authorization Act for Fiscal Year 2021. FinCEN adopted a final regulation as 31 C.F.R. 101.380 on September 30, 2022 to implement the CTA. This became effective on January 1, 2024. These regulations require entities to report information about their beneficial owners and the individuals who created the entity (together, "beneficial ownership information" or "BOI"). FinCEN explained that the proposed rule would help protect the U.S. financial system from illicit use by making it more difficult for bad actors to conceal their financial activities through entities with opaque ownership structures. FinCEN also explained that the proposed reporting obligations would provide essential information to law enforcement and others to help prevent corrupt actors, terrorists, and proliferators from hiding money or other property in the United States. The new rules expand financial institutions' obligations under the Customer Due Diligence Rule (the "CDD Rule") to collect information and verify the beneficial ownership of legal entities. The constitutionality of the CTA has been challenged in federal court, and enforcement of the CTA is subject to an injunction pending the outcome of the related litigation. Although the Company and the Bank are exempt from the CTA's requirements to report their respective beneficial owners, the new CTA reporting requirements, if they become effective, may increase the Bank's anti-money laundering diligence activities and costs.

The United States has imposed various sanctions upon various foreign countries, such as China, Iran, North Korea, Russia and Venezuela, and certain of their government officials and persons. Banks are required to comply with these sanctions which require additional customer screening and transaction monitoring.

Russia's February 2022 invasion of Ukraine has generated a significant number of new sanctions on Russia, Russian persons and suppliers of military or dual-purpose products to Russia. Federal bank regulators have issued alerts that Russia and others may step up cyber-attacks and data intrusions following the invasion. FinCEN has issued four alerts on potential Russian illicit financial activity since February 2022. On January 25, 2023 FinCEN issued an alert to financial institutions on potential investments in the U.S. commercial real estate sector by sanctioned Russian elites, oligarchs, their family members, and the entities through which they act. The alert listed potential red flags and typologies involving attempted sanctions evasion in the commercial real estate sector, and reminds financial institutions of their Bank Secrecy Act (BSA) reporting obligations.

Overdrafts

Federal bank regulators have updated their guidance several times on overdrafts, including overdrafts incurred at automated teller machines and point of sale terminals. Overdrafts also have been a CFPB concern, and in 2021, this entity began refocusing on this issue with a view to "insure that banks continue to evolve their businesses to reduce reliance on overdraft and not sufficient funds fees." Among other things, federal regulators require banks to monitor accounts and to limit the use of overdrafts by customers as a form of short-term, high-cost credit, including, for example, giving customers who overdraw their accounts on more than six occasions where a fee is charged in a rolling 12 month period a reasonable opportunity to choose a less costly alternative and decide whether to continue with fee-based overdraft coverage. It also encourages placing daily limits on overdraft fees, and asks banks to consider eliminating overdraft fees for transactions that overdraw an account by a de minimis amount. Overdraft policies, processes, fees and disclosures are frequently the subject of litigation against banks in various jurisdictions. Federal bank regulators have been considering responsible small dollar lending, including overdrafts and related fee issues. In May 2020, they issued principals for offering small-dollar loans in a responsible manner.

CFPB Consumer Financial Protection Circular 2022-06 (Oct. 26, 2022) concluded that overdraft fee practices must comply with Regulation Z, Regulation E, and the prohibition against unfair, deceptive, and abusive acts or practices in Section 1036 of the Consumer Financial Protection Act. Further, overdraft fees assessed by financial institutions on transactions that a consumer would not reasonably anticipate are likely unfair even if these comply with these other consumer laws and regulations. The CFPB proposed on February 6, 2019 to rescind its mandatory underwriting standards for loans covered by its 2017 Payday, Vehicle Title and Certain High-Cost Installment Loans rule, and has separately proposed delaying the effectiveness of such 2017 rule.

The CFPB has a broad mandate to regulate consumer financial products and services, whether or not offered by banks or their affiliates. The CFPB has the authority to adopt regulations and enforce various laws, including fair lending laws, the Truth in Lending Act, the Electronic Funds Transfer Act, mortgage lending rules, the Truth in Savings Act, the Fair Credit Reporting Act and Privacy of Consumer Financial Information rules. Although the CFPB does not examine or supervise banks with less than $10 billion in assets, banks of all sizes are affected by the CFPB's regulations, and the precedents set in CFPB enforcement actions and interpretations.

Brokered Deposits

The FDIC limits the ability to accept brokered deposits to those insured depository institutions that are well capitalized. Institutions that are less than well capitalized cannot accept, renew or roll over any brokered deposit unless they have applied for and been granted a waiver by the FDIC. The FDIC has defined the "national rate" for all interest-bearing deposits held by less-than-well-capitalized institutions as "a simple average of rates paid by all insured depository institutions and branches for which data are available" and has stated that its presumption is that this national rate is the prevailing rate in any market. As such, institutions that are less than well capitalized that are permitted to accept, renew or roll over brokered deposits via a FDIC waiver generally may not pay an interest rate in excess of the national rate plus 75 basis points on such brokered deposits. As of December 31, 2024, the Bank categorized $72.4 million, or 7.4% of its deposit liabilities, as brokered deposits.

On December 15, 2020, the FDIC issued a final rule establishing a new framework for analyzing whether bank deposits obtained through third-party arrangements are brokered deposits pursuant to Section 29 of the Federal Deposit Insurance Act. Generally, a person is a "deposit broker" if it is "engaged in the business of placing deposits, or facilitating the placement of deposits, of third parties with insured depository institutions or the business of placing deposits with insured depository institutions for the purpose of selling interests in those deposits to third parties." The final rule clarifies what it means to be in the business of placing deposits and facilitating the placement of deposits for purpose of the deposit broker definition.

Section 29 provides, in particular, that a person with an exclusive deposit placement arrangement with one insured depository institution will not be considered a deposit broker because it is not in the business of placing deposits or facilitating the placement of deposits.

The final rule also clarifies application of the "primary purpose exception" to Section 29 by identifying a number of common business relationships described as "designated exceptions" and meeting the primary purpose exception. Many of these designated exceptions are arrangements previously addressed in advisory opinions and include: certain investment-related deposits; property management service deposits; deposits for cross-border clearing services; deposits related to real estate and mortgage servicing activities; retirement and 529 deposits; deposits related to employee benefits programs; deposits held to secure credit card loans; and deposits placed by agencies to disburse government benefits. As a result of this final rule, the Company's deposits that were classified as brokered deposits reduced significantly beginning with the June 30, 2021 reporting period.

On July 30, 2024, the FDIC proposed a rule that would amend the current rules governing brokered deposits. The proposed rule as drafted would, among other things, (1) amend the definition of "deposit broker"; (2) eliminate the exclusive deposit placement arrangement exception; (3) eliminate the enabling transactions designated business exception; (4) revise the "25 percent test" designated business exception for a primary purpose exception to be available only to broker-dealers and investment advisers and only if less than 10 percent of the total assets that the broker-dealer or investment adviser has under management for its customers is placed at one or more insured depository institutions; (5) revise the interpretation of the primary purpose exception to consider the third party's intent in placing customer funds at a particular insured depository institution; (6) allow only insured depository institutions to file notices and applications for primary purpose exceptions; and (7) clarify how an insured depository institution that loses its "agent institution" status regains that status. The Company is currently evaluating the effect of the proposed rule on the Company were it to be adopted as a final rule and monitoring the status of this rulemaking. Based on recent statements from the new Acting Chairman of the FDIC, the proposed rule is unlikely to be adopted as proposed due to the change in Presidential administration and the prospects and timing for any re-proposal or supervisory action in this area remain uncertain at this time.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") comprehensively revised the laws affecting corporate governance, auditing, executive compensation and corporate reporting for entities with equity or debt securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Among other things, Sarbanes-Oxley and its implementing regulations established new membership requirements and additional responsibilities for audit committees, imposed restrictions on the relationships between public companies and their outside auditors (including restrictions on the types of non-audit services that auditors may provide), imposed additional responsibilities for public companies' external financial statements on the chief executive officer and chief financial officer, and expanded the disclosure requirements for corporate insiders. The requirements are intended to allow stockholders to more easily and efficiently monitor the performance of companies and directors. We and our Board of Directors have, as appropriate, adopted or modified our policies and practices in order to comply with these regulatory requirements and to enhance our corporate governance practices.

As required by Sarbanes-Oxley, we have adopted a Code of Business Conduct and Ethics applicable to our Board, executives and employees. This Code of Business Conduct can be found on our website at http://www.fusb.com under the tabs "About – Investor Relations – FUSB Policies."

Privacy of Customer Information

The Financial Services Modernization Act of 1999 (also known as the "Gramm-Leach-Bliley Act" or the "GLBA") and the implementing regulations issued by federal banking regulatory agencies require financial institutions to adopt policies and procedures regarding the disclosure of nonpublic personal information about their customers to non-affiliated third parties. In general, financial institutions are required to explain to customers their policies and procedures regarding the disclosure of such nonpublic personal information, and, unless otherwise required or permitted by law, financial institutions are prohibited from disclosing such information except as provided in their policies and procedures. Specifically, the GLBA established certain information security guidelines that require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to develop, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

The GLBA and related regulations require banks and their affiliated companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information with third parties. The GLBA also permits bank subsidiaries to engage in financial activities, which are similar to those permitted to financial holding companies. In December 2015, Congress amended the GLBA as part of the Fixing America's Surface Transportation Act. This amendment provided financial institutions, which meet certain conditions, an exemption from the requirement to deliver an annual privacy notice. On August 10, 2018, the CFPB announced that it had finalized conforming amendments to its implementing regulation, Regulation P.

On October 22, 2024, the CFPB issued a final rule to implement Section 1033 of the Dodd-Frank Act, which gives individuals the right to obtain data regarding consumer financial products and services they have obtained. The final rule requires certain entities, including the Bank, to comply with an established framework to govern consumer access to electronic financial data. Compliance with the rule will be phased in over several years with the Bank required to be in compliance by April 1, 2030. Following the issuance of this rule, two trade associations and a national bank headquartered in Kentucky filed a lawsuit challenging the rule in the United States District Court for the Eastern District of Kentucky. In this lawsuit, the plaintiffs alleged that the CFPB exceeded its statutory authority in adopting the rule.

A variety of federal and state privacy laws govern the collection, safeguarding, sharing and use of customer information, and require that financial institutions have policies regarding information privacy and security. Some state laws also protect the privacy of information of state residents and require adequate security of such data, and certain state laws may, in some circumstances, require us to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require us to notify law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data. In March 2021, Virginia adopted the Consumer Data Protection Act (the "VCDPA"), which imposes certain restrictions and requirements on businesses that collect consumer data for at least 100,000 consumers in Virginia. The Bank currently has fewer than 100,000 customers in Virginia but may become subject to the VCDPA if its customer base grows above that level. The Company could face enforcement actions by the Virginia Attorney General and penalties for noncompliance with the VCDPA.

Cybersecurity

The Cybersecurity Information Sharing Act of 2015 ("CISA") was intended to improve cybersecurity in the United States by enhanced sharing of information about security threats among the U.S. government and private sector entities, including financial institutions. CISA also authorizes companies to monitor their own systems notwithstanding any other provision of law and allows companies to carry out cybersecurity defensive measures on their own systems. The law includes liability protections for companies that share cyber threat information with third parties so long as such sharing activity is conducted in accordance with CISA.

In October 2016, the federal bank regulatory agencies issued an Advance Notice of Proposed Rulemaking regarding enhanced cyber risk management standards which would apply to a wide range of large financial institutions and their third-party service providers, including Bancshares and the Bank. The proposed standards would expand existing cybersecurity regulations and guidance to focus on cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience, and situational awareness. In addition, the proposal contemplates more stringent standards for institutions with systems that are critical to the financial sector.

The federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management standards among financial institutions. A financial institution is expected to establish multiple lines of defense and to ensure its risk management processes address the risk posed by potential threats to the institution. A financial institution's management is expected to maintain sufficient processes to effectively respond and recover the institution's operations after a cyber-attack. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations if a critical service provider of the institution falls victim to this type of cyber-attack.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our customers are located.

In November 2021, federal bank regulatory agencies adopted a rule regarding notification requirements for banking organizations related to significant computer security incidents. Under the final rule, a bank holding company, such as the Company, and an FDIC-supervised insured depository institution, such as the Bank, are required to notify the Federal Reserve or FDIC, respectively, within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or impact the stability of the financial sector. Service providers are required under the rule to notify any affected bank client it provides services to as soon as possible when it determines it has experienced a computer-security incident that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, covered services provided by that entity to the bank for four or more hours.

Furthermore, once administrative rules are adopted by the CISA, the Cyber Incident Reporting for Critical Infrastructure Act, enacted in March 2022, will require certain covered entities, including those in the financial services industry, to report a covered cyber incident to CISA within 72 hours once the covered entity reasonably believes an incident has occurred. Separate reporting to CISA will also be required within 24 hours if a ransom payment is made as a result of a ransomware attack.

In July 2023, the SEC adopted amendments to its rules to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance, and incident reporting by public companies that are subject to the reporting requirements of the Exchange Act. Specifically, the amendments require current reporting about material cybersecurity incidents, periodic disclosures about a registrant's policies and procedures to identify and manage cybersecurity risk, management's role in implementing cybersecurity policies and procedures, management's cybersecurity expertise, if any, and the board of directors oversight of cybersecurity risk. Additionally, the rules require registrants to provide updates about previously reported cybersecurity incidents in their periodic reports.

On October 19, 2023, the CFPB announced a proposed rule to adopt a regulation regarding personal financial data rights that is designed to promote "open banking." If enacted as proposed, the regulation would require, among other things, that data providers, including any financial institution, make available to consumers and certain authorized third parties upon request certain covered transaction, account and payment information.

On October 30, 2023, the Biden administration issued an Executive Order on Safe, Secure and Trustworthy Development and Use of AI, emphasizing the need for transparency, accountability and fairness in the development and use of AI. The order seeks to balance innovation with addressing risks associated with AI by providing eight guiding principles and priorities, such as ensuring that consumers are protected from fraud, discrimination and privacy risks related to AI. The Executive Order also requires certain federal agencies, including the CFPB, to address potential discrimination in the housing and consumer financial markets relating to the use by financial institutions of AI technologies. Prior to the issuance of the Executive Order, the CFPB published a report addressing the use by financial institutions of AI chatbots in the provision of financial products and services, which report also highlighted the limitations and various risks posed by such activity. States have also started to regulate the use of AI technologies. For example, the California Privacy Protection Agency ("CCPA") is currently in the process of finalizing regulations under the CCPA regarding the use of automated decision making.

Regulation of Lending Practices

Our lending practices are subject to a number of federal and state laws, as supplemented by the rules and regulations of the various agencies charged with the responsibility of implementing these laws. These include, among others, the following:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the communities that it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other specified factors in extending credit;

- Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections and certain credit and other disclosures;

- Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies;

- Real Estate Settlement Procedures Act, requiring certain disclosures concerning loan closing costs and escrows, and governing transfers of loan servicing and the amounts of escrows in connection with loans secured by one-to-four family residential properties; and

- Rules and regulations established by the National Flood Insurance Program.

The CFPB has adopted a number of rules that impact our lending practices, including, among other things, (1) requiring financial institutions to make a "reasonable and good faith determination" that a consumer has a "reasonable ability" to repay a residential mortgage loan before making such a loan, (2) requiring sponsors of asset-backed securities to retain at least 5% of the credit risk of the assets underlying the securities (and generally prohibiting sponsors from transferring or hedging that credit risk), and (3) imposing a number of new and enhanced requirements on the mortgage servicing industry, including rules regarding communications with borrowers, maintenance of customer account records, procedures for responding to written borrower requests and complaints of errors, servicing delinquent loans, and conducting foreclosure proceedings, among other measures.

Regulation of Deposit Operations

Our deposit operations are subject to federal laws applicable to depository accounts, including, among others, the following:

- Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;

- Electronic Fund Transfer Act and Regulation E, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

- Rules and regulations of the various agencies charged with the responsibility of implementing these laws.

Federal Home Loan Bank Membership

The Bank is a member of the Federal Home Loan Bank of Atlanta ("FHLBA"). Each member of the FHLBA is required to maintain a minimum investment in the Class B stock of the FHLBA. The Board of Directors of the FHLBA can increase the minimum investment requirements if it concludes that additional capital is required to allow it to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Agency. Because the extent of any obligation to increase the level of investment in the FHLBA depends entirely on the occurrence of a future event, we are unable to determine the extent of future required potential payments to the FHLBA at this time. Additionally, in the event that a member financial institution fails, the right of the FHLBA to seek repayment of funds loaned to that institution will take priority over the rights of all other creditors.

Climate-Related Regulation and Risk Management

In recent years, the federal banking agencies have increased their focus on climate-related risks impacting the operations of banks, the communities they serve and the broader financial system. Accordingly, the agencies have begun to enhance their supervisory expectations regarding the climate risk management practices of larger banking organizations, including by encouraging such banks to: ensure that management of climate-related risk exposures has been incorporated into existing governance structures; evaluate the potential impact of climate-related risks on the bank's financial condition, operations and business objectives as part of its strategic planning process; account for the effects of climate change in stress testing scenarios and systemic risk assessments; revise expectations for credit portfolio concentrations based on climate-related factors; consider investments in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change; evaluate the impact of climate change on the bank's borrowers and consider possible changes to underwriting criteria to account for climate-related risks to mortgaged properties; incorporate climate-related financial risk into the bank's internal reporting, monitoring and escalation processes; and prepare for the transition risks to the bank associated with the adjustment to a low-carbon economy and related changes in laws, regulations, governmental policies, technology, and consumer behavior and expectations.

On October 21, 2021, the Financial Stability Oversight Council published a report identifying climate-related financial risks as an "emerging threat" to financial stability. On December 16, 2021, the Office of the Comptroller of the Currency (the "OCC") issued proposed principles for climate-related financial risk management for national banks with more than $100 billion in total assets. Although these risk management principles, if adopted as proposed, would not apply to the Bank directly based upon our current size, the OCC has indicated that all banks, regardless of their size, may have material exposures to climate-related financial and other risks that require prudent management. The federal banking agencies, either independently or on an interagency basis, are expected to adopt a more formal climate risk management framework for larger banking organizations in the coming months. As climate-related supervisory guidance is formalized, and relevant risk areas and corresponding control expectations are further refined, we may be required to expend significant capital and incur compliance, operating, maintenance and remediation costs in order to conform to such requirements.

In March 2024, the SEC adopted final rules for "The Enhancement and Standardization of Climate-Related Disclosures for Investors," which would have required issuers to provide climate-related disclosures. In April 2024, the SEC stayed the effectiveness of the final rules pending the outcome of certain legal challenges.

Website Information

The Bank's website address is https://www.fusb.com. Bancshares does not maintain a separate website. Bancshares makes available free of charge on or through the Bank's website, under the tabs "Investors – SEC filings," its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with the SEC. These reports are also available on the SEC's website, https://www.sec.gov. Bancshares will provide paper copies of these reports to shareholders free of charge upon written request. Bancshares is not including the information contained on or available through the Bank's website as a part of, or incorporating such information into, this Annual Report on Form 10-K.

Item 1A. Risk Factors.

Making or continuing an investment in our common stock involves certain risks that you should carefully consider. The risks and uncertainties described below are not the only risks that may have a material adverse effect on us. Additional risks and uncertainties also could adversely affect our business, consolidated financial condition, results of operations and cash flows. If any of the following risks actually occurs, our business, financial condition or results of operations could be negatively affected, the market price of your common stock could decline, and you could lose all or a part of your investment. Further, to the extent that any of the information contained in this Annual Report on Form 10-K constitutes forward-looking statements, the risk factors set forth below also are cautionary statements identifying important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf.

Risks Related to Credit and Liquidity

If loan losses are greater than anticipated, our earnings may be adversely affected.

As a lender, we are exposed to the risk that customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans. Our credit risk with respect to our real estate and construction loan portfolio relates principally to the creditworthiness of individuals and the value of the real estate serving as security for the repayment of loans, and the credit risk with respect to our commercial and consumer loan portfolio relates principally to the general creditworthiness of businesses and individuals within the local markets in which we operate. We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for potential credit losses based on a number of factors. We believe that our allowance for credit losses is adequate. However, if estimates, assumptions or judgments used in calculating this allowance are incorrect, the allowance for credit losses may not be sufficient to cover our actual loan losses. Deterioration of economic conditions affecting borrowers, new information regarding existing loans, inaccurate management assumptions, identification of additional problem loans and other factors, both within and outside of our control, may result in higher levels of nonperforming assets and charge-offs and loan losses in excess of our current allowance for credit losses, requiring us to make material additions to our allowance for credit losses, which could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. The actual amount of future provisions for credit losses cannot be determined at this time and may vary from the amounts of past provisions. In addition, banking regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or recognize further charge-offs if the regulators' judgments are different than those of our management. Material additions to the allowance could materially decrease our net income.

CRE lending may expose us to increased lending risks.

Our policy generally has been to originate CRE loans primarily in the states in which the Bank operates. At December 31, 2024, CRE loans, including owner occupied, investor, and real estate construction loans, totaled $293.3 million or 35.6%, of our total loan portfolio. As a result of our growth in this portfolio over the past several years and planned future growth, these loans require more ongoing evaluation and monitoring and we are implementing enhanced risk management policies, procedures and controls. CRE loans generally involve a greater degree of credit risk than residential mortgage loans because they typically have larger balances and are more affected by adverse conditions in the economy. Because payments on loans secured by CRE often depend upon the successful operation and management of the properties and the businesses which operate from within them, repayment of such loans may be affected by factors outside the borrower's control, such as adverse conditions in the real estate market or the economy or changes in government regulation. In recent years, CRE markets have been experiencing substantial growth, and increased competitive pressures have contributed significantly to historically low capitalization rates and rising property values. However, CRE markets have been facing downward pressure since 2022 due in large part to increasing interest rates and declining property values. Accordingly, the federal banking agencies have expressed concerns about weaknesses in the current CRE market and have applied increased regulatory scrutiny to institutions with CRE loan portfolios that are fast growing or large relative to the institutions' total capital. To address supervisory expectations with respect to financial institutions' handling of CRE borrowers who are experiencing financial difficulty, in June of 2023, the federal banking agencies, including the OCC, issued an interagency policy statement addressing prudent CRE loan accommodations and workouts. Our failure to adequately implement enhanced risk management policies, procedures and controls could adversely affect our ability to increase this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio. At December 31, 2024, the Company had no CRE loans on nonaccrual status.

Weakness in the residential real estate markets could adversely affect our performance.

As of December 31, 2024, 1-4 family residential real estate loans represented approximately 9% of our total loan portfolio. A general decline in home values would adversely affect the value of collateral securing the residential real estate that we hold, as well as the volume of loan originations and the amount we realize on the sale of real estate loans. Additionally, if insurance obtained by our borrowers is insufficient to cover any losses sustained to the collateral, the decreases in the value of collateral securing our loans as a result of natural disasters or other related events could adversely impact our financial condition and results of operations. If insurance coverage is unavailable to our borrowers due to the reluctance of insurance companies to renew policies covering the collateral or due to other factors, the resulting increase in cost of home ownership could affect the ability of borrowers to repay loans. These factors could result in higher delinquencies and greater charge-offs in future periods, which could materially adversely affect our business, financial condition or results of operations.

Our business is subject to liquidity risk, which could disrupt our ability to meet financial obligations.

Liquidity risk refers to the ability of the Company to ensure that sufficient cash flow and liquid assets are available to satisfy current and future financial obligations, including demand for loans and deposit withdrawals, funding operating costs and other corporate purposes. Liquidity risk arises whenever the maturities of financial instruments included in assets and liabilities differ or when assets cannot be liquidated at fair market value as needed. The Company obtains funding through deposits and various short-term and long-term wholesale borrowings, including federal funds purchased and securities sold under repurchase agreements, the Federal Reserve Discount Window and Federal Home Loan Bank (FHLB) advances. Any restriction or disruption of the Company's ability to obtain funding from these or other sources could have a negative effect on the Company's ability to satisfy its current and future financial obligations, which could materially affect the Company's condition or results of operations.

Liquidity risks could affect our operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the repayment or sale of loans and other sources could have a substantial negative effect on our liquidity. Our funding sources include federal funds, purchased securities sold under repurchase agreements, core and non-core deposits, and short- and long-term debt. We maintain a portfolio of securities that can be used as a source of liquidity. In addition, certain loans in the Company's loan portfolio may be pledged to the FHLB or Federal Reserve Bank ("FRB") as a source of liquidity. Other sources of liquidity are available should they be needed, such as through our acquisition of additional non-core deposits. Bancshares may be able, depending on market conditions, to issue and sell debt securities and preferred or common equity securities in public or private transactions. Our access to funding sources in amounts adequate to finance or capitalize our activities or on acceptable terms could be impaired by factors that affect us specifically or the financial services industry or economy in general, such as further disruption in the financial markets, negative views and expectations about the prospects for the financial services industry, deterioration within the credit markets, or the financial condition, liquidity or profitability of the financial institutions with which we transact.

Risks Related to Our Market and Industry

Our business and operations may be materially adversely affected by national and local market economic conditions.

Our business and operations, which primarily consist of banking activities, including lending money to customers in the form of loans and borrowing money from customers in the form of deposits, are sensitive to general business and economic conditions in the United States generally, and in our local markets in particular. If economic conditions in the United States or any of our local markets weaken, our growth and profitability from our operations could be constrained. The current economic environment is characterized by high inflation levels and interest rates. These conditions impact our ability to attract deposits and to generate attractive earnings through our loan and investment portfolios. All of these factors can individually or in the aggregate be detrimental to our business, and the interplay between these factors can be complex and unpredictable. Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of delinquencies, defaults and charge-offs, additional provisions for loan losses, a decline in the value of our collateral, and an overall material adverse effect on the quality of our loan portfolio. Additionally, national financial markets may be adversely affected by sustained high levels of inflation, the current or anticipated impact of military conflict, including the current conflicts in the Middle East and Ukraine, terrorism, and other geopolitical events.

The economic conditions in our local markets may be different from the economic conditions in the United States as a whole. Our success depends to a certain extent on the general economic conditions of the geographic markets that we serve in Alabama, Tennessee and Virginia, as well as other states in which our indirect lending team operates. Local economic conditions in these areas have a significant impact on our commercial, real estate and construction loans, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Adverse changes in the economic conditions of the southeastern United States in general or any one or more of these local markets could negatively impact the financial results of our banking operations and have a negative effect on our profitability.

Significant changes to the size, structure, powers and operations of the federal government may cause economic disruptions that could, in turn, adversely impact our business, results of operations and financial condition.

The Trump administration has commenced efforts to implement significant changes to the size and scope of the federal government and reform its operations to achieve stated goals that include reducing the federal budget deficit and national debt, improving the efficiency of government operations, and promoting innovation and economic growth. To date, these efforts have been carried out through a mix of executive actions aimed at eliminating or modifying federal agency and federal program funding, reducing the size of the federal workforce, reducing or altering the scope of activities conducted by, and possibly eliminating, various federal agencies and bureaus, and encouraging the use of AI and other advanced technologies within the public and private sectors. These changes, if implemented and taken as a whole, may have varied effects on the economy that are difficult to predict. For instance, the delivery of government services and the distribution of federal program funds and benefits may be disrupted or, in some cases, eliminated as a result of funding cuts or recasting of federal agency mandates. Further, a substantial reduction of the federal workforce could adversely affect regional and local economies, both directly and indirectly, in geographies with significant concentrations of federal employees and contractors. It is possible that such comprehensive changes to the federal government may be materially adverse to the regional and local economies where we conduct business and to our customers, which, in turn, could be materially adverse to our business, financial condition and results of operations.

The banking industry is highly competitive, which could result in loss of market share and adversely affect our business.

We encounter strong competition in making loans, acquiring deposits and attracting customers for investment services. We compete with commercial banks, online banks, credit unions, finance companies, mutual funds, insurance companies, investment banking companies, brokerage firms and other financial intermediaries operating in our markets and elsewhere in various segments of the financial services market. Many of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits than we do. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks, and, as a result, may be able to offer certain products and services at a lower cost than we are able to offer, which could adversely affect our business.

Rapid and significant changes in market interest rates may adversely affect our performance.

Most of our assets and liabilities are monetary in nature and are therefore subject to significant risks from changes in interest rates. Our profitability depends to a large extent on net interest income, and changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Our consolidated results of operations are affected by changes in interest rates and our ability to manage interest rate risks. Changes in market interest rates, changes in the relationships between short-term and long-term market interest rates and changes in the relationships between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. These differences could result in an increase in interest expense relative to interest income or a decrease in our interest rate spread. Significant increases in market interest rates on loans, or the perception that an increase may occur, could adversely affect both our ability to originate new loans and our ability to grow.

Beginning in early 2022, in response to growing signs of inflation, the FRB increased interest rates rapidly, causing the federal funds rate to reach a 22-year high. Although the FRB reduced its benchmark rates in the latter part of 2024, the inflationary outlook in the United States is currently uncertain. Rapid changes in interest rates make it difficult for the Bank to balance its loan and deposit portfolios, which may adversely affect our results of operations by, for example, reducing asset yields or spreads, creating operating and system issues, or having other adverse impacts on our business. Persistent inflation could lead to higher interest rates, which could, in turn, increase the borrowing costs of our customers, making it more difficult for them to repay their loans or other obligations. High interest rates could also push down asset prices and weaken economic activity. For a more detailed discussion of these risks and our management strategies for these risks, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Our net interest margin depends on many factors that are partly or completely out of our control, including competition, federal economic monetary and fiscal policies and general economic conditions. Despite the implementation of strategies to manage interest rate risks, changes in interest rates may have a material adverse impact on our profitability.

The performance of our investment portfolio is subject to fluctuations due to changes in interest rates and market conditions.

Changes in interest rates can negatively affect the performance of most of our investments. Interest rate volatility can reduce gains or create losses in our investment portfolios. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Fluctuations in interest rates affect returns on, and the market value of, investment securities. The fair market value of the securities in our portfolio and the investment income from these securities also fluctuate depending on general economic and market conditions. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. The potential effect of these factors is heightened due to the current conditions in the financial markets and economic conditions generally.

Fiscal challenges facing the U.S. government could negatively impact financial markets which in turn could have an adverse effect on our financial position or results of operations.

Federal budget deficit concerns and the potential for political conflict over legislation to fund U.S. government operations and raise the U.S. government's debt limit may increase the possibility of a default by the U.S. government on its debt obligations, related credit-rating downgrades, or an economic recession in the United States. On January 21, 2025, the U.S. Treasury began taking extraordinary measures to prevent a default on U.S. government debt, which measures are expected to continue until such time as the U.S. Congress increases the debt ceiling. However, it is unclear how long such extraordinary measures will forestall a default in the event of extended Congressional negotiations or inaction. Many of our investment securities are issued by the U.S. government and government agencies and sponsored entities. As a result of uncertain domestic political conditions, including potential future federal government shutdowns, the possibility of the federal government defaulting on its obligations for a period of time due to debt ceiling limitations or other unresolved political issues, investments in financial instruments issued or guaranteed by the federal government pose liquidity risks. In connection with prior political disputes over U.S. fiscal and budgetary issues leading to the U.S. government shutdown in 2011, S&P lowered its long-term sovereign credit rating on the U.S. from AAA to AA+. In 2023, Congress narrowly averted two separate government shutdowns by passing continuing resolutions. In part due to repeated debt-limit political standoffs and last-minute resolutions, in 2023 a rating agency downgraded the U.S. long-term foreign-currency issuer default rating to AA+ from AAA. A further downgrade, or a downgrade by other rating agencies, as well as sovereign debt issues facing the governments of other countries, could have a material adverse impact on financial markets and economic conditions in the U.S. and worldwide and, therefore, materially adversely affect our business, financial condition and results of operations.

Any government shutdown could adversely affect the U.S. and global economy and our liquidity, financial condition and earnings.

Disagreement over the federal budget has previously caused the U.S. federal government to shut down for periods of time. On December 21, 2024, President Biden signed a bipartisan continuing resolution to extend federal spending and avert a government shutdown through March 14, 2025. Accordingly, without a final agreement regarding the federal budget in place prior to the expiration of the continuing resolution, or another continuing resolution, it is still possible that a partial shutdown of the U.S. government may occur. An extended period of shutdown of portions of the U.S. federal government could negatively impact the financial performance of certain customers and could negatively impact customers' future access to certain loan and guaranty programs. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations. During any protracted federal government shutdown, we may not be able to close certain loans and we may not be able to recognize non-interest income on the sale of loans. In addition, we believe that some borrowers may decide not to proceed to close on their loans, which would result in a permanent loss of the related non-interest income. A federal government shutdown could also result in reduced income for government employees or employees of companies that engage in business with the federal government, which could result in greater loan delinquencies, increased in our non-performing, criticized, and classified assets, and a decline in demand for our products and services.

Changes in the policies of monetary authorities and other government action could adversely affect our profitability.

Our consolidated results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in United States government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, we cannot predict future changes in interest rates, deposit levels, loan demand or our business and earnings. Furthermore, the actions of the United States government and other governments in responding to such conditions may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

Risks Related to Privacy and Technology

Technological changes in the banking and financial services industries may negatively impact our results of operations and our ability to compete.

The banking and financial services industries are undergoing rapid changes, with frequent introductions of new technology-driven products and services. In addition to enhancing the level of service provided to customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. To remain competitive, financial institutions must continuously evaluate changing customer preferences with respect to emerging technologies and develop plans to address such changes in the most cost-effective manner possible. Our future success will depend, in part, on our ability to use technology to offer products and services that provide convenience to customers and create additional efficiencies in operations, and our failure to do so could negatively impact our business. Additionally, our competitors may have greater resources to invest in technological improvements than we do, and we may not be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

Our information systems may experience a failure or interruption.

We rely heavily on communications and information systems to conduct our business. Any failure or interruption in the operation of these systems could impair or prevent the effective operation of our customer relationship management, general ledger, deposit, lending or other functions. While we have policies and procedures designed to prevent or limit the effect of a failure or interruption in the operation of our information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions impacting our information systems could damage our reputation, result in a loss of customer business, and expose us to additional regulatory scrutiny, civil litigation and possible financial liability, any of which could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.

We use information technology in our operations and offer online banking services to our customers, and unauthorized access to our customers' confidential or proprietary information as a result of a cyber-attack or otherwise could expose us to reputational harm and litigation and adversely affect our ability to attract and retain customers.

Information security risks for financial institutions have generally increased in recent years, in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists and other external parties. We are under continuous threat of loss due to hacking and cyber-attacks, especially as we continue to expand customer capabilities to utilize the internet and other remote channels to transact business. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. Therefore, the secure processing, transmission and storage of information in connection with our online banking services are critical elements of our operations. However, our network could be vulnerable to unauthorized access, computer viruses and other malware, phishing schemes or other security failures. In addition, our customers may use personal smartphones, tablet PCs or other mobile devices that are beyond our control systems in order to access our products and services. Our technologies, systems and networks, and our customers' devices, may become the target of cyber-attacks, electronic fraud or information security breaches that could result in the unauthorized release, gathering, monitoring, use, loss or destruction of our or our customers' confidential, proprietary and other information, or otherwise disrupt our or our customers' or other third parties' business operations. As cyber threats continue to evolve, we may be required to spend significant capital and other resources to protect against these threats or to alleviate or investigate problems caused by such threats. To the extent that our activities or the activities of our customers involve the processing, storage or transmission of confidential customer information, any breaches or unauthorized access to such information could present significant regulatory costs and expose us to litigation and other possible liabilities. Any inability to prevent these types of security threats could also cause existing customers to lose confidence in our systems and could adversely affect our reputation and ability to generate deposits. In addition, we may not have adequate insurance coverage to compensate for losses from a cyber threat event. While we have not experienced any material losses relating to cyber-attacks or other information security breaches to date, we may suffer such losses in the future. The occurrence of any cyber-attack or information security breach could result in potential legal liability, reputational harm, damage to our competitive position, additional compliance costs, and the disruption of our operations, all of which could adversely affect our business, consolidated financial condition, results of operations and cash flows.

We depend on outside third parties for the processing and handling of our records and data, which exposes us to additional risk for cybersecurity breaches and regulatory action.

We rely on software and internet-based platforms developed by third-party vendors to process various transactions. In some cases, we have contracted with third parties to run their proprietary software on our behalf. These systems include, but are not limited to, general ledger, payroll, employee benefits, loan and deposit processing and securities portfolio accounting. If these third-party service providers experience difficulties, are subject to cybersecurity breaches or terminate their services, and we are unable to replace them with other service providers on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, consolidated financial condition and results of operations could be adversely affected. While we perform a review of controls instituted by the applicable vendors over these programs in accordance with industry standards and perform our own testing of user controls, we must rely on the continued maintenance of controls by these third-party vendors, including safeguards over the security of customer data. In addition, we maintain, or contract with third parties to maintain, daily backups of key processing outputs in the event of a failure on the part of any of these systems. Nonetheless, we may incur a temporary disruption in our ability to conduct business or process transactions, or damage to our reputation, if the third-party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Such a disruption or breach of security could have a material adverse effect on our business.

In addition, federal regulators have issued guidance outlining their expectations for third-party service provider oversight and monitoring by financial institutions. Any failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against us, which could adversely affect our business, consolidated financial condition, results of operations and cash flows.

The development and use of Artificial Intelligence ("AI") presents risks and challenges that may adversely impact our business.

We or our third-party (or fourth party) vendors, clients or counterparties may develop or incorporate AI technology in certain business processes, services, or products. The development and use of AI presents a number of risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risk of non-compliance. AI models, particularly generative AI models, may produce output or take action that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential, or proprietary information, that infringes on the intellectual property rights of others, or that is otherwise harmful. In addition, the complexity of many AI models makes it difficult to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.

Risks Related to Legal, Reputational and Compliance Matters

We are subject to extensive governmental regulation, and the costs of complying with such regulation could have an adverse impact on our operations.

The financial services industry is extensively regulated and supervised under both federal and state law. We are subject to the supervision and regulation of the Federal Reserve, the FDIC and the ASBD. These regulations are intended primarily to protect depositors, the public and the FDIC's Deposit Insurance Fund, rather than shareholders. Additionally, we are subject to supervision, regulation and examination by other regulatory authorities, such as the SEC and state securities and insurance regulators. If, as a result of an examination, the Federal Reserve, the FDIC or the ASBD were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to require us to remediate any such adverse examination findings. We are also subject to changes in federal and state laws, as well as regulations and governmental policies, income tax laws and accounting principles. Regulations affecting banks and other financial institutions are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation may be enacted that could affect us.

The recent turnover of the Presidential administration will result in certain changes in the leadership and senior staffs of the FDIC, the CFPB, the SEC, the Treasury Department, and other agencies. These changes are expected to impact the rulemaking, supervision, examination and enforcement priorities and policies of the agencies, including the possible reversal of a number of final and proposed rules and policy statements promulgated under the Biden administration. The potential impact of any changes in agency personnel, policies and priorities on the financial services sector, including the Bank, cannot be predicted at this time. We cannot assure you that any changes in regulations or new laws will not adversely affect our performance or consolidated results of operations. Our regulatory framework is discussed in greater detail under "Item 1. Business – Supervision and Regulation."

We are subject to laws regarding the privacy, information security and protection of personal information, and any violation of these laws or unauthorized disclosure of such information could damage our reputation and otherwise adversely affect our operations and financial condition.

Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal data, such as personally identifiable information about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals (including customers, employees, suppliers and other third parties). For example, our business is subject to the Gramm-Leach-Bliley Act, which, among other things: (1) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (2) requires us to provide certain disclosures to customers about our information collection, sharing and security practices and to afford customers the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (3) requires us to develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and state legislatures have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in the event of a security breach. Ensuring that our collection, use, transfer and storage of personal information complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that all of our clients, suppliers, counterparties and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to unauthorized persons, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under applicable laws and regulations. Concerns about the effectiveness of our measures to safeguard personal information could cause us to lose customers or potential customers for our products and services and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our business, consolidated financial condition, results of operations and cash flows.

Our FDIC deposit insurance premiums and assessments may increase and thereby adversely affect our financial results.

The Bank's deposits are insured by the FDIC up to legal limits, and, accordingly, the Bank is subject to periodic insurance assessments by the FDIC. The Bank's regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. Numerous bank failures during the financial crisis and increases in the statutory deposit insurance limits increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. The FDIC has authority to increase insurance assessments, and any significant increase in insurance assessments would likely have an adverse effect on us.

We face a risk of noncompliance and enforcement action under the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act of 1970, the USA PATRIOT Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. Our federal and state banking regulators, the Financial Crimes Enforcement Network and other government agencies are authorized to impose significant civil money penalties for violations of anti-money laundering requirements. We are also subject to increased scrutiny with respect to our compliance with the regulations issued and enforced by the Office of Foreign Assets Control. If our program is deemed deficient, we could be subject to liability, including fines, civil money penalties and other regulatory actions, which may include restrictions on our business operations and our ability to pay dividends, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have significant reputational consequences for us. Any of these circumstances could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.

We are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and a failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act, and other fair lending laws and regulations (collectively, "fair lending laws") impose community investment and nondiscriminatory lending requirements on financial institutions. The CFPB, the Department of Justice and other federal and state agencies are responsible for enforcing these federal laws and regulations and comparable state provisions. Various federal banking agencies have recently completed significant changes to their respective CRA regulations. Federal, state or local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans. A successful regulatory challenge to an institution's performance under the fair lending laws could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

Bancshares' liquidity is subject to various regulatory restrictions applicable to its subsidiaries.

There are various regulatory restrictions on the ability of Bancshares' subsidiaries to pay dividends or to make other payments to Bancshares. In addition, Bancshares' right to participate in any distribution of assets of any of its subsidiaries upon a subsidiary's liquidation or otherwise will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of Bancshares' claims as a creditor of such subsidiary may be recognized.

The internal controls that we have implemented to mitigate risks inherent to the business of banking might fail or be circumvented.

Management regularly reviews and updates our internal controls and procedures that are designed to manage the various risks in our business, including credit risk, operational risk, financial risk, compliance risk and interest rate risk. No system of controls, however well-designed and operated, can provide absolute assurance that the objectives of the system will be met. If such a system fails or is circumvented, there could be a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.

Changes in tax laws and interpretations and tax challenges may adversely affect our financial results.

The enactment of federal tax reform has had, and is expected to continue to have, far reaching and significant effects on us, our customers and the United States economy. Further, the income tax treatment of corporations may at any time be clarified and/or modified through legislation, administration or judicial changes or interpretations. These changes or interpretations could adversely affect us, either directly or as a result of the effects on our customers.

In the course of our business, we are sometimes subject to challenges from taxing authorities, including the Internal Revenue Service, individual states and municipalities, regarding amounts due. These challenges may result in adjustments to the timing or amount of taxable income or deductions or allocation of income among tax jurisdictions, all of which may require a greater provisioning for taxes or otherwise negatively affect our financial results.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact the Company's business.

Political and social attention to the issue of climate change has increased in recent years. Federal and state legislatures and regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. The federal banking agencies, including the OCC, have emphasized that climate-related risks are faced by banking organizations of all types and sizes and are in the process of enhancing supervisory expectations regarding banks' risk management practices. In December 2021, the OCC published proposed principles for climate risk management by banking organizations with more than $100 billion in assets. The OCC also has appointed its first ever Climate Change Risk Officer and established an internal climate risk implementation committee in order to assist with these initiatives and to support the agency's efforts to enhance its supervision of climate change risk management. Similar and even more expansive initiatives are expected, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. In March 2024, the SEC adopted final rules for "The Enhancement and Standardization of Climate-Related Disclosures for Investors," which would have required issuers to provide climate-related disclosures. In April 2024, the SEC stayed the effectiveness of the final rules pending the outcome of certain legal challenges. To the extent that these initiatives lead to the promulgation of new regulations or supervisory guidance applicable to the Company or the Bank, we would likely experience increased compliance costs and other compliance-related risks. The lack of empirical data surrounding the credit and other financial risks posed by climate change render it impossible to predict how specifically climate change may impact the Company's financial condition and results of operations.

Risks Related to Strategic Planning

We intend to engage in acquisitions of other banking institutions from time to time. These acquisitions may not produce revenue or earnings enhancements or cost savings at levels, or within time frames, originally anticipated and may result in unforeseen integration difficulties.

We regularly evaluate opportunities to strengthen our current market position through acquisitions, subject to regulatory approval. Such transactions could, individually or in the aggregate, have a material effect on our operating results and financial condition, including short and long-term liquidity. Our acquisition activities could be material to our business. These activities could require us to use a substantial amount of cash or other liquid assets and/or incur debt. In addition, if goodwill recorded in connection with acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized. Our acquisition activities could involve a number of additional risks, including the risks of:

- incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating the terms of potential transactions, resulting in our attention being diverted from the operation of our existing business;

- using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

- being potentially exposed to unknown or contingent liabilities of banks and businesses we acquire;

- changes in asset quality and credit risk as a result of the transaction;

- being required to expend time and expense to integrate the operations and personnel of the combined businesses;

- experiencing higher operating expenses relative to operating income from the new operations;

- creating an adverse short-term effect on our results of operations;

- losing key team members and customers as a result of an acquisition that is poorly received; and

- incurring significant problems relating to the conversion of the financial and customer data of the entity being acquired into our financial and customer product systems.

Depending on the condition of any institutions or assets that are acquired, any acquisition may, at least in the near term, materially adversely affect our capital and earnings and, if not successfully integrated following the acquisition, may continue to have such effects.

Generally, any acquisition of target financial institutions, banking centers or other banking assets by us may require approval by, and cooperation from, a number of governmental regulatory agencies, possibly including the Federal Reserve and the FDIC, as well as state banking regulators. Such regulators could deny our application based on their regulatory criteria or other considerations, which could restrict our growth, or the regulatory approvals may not be granted on terms that are acceptable to us. For example, we could be required to sell banking centers as a condition to receiving regulatory approvals, and such a condition may not be acceptable to us or may reduce the benefit of any acquisition.

We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with pending or potential acquisitions. Our inability to overcome these risks could have an adverse effect on levels of reported net income, return on equity and return on assets and the ability to achieve our business strategy and maintain market value.

We may not be able to maintain consistent growth, earnings or profitability.

There can be no assurance that we will be able to continue to grow and to remain profitable in future periods, or, if profitable, that our overall earnings will remain consistent with our prior results of operations or increase in the future. Our growth in recent years has been driven by a number of factors, including strong growth in our indirect lending portfolio and demand in the commercial and real estate loan markets in certain of the communities that we serve. A downturn in economic conditions in our markets, heightened competition from other financial services providers, an inability to retain or grow our core deposit base, regulatory and legislative considerations, and failure to attract and retain high-performing talent, among other factors, could limit our ability to grow our assets or increase our profitability to the same extent as in recent periods. Sustainable growth requires that we manage our risks by following prudent loan underwriting standards, balancing loan and deposit growth without materially increasing interest rate risk or compressing our net interest margin, maintaining adequate capital, hiring and retaining qualified employees and successfully implementing our strategic initiatives. A failure to sustain our recent rate of growth or adequately manage the factors that have contributed to our growth or successfully enter new markets could have a material adverse effect on our earnings and profitability and, therefore on our business, consolidated financial condition, results of operations and cash flows.

General Risks

We cannot guarantee that we will pay dividends in the future.

Dividends from the Bank are Bancshares' primary source of funds for the payment of dividends to its shareholders, and there are various legal and regulatory limits regarding the extent to which the Bank may pay dividends or otherwise supply funds to Bancshares. The ability of both the Bank and Bancshares to pay dividends will continue to be subject to and limited by the results of operations of the Bank and by certain legal and regulatory restrictions. Further, any lenders making loans to Bancshares or the Bank may impose financial covenants that may be more restrictive than the legal and regulatory requirements with respect to the payment of dividends. There can be no assurance as to whether or when Bancshares may pay dividends to its shareholders.

Extreme weather could cause a disruption in our operations, which could have an adverse impact on our profitability.

Some of our operations are located in areas near the Gulf of America, a region that is susceptible to hurricanes and other forms of extreme weather. Such weather events could disrupt our operations and have a material adverse effect on our overall results of operations. Further, a hurricane, tornado or other extreme weather event in any of our market areas could adversely impact the ability of borrowers to timely repay their loans and may adversely impact the value of collateral that we hold.

Securities issued by us, including our common stock, are not insured.

Securities issued by us, including our common stock, are not savings or deposit accounts or other obligations of any bank and are not insured by the Deposit Insurance Fund maintained by the FDIC or by any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of principal.

Future issuances of additional securities by us could result in dilution of your ownership.

We may decide from time to time to issue additional securities in order to raise capital, support growth or fund acquisitions. Further, we may issue stock options or other stock grants to retain and motivate employees. Such issuances of securities by us would dilute the respective ownership interests of our shareholders.

Our common stock price could be volatile, which could result in losses for individual shareholders.

The market price of our common stock may be subject to significant fluctuations in response to a variety of factors, including, but not limited to:

- general economic, business and political conditions;

- changing market conditions in the broader stock market in general, or in the financial services industry in particular;

- monetary and fiscal policies, laws and regulations and other activities of the government, agencies and similar organizations;

- actual or anticipated variations in our operating results, financial condition or asset quality;

- our failure to meet analyst predictions and projections;

- collectability of loans;

- cost and other effects of legal and administrative cases and proceedings, claims, settlements and judgments;

- additions or departures of key personnel;

- trades of large blocks of our stock;

- announcements of innovations or new services by us or our competitors;

- future sales of our common stock or other securities; and

- other events or factors, many of which are beyond our control.

Due to these factors, you may not be able to sell your stock at or above the price you paid for it, which could result in substantial losses.

Our performance and results of operations depend in part on the soundness of other financial institutions.

Our ability to engage in routine investment and banking transactions, as well as the quality and value of our investments in equity securities and obligations of other financial institutions, could be adversely affected by the actions, financial condition and profitability of such other financial institutions with which we transact, including, without limitation, the FHLBA and our correspondent banks. Financial services institutions are interrelated as a result of shared credits, trading, clearing, counterparty and other relationships. As a result, defaults by, or even rumors or questions about, one or more financial institutions, or the financial services industry generally, could lead to market-wide liquidity problems and losses of depositor, creditor or counterparty confidence in certain institutions, and could lead to losses or defaults by other institutions. Any defaults by, or failures of, the institutions with whom we transact could adversely affect our debt and equity holdings in such other institutions, our participation interests in loans originated by other institutions, and our business, including our liquidity, consolidated financial condition and earnings.

We depend on the services of our management team and board of directors, and the unexpected loss of key officers or directors may adversely affect our operations.

A departure of any of our executive officers, other key personnel or directors could adversely affect our operations. The community involvement of our executive officers and directors and our directors' diverse and extensive business relationships are important to our success. A material change in the composition of our management team or board of directors could cause our business to suffer.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things, operational disruption; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks. We have implemented several cybersecurity processes, technologies, and controls to aid in our efforts to assess, identify, and manage such material risks.

To identify and assess material risks from cybersecurity threats, our enterprise risk management program considers cybersecurity threat risks alongside other company risks as part of our overall risk assessment process. Our enterprise risk professionals collaborate with subject matter specialists, as necessary, to gather insights for identifying and assessing material cybersecurity threat risks, their severity, and potential mitigations. We employ a range of tools and services, providing multiple layers of security, to inform our professionals' risk identification and assessment.

We also have a cybersecurity specific risk assessment process, which helps identify our cybersecurity threat risks by comparing our processes to standards set by the Federal Financial Institutions Examination Council's ("FFIEC"), the National Institute of Standards and Technology ("NIST"), and other agencies providing guidance in this area, as well as by engaging experts to attempt to infiltrate our information systems, as such term is defined in Item 106(a) of Regulation S-K.

Our cybersecurity program includes controls designed to identify, protect against, detect, respond to and recover from cybersecurity incidents (as such term is defined in Item 106(a) of Regulation S-K), and to provide for the availability of critical data and systems and to maintain regulatory compliance. These controls include the following activities:

- conduct annual customer data handling and use requirements training for our employees;

- conduct annual cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data;

- conduct regular phishing email simulations for employees with access to corporate email systems to enhance awareness and responsiveness to such possible threats;

- through policy, practice and contract (as applicable) require employees, as well as third-parties who provide services on our behalf, to treat customer information and data with care;

- run tabletop exercises to simulate a response to a cybersecurity incident and use the findings to improve our processes and technologies;

- utilize an incident handling framework to help us identify, protect, detect, respond, and recover when there is an actual or potential cybersecurity incident;

- maintain multiple layers of controls, including embedding security into our technology investments;

- carry information security risk insurance that provides protection against the potential losses arising from a cybersecurity incident; and

- external reviews of our cybersecurity position to help ensure adherence to best practices and validate risk assessments and response plans.

We perform periodic internal and third-party assessments to test our cybersecurity controls and regularly evaluate our policies and procedures surrounding our handling and control of personal data and the systems we have in place to help protect us from cybersecurity or personal data breaches, and we perform periodic internal and third-party assessments to test our controls and to help us identify areas for continued focus, improvement, and/or compliance.

We have established a cybersecurity risk management process that includes internal reporting of significant cybersecurity risk to our Information Technology Steering Committee of the Board of Directors of the Bank at least quarterly. In addition, our incident response plan coordinates the activities we take to prepare for, detect, respond to, and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.

Our processes also address cybersecurity threat risks associated with our use of third-party service providers, including those in our supply chain or who have access to our customer and employee data or our systems. Third-party risks are included within our enterprise risk management program, as well as our cybersecurity-specific risk identification program, both of which are discussed above. In addition, cybersecurity considerations affect the selection and oversight of our third-party service providers. We perform diligence on third parties that have access to our systems, data or facilities that house such systems or data, and monitor cybersecurity threat risks identified through such diligence.

As a regulated financial institution, the Company is also subject to financial privacy laws and its cybersecurity practices are subject to oversight by the federal banking agencies. For additional information, see "Supervision and Regulation – Privacy of Customer Information and "– Cybersecurity" included in Part I. Item 1 – Business of this report.

Although the Company has not, as of the date of this Annual Report on Form 10-K, experienced a cybersecurity threat or incident that materially affected its business strategy, results of operations or financial condition, there can be no guarantee that the Company will not experience such an incident in the future. For additional information regarding the risk the Company faces from cybersecurity threats, please see the risk factors titled "We use information technology in our operations and offer online banking services to our customers, and unauthorized access to our customers' confidential or proprietary information as a result of a cyber-attack or otherwise could expose us to reputational harm and litigation and adversely affect our ability to attract and retain customers" and "We depend on outside third parties for the processing and handling of our records and data, which exposes us to additional risk for cybersecurity breaches and regulatory action." included in Part I. Item 1A. – Risk Factors of this report.

Cybersecurity Governance

Cybersecurity is an important part of our enterprise risk management program and an area of increasing focus for our Board and management. Our Information Technology Steering Committee of the Board of Directors of the Bank, which then reports to the entire Board, is responsible for the oversight of risks from cybersecurity threats. At least quarterly, the Information Technology Steering Committee receives an overview from management of our cybersecurity threat risk management process and strategy covering topics such as data security posture, results from third-party assessments, progress towards pre-determined risk-mitigation-related goals, our incident response plan, and material cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. In such sessions, the Information Technology Steering Committee generally receives materials, including materials indicating current and emerging material cybersecurity threat risks and describing the Company's ability to mitigate those risks, and discusses such matters with our Chief Information Officer, Information Security Officer, and other staff as needed.

Members of the Information Technology Steering Committee, and other members of the Board, are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management process. Material cybersecurity threat risks are also considered during separate Board meeting discussions of important matters like enterprise risk management, operational budgeting, business continuity planning, mergers and acquisitions, brand management, and other relevant matters.

Our cybersecurity risk management process, which is discussed in greater detail above, is led by our Chief Information Officer, Information Security Officer, Chief Risk Officer, and other staff as needed. Such individuals have collectively over 90 years of prior work experience in various roles involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs and safeguarding corporate and customer information.

These members of management are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management process described above, including the operation of our incident response plan. As discussed above, these members of management report to the Information Technology Steering Committee about cybersecurity threat risks, among other cybersecurity related matters, at least quarterly. A summary report is provided to the full Board of Directors at least annually.

Item 2. Properties.

With the exception of its offices located in Knoxville and Powell, Tennessee, and Mobile, Alabama, which are leased, the Bank owns all of its offices, including its executive offices, without encumbrances. Bancshares does not separately own any property, and to the extent that its activities require the use of physical office facilities, such activities are conducted at the offices of the Bank. We believe that our properties are sufficient for our operations at the current time.

Item 3. Legal Proceedings.

We are party to certain ordinary course litigation, and we intend to vigorously defend ourselves in all such litigation. In the opinion of management, based on a review and consultation with our legal counsel, the outcome of such ordinary course litigation should not have a material adverse effect on our consolidated financial statements or results of operation.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Bancshares' common stock is listed on the Nasdaq Capital Market under the symbol "FUSB." Prior to our name change on October 11, 2016, our common stock was listed on the Nasdaq Capital Market under the symbol "USBI." As of March 3, 2025, there were approximately 616 record holders of Bancshares' common stock (excluding any participants in any clearing agency and "street name" holders).

Bancshares declared total dividends of $0.22 per common share and $0.20 per common share during the years ended December 31, 2024 and 2023, respectively. Bancshares expects to continue to pay comparable cash dividends in the future, subject to the results of operations of Bancshares and the Bank, legal and regulatory requirements and potential limitations imposed by financial covenants with third parties. See Note 14, "Shareholders' Equity," in the consolidated financial statements for additional information on dividend restrictions.

Share Repurchases

The following table sets forth purchases made by or on behalf of Bancshares or any "affiliated purchaser," as defined in Rule 10b-18(a)(3) of the Exchange Act, of shares of Bancshares' common stock during the fourth quarter of 2024.

	Issuer Purchases of Equity Securities			
Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs [2]	Maximum Number of Shares that May Yet Be Purchased Under the Programs [2]
October 1-31, 2024	595	$ 11.61	—	352,813
November 1-30, 2024	30,036	$ 12.32	30,000	922,813
December 1-31, 2024	10,060	$ 13.75	10,000	912,813
Total	40,691	$ 12.66	40,000	912,813

(1) 691 shares were purchased in open-market transactions by an independent trustee for Bancshares' 401(k) Plan during the fourth quarter of 2024.

(2) 40,000 shares were repurchased during the fourth quarter pursuant to Bancshares' publicly announced share repurchase program, which was initially approved by the Board of Directors on January 19, 2006 and authorized the repurchase of up to 642,785 shares of common stock. In November 2024, the Board of Directors authorized the Company to repurchase an additional 600,000 shares under the program and to extend the expiration date of the program to December 31, 2025. As of December 31, 2024, Bancshares was authorized to repurchase up to 912,813 shares of common stock under the share repurchase program.

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding securities authorized for issuance under our equity compensation plans is incorporated by reference to Item 12 of this Annual Report on Form 10-K.

Item 6. Reserved

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

You should read the following discussion of our financial condition and results of operations in conjunction with the "Selected Financial Data" and our financial statements and the related notes included elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2024. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those discussed under Item 1A "Risk Factors" and elsewhere in this Annual Report.

Selected Financial Data

The selected consolidated financial and other data of the Company set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the consolidated financial statements and related notes, appearing elsewhere herein.

	Year Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
	(Dollars in Thousands, except Per Share Amounts)				
Results of Operations:					
Interest income	$ 58,260	$ 52,806	$ 41,197	$ 39,921	$ 40,377
Interest expense	22,111	15,456	4,256	2,950	4,611
Net interest income	36,149	37,350	36,941	36,971	35,766
Provision for credit losses	622	319	3,308	2,010	2,945
Non-interest income	3,583	3,381	3,451	3,521	5,010
Non-interest expense	28,356	29,141	28,072	32,756	34,299
Income before income taxes	10,754	11,271	9,012	5,726	3,532
Provision for income taxes	2,584	2,786	2,148	1,275	825
Net income	$ 8,170	$ 8,485	$ 6,864	$ 4,451	$ 2,707
Per Share Data:					
Basic net income per share	$ 1.40	$ 1.42	$ 1.13	$ 0.70	$ 0.43
Diluted net income per share	$ 1.33	$ 1.33	$ 1.06	$ 0.66	$ 0.40
Dividends per share	$ 0.22	$ 0.20	$ 0.14	$ 0.12	$ 0.12
Common stock price - High	$ 14.30	$ 10.44	$ 12.00	$ 12.50	$ 12.00
Common stock price - Low	$ 8.66	$ 6.54	$ 6.46	$ 7.54	$ 5.18
Period end price per share	$ 12.59	$ 10.31	$ 8.68	$ 10.57	$ 9.02
Period end shares outstanding (in thousands)	5,696	5,735	5,812	6,172	6,177
Period-End Balance Sheet:					
Total assets	$1,101,086	$1,072,940	$ 994,667	$ 958,302	$ 890,511
Total loans	823,039	821,791	773,873	708,350	645,844
Allowance for credit losses on loans	10,184	10,507	9,422	8,320	7,470
Investment securities, net	168,570	136,669	132,657	134,319	91,422
Total deposits	972,557	950,191	870,025	838,126	782,212
Short-term borrowings	10,000	10,000	20,038	10,046	10,017
Long-term borrowings	10,872	10,799	10,726	10,653	—
Total shareholders' equity	98,624	90,593	85,135	90,064	86,678
Book value per share	17.31	15.80	14.65	14.59	14.03
Performance Ratios:					
Total loans to deposits	84.6%	86.5%	88.9%	84.5%	82.6%
Net interest margin	3.59%	3.87%	4.07%	4.23%	4.69%
Return on average assets	0.76%	0.82%	0.70%	0.47%	0.32%
Return on average equity	8.62%	9.88%	7.99%	5.01%	3.17%
Asset Quality:					
Allowance for credit losses as % of loans	1.24%	1.28%	1.22%	1.17%	1.16%
Nonperforming assets as % of loans and other real estate	0.66%	0.37%	0.30%	0.59%	0.62%
Nonperforming assets as % of total assets	0.50%	0.28%	0.24%	0.43%	0.45%
Net charge-offs as a % of average loans	0.14%	0.14%	0.30%	0.16%	0.21%
Capital Adequacy:					
Common equity tier 1 risk-based capital ratio	11.31%	10.88%	11.07%	11.36%	11.78%
Tier 1 risk-based capital ratio	11.31%	10.88%	11.07%	11.36%	11.78%
Total risk-based capital ratio	12.47%	12.11%	12.19%	12.44%	12.92%
Tier 1 leverage ratio	9.50%	9.36%	9.39%	9.17%	8.98%

DESCRIPTION OF THE BUSINESS

First US Bancshares, Inc., a Delaware corporation ("Bancshares" and, together with its subsidiary, the "Company"), is a bank holding company formed in 1983 registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Bancshares operates one wholly-owned banking subsidiary, First US Bank, an Alabama banking corporation (the "Bank"). Bancshares and the Bank are headquartered in Birmingham, Alabama. Previously, the Bank operated two additional wholly-owned subsidiaries, Acceptance Loan Company ("ALC") and FUSB Reinsurance, Inc., both of which were legally dissolved in 2023, and all remaining assets and liabilities of these entities were transferred to the Bank prior to December 31, 2023.

The Bank conducts a general commercial banking business and offers banking services such as demand, savings, individual retirement account and time deposits, personal and commercial loans, safe deposit box services and remote deposit capture. The Bank operates and serves its customers through 15 full-service banking offices located in Birmingham, Butler, Calera, Centreville, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama; Knoxville and Powell, Tennessee; and Rose Hill, Virginia; as well as loan production offices in Mobile, Alabama and the Chattanooga, Tennessee area. The Bank provides a wide range of commercial banking services to small- and medium-sized businesses, property managers, business executives, professionals and other individuals. The Bank also performs indirect lending through third-party retailers and currently conducts this lending in 17 states, including Alabama, Arkansas, Florida, Georgia, Indiana, Iowa, Kansas, Kentucky, Mississippi, Missouri, Nebraska, North Carolina, Oklahoma, South Carolina, Tennessee, Texas and Virginia. The Bank is the Company's only reportable operating segment upon which management makes decisions regarding how to allocate resources and assess performance.

The following discussion and financial information are presented to aid in an understanding of the Company's consolidated financial position, changes in financial position, results of operations and cash flows and should be read in conjunction with the consolidated financial statements and notes thereto included herein. The emphasis of the discussion is on the years 2024 and 2023. All yields and ratios presented and discussed herein are recorded and presented on the accrual basis and not on the tax-equivalent basis, unless otherwise indicated.

RECENT MARKET CONDITIONS

During the year ended December 31, 2024, the banking industry continued to be impacted by economic volatility and the higher interest rate environment that has persisted since 2022. The U.S. inflation rate, as measured by the consumer price index, generally slowed during the first three quarters of the year, but increased during the fourth quarter, ending at 2.9% in December. While the inflation rate remained elevated above the Federal Reserve Bank's ("FRB") longer run target of 2%, the earlier trend downward led the Open Market Committee of the FRB to reduce the federal funds rate by 50 basis points in September, followed by two additional 25-basis point decreases (one in November and one in December), bringing the target federal funds rate to a range of 4.25% to 4.50% as of December 31, 2024. This signaled a shift in focus by the FRB to managing employment levels more closely, while continuing to monitor inflation levels. The U.S. unemployment rate increased slightly during certain months of 2024, but trended downward to 4.1% in December. The U.S. economy, as measured by gross domestic product ("GDP"), expanded at an annualized pace of 2.8% in 2024, while fourth quarter 2024 GDP trended downward to 2.5% year-over-year.

As 2024 closed, U.S. treasury rates flattened with longer-term rates increasing, while shorter-term rates decreased. As of December 31, 2024, the treasury curve (as measured from the two-year to the 10-year treasury instrument) was no longer inverted. Competitive pressures related to both loan and deposit pricing remained elevated. In addition, geopolitical uncertainty, particularly in the Mid-east and Ukraine, continued, and political uncertainty with respect to the impact on markets and interest rates of the Trump presidential administration persisted. Expectations are for the economy to hold up well for the first half of 2025, with more risks of a potential slowdown in the back half of the year. Management continues to carefully navigate the Company's course through these challenges, and believes the Company is well positioned to respond effectively in multiple operating environments. However, additional inflationary pressure, significant changes in interest rates, and a fiercely competitive environment could put downward pressure on the Company's positioning and results of operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make subjective judgments associated with estimates. These estimates are necessary to comply with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general banking practices. The estimates include accounting for the allowance for credit losses, goodwill and other intangible assets, other real estate owned, valuation of deferred tax assets and fair value measurements.

Allowance for Credit Losses on Loans and Leases

The allowance for credit losses is a contra-asset valuation account that is deducted from the amortized cost basis of the loans to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off. The allowance for credit losses on loans and leases is adjusted through the provision for credit losses.

Management estimates the allowance by using relevant available information from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for estimation of expected credit losses. Adjustments to historical loss information are made for differences in loan-specific risk characteristics such as changes in economic and business conditions, underwriting standards, portfolio mix, and delinquency level. Considerations related to environmental conditions include reasonable and supportable current and forecasted data related to economic factors such as inflation, unemployment levels, and interest rates.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. When management determines that foreclosure is probable or when the borrower is experiencing financial difficulty as of the reporting date and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for estimated selling costs as appropriate.

Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company, or management has a reasonable expectation at the reporting date that a loan modification will be made to a borrower experiencing financial difficulty.

Allowance for Credit Losses on Unfunded Lending Commitments

Off-balance sheet credit exposures include unfunded lending commitments that represent unconditional commitments of the Company to lend to a borrower. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The following categories of off-balance sheet credit exposures have been identified: unfunded loan commitments, standby letters of credit, and financial guarantees (collectively, "unfunded lending commitments"). The allowance for credit losses on unfunded lending commitments is included in other liabilities on the Company's consolidated balance sheet and is adjusted through the provision for credit losses. The estimate may include consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded, as well as reasonable practical expedients or industry practices to assist in the evaluation of estimated funding amounts.

Allowance for Credit Losses on Investment Securities Held-to-Maturity

Expected credit losses on held-to-maturity debt securities are measured on a collective basis by major security type. Accrued interest receivable on held-to-maturity securities is excluded from the estimate of credit losses. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The allowance for credit losses on investment securities held-to-maturity is adjusted through the provision for credit losses.

Allowance for Credit Losses on Investment Securities Available-for-Sale

For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For debt securities available-for-sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes in the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded in the provision for credit losses. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest receivable on available-for-sale debt securities is excluded from the estimate of credit losses.

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is generally determined as the excess of cost over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is determined to have an indefinite useful life and is not amortized, but is tested for impairment at least annually or more frequently if events or circumstances exist that indicate that a goodwill impairment test should be performed. The Company performs its annual goodwill impairment test as of October 1. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. In testing goodwill for impairment, U.S. GAAP permits the Company to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In this qualitative assessment, the Company evaluates events and circumstances that may include, but are not limited to, the general economic environment, banking industry and market conditions, the overall financial performance of the Company, the performance of the Company's common stock, the key financial performance metrics of the Company's reporting units and events affecting the reporting units to determine if it is not more likely than not that the fair value of a reporting unit is less than its carrying amount. If the quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, the Company performs the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. A recognized impairment loss cannot be reversed in future periods even if the fair value of the reporting unit subsequently recovers. Goodwill impairment was neither indicated nor recorded during the years ended December 31, 2024 or 2023. In both years, the Company identified one reporting unit (the "Bank reporting unit") for goodwill impairment testing. As of October 1, 2024, the date of the Company's most recent impairment test, the Bank reporting unit had a fair value that was in excess of its carrying value. Variability in the market and changes in assumptions or subjective measurements used to estimate fair value are reasonably possible and may have a material impact on our consolidated financial statements or results of operations.

Other intangible assets consist of core deposit intangible assets arising from acquisitions. Core deposit intangible assets have definite useful lives and are amortized on an accelerated basis over their estimated useful lives. The Company's core deposit intangibles have estimated useful lives of seven years. Intangible assets are evaluated for impairment whenever events or circumstances exist that indicate that the carrying amount should be reevaluated. As of December 31, 2024, there was no indication of impairment associated with the Company's other intangible assets.

Other Real Estate Owned

Other real estate owned ("OREO") consists of properties obtained through foreclosure or in satisfaction of loans, as well as closed Bank and ALC branches. It is reported at the net realizable value of the property, less estimated costs to sell. Estimates of fair value are generally based on third-party appraisals of the property and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes discounted based on management's knowledge of the property and/or changes in market conditions from the date of the most recent appraisal. Such discounts are typically unobservable inputs for determining fair value.

Deferred Tax Asset Valuation

Income tax expense and current and deferred tax assets and liabilities reflect management's best estimate of current and future taxes to be paid. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, which will result in taxable or deductible amounts in the future. Deferred tax assets may also arise from the carryforward of operating loss or tax credit carryforwards as allowed by applicable federal or state tax jurisdictions. In addition, there may be transactions and calculations for which the ultimate tax outcomes are uncertain and the Company's tax returns are subject to audit by various tax authorities. Although we believe that estimates related to income taxes are reasonable, no assurance can be given that the final tax outcome will not be materially different than that which is reflected in the consolidated financial statements. In evaluating the ability to recover deferred tax assets in the tax jurisdictions from which they arise, management considers all available positive and negative evidence, including the Company's historical earnings and, in particular, the results of recent operations, expected reversals of temporary differences, the ability to utilize tax planning strategies and the expiration dates of any operating loss and tax credit carryforwards. A valuation allowance is recognized for a deferred tax asset if, based on the weight of all available evidence, it is more likely than not that some portion of or the entire deferred tax asset will not be realized. The assumptions about the amount of future taxable income require the use of significant judgment and are consistent with the plans and estimates that management uses in the underlying business. At this time, management considers it to be more likely than not that the Company will have sufficient taxable income in the future to allow all deferred tax assets to be realized. Accordingly, a valuation allowance was not established for deferred tax assets as of either December 31, 2024 or 2023.

Fair Value Measurements

Portions of the Company's assets and liabilities are carried at fair value, with changes in fair value recorded either in earnings or accumulated other comprehensive income (loss). These assets and liabilities include securities available-for-sale, impaired loans and derivative instruments. Additionally, other real estate and certain other assets acquired in foreclosure are reported at the lower of the recorded investment or fair value of the property, less estimated cost to sell. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. While management uses judgment when determining the price at which willing market participants would transact when there has been a significant decrease in the volume or level of activity for the asset or liability in relation to "normal" market activity, management's objective is to determine the point within the range of fair value estimates that is most representative of a sale to a third party under current market conditions. The value to the Company if the asset or liability were held to maturity is not included in the fair value estimates.

A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Fair value is measured based on a variety of inputs that the Company utilizes. Fair value may be based on quoted market prices for identical assets or liabilities traded in active markets (Level 1 valuations). If market prices are not available, the Company may use quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market (Level 2 valuations). Where observable market data is not available, the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but that are observable based on Company-specific data (Level 3 valuations). These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. The valuation of financial instruments when quoted market prices are not available (Levels 2 and 3) may require significant management judgment to assess assumptions and observable inputs. Detailed information regarding fair value measurements can be found in Note 19, "Fair Value of Financial Instruments," in the consolidated financial statements contained herein.

Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurable uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Policies related to the right of use asset and lease liability, revenue recognition, and long-lived assets require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. See Note 2, "Summary of Significant Accounting Policies," in the consolidated financial statements, which discusses accounting policies that we have selected from acceptable alternatives.

EXECUTIVE OVERVIEW

For the year ended December 31, 2024, the Company earned net income of $8.2 million, or $1.33 per diluted common share, compared to net income of $8.5 million, or $1.33 per diluted common share, for the year ended December 31, 2023. Summarized condensed consolidated statements of operations are included below for the years ended December 31, 2024 and 2023, respectively.

	Year Ended December 31,	
	2024	2023
	(Dollars in Thousands)	
Interest income	$ 58,260	$ 52,806
Interest expense	22,111	15,456
Net interest income	36,149	37,350
Provision for credit losses	622	319
Net interest income after provision for credit losses	35,527	37,031
Non-interest income	3,583	3,381
Non-interest expense	28,356	29,141
Income before income taxes	10,754	11,271
Provision for income taxes	2,584	2,786
Net income	$ 8,170	$ 8,485
Basic net income per share	$ 1.40	$ 1.42
Diluted net income per share	$ 1.33	$ 1.33
Dividends per share	$ 0.22	$ 0.20

The discussion that follows summarizes the most significant activity that impacted changes in the Company's operations during 2024 as compared to 2023, as well as significant changes in the Company's balance sheet comparing December 31, 2024 to December 31, 2023.

Net Interest Income and Margin

Net interest income decreased by $1.2 million, or 3.2%, comparing the year ended December 31, 2024 to the year ended December 31, 2023. The decrease was primarily attributable to increased interest expense during 2024, as average rates on interest bearing liabilities increased at a faster pace than average yields on interest earning assets. Net interest margin totaled 3.59% in 2024, compared to 3.87% in 2023. The decrease in net interest margin, comparing 2024 to 2023, was driven by an increase in total funding costs of 63 basis points, partially offset by an increase in yield on interest earning assets of 31 basis points. The rate-based decrease in net interest income was partially offset by increased volume in interest earning assets. Average loans during the year ended December 31, 2024 increased to $818.5 million, compared to $795.4 million during the year ended December 31, 2023.

Provision for Credit Losses

The provision for credit losses was $0.6 million for the year ended December 31, 2024, compared to $0.3 million during the year ended December 31, 2023. The increase resulted primarily from loan growth during the year, as well as an increase in the allowance for credit losses ("ACL") on individually evaluated loans. The Company's net charge-offs as a percentage of average loans totaled 0.14% during both the years ended December 31, 2024 and 2023. As of December 31, 2024, the Company's allowance for credit losses on loans as a percentage of total loans was 1.24%, compared to 1.28% as of December 31, 2023.

Non-interest Income

Non-interest income totaled $3.6 million and $3.4 million for the years ended December 31, 2024 and 2023, respectively. The increase in non-interest income resulted primarily from increases in lease income, bank owned life insurance, and other miscellaneous revenue sources comparing 2024 to 2023.

Non-interest Expense

Non-interest expense decreased to $28.4 million for the year ended December 31, 2024, compared to $29.1 million for the year ended December 31, 2023. The expense reduction resulted primarily from decreases in salaries and benefits and other expense categories. Salaries and benefits expense decreased during 2024 primarily due to lower staff levels resulting from strategic initiatives implemented by the Company in prior years. In addition, other expenses were lower during 2024 compared to 2023, primarily due to the recovery of check fraud losses and reduced collection expenses. The reductions in non-interest expense during the year ended December 31, 2024 were partially offset by increased occupancy and equipment expenses, and other real estate/foreclosure expenses.

Total Assets

As of December 31, 2024, the Company's assets totaled $1,101.1 million, compared to $1,072.9 million as of December 31, 2023, an increase of 2.6%.

Loans

Total loans increased by $1.2 million, or 0.2%, as of December 31, 2024, compared to December 31, 2023. Loan volume increases during 2024 were driven primarily by growth in multi-family and non-farm, non-residential portfolios, partially offset by decreases in construction, commercial and industrial, 1-4 family residential and consumer categories.

Asset Quality

Nonperforming assets, including loans in non-accrual status and OREO, totaled $5.5 million as of December 31, 2024, compared to $3.0 million as of December 31, 2023. The increase in nonperforming assets during 2024 resulted primarily from one loan that was foreclosed and moved into OREO and another loan that moved into non-accrual status during 2024. As a percentage of total assets, nonperforming assets totaled 0.50% as of December 31, 2024, compared to 0.28% as of December 31, 2023.

Deposit Growth

Deposits totaled $972.6 million as of December 31, 2024, compared to $950.2 million as of December 31, 2023. The growth in 2024 included an increase of $20.0 million in interest-bearing deposits and an increase in certificates of deposit of $16.9 million, partially offset by a decrease of $8.9 million in money market and savings deposits. The deposit growth in 2024 was partially offset by a decrease of $10.3 million in wholesale brokered deposits. As of December 31, 2024, core deposits, which exclude time deposits of $250 thousand or more and all brokered deposits, totaled $837.7 million, or 86.1% of total deposits, compared to $819.5 million, or 86.2% of total deposits, as of December 31, 2023.

Deployment of Funds

As of December 31, 2024, the Company held cash, federal funds sold and securities purchased under reverse repurchase agreements totaling $52.9 million, or 4.8% of total assets, compared to $59.8 million, or 5.6% of total assets, as of December 31, 2023. Investment securities, including both the available-for-sale and held-to-maturity portfolios, totaled $168.6 million as of December 31, 2024, compared to $136.7 million as of December 31, 2023. During the year ended December 31, 2024, the Company invested $58.0 million in taxable U.S. agency-sponsored bonds, resulting in improved yields in the investment portfolio. As of December 31, 2024, the expected average life of securities in the investment portfolio was 3.6 years, compared to 3.9 years as of December 31, 2023.

Shareholders' Equity

As of December 31, 2024, shareholders' equity totaled $98.6 million, or 8.96% of total assets, compared to $90.6 million, or 8.44% of total assets, as of December 31, 2023. The increase in shareholders' equity during the year ended December 31, 2024 resulted primarily from earnings, net of dividends paid, which was partially offset by repurchases of shares of the Company's common stock. In addition, shareholders' equity was positively impacted during 2024 by reductions in the Company's accumulated other comprehensive loss resulting from changes in market interest rates, as well as the maturity of lower yielding investment securities.

Cash Dividends

The Company declared cash dividends totaling $0.22 per share on its common stock during 2024, compared to cash dividends totaling $0.20 per share on its common stock during 2023.

Share Repurchases

During 2024, the Company completed share repurchases totaling 146,500 shares of its common stock at a weighted average price of $11.22 per share. The repurchases were completed under the Company's previously announced share repurchase program, which was expanded in 2024 to authorize the purchase of 600,000 additional shares. As of December 31, 2024, a total of 912,813 shares remained available for repurchase under the program.

Regulatory Capital

During 2024, the Bank continued to maintain capital ratios at higher levels than required to be considered a "well-capitalized" institution under applicable banking regulations. As of December 31, 2024, the Bank's common equity Tier 1 capital and Tier 1 risk-based capital ratios were each 11.31%. Its total capital ratio was 12.47%, and its Tier 1 leverage ratio was 9.50%.

Liquidity

As of December 31, 2024, the Company continued to maintain excess funding capacity sufficient to provide adequate liquidity for loan growth, capital expenditures and ongoing operations. The Company benefits from a strong core deposit base, a liquid investment securities portfolio and access to funding from a variety of sources, including federal funds lines, FHLB advances, brokered deposits, funding capacity with the FRB, and brokered deposits.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is calculated as the difference between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. The Company's earning assets consist of loans, taxable and tax-exempt investments, Federal Home Loan Bank stock, federal funds sold by the Bank and interest-bearing deposits in banks. Interest-bearing liabilities consist of interest-bearing demand deposits and savings and time deposits, as well as borrowings.

The following table shows the average balances of each principal category of assets, liabilities and shareholders' equity for the years ended December 31, 2024 and 2023. Additionally, the table provides an analysis of interest revenue or expense associated with each category, along with the accompanying yield or rate percentage. Net interest margin is calculated for each period presented as net interest income divided by average total interest-earning assets.

| | Year Ended December 31, | | | | | |
| | 2024 | | | 2023 | | |
	Average Balance	Interest	Annualized Yield/ Rate %	Average Balance	Interest	Annualized Yield/ Rate %
			(Dollars in Thousands)			
ASSETS						
Interest-earning assets:						
Total loans [1]	$ 818,524	$ 51,469	6.29%	$ 795,446	$ 47,749	6.00%
Taxable investment securities	144,503	4,387	3.04%	127,653	2,858	2.24%
Tax-exempt investment securities	1,020	13	1.27%	1,042	13	1.25%
Federal Home Loan Bank stock	891	69	7.74%	1,264	93	7.36%
Federal funds sold	6,930	366	5.28%	1,841	95	5.16%
Interest-bearing deposits in banks	36,399	1,956	5.37%	38,111	1,998	5.24%
Total interest-earning assets	1,008,267	58,260	5.78%	965,357	52,806	5.47%
Noninterest-earning assets	65,931			63,765		
Total	$ 1,074,198			$ 1,029,122		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Demand deposits	$ 205,581	$ 1,779	0.87%	$ 212,010	$ 777	0.37%
Savings deposits	251,772	6,856	2.72%	229,238	5,007	2.18%
Time deposits	346,541	12,914	3.73%	305,848	8,566	2.80%
Total interest-bearing deposits	803,894	21,549	2.68%	747,096	14,350	1.92%
Noninterest-bearing demand deposits	152,252	—	—	160,598	—	—
Total deposits	956,146	21,549	2.25%	907,694	14,350	1.58%
Borrowings	13,404	562	4.19%	26,252	1,106	4.21%
Total funding costs	969,550	22,111	2.28%	933,946	15,456	1.65%
Other noninterest-bearing liabilities	9,898			9,302		
Shareholders' equity	94,750			85,874		
Total	$ 1,074,198			$ 1,029,122		
Net interest income [2]		$ 36,149			$ 37,350	
Net interest margin			3.59%			3.87%

(1) For the purpose of these computations, non-accruing loans are included in the average loan amounts outstanding. Non-accruing loans averaged $3.1 million and $1.7 million for the years ended December 31, 2024 and 2023, respectively.

(2) Loan fees are included in the interest amounts presented. Loan fees totaled $0.7 million and $0.6 million for the years ended December 31, 2024 and December 31, 2023, respectively.

The following table summarizes the impact of variances in volume and rate of interest-earning assets and interest-bearing liabilities on components of net interest income.

	2024 Compared to 2023 Increase (Decrease) Due to Change In:			2023 Compared to 2022 Increase (Decrease) Due to Change In:		
	Volume	Average Rate	Net	Volume	Average Rate	Net
			(Dollars in Thousands)			
Interest earned on:						
Total loans	$ 1,385	$ 2,335	$ 3,720	$ 3,715	$ 6,019	$ 9,734
Taxable investment securities	377	1,152	1,529	(254)	480	226
Tax-exempt investment securities	—	0	—	(20)	(3)	(23)
Federal Home Loan Bank stock	(27)	3	(24)	1	39	40
Federal funds sold	263	8	271	47	26	73
Interest-bearing deposits in banks	(90)	48	(42)	(3)	1,562	1,559
Total interest-earning assets	1,908	3,546	5,454	3,486	8,123	11,609
Interest expense on:						
Demand deposits	(24)	1,026	1,002	(88)	227	139
Savings deposits	492	1,357	1,849	119	3,684	3,803
Time deposits	1,140	3,208	4,348	676	6,350	7,026
Borrowings	(541)	(3)	(544)	(110)	342	232
Total interest-bearing liabilities	1,067	5,588	6,655	597	10,603	11,200
Increase (decrease) in net interest income	$ 841	$ (2,042)	$ (1,201)	$ 2,889	$ (2,480)	$ 409

Note: Changes attributable to the combined effect of volume and interest rates have been allocated proportionately to the changes due to volume and the changes due to interest rates.

Interest income increased by $5.5 million, comparing 2024 to 2023. Of the increase, $3.5 million was attributable to higher average yields on interest-earning assets, while $1.9 million was attributable to growth in average loan volume comparing the two periods. The increase in average yield was attributable to elevated market interest rates that began in 2022 and remained throughout most of 2024 before the FRB began reducing the federal funds rate in September 2024. The increase in interest income associated with loan volume increases was attributable to higher average loan and investment balances in 2024 compared to 2023.

The increase in interest income was offset by an increase in interest expense of $6.7 million, comparing 2024 to 2023. Of the increase, $5.6 million was attributable to the rise in market interest rates, while $1.1 million was attributable to growth in interest-bearing liabilities, primarily interest-bearing demand deposits and time deposits. The shift to interest-bearing deposits is consistent with deposit holders seeking to maximize interest earnings on their accounts amid the elevated interest rate environment.

The elevated market interest rate environment has had, and continues to have, a significant impact on the Company and the banking industry in general. The decrease in net interest income and margin during 2024 compared to 2023 was primarily driven by the accelerated repricing of interest-bearing liabilities through the first three quarters of 2024. From September 2024 through December 2024, the federal funds rate was reduced by 100 basis points and the cost of interest-bearing liabilities decreased; however, similar reductions occurred on certain market interest rates that are used to price the Company's variable rate loans. Amid these interest rate reductions, the Company's interest earning assets repriced downward more quickly than its interest-bearing liabilities during the fourth quarter of 2024. Competition for both loans and deposits remains intense and is expected to continue to put pressure on net interest margin. Should market interest rates continue to increase or decrease at significant levels, the Company's net interest income could be negatively impacted.

Provision for Credit Losses

The provision for credit losses was $0.6 million for the year ended December 31, 2024, compared to $0.3 million for the year ended December 31, 2023. The increase in the provision for credit losses in 2024 compared to 2023 resulted primarily from an increase in the allowance for credit losses ("ACL") on individually evaluated loans and adjustments in economic forecasts that impact the calculation of the ACL on loans and leases. Net charge-offs on loans totaled $1.1 million, or 0.14% of average loans, for both 2024 and 2023. As of December 31, 2024, the Company's allowance for credit losses was 1.24% of total loans, compared to 1.28% as of December 31, 2023.

Non-Interest Income

Non-interest income represents fees and income derived from sources other than interest-earning assets. The following table presents the major components of non-interest income for the periods indicated:

	Year Ended December 31,			
	2024	2023	$ Change	% Change
	(Dollars in Thousands)			
Service charges and other fees on deposit accounts	$ 1,232	$ 1,197	$ 35	2.9%
Bank-owned life insurance	538	471	67	14.2%
Gain on sales of premises and equipment and other assets	—	17	(17)	(100.0)%
Lease income	1,033	949	84	8.9%
ATM fee income	381	415	(34)	(8.2)%
Other income	399	332	67	20.2%
Total non-interest income	$ 3,583	$ 3,381	$ 202	6.0%

The Company's non-interest income increased by $0.2 million comparing 2024 to 2023, due primarily to increases in lease income, bank-owned life insurance, and other miscellaneous revenue sources. The majority of the Company's sources of non-interest income are relatively stable and are not expected to change significantly in the near term.

Non-Interest Expense

Non-interest expense represents expenses incurred from sources other than interest-bearing liabilities. The following table presents the major components of non-interest expense for the periods indicated:

	Year Ended December 31,			
	2024	2023	$ Change	% Change
	(Dollars in Thousands)			
Salaries and employee benefits	$ 15,460	$ 16,076	$ (616)	(3.8)%
Net occupancy and equipment	3,761	3,479	282	8.1%
Computer services	1,687	1,756	(69)	(3.9)%
Insurance expense and assessments	1,510	1,583	(73)	(4.6)%
Fees for professional services	1,184	1,105	79	7.1%
Postage, stationery and supplies	560	620	(60)	(9.7)%
Telephone/data communication	779	722	57	7.9%
Collection and recoveries	169	292	(123)	(42.1)%
Directors fees	380	471	(91)	(19.3)%
Software amortization	356	412	(56)	(13.6)%
Other real estate/foreclosure expense, net	230	68	162	238.2%
Other expense	2,280	2,557	(277)	(10.8)%
Total non-interest expense	$ 28,356	$ 29,141	$ (785)	(2.7)%

The Company's non-interest expense decreased by $0.8 million comparing 2024 to 2023. The expense reduction comparing 2024 to 2023 resulted primarily from decreases in salaries and benefits, collections, and other expense categories. Salaries and benefits expense decreased during 2024 due, in part, to lower staff levels resulting from strategic initiatives implemented by the Company in prior years. In addition, other expenses were lower during 2024 compared to 2023, primarily due to the recovery of check fraud losses. The reductions in non-interest expense during the year ended December 31, 2024 were partially offset by increased occupancy and equipment expenses, as well as other real estate/foreclosure expense.

Provision for Income Taxes

The provision for income taxes was $2.6 million and $2.8 million for the years ended December 31, 2024 and 2023, respectively. The Company's effective tax rate was 24.0% and 24.7%, respectively, for the same periods.

The effective tax rate is impacted by recurring items, such as changes in tax-exempt interest income earned from bank-qualified municipal bonds and loans and the cash surrender value of bank-owned life insurance. Management makes decisions about whether to invest in tax-exempt instruments on a case-by-case basis after considering a number of factors, including investment return, credit quality and the consistency of such investments with the Company's overall strategy. The Company's effective tax rate is expected to fluctuate commensurate with the level of these investments as compared to total pre-tax income.

BALANCE SHEET ANALYSIS

Investment Securities

The investment securities portfolio is used by management to provide liquidity, to generate interest income and for use as collateral for public deposits and wholesale funding. Risk and return can be adjusted by altering the duration, composition and/or balance of the portfolio. The expected average life of securities in the investment portfolio was 3.6 years and 3.9 years as of December 31, 2024 and 2023, respectively.

Available-for-sale securities are recorded at estimated fair value, with unrealized gains or losses recognized, net of taxes, in accumulated other comprehensive loss, a separate component of shareholders' equity. As of December 31, 2024, available-for-sale securities totaled $167.9 million, or 99.6% of the total investment portfolio, compared to $135.6 million, or 99.2% of the total investment portfolio, as of December 31, 2023. Available-for-sale securities consisted of residential and commercial mortgage-backed securities, U.S. Treasury securities, corporate notes, obligations of U.S. government-sponsored agencies, and obligations of state and political subdivisions.

Held-to-maturity securities are recorded at amortized cost and represent securities that the Company both intends and has the ability to hold to maturity. As of December 31, 2024, held-to-maturity securities totaled $0.7 million, or 0.4% of the total investment portfolio, compared to $1.1 million, or 0.8% of the total investment portfolio, as of December 31, 2023. Held-to-maturity securities consisted of commercial mortgage-backed securities, obligations of U.S. government-sponsored agencies and obligations of states and political subdivisions.

Net unrealized losses in the available-for-sale portfolio totaled $6.7 million as of December 31, 2024, compared to $9.3 million as of December 31, 2023. Net unrealized losses within the available-for-sale portfolio were recognized, net of tax, in accumulated other comprehensive loss.

As of December 31, 2024, the Company evaluated both the available-for-sale and held-to-maturity portfolios for credit losses and concluded that no credit losses were included in either portfolio and that the unrealized losses in both portfolios resulted from the prevailing interest rate environment.

During the year ended December 31, 2024, the Company purchased $58.0 million in taxable U.S. agency-sponsored securities that are included in the available-for-sale portfolio. The purchased securities offset $28.5 million in proceeds received by the Company associated with maturities and prepayments in the portfolio. In the higher interest rate environment, the securities purchased have served to increase the Company's yield on taxable investment securities. For the year ended December 31, 2024, the yield on taxable investment securities totaled 3.04%, compared to 2.24% for the year ended December 31, 2023.

Investment Securities Maturity Schedule

The following tables summarize the carrying values and weighted average yield of the available-for-sale and held-to-maturity securities portfolios as of December 31, 2024, according to contractual maturity. Available-for-sale securities are stated at fair value. Held-to-maturity securities are stated at amortized cost. The calculations of the weighted average yields for each maturity category are based upon yield weighted by the respective costs of the securities.

	Available-for-Sale Stated Maturity as of December 31, 2024							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in Thousands)							
Investment securities available-for-sale:								
Mortgage-backed securities:								
Residential	$ 1	4.41%	$ 3,034	2.20%	$ 31,880	2.56%	$ 50,367	5.14%
Commercial	5	1.72%	1,925	1.75%	2,022	0.59%	7,968	5.87%
Obligations of U.S. government-sponsored agencies	—	—	—	—	6,956	2.77%	3,878	5.44%
Obligations of states and political subdivisions	248	0.88%	291	1.11%	1,010	1.09%	—	—
Corporate notes	—	—	2,058	7.54%	13,886	3.20%	—	—
U.S. Treasury securities	23,628	1.34%	18,731	1.06%	—	0.00%	—	—
Total	$ 23,882	1.34%	$ 26,039	1.71%	$ 55,754	2.81%	$ 62,213	5.14%
Total securities with stated maturity							$167,888	3.27%

	Held-to-Maturity Stated Maturity as of December 31, 2024							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in Thousands)							
Investment securities held-to-maturity:								
Mortgage-backed securities:								
Residential	$ —	—	$ —	0.00%	$ —	—	$ —	—
Commercial	—	—	150	2.76%	7	1.58%	107	1.90%
Obligations of U.S. government-sponsored agencies	—	—	115	2.44%	269	2.20%	—	—
Obligations of states and political subdivisions	—	—	—	0.00%	34	3.05%	—	0.00%
Total	$ —	—	$ 265	2.63%	$ 310	2.28%	$ 107	1.90%
Total securities with stated maturity							$ 682	2.35%

Condensed Investment Portfolio Maturity Schedule

Maturity Summary as of December 31, 2024	Dollar Amount	Portfolio Percentage
	(Dollars in Thousands)	
Maturing in three months or less	$ 3,978	2.36%
Maturing after three months to one year	19,904	11.81%
Maturing after one year to three years	17,612	10.45%
Maturing after three years to five years	8,692	5.16%
Maturing after five years to fifteen years	60,746	36.03%
Maturing in more than fifteen years	57,638	34.19%
Total	$ 168,570	100.00%

Loans and Leases

The Company's total loan portfolio increased by $1.2 million, or 0.2%, as of December 31, 2024, compared to December 31, 2023. The table below summarizes loan balances by portfolio category at the end of each of the most recent five years as of December 31, 2024:

	Year Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
	(Dollars in Thousands)				
Real estate loans:					
Construction, land development and other land loans	$ 65,537	$ 88,140	$ 53,914	$ 67,393	$ 37,377
Secured by 1-4 family residential properties	69,999	76,200	87,995	72,670	88,936
Secured by multi-family residential properties	101,057	62,397	67,852	46,021	54,421
Secured by non-farm, non-residential properties	227,751	213,586	200,156	198,000	184,622
Commercial and industrial loans	44,238	60,515	73,546	73,865	81,562
Consumer loans:					
Direct consumer	4,774	5,938	9,851	20,090	27,229
Branch retail	5,558	8,670	13,992	24,380	30,176
Indirect	304,125	306,345	266,567	205,931	141,521
Total loans	$ 823,039	$ 821,791	$ 773,873	$ 708,350	$ 645,844
Allowance for credit losses	10,184	10,507	9,422	8,320	7,470
Net loans	$ 812,855	$ 811,284	$ 764,451	$ 700,030	$ 638,374

As of December 31, 2024 and December 31, 2023, the composition of the non-farm, non-residential loan portfolio was as follows:

	December 31, 2024			December 31, 2023		
	Owner Occupied	**Non-Owner Occupied**	**Total**	**Owner Occupied**	**Non-Owner Occupied**	**Total**
	(Dollars in Thousands)					
Office	$ 10,093	$ 36,811	$ 46,904	$ 14,686	$ 30,693	$ 45,379
Hospitality	—	—	—	501	5,346	5,847
Industrial	5,696	45,477	51,173	12,480	35,265	47,745
Nursing homes	17,961	—	17,961	—	—	—
Retail services	15,031	—	15,031	16,016	—	16,016
Retail single credit tenant	—	41,357	41,357	—	43,113	43,113
Retail with anchor	3,075	13,628	16,703	376	11,953	12,329
Retail without anchor	—	—	—	3,166	8,010	11,176
Storage	780	14,835	15,615	831	15,254	16,085
Other	11,989	11,018	23,007	10,552	5,344	15,896
Total loans	$ 64,625	$ 163,126	$ 227,751	$ 58,608	$ 154,978	$ 213,586

As of December 31, 2024 and December 31, 2023, the composition of the construction, land development, and other land loans loan portfolio was as follows:

	December 31, 2024			December 31, 2023		
	Owner Occupied	Non-Owner Occupied	Total	Owner Occupied	Non-Owner Occupied	Total
	(Dollars in Thousands)					
Apartments	$ —	$ 61,118	$ 61,118	$ —	$ 66,789	$ 66,789
Senior housing	—	—	—	8,362	—	8,362
Medical office	—	—	—	—	6,584	6,584
Farmland	3,057	—	3,057	3,174	—	3,174
Residential	—	—	—	1,152	—	1,152
Retail without anchor	—	—	—	763	—	763
Other	440	922	1,362	725	591	1,316
Total loans	$ 3,497	$ 62,040	$ 65,537	$ 14,176	$ 73,964	$ 88,140

The following table classifies the Company's fixed and variable rate loans as of December 31, 2024 according to contractual maturities of: (1) one year or less, (2) after one year through five years, (3) after five years through fifteen years, and (4) after fifteen years:

	December 31, 2024				
	One Year or Less	After One Year Through Five Years	After Five Years Through Fifteen Years	After Fifteen Years	Total
	(Dollars in Thousands)				
Total loans:					
Real estate loans:					
Construction, land development and other land loans	$ 12,561	$ 52,832	$ 144	$ —	$ 65,537
Secured by 1-4 family residential properties	1,201	14,107	23,659	31,032	69,999
Secured by multi-family residential properties	36,406	54,526	8,188	1,937	101,057
Secured by non-farm, non-residential properties	37,095	112,124	78,532	—	227,751
Commercial and industrial loans	15,540	22,768	5,930	—	44,238
Consumer loans:					
Direct consumer	1,547	3,179	48	—	4,774
Branch retail	221	2,701	2,636	—	5,558
Indirect	206	13,848	290,071	—	304,125
Total loans	$ 104,777	$ 276,085	$ 409,208	$ 32,969	$ 823,039
Loans with fixed interest rates:					
Real estate loans:					
Construction, land development and other land loans	$ 563	$ 2,721	$ 144	$ —	$ 3,428
Secured by 1-4 family residential properties	1,093	6,348	5,438	14,283	27,162
Secured by multi-family residential properties	32	35,545	363	167	36,107
Secured by non-farm, non-residential properties	19,772	53,722	61,996	—	135,490
Commercial and industrial loans	6,273	16,473	5,930	—	28,676
Consumer loans:					
Direct consumer	1,535	3,179	48	—	4,762
Branch retail	221	2,701	2,636	—	5,558
Indirect	206	13,848	290,071	—	304,125
Total loans with fixed interest rates	$ 29,695	$ 134,537	$ 366,626	$ 14,450	$ 545,308
Loans with variable interest rates:					
Real estate loans:					
Construction, land development and other land loans	$ 11,998	$ 50,111	$ —	$ —	$ 62,109
Secured by 1-4 family residential properties	108	7,759	18,221	16,749	42,837
Secured by multi-family residential properties	36,374	18,981	7,825	1,770	64,950
Secured by non-farm, non-residential properties	17,323	58,402	16,536	—	92,261
Commercial and industrial loans	9,267	6,295	—	—	15,562
Consumer loans:					
Direct consumer	12	—	—	—	12
Branch retail	—	—	—	—	—
Indirect	—	—	—	—	—
Total loans with variable interest rates	$ 75,082	$ 141,548	$ 42,582	$ 18,519	$ 277,731

Allowance for Credit Losses on Loans and Leases

The table below summarizes changes in the allowance for credit losses on loans and leases for each of the most recent five years as of December 31, 2024. For years ended December 31, 2022 and prior, information presented is as determined in accordance with ASC 310, *Receivables*, prior to the adoption of ASC 326, *Financial Instruments - Credit losses*:

	Year Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
	(Dollars in Thousands)				
Balance at beginning of period	$ 10,507	$ 9,422	$ 8,320	$ 7,470	$ 5,762
Impact of adopting ASC 326 accounting guidance	—	2,123	—	—	—
Charge-offs:					
Real estate loans:					
Construction, land development and other loan loans	—	—	—	(23)	—
Secured by 1-4 family residential properties	(2)	(97)	(40)	(12)	(61)
Secured by multi-family residential properties	—	—	—	—	—
Secured by non-farm, non-residential properties	(248)	—	—	—	—
Commercial and industrial loans	(121)	—	—	(6)	—
Consumer loans:					
Direct consumer	(62)	(571)	(1,958)	(1,230)	(1,621)
Branch retail	(63)	(445)	(633)	(377)	(374)
Indirect	(1,318)	(932)	(382)	(483)	(152)
Total charge-offs	(1,814)	(2,045)	(3,013)	(2,131)	(2,208)
Recoveries					
Construction, land development and other loan loans	20	—	2	22	—
Secured by 1-4 family residential properties	56	54	39	14	22
Secured by multi-family residential properties	—	—	—	—	—
Secured by non-farm, non-residential properties	—	—	5	5	14
Commercial and industrial loans	2	—	—	21	10
Consumer loans:					
Direct consumer	300	619	565	626	725
Branch retail	148	243	151	215	186
Indirect	150	49	45	68	14
Total recoveries	676	965	807	971	971
Net charge-offs	(1,138)	(1,080)	(2,206)	(1,160)	(1,237)
Provision for credit losses	815	42	3,308	2,010	2,945
Ending balance	$ 10,184	$ 10,507	$ 9,422	$ 8,320	$ 7,470
Ending balance as a percentage of loans	1.24%	1.28%	1.22%	1.17%	1.16%
Net charge-offs as a percentage of average loans	0.14%	0.14%	0.30%	0.16%	0.21%

Allowance for Credit Losses on Unfunded Lending Commitments

Unfunded lending commitments are off-balance sheet arrangements that represent unconditional commitments of the Company to lend to a borrower that are unfunded as of the balance sheet date. These may include unfunded loan commitments, standby letters of credit, and financial guarantees. ASC 326 guidance requires that an estimate of expected credit loss be measured on commitments in which an entity is exposed to credit risk via a present contractual obligation to extend credit unless the obligation is unconditionally cancellable by the issuer. For the Company, unconditional lending commitments generally include unfunded term loan agreements, home equity lines of credit, lines of credit, and demand deposit account overdraft protection. As of December 31, 2024 and 2023, the Company's allowance for credit losses on unfunded commitments, which is recorded in other liabilities in the Company's consolidated balance sheets, totaled $0.4 million and $0.6 million, respectively. No allowance for credit losses on unfunded commitments was recorded by the Company in the years prior to 2023.

Allocation of Allowance for Credit Losses on Loans and Leases

While no portion of the allowance is in any way restricted to any individual loan or group of loans and the entire allowance is available to absorb losses from any and all loans, the following table shows an allocation of the allowance for credit losses as of December 31, 2024 and 2023.

	2024			2023		
	Allowance Allocation	Allowance as Percentage of Total Loans	Net Charge-offs as a Percentage of Average Loans	Allocation Allowance	Allowance as Percentage of Total Loans	Net Charge-offs as a Percentage of Average Loans
	(Dollars in Thousands)					
Real estate loans:						
Construction, land development and other land loans	$ 352	0.54%	-0.03%	$ 565	0.64%	—
Secured by 1-4 family residential properties	406	0.58%	-0.07%	591	0.78%	0.05%
Secured by multi-family residential properties	546	0.54%	—	415	0.66%	—
Secured by non-farm, non-residential properties	1,428	0.63%	0.11%	1,425	0.67%	—
Commercial and industrial loans	1,531	3.46%	0.22%	513	0.85%	—
Consumer loans:						
Direct consumer	49	1.03%	-4.09%	64	1.06%	-0.06%
Branch retail	70	1.26%	-1.08%	436	5.03%	1.82%
Indirect	5,802	1.91%	0.39%	6,498	2.12%	0.31%
Total	$ 10,184	1.24%	0.14%	$ 10,507	1.28%	0.14%

Nonperforming Assets

Nonperforming assets at the end of the five most recent years as of December 31, 2024 were as follows:

	Year Ended December 31,				
	2024	2023	2022	2021	2020
	(Dollars in Thousands)				
Non-accrual loans	$ 3,949	$ 2,400	$ 1,651	$ 2,008	$ 3,086
Other real estate owned	1,509	602	686	2,149	949
Total	$ 5,458	$ 3,002	$ 2,337	$ 4,157	$ 4,035
Nonperforming assets as a percentage of total loans and other real estate	0.66%	0.37%	0.30%	0.59%	0.62%
Nonperforming assets as a percentage of total assets	0.50%	0.28%	0.24%	0.43%	0.45%
Non-accrual loans as a percentage of total loans	0.48%	0.29%	0.21%	0.28%	0.48%
ACL as a percentage of non-accrual loans	257.89%	437.79%	570.68%	414.34%	242.06%

The increase in nonperforming assets during 2024 resulted primarily from one loan that was foreclosed and moved into OREO and another loan that moved into non-accrual status during the year.

Summarized below is information concerning income on those loans with deferred interest or principal payments resulting from deterioration in the financial condition of the borrower.

	December 31,	
	2024	2023
	(Dollars in Thousands)	
Total loans accounted for on a non-accrual basis	$ 3,949	$ 2,400
Interest income that would have been recorded under original terms	120	107
Interest income reported and recorded during the year	471	50

Deposits

Deposits totaled $972.6 million as of December 31, 2024, compared to $950.2 million as of December 31, 2023. The growth in 2024 included an increase of $20.0 million in interest-bearing deposits and an increase in certificates of deposit of $16.9 million, partially offset by a decrease of $8.9 million in money market and savings deposits. The shift to interest-bearing deposits is consistent with deposit holders seeking to maximize interest earnings on their accounts amid the elevated interest rate environment. The deposit growth in 2024 was also partially offset by a decrease of $10.3 million in wholesale brokered deposits. As of December 31, 2024, core deposits, which exclude time deposits of $250 thousand or more and all brokered deposits, totaled $837.7 million, or 86.1% of total deposits, compared to $819.5 million, or 86.2% of total deposits, as of December 31, 2023.

Core deposits have historically been the Company's primary source of funding and have enabled the Company to successfully meet both short-term and long-term liquidity needs. Management anticipates that core deposits will continue to be the Company's primary source of funding in the future. Management will continue to monitor core deposit levels closely to help ensure an adequate level of funding for the Company's activities. However, various economic and competitive factors could affect this funding source in the future, including increased competition from other financial institutions in deposit gathering, national and local economic conditions, and interest rate policies adopted by the FRB and other central banks.

Average Daily Amount of Deposits and Rates

The average daily amount of deposits and rates paid on such deposits are summarized for the periods indicated in the following table:

	2024		2023	
	Average Amount	Rate	Average Amount	Rate
	(Dollars in Thousands)			
Non-interest-bearing demand deposit accounts	$ 152,252	—	$ 160,598	—
Interest-bearing demand deposit accounts	205,581	0.87%	212,010	0.37%
Savings deposits	251,772	2.72%	229,238	2.18%
Time deposits	346,541	3.73%	305,848	2.80%
Total deposits	$ 956,146	2.25%	$ 907,694	1.58%
Total interest-bearing deposits	$ 803,894	2.68%	$ 747,096	1.92%

Maturities of time deposits of greater than $250 thousand, as well as brokered deposits, outstanding as of December 31, 2024 and 2023 are summarized in the following table:

Maturities	December 31,	
	2024	2023
	(Dollars in Thousands)	
Three months or less	$ 43,397	$ 12,167
Over three through six months	23,865	26,032
Over six through twelve months	43,362	24,258
Over twelve months	24,267	68,213
Total	$ 134,891	$ 130,670

Maturities of time certificates of deposit of greater than $100 thousand and less than $250 thousand outstanding as of December 31, 2024 and 2023 are summarized as follows:

Maturities	December 31,	
	2024	2023
	(Dollars in Thousands)	
Three months or less	$ 37,606	$ 7,521
Over three through six months	22,148	9,257
Over six through twelve months	25,912	32,323
Over twelve months	9,708	46,788
Total	$ 95,374	$ 95,889

Other Interest-Bearing Liabilities

Other interest-bearing liabilities consist of federal funds purchased, securities sold under agreements to repurchase, FHLB advances and subordinated debt that are used by the Company as alternative sources of funds. As of both December 31, 2024 and 2023, these liabilities represented 2.5% of interest-bearing liabilities. The table below summarizes short- and long-term liabilities and related interest rate data as of and for the years ended December 31, 2024 and 2023.

	Short-Term Borrowings (Maturity Less Than One Year)		Long-Term Borrowings (Maturity One Year or Greater)	
	(Dollars in Thousands)			
Other interest-bearing liabilities outstanding at year-end:				
2024	$	10,000	$	10,872
2023	$	10,000	$	10,799
Weighted average interest rate at year-end:				
2024		4.57%		4.20%
2023		5.46%		4.20%
Maximum amount outstanding at any month end:				
2024	$	15,000	$	10,872
2023	$	35,048	$	10,799
Average amount outstanding during the year:				
2024	$	2,568	$	10,836
2023	$	15,438	$	10,766
Weighted average interest rate during the year:				
2024		4.05%		4.20%
2023		5.12%		4.20%

Shareholders' Equity

As of December 31, 2024, shareholders' equity totaled $98.6 million, or 9.0% of total assets, compared to $90.6 million, or 8.4% of total assets, as of December 31, 2023. The increase in shareholders' equity during the year ended December 31, 2024 resulted primarily from earnings, net of dividends paid, partially offset by repurchases of shares of the Company's common stock. In addition, shareholders' equity was positively impacted during 2024 by reductions in the Company's accumulated other comprehensive loss resulting from changes in market interest rates, as well as the maturity of lower yielding investment securities.

During the year ended December 31, 2024 the Company completed repurchases of 146,500 shares of its common stock at a weighted average price of $11.22 per share, or $1.6 million in aggregate. The repurchased shares were allocated to treasury stock under the Company's previously announced share repurchase program, which was expanded in 2024 to authorize the purchase of 600,000 additional shares. Share repurchases under the program may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate, subject to applicable regulatory requirements. The repurchase program does not obligate the Company to acquire any particular number of shares and may be suspended at any time at the Company's discretion. As of December 31, 2024, 912,813 shares remained available for repurchase under the program.

During the year ended December 31, 2024, the Company declared dividends totaling $0.22 per common share, or approximately $1.3 million in aggregate amount, compared to $0.20 per common share, or approximately $1.2 million in aggregate amount, during the year ended December 31, 2023. Bancshares' Board of Directors evaluates dividend payments based on the Company's level of earnings and the desire to maintain a strong capital base, as well as regulatory requirements relating to the payment of dividends.

Liquidity and Capital Resources

The asset portion of the balance sheet provides liquidity primarily from the following sources: (1) excess cash and interest-bearing deposits in banks, (2) federal funds sold, (3) principal payments and maturities of loans and (4) principal payments and maturities from the investment portfolio. Loans maturing or repricing in one year or less amounted to $279.0 million as of December 31, 2024 and $241.2 million as of December 31, 2023. Investment securities forecasted to mature or reprice in one year or less were estimated to be $29.6 million and $12.9 million of the investment portfolio as of December 31, 2024 and 2023, respectively.

Although some securities in the investment portfolio have legal final maturities exceeding 10 years, a substantial percentage of the portfolio provides monthly principal and interest payments and consists of securities that are readily marketable and easily convertible into cash on short notice. The investment securities portfolio had an estimated average life of 3.6 years and 3.9 years as of December 31, 2024 and 2023, respectively. However, management does not rely solely upon the investment portfolio to generate cash flows to fund loans, capital expenditures, dividends, debt repayment and other cash requirements. These activities are also funded by cash flows from loan payments, as well as increases in deposits and short-term borrowings.

The liability portion of the balance sheet provides liquidity through interest-bearing and non-interest-bearing deposit accounts, which represent the Company's primary sources of funds. In addition, federal funds purchased, FHLB advances, securities sold under agreements to repurchase and short-term and long-term borrowings are additional sources of available liquidity. Liquidity management involves the continual monitoring of the sources and uses of funds to maintain an acceptable cash position. Long-term liquidity management focuses on considerations related to the total balance sheet structure. The Bank manages the pricing of its deposits to maintain a desired deposit balance.

The Company had $10.0 million in outstanding short-term borrowings under FHLB advances as of both December 31, 2024 and 2023. On October 1, 2021, the Company completed a private placement of $11.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes that will mature on October 1, 2031. Net of unamortized debt issuance costs, the subordinated notes were recorded as long-term borrowings totaling $10.9 million and $10.8 million as of December 31, 2024 and 2023, respectively.

The Company had up to $319.9 million and $279.4 million in remaining unused credit from the FHLB (subject to available collateral) as of December 31, 2024 and 2023, respectively. In addition, the Company had $48.0 million in unused established federal funds lines as of both December 31, 2024 and 2023.

The Company also has access to the FRB's discount window. The discount window allows borrowing on pledged collateral that includes eligible investment securities and loans. In response to heightened liquidity concerns in the banking industry, during 2023 management undertook measures designed to enhance the Company's liquidity position. These procedures included holding higher levels of on-balance sheet cash, as well as enhancing the availability of off-balance sheet borrowing capacity. As part of these efforts, during the third quarter of 2023, the Company completed the establishment of additional borrowing capacity through the FRB's discount window, primarily via the pledging of the majority of the Company's indirect loan portfolio as collateral. Including the pledging of these loans, along with selected securities, the Company had $165.1 million and $161.7 million in borrowing capacity as of December 31, 2024 and December 31, 2023, respectively.

The table below provides information on the Company's on-balance sheet liquidity, as well as readily available off-balance sheet sources of liquidity as of both December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
	(Dollars in Thousands)	
	(Unaudited)	(Unaudited)
Liquidity from cash and federal funds sold:		
Cash and cash equivalents	$ 47,216	$ 50,279
Federal funds sold	5,727	9,475
Liquidity from cash and federal funds sold	52,943	59,754
Liquidity from pledgable investment securities:		
Investment securities available-for sale, at fair value	167,888	135,565
Investment securities held-to-maturity, at amortized cost	682	1,104
Less: securities pledged	(72,110)	(41,375)
Less: estimated collateral value discounts	(10,164)	(11,129)
Liquidity from pledgable investment securities	86,296	84,165
Liquidity from unused lendable collateral (loans) at FHLB	45,388	21,696
Liquidity from unused lendable collateral (loans and securities) at FRB	165,061	161,729
Unsecured lines of credit with banks	48,000	48,000
Total readily available liquidity	$ 397,688	$ 375,344

The table above calculates readily available liquidity by combining cash and cash equivalents, federal funds sold, securities purchased under reverse repurchase agreements and unencumbered investment security values on the Company's consolidated balance sheet with off-balance sheet liquidity that is readily available through unused collateral pledged to the FHLB and FRB, as well as unsecured lines of credit with other banks. Liquidity from pledgable investment securities and total readily available liquidity are measures that have not been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") used by management and regulators to analyze the Company's liquidity position. Management believes that these non-GAAP measures are beneficial to the reader as they enhance the overall understanding of the Company's liquidity position and can be used as a supplement to GAAP-based measures of liquidity, but they should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP.

Pledgable investment securities are considered by management as a readily available source of liquidity since the Company has the ability to pledge the securities with the FHLB or FRB to obtain immediate funding. Both available-for-sale and held-for-maturity securities may be pledged at fair value with the FHLB and through the FRB discount window. The amounts shown as liquidity from pledgable investment securities represent total investment securities as recorded on the consolidated balance sheet, less reductions for securities already pledged and discounts expected to be taken by the lender to determine collateral value.

The unused lendable collateral value at the FHLB presented in the table above represents only the amount immediately available to the Company from loans already pledged by the Company to the FHLB as of each consolidated balance sheet date presented. As of December 31, 2024 and December 31, 2023, the Company's total remaining credit availability with the FHLB was $319.9 million and $279.4 million, respectively, subject to the pledging of additional collateral which may include eligible investment securities and loans. In addition, the Company has access to additional sources of liquidity that generally could be obtained over a period of time, including access to unsecured brokered deposits through the wholesale funding markets. Management believes the Company's on-balance sheet and other readily available liquidity provide strong indicators of the Company's ability to fund obligations in a stressed liquidity environment.

Excluding wholesale brokered deposits, as of December 31, 2024, the Company had approximately 29 thousand deposit accounts with an average balance of approximately $31.0 thousand per account. Estimated uninsured deposits (calculated as deposit amounts per deposit holder in excess of $250 thousand, the maximum amount of federal deposit insurance, and excluding deposits secured by pledged assets) totaled $216.8 million, or 22.2% of total deposits, as of December 31, 2024. As of December 31, 2023, estimated uninsured deposits totaled $200.3 million, or 21.1% of total deposits.

Management believes that the Company has adequate sources of liquidity to cover its contractual obligations and commitments over the next twelve months.

Regulatory Capital

The Bank is subject to the revised capital requirements as described in the section captioned "Supervision and Regulation – Capital Adequacy" included in Part I, Item I of this report. Under these requirements, the Bank is subject to minimum risk-based capital and leverage capital requirements, which are administered by the federal banking regulatory agencies. These capital requirements, as defined by federal regulations, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can result in mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements of Bancshares and the Bank, and could impact Bancshares' ability to pay dividends. As of both December 31, 2024 and 2023, the Bank exceeded all applicable minimum capital standards, and met applicable regulatory guidelines to be considered well-capitalized. No significant conditions or events have occurred since December 31, 2024 that management believes would affect the Bank's classification as well-capitalized for regulatory purposes.

Refer to the section captioned "Regulatory Capital" included in Note 14, "Shareholders' Equity," in the Notes to the consolidated financial statements for an illustration of the Bank's actual regulatory capital amounts and ratios under regulatory capital standards in effect as of December 31, 2024 and December 31, 2023. Additionally, refer to the section captioned "Dividend Restrictions" included in Note 14 for a discussion regarding restrictions that could materially influence the Bank's, and therefore Bancshares', ability to pay dividends.

Asset/Liability Management

Market risk reflects the potential risk of loss arising from adverse changes in interest rates and market prices. The Company has risk management policies and procedures in place to monitor and limit exposure to market risk. The Company's primary market risk is interest rate risk created by core banking activities. Interest rate risk is the potential variability of the Company's income that results from changes in various market interest rates. The Bank's Asset/Liability Committee routinely reassesses the Company's strategies to manage interest rate risk in accordance with policies established by the Company's Board of Directors. A key objective of the asset/liability management program is to quantify, monitor and manage interest rate risk and to assist management in maintaining stability in net interest margin under varying interest rate environments.

As part of interest rate risk management, the Company may use derivative financial instruments in accordance with policies established by the Board of Directors. Derivative financial instruments may include the use of interest rate swaps or option products such as caps and floors. As of December 31, 2024, the Company held the following derivative financial instruments:

- Three forward interest rate swap contracts designated as fair value hedges that were intended to mitigate risk associated with rising interest rates by converting a portfolio of fixed rate loans to a variable rate

- Two forward starting interest rate swap contracts designated as cash flow hedges with the objective of protecting the Company against variability in expected future cash flows attributed to changes in the SOFR interest rate on the designated notional amount of interest-bearing liabilities.

- Two interest rate floor contracts not designated as hedging instruments that were intended to mitigate the Company's risk of loss associated with downward shifts in the SOFR

- Three credit risk participation agreements with lead participant banks with which the Company shares participation loans. For participating in the agreements, the Company received one-time fees which were included in other liabilities. These derivatives are not eligible for hedge accounting treatment.

As of December 31, 2023, the Company held the following derivative financial instruments:

- Three forward interest rate swap contracts designated as fair value hedges that were intended to mitigate risk associated with rising interest rates by converting a portfolio of fixed rate loans to a variable rate.

The value of all derivative financial instruments totaled a net asset position of $0.6 million as of December 31, 2024, while the value of all derivative financial instruments totaled a net liability position of $0.1 million as of December 31, 2023.

In 2022 and 2023, the Company terminated certain interest rate swap contracts that had previously been in place, recording deferred gains totaling $0.3 million and $2.1 million in 2022 and 2023, respectively. The deferred gains are being accreted to net interest income over the remaining life of the original terms of each swap. Remaining deferred gains associated with terminated swaps totaled $0.3 million and $1.2 million as of December 31, 2024 and 2023, respectively

On a net basis, derivative financial instruments (including gains recognized on terminated instruments) increased the Company's income before income taxes by $1.5 million during both years ended December 31, 2024 and 2023. See Note 16, "Derivative Financial Instruments," in the consolidated financial statements for additional information related to these derivative instruments.

Contractual Obligations

The Company has contractual obligations to make future payments under debt and lease agreements. Long-term debt and operating lease obligations are reflected on the consolidated balance sheets. The Company has not entered into any unconditional purchase obligations or other long-term obligations, other than as included below. These types of obligations are further discussed in Note 9, "Borrowings," and Note 15, "Leases," in the Notes to consolidated financial statements.

Many of the Bank's lending relationships, including those with commercial and consumer customers, contain both funded and unfunded elements. The unfunded component of these commitments is not recorded in the consolidated balance sheets. These commitments are further discussed in Note 18, "Guarantees, Commitments and Contingencies," in the consolidated financial statements.

The following table summarizes the Company's contractual obligations as of December 31, 2024:

		Payment Due by Period			
Contractual Obligations	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
		(Dollars in Thousands)			
Time deposits	$ 335,085	$ 264,805	$ 59,396	$ 10,642	$ 242
Commitments to extend credit	120,703	120,703	—	—	—
Subordinated notes [1]	11,770	385	385	—	11,000
FHLB advances	10,000	10,000	—	—	—
Operating leases	2,337	412	727	452	746
Standby letters of credit	896	896	—	—	—
Total	$ 480,791	$ 397,201	$ 60,508	$ 11,094	$ 11,988

(1) Contractual obligations for the subordinated notes include the contractual fixed interest payments during the first five years of the note, as well as the final principal payment at the end of the 10-year term of the note. The note is callable by the Company after the first five years. If not called, the interest rate becomes variable. Since interest payments under a variable rate cannot be forecasted with certainty, contractual interest during the variable period is not included in the table above.

Off-Balance Sheet Obligations

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its consolidated financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than as described in Note 15 "Leases," Note 16 "Derivative Financial Instruments" and Note 18 "Guarantees, Commitments and Contingencies" in the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market/Interest Rate Risk Management

The primary purpose of managing interest rate risk is to invest capital effectively and preserve the value created by our core banking business. This is accomplished through the development and implementation of lending, funding, pricing and hedging strategies designed to maximize net interest income performance under varying interest rate environments, subject to liquidity and interest rate risk guidelines. Effective interest rate sensitivity management ensures that both assets and liabilities respond to changes in interest rates within an acceptable timeframe, thereby minimizing the effect of such interest rate movements on short- and long-term net interest margin and net interest income.

Financial simulation models are the primary tools used by the Company's Asset/Liability Committee to measure interest rate exposure. Using a wide range of scenarios, management is provided with extensive information on the potential impact on net interest income caused by changes in interest rates. In these simulations, assumptions are made about the direction and volatility of interest rates, the slope of the yield curve and the changing composition of the Company's balance sheet resulting from both strategic plans and customer behavior. Simulation models also incorporate management's assumptions regarding such factors as loan and deposit growth, pricing, prepayment speeds and spreads between interest rates paid on deposits and charged on loans.

Assessing Short-Term Interest Rate Risk – Net Interest Margin Simulation

On a quarterly basis, management simulates how changes in short- and long-term interest rates will impact future profitability, as reflected by changes in the Bank's net interest margin and net interest income. The tables below depict how, as of December 31, 2024, pre-tax net interest margin and net interest income are forecasted to change over timeframes of one year and two years under the six listed interest rate scenarios. The interest rate scenarios contemplate immediate and parallel shifts in short- and long-term interest rates.

Average Change in Net Interest Margin from Level Interest Rate Forecast (basis points, pre-tax):

	1 Year	2 Years
+1%	10	11
+2%	19	20
+3%	27	28
-1%	(15)	(16)
-2%	(31)	(36)
-3%	(49)	(59)

Cumulative Change in Net Interest Income from Level Interest Rate Forecast (dollars in thousands, pre-tax):

	1 Year	2 Years
+1%	$ 1,109	$ 2,339
+2%	2,150	4,484
+3%	3,003	6,241
-1%	(1,647)	(3,529)
-2%	(3,481)	(8,069)
-3%	(5,386)	(12,969)

Item 8. Financial Statements and Supplementary Data.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment and those criteria, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2024.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our internal control over financial reporting is not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us, as a non-accelerated filer, to provide only management's report on internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of First US Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First US Bancshares, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for credit losses effective January 1, 2023 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans and Leases

As described in Notes 2 and 4 to the financial statements, the Company's allowance for credit losses on loans and leases ("allowance") was $10.2 million on loans and leases of $823.0 million as of December 31, 2024. As described in Note 2, the Company adopted ASC Topic 326, *Financial Instruments – Credit Losses*, effective January 1, 2023. The Company's method of estimating the allowance includes the use of historic loss rates that are adjusted for reasonable and supportable forecasts, as well as other qualitative adjustments.

The Company measures the allowance on a pool basis when the loans and leases share similar risk characteristics. Loans and leases that do not share risk characteristics are evaluated on an individual basis. Historical loss rates are analyzed for and applied to their respective loan and lease pools over the expected remaining life of the pooled loans and leases. Historical loss rates are adjusted for significant qualitative factors that, in management's judgment, reflect current conditions on loss recognition. Forecast factors are developed based on information obtained from external sources, as well as consideration of other internal information, and are included in the allowance method for a reasonable and supportable forecast period.

We have determined that the allowance is a critical audit matter. Auditing the allowance involved significant judgment and complex review in evaluating management's estimates, such as the segmentation of loan and lease pools, the remaining life of loans and leases in a pool, economic conditions, and environmental and forecast factors. The use of different assumptions in developing and applying these estimates could result in a materially different amount for the allowance.

The primary procedures we performed to address this critical audit matter included substantively testing management's process, which included:

- Obtained an understanding and evaluated the appropriateness of the design and operation of the Company's process for establishing the allowance, including the implementation of the expected credit loss method and the qualitative factor adjustments of the allowance.

- Evaluated the classifications of loans and leases by pools, the estimated life of each pool, and the accuracy of historical loss data used in the allowance calculation.

- Evaluated the reasonableness of management's assumptions and judgments related to estimating the qualitative and economic forecast adjustments to the historical loss rates, including assessing the basis for the adjustments.

- Tested the completeness and accuracy of data inputs and verified the mathematical accuracy of the allowance calculation, including the application of the qualitative factor adjustments.

Carr, Riggs & Ingram, L.L.C.

Carr, Riggs & Ingram, LLC

We have served as the Company's auditor since 2008.

Atlanta, Georgia
March 14, 2025

FIRST US BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

		December 31, 2024		December 31, 2023
ASSETS				
Cash and due from banks	$	10,633	$	12,987
Interest-bearing deposits in banks		36,583		37,292
Total cash and cash equivalents		47,216		50,279
Federal funds sold and securities purchased under reverse repurchase agreements		5,727		9,475
Investment securities available-for-sale, at fair value (amortized cost $174,597 and $144,893; net of allowance for credit losses of $- and $-)		167,888		135,565
Investment securities held-to-maturity, at amortized cost, net of allowance for credit losses of $- and $-, (fair value 2024 - $642, 2023 - $1,041)		682		1,104
Federal Home Loan Bank stock, at cost		1,256		1,201
Loans and leases held for investment		823,039		821,791
Less allowance for credit losses on loans and leases		10,184		10,507
Net loans and leases held for investment		812,855		811,284
Premises and equipment, net of accumulated depreciation		24,803		24,398
Cash surrender value of bank-owned life insurance		17,056		16,702
Accrued interest receivable		3,588		3,976
Goodwill and core deposit intangible, net		7,484		7,606
Other real estate owned		1,509		602
Other assets		11,022		10,748
Total assets	$	1,101,086	$	1,072,940
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits:				
Non-interest-bearing	$	155,945	$	153,591
Interest-bearing		816,612		796,600
Total deposits		972,557		950,191
Accrued interest expense		1,751		2,030
Other liabilities		7,282		9,327
Short-term borrowings		10,000		10,000
Long-term borrowings		10,872		10,799
Total liabilities		1,002,462		982,347
Shareholders' equity:				
Common stock, par value $0.01 per share, 10,000,000 shares authorized; 7,840,348 and 7,738,201 shares issued, respectively; 5,696,171 and 5,735,075 shares outstanding, respectively		78		75
Additional paid-in capital		15,540		14,972
Accumulated other comprehensive loss, net of tax		(4,344)		(6,431)
Retained earnings		116,865		109,959
Less treasury stock: 2,144,177 and 2,003,126 shares at cost, respectively		(29,515)		(27,982)
Total shareholders' equity		98,624		90,593
Total liabilities and shareholders' equity	$	1,101,086	$	1,072,940

The accompanying notes are an integral part of these consolidated statements.

FIRST US BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

		Year Ended December 31,		
		2024		**2023**
Interest income:				
Interest and fees on loans	$	51,469	$	47,749
Interest on investment securities		4,400		2,871
Interest on deposits in banks		1,956		1,998
Other		435		188
Total interest income		58,260		52,806
Interest expense:				
Interest on deposits		21,549		14,350
Interest on borrowings		562		1,106
Total interest expense		22,111		15,456
Net interest income		36,149		37,350
Provision for credit losses		622		319
Net interest income after provision for credit losses		35,527		37,031
Non-interest income:				
Service and other charges on deposit accounts		1,232		1,197
Lease income		1,033		949
Other income, net		1,318		1,235
Total non-interest income		3,583		3,381
Non-interest expense:				
Salaries and employee benefits		15,460		16,076
Net occupancy and equipment		3,761		3,479
Computer services		1,687		1,756
Insurance expense and assessments		1,510		1,583
Fees for professional services		1,184		1,105
Other expense		4,754		5,142
Total non-interest expense		28,356		29,141
Income before income taxes		10,754		11,271
Provision for income taxes		2,584		2,786
Net income	$	8,170	$	8,485
Basic net income per share	$	1.40	$	1.42
Diluted net income per share	$	1.33	$	1.33
Dividends per share	$	0.22	$	0.20

The accompanying notes are an integral part of these consolidated statements.

FIRST US BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in Thousands)

	Year Ended December 31,			
		2024		2023
Net income	$	8,170	$	8,485
Other comprehensive income:				
Unrealized holding gains on securities available-for-sale arising during the year, net of tax expense of $656 and $438, respectively		1,963		1,322
Unrealized holding gains (losses) on effective cash flow hedge derivatives arising during the year, net of tax (expense) benefit of $(151) and $18, respectively		458		(50)
Reclassification adjustments on cash flow hedge derivatives realized in net income, net of tax benefit of $112 and $154, respectively		(334)		(462)
Other comprehensive income		2,087		810
Total comprehensive income	$	10,257	$	9,295

The accompanying notes are an integral part of these consolidated statements.

FIRST US BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In Thousands, Except Share and Per Share Data)

	Common Stock Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
Balance, December 31, 2022	5,812,258	$ 75	$ 14,510	$ (7,241)	$ 104,460	$ (26,669)	$ 85,135
Impact of adopting current expected credit loss accounting model, net of tax	—	—	—	—	(1,811)	—	(1,811)
Net income	—	—	—	—	8,485	—	8,485
Net change in fair value of securities available-for-sale, net of tax	—	—	—	1,322	—	—	1,322
Net change in fair value of derivative instruments, net of tax	—	—	—	(512)	—	—	(512)
Dividends declared: $.20 per share	—	—	—	—	(1,175)	—	(1,175)
Impact of stock-based compensation plans, net	50,935	—	596	—	—	(25)	571
Reissuance of treasury stock as compensation	9,382	—	(134)	—	—	134	—
Impact of common stock share repurchases	(137,500)	—	—	—	—	(1,422)	(1,422)
Balance, December 31, 2023	5,735,075	$ 75	$ 14,972	$ (6,431)	$ 109,959	$ (27,982)	$ 90,593
Net income	—	—	—	—	8,170	—	8,170
Net change in fair value of securities available-for-sale, net of tax	—	—	—	1,963	—	—	1,963
Net change in fair value of derivative instruments, net of tax	—	—	—	124	—	—	124
Dividends declared: $.22 per share	—	—	—	—	(1,264)	—	(1,264)
Impact of stock-based compensation plans, net	96,303	3	726	—	—	(48)	681
Reissuance of treasury stock as compensation	11,293	—	(158)	—	—	158	—
Impact of common stock share repurchases	(146,500)	—	—	—	—	(1,643)	(1,643)
Balance, December 31, 2024	5,696,171	$ 78	$ 15,540	$ (4,344)	$ 116,865	$ (29,515)	$ 98,624

The accompanying notes are an integral part of these consolidated statements.

FIRST US BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Year Ended December 31,	
	2024	**2023**
Cash flows from operating activities:		
Net income	$ 8,170	$ 8,485
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	1,590	1,581
Provision for credit losses	622	319
Deferred income tax expense	583	133
Proceeds from settlement of derivative contracts	—	2,166
Reclassification of unrealized gains on terminated derivative contracts	(864)	(1,160)
Stock-based compensation expense	617	596
Net (accretion) amortization of securities	(281)	28
Amortization of intangible assets	122	195
Net loss on premises and equipment and other real estate	151	621
Changes in assets and liabilities:		
Increase in cash surrender value of bank owned life insurance	(354)	(303)
Decrease (increase) in accrued interest receivable	388	(965)
Increase in other assets	(995)	(905)
(Decrease) increase in accrued interest expense	(279)	1,423
(Decrease) increase in other liabilities	(1,709)	853
Net cash provided by operating activities	7,761	13,067
Cash flows from investing activities:		
Net decrease (increase) in federal funds sold and securities purchased under reverse repurchase agreements	3,748	(7,707)
Purchases of investment securities, available-for-sale	(57,957)	(14,891)
Proceeds from maturities and prepayments of investment securities, available-for-sale	28,535	11,856
Proceeds from maturities and prepayments of investment securities, held-to-maturity	421	755
Net (increase) decrease in Federal Home Loan Bank stock	(55)	158
Net increase in loans	(3,808)	(49,650)
Proceeds from the sale of premises and equipment and other real estate	869	497
Purchases of premises and equipment	(2,100)	(1,464)
Net cash used in investing activities	(30,347)	(60,446)
Cash flows from financing activities:		
Net increase in customer deposits	22,366	80,166
Net decrease in short-term borrowings	—	(10,038)
Net share-based compensation transactions	64	(25)
Repurchases of common stock	(1,643)	(1,422)
Dividends paid	(1,264)	(1,175)
Net cash provided by financing activities	19,523	67,506
Net (decrease) increase in cash and cash equivalents	(3,063)	20,127
Cash and cash equivalents, beginning of period	50,279	30,152
Cash and cash equivalents, end of period	$ 47,216	$ 50,279

The accompanying notes are an integral part of these consolidated statements.

FIRST US BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

1. DESCRIPTION OF BUSINESS

First US Bancshares, Inc., a Delaware corporation ("Bancshares" and, together with its subsidiary, the "Company"), is a bank holding company formed in 1983 registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Bancshares operates one wholly owned banking subsidiary, First US Bank, an Alabama banking corporation (the "Bank"). Bancshares and the Bank are headquartered in Birmingham, Alabama. Previously, the Bank operated two additional wholly owned subsidiaries, Acceptance Loan Company ("ALC") and FUSB Reinsurance, Inc., both of which were legally dissolved in 2023, and all remaining assets and liabilities of these entities were transferred to the Bank prior to December 31, 2023.

The Bank conducts a general commercial banking business and offers banking services such as demand, savings, individual retirement account and time deposits, personal and commercial loans, safe deposit box services and remote deposit capture. The Bank operates and serves its customers through 15 full-service banking offices located in Birmingham, Butler, Calera, Centreville, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama; Knoxville and Powell, Tennessee; and Rose Hill, Virginia; as well as loan production offices in Mobile, Alabama and the Chattanooga, Tennessee area. The Bank provides a wide range of commercial banking services to small- and medium-sized businesses, property managers, business executives, professionals and other individuals. The Bank also performs indirect lending through third-party retailers and currently conducts this lending in 17 states, including Alabama, Arkansas, Florida, Georgia, Indiana, Iowa, Kansas, Kentucky, Mississippi, Missouri, Nebraska, North Carolina, Oklahoma, South Carolina, Tennessee, Texas and Virginia. The Bank is the Company's only reportable operating segment upon which management makes decisions regarding how to allocate resources and assess performance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Bancshares and the Bank (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated. The Company consolidates an entity if the Company has a controlling financial interest in the entity.

Use of Estimates

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America ("U.S. GAAP") and with general practices within the financial services industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated balance sheets, and revenues and expenses for the period included in the consolidated statements of operations and of cash flows. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant changes in the near term relate to the accounting for the allowance for credit losses, the right-of-use asset and lease liability, the value of other real estate owned ("OREO") and certain collateral-dependent loans, consideration related to goodwill impairment testing and deferred tax asset valuation. In connection with the determination of the allowance for credit losses and OREO, management generally obtains independent appraisals for significant properties, evaluates the overall portfolio characteristics and delinquencies and monitors economic conditions.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, instruments with an original maturity of less than 90 days from issuance and amounts due from banks.

Supplemental disclosures of cash flow information and non-cash transactions related to cash flows for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
	(Dollars in Thousands)	
Cash paid during the year for:		
Interest	$ 22,390	$ 14,033
Income taxes	2,797	2,375
Non-cash transactions:		
Assets acquired in settlement of loans	1,701	1,178
Reissuance of treasury stock as compensation	158	134

Revenue Recognition

The Company records revenue when control of the promised products or services is transferred to the customer in an amount that reflects the consideration that the Company expects to be entitled to receive in exchange for those products and services.

Interest Income

The majority of the Company's revenue is generated through interest earned on financial instruments, including loans and investment securities. This revenue is recognized on an accrual basis and calculated through the use of non-discretionary formulas based on written contracts including loan agreements or securities contracts. Loan origination fees are accreted into interest income over the term of the loan.

Service Charges on Deposit Accounts

Service charges on deposit accounts include non-sufficient fund fees, overdraft fees and other service charges. When a depositor presents an item for payment in excess of available funds, non-sufficient funds fees are earned when an item is returned unpaid, and overdraft fees are earned when the Company provides the necessary funds to complete the transaction. The Company generates other service charges by providing depositors with proper safeguard and remittance of funds, as well as by providing optional services such as check imaging or treasury management. Charges for proper safeguard and remittance of funds are recognized monthly as the deposit customer maintains funds in the account, while revenue for optional services are recognized when the customer completes the transaction.

Gains or Losses on the Sale of Investment Securities

Gains or losses on the sale of investment securities are recognized as the sale transaction occurs with the cost of securities sold based on the specific identification method.

Lease Income

The Bank leases certain office facilities to third parties and classifies the leases as operating leases. Lease income is recognized on a monthly basis based on the contractual terms of the lease agreement.

Bank-owned Life Insurance

Bank-owned life insurance income represents income earned from the appreciation of the cash surrender value of insurance contracts held and the proceeds of insurance benefits. The Company recognizes revenue each period in the amount of the appreciation of the cash surrender value of the contracts. Revenue recognized from the proceeds of insurance benefits is recognized at the time the claim is confirmed.

ATM Fee Income

Fee income is generated by allowing the Bank's debit cardholders to withdraw funds from the ATM's of other financial institutions and by allowing non-customers to withdraw funds from the Bank's ATMs. The Bank satisfies performance obligations for each transaction when the withdrawal is processed. The Bank does not direct the activities of the related processing network's service and recognizes revenue on a net basis as the agent in each transaction.

Other Miscellaneous Income

Other miscellaneous income includes mortgage fees, credit insurance income, wire transfer fees, safe deposit box fee income, check fees and other miscellaneous sources of income. The Company recognizes revenue associated with these sources of income in accordance with the satisfaction of the performance obligation based on the timing of the occurrence of a transaction or when service is provided.

Investment Securities

The investment portfolio consists of debt securities, including U.S. Treasury securities, obligations of U.S. government agencies, municipal bonds, residential and commercial mortgage-backed securities and corporate notes. Securities may be held in one of three portfolios: trading account securities, securities held-to-maturity or securities available-for-sale. Trading account securities are carried at estimated fair value, with unrealized gains and losses included in operations. The Company held no trading account securities as of December 31, 2024 or 2023. Investment securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. With regard to investment securities held-to-maturity, management has the intent and the Company has the ability to hold such securities until maturity. Investment securities available-for-sale are carried at fair value, with any unrealized gains or losses excluded from operations and reflected, net of tax, as a separate component of shareholders' equity in accumulated other comprehensive income or loss. Investment securities available-for-sale are so classified because management may decide to sell certain securities prior to maturity for liquidity, tax planning or other valid business purposes.

Interest earned on investment securities available-for-sale is included in interest income. Amortization of premiums and discounts on investment securities is determined by the interest method and included in interest income. Gains and losses on the sale of investment securities available-for-sale, computed principally on the specific identification method, are shown separately in non-interest income.

The Company also holds Federal Home Loan Bank ("FHLB") stock, which, based on the redemption provision of the FHLB, has no quoted market value and is carried at cost. Dividends earned on FHLB stock are included in interest income.

Loans and Leases Held for Investment

Loans and leases held for investment ("loans") represent financial instruments that the Company has the intent and the ability to hold for the foreseeable future or until maturity or payoff. Loans are reported at amortized cost, net of the allowance for credit losses. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts, fair value hedge accounting adjustments, and deferred loan fees and costs. Accrued interest receivable on loans and leases is reported separately on the Company's consolidated balance sheets and is excluded from the estimate of credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

At the time a loan is 90 days delinquent, it is placed on nonaccrual status unless it is well-secured and in process of collection. Interest income is discontinued on all loans on nonaccrual status. Past-due status is based on the contractual terms of the loan. In all cases, loans are moved to nonaccrual status, or charged off at an earlier date, if collection of principal and interest is considered doubtful.

All interest accrued but not received on loans on nonaccrual status is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery methods, until qualifying for return to accrual. Under the cash-basis method, interest income is recorded when the payment is received in cash. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Credit Losses

On January 1, 2023, the Company adopted Accounting Standards Codification *"Financial Instruments - Credit Losses"* ("ASC 326"). ASC 326 replaced the previous "incurred loss" model for measuring credit losses on loans and leases, which required allowances for current known and inherent losses within the loan portfolio, with a current expected credit loss ("CECL") model. The CECL model requires the measurement of all expected credit losses for financial assets measured at amortized cost and certain off-balance-sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts. ASC 326 also requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's loan portfolio. In addition, ASC 326 includes certain changes to the accounting for available-for-sale debt securities, including the requirement to present credit losses as an allowance rather than as a direct write-down, in certain circumstances.

The Company adopted ASC 326 using the modified retrospective method for financial assets measured at amortized cost and off-balance-sheet credit exposures. Upon adoption, the Company recognized an increase in the allowance for credit losses (including both loans and unfunded lending commitments) of $2.4 million, which included an after-tax cumulative effect decrease to retained earnings totaling $1.8 million.

Allowance for Credit Losses on Loans and Leases

The allowance for credit losses on loans and leases is a contra-asset valuation account that is deducted from the amortized cost basis of the loans and leases held for investment to present the net amount expected to be collected. Loans are charged off against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off. The allowance for credit losses on loans and leases is adjusted through the provision for credit losses.

Management estimates the allowance for credit losses by using relevant available information from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for estimation of expected credit losses. Adjustments to historical loss information are made for differences in loan-specific risk characteristics such as changes in economic and business conditions, underwriting standards, portfolio mix, and delinquency level. Considerations related to environmental conditions include reasonable and supportable current and forecasted data related to economic factors such as inflation, unemployment levels, and interest rates.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis and are not included in the collective pool evaluations. For individually evaluated loans, when management determines that foreclosure is probable or when the borrower is experiencing financial difficulty as of the reporting date and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for estimated selling costs as appropriate.

Expected credit losses are estimated over the contractual term of the loans and leases, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company, or management has a reasonable expectation at the reporting date that a loan modification will be made to a borrower experiencing financial difficulty.

Allowance for Credit Losses on Unfunded Lending Commitments

The Company estimates expected credit losses on unfunded lending commitments over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The following categories of off-balance sheet credit exposures have been identified: unfunded loan commitments, standby letters of credit, and financial guarantees (collectively, "unfunded lending commitments"). The allowance for credit losses on unfunded lending commitments is adjusted through the provision for credit losses. The estimate may include consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded, as well as reasonable practical expedients or industry practices to assist in the evaluation of estimated funding amounts. Management estimates the allowance balance by using relevant available information from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for estimation of expected credit losses. Adjustments to historical loss information are made for differences in loan-specific risk characteristics such as changes in economic and business conditions, underwriting standards, portfolio mix, and delinquency level. Considerations related to environmental conditions include reasonable and supportable current and forecasted data related to economic factors such as inflation, unemployment levels, and interest rates.

Allowance for Credit Losses on Investment Securities Held-to-Maturity

Expected credit losses on held-to-maturity debt securities are measured on a collective basis by major security type. Accrued interest receivable on held-to-maturity securities is excluded from the estimate of credit losses. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The allowance for credit losses on investment securities held-to-maturity is adjusted through the provision for credit losses.

Allowance for Credit Losses on Investment Securities Available-for-Sale

For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For debt securities available-for-sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes in the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded in the provision for credit losses. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest receivable on available-for-sale debt securities is excluded from the estimate of credit losses.

Derivatives and Hedging Activities

The Company uses derivative instruments to minimize unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Company's interest rate risk management strategy involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect net interest margin and cash flow. Derivative instruments utilized by the Company generally include interest rate swaps, caps and floors, and are carried as assets and/or liabilities at fair value on the Company's consolidated balance sheets. The Company does not use derivatives for trading or speculative purposes and generally enters into transactions that have a qualifying hedge relationship. Depending upon the characteristics of the hedged item, derivatives are classified as either cash flow hedges or fair value hedges. When cash flow or fair value hedging strategies are utilized, the Company specifically identifies the derivative instrument as a hedge and identifies the risk that is being hedged contemporaneously with the execution of the hedge transaction.

Cash flow hedge relationships mitigate exposure to variability of future cash flows or other forecasted transactions. The change in fair value of cash flow hedges is recorded, net of tax, in accumulated other comprehensive income (loss) except for amounts excluded from hedge effectiveness. Amounts excluded from hedge effectiveness are recorded in earnings.

Fair value hedge relationships mitigate exposure to the change in fair value of the hedged risk in an asset, liability, or firm commitment. Gains or losses attributable to the derivative instrument, as well as gains or losses attributable to changes in the fair value of the hedged item are recognized in interest income or interest expense in the same income statement line item with the hedged item in the period in which the change in fair value occurs. To the extent the changes in fair value of the derivative instrument do not offset the changes in the fair value of the hedged item, the difference is recognized in earnings. The corresponding adjustment to the hedged asset or liability is included in the basis of the hedged item, while the corresponding change in the fair value of the derivative instrument is recorded as an adjustment to other assets or other liabilities, as applicable. The Company has entered into certain fair value hedges using the portfolio-layer method, which allows the Company to hedge the interest rate risk of prepayable financial assets by designating as the hedged item a stated amount of a closed portfolio that is not expected to be affected by prepayments, defaults, or other factors impacting the timing and amount of cash flows.

If a hedge relationship is de-designated or if hedge accounting is discontinued because the hedged item no longer exists, or does not meet the definition of a firm commitment, or because it is probable that the forecasted transaction will no longer occur, the derivative instrument will continue to be recorded in other assets or liabilities in the consolidated balance sheets at its estimated fair value, with changes in fair value recognized in non-interest expense. Any asset or liability that was recognized pursuant to a firm commitment is removed from the consolidated balance sheets and recognized in non-interest expense. Gains or losses that were unrecognized and aggregated in accumulated other comprehensive gain (loss) pursuant to a cash flow hedging relationship are recognized immediately in non-interest expense.

The Company may also enter into derivative contracts that are not designated as hedges in order to mitigate economic risks or risks associated with volatility in connection with customer derivative transactions. In addition, from time to time, the Company enters into risk participation agreements associated with loan participation agreements. These represent credit derivatives that are not used by the Company to manage interest rate risk in the Company's assets or liabilities.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is generally computed by the straight-line method over the estimated useful lives of the assets or the expected lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range from three to forty years.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain directors and former executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is generally determined as the excess of cost over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is determined to have an indefinite useful life and is not amortized but tested for impairment at least annually or more frequently if events or circumstances exist that indicate that a goodwill impairment test should be performed. The Company performs its annual goodwill impairment test as of October 1.

Other intangible assets consist of core deposit intangible assets arising from acquisitions. Core deposit intangibles have definite useful lives and are amortized on an accelerated basis over their estimated useful lives. The Company's core deposit intangible assets have estimated useful lives of seven years. In addition, these intangible assets are evaluated for impairment whenever events or circumstances exist that indicate that the carrying amount should be reevaluated.

Other Real Estate Owned (OREO)

OREO consists of properties acquired through a foreclosure or in satisfaction of loans, as well as closed branches. These properties are carried at net realizable value, less estimated selling costs. Losses arising from the acquisition of properties are charged against the allowance for credit losses. Gains or losses realized upon the sale of OREO and additional losses related to subsequent valuation adjustments are determined on a specific property basis and are included as a component of non-interest expense along with carrying costs.

Income Taxes

The Company accounts for income taxes on the accrual basis through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts and the basis of existing assets and liabilities. Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. The net balance of deferred tax assets and liabilities is reported in other assets in the consolidated balance sheets. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates the realization of deferred tax assets based on all positive and negative evidence available at the balance sheet date. Realization of deferred tax assets is based on the Company's judgments about relevant factors affecting realization, including taxable income within any applicable carryback periods, future projected taxable income, reversal of taxable temporary differences and other tax planning strategies to maximize realization of deferred tax assets. A valuation allowance is recorded for any deferred tax assets that are not "more likely than not" to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit for which there is a greater than 50% likelihood that such amount would be realized upon examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest expense, interest income and penalties related to unrecognized tax benefits within current income tax expense.

Stock-Based Compensation

Compensation expense is recognized for stock options and restricted stock awards issued to employees based on the fair value of these awards at the date of grant. The Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards.

Compensation expense is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation expense is recognized on a straight-line basis over the requisite service period for the entire award. The Company's accounting policy is to recognize compensation expense net of forfeitures.

Treasury Stock

Treasury stock purchases and sales are accounted for using the cost method.

Advertising Costs

Advertising costs for promoting the Company are minimal and expensed as incurred.

Reclassification

Certain amounts presented in the prior period consolidated financial statements and related notes have been reclassified to conform to the 2024 presentation. These reclassifications had no effect on the Company's net income, financial position or net cash flow.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding (basic shares). Included in basic shares are stock equivalent shares that have been accrued as of the balance sheet date as deferred compensation for members of Bancshares' Board of Directors under the Non-Employee Directors' Deferred Compensation Plan (as defined below and discussed further in Note 12, "Deferred Compensation Plans"). Diluted net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for the effect of potentially dilutive stock awards outstanding during the period (dilutive shares). The dilutive shares consist of unexercised nonqualified stock option grants issued to employees and members of Bancshares' Board of Directors pursuant to the Company's Incentive Plan (as defined and discussed further in Note 13, "Stock Awards").

The following table reflects weighted average shares used to calculate basic and diluted net income per share for the years ended December 31, 2024 and 2023.

	Year Ended December 31,	
	2024	**2023**
Weighted average shares outstanding	5,741,056	5,851,702
Weighted average director deferred shares	109,066	112,857
Basic shares	5,850,122	5,964,559
Dilutive shares	268,250	411,900
Diluted shares	6,118,372	6,376,459

	Year Ended December 31,	
	2024	**2023**
	(Dollars in Thousands, Except Per Share Data)	
Net income	$ 8,170	$ 8,485
Basic net income per share	$ 1.40	$ 1.42
Diluted net income per share	$ 1.33	$ 1.33

Comprehensive Income

Comprehensive income consists of net income, as well as unrealized holding gains and losses that arise during the period associated with the Company's available-for-sale securities portfolio and the effective portion of cash flow hedge derivatives. In the calculation of comprehensive income, reclassification adjustments are made for gains or losses realized in the statement of operations associated with the sale of available-for-sale securities, settlement of derivative contracts or changes in the fair value of cash flow derivatives.

Segment Reporting

In previous periods, the Company disclosed two reportable operating segments of Bancshares: the Bank and ALC. The reportable operating segments were determined using the internal management reporting system in place during those periods. Due to the legal dissolution of ALC during 2023, management's internal reporting system no longer includes two reportable operating segments as of December 31, 2023. With the adoption of Accounting Standards Update ("ASU") 2023-07, *Segment Reporting*, the segment information presented in Note 20 includes information on the single Bank reporting unit.

Accounting Standards Recently Adopted

The following table provides a description of recent accounting standards recently adopted as of December 31, 2024.

Standard	Description	Required Date of Adoption	Effect on Financial Statements or other significant matters
ASU 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures	This ASU expands the disclosure requirements relating to reportable segments. The ASU does not change how an entity identifies reportable segments or the accounting for segments. The Company has only one reporting segment; however, the ASU requires additional disclosures for entities that have one reporting segment, including annual disclosure of the title and position of the chief operating decision maker (CODM), as well as interim and annual disclosures of significant segment expenses, and the measure or measures of the segment's profit or loss that the CODM uses in assessing segment performance and deciding how to allocate resources.	Annual financial statements as of and for the year ended December 31, 2024	The adoption of this guidance did not have a material impact.

Accounting Standards Not Yet Adopted

The following table provides a description of recent accounting standards that have not yet been adopted as of December 31, 2024.

Standard	Description	Required Date of Adoption	Effect on Financial Statements or other significant matters
ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative	This ASU incorporates into the Codification 14 of the 27 disclosures referred by the SEC in Release No. 33-10532, Disclosure Update and Simplification. This update clarifies and improves the disclosure and presentation requirements of a variety of topics in the Codification to align with the SEC's regulations.	The date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective.	The adoption of this guidance is not likely to have a material impact. Management will continue to evaluate through date of adoption.
ASU 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures	This ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures.	Annual financial statements as of and for the year ending December 31, 2025	The adoption of this guidance is not likely to have a material impact. Management will continue to evaluate through date of adoption.
ASU 2024-03, Income Statement Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses	This ASU will change the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses (for example: employee compensation, depreciation, and amortization) in expense captions	Annual financial statements as of and for the year ending December 31, 2027	The adoption of this guidance is not likely to have a material impact. Management will continue to evaluate through date of adoption.

3.   INVESTMENT SECURITIES

Details of investment securities available-for-sale and held-to-maturity as of December 31, 2024 and 2023 were as follows:

| | Available-for-Sale | | | |
| | December 31, 2024 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)			
Mortgage-backed securities:				
Residential	$ 87,703	$ 347	$ (2,768)	$ 85,282
Commercial	12,105	17	(202)	11,920
Obligations of U.S. government-sponsored agencies	11,436	18	(620)	10,834
Obligations of states and political subdivisions	1,577	—	(28)	1,549
Corporate notes	17,757	58	(1,871)	15,944
U.S. Treasury securities	44,019	—	(1,660)	42,359
Total	$ 174,597	$ 440	$ (7,149)	$ 167,888

| | Held-to-Maturity | | | |
| | December 31, 2024 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)			
Mortgage-backed securities:				
Commercial	$ 264	$ —	$ (10)	$ 254
Obligations of U.S. government-sponsored agencies	384	—	(27)	357
Obligations of states and political subdivisions	34	—	(3)	31
Total	$ 682	$ —	$ (40)	$ 642

| | Available-for-Sale | | | |
| | December 31, 2023 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)			
Mortgage-backed securities:				
Residential	$ 47,221	$ 580	$ (3,073)	$ 44,728
Commercial	9,446	—	(406)	9,040
Obligations of U.S. government-sponsored agencies	11,849	158	(727)	11,280
Obligations of states and political subdivisions	1,621	—	(63)	1,558
Corporate notes	17,757	—	(2,800)	14,957
U.S. Treasury securities	56,999	—	(2,997)	54,002
Total	$ 144,893	$ 738	$ (10,066)	$ 135,565

| | | Held-to-Maturity | | |
| | | December 31, 2023 | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
			(Dollars in Thousands)	
Mortgage-backed securities:				
Commercial	$ 575	$ —	$ (22)	$ 553
Obligations of U.S. government-sponsored agencies	471	—	(34)	437
Obligations of states and political subdivisions	58	—	(7)	51
Total	$ 1,104	$ —	$ (63)	$ 1,041

The scheduled maturities of investment securities available-for-sale and held-to-maturity as of December 31, 2024 are presented in the following table:

| | Available-for-Sale | | Held-to-Maturity | |
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in Thousands)			
Maturing within one year	$ 24,216	$ 23,882	$ —	$ —
Maturing after one to five years	27,466	26,039	265	258
Maturing after five to ten years	60,051	55,754	310	283
Maturing after ten years	62,864	62,213	107	101
Total	$ 174,597	$ 167,888	$ 682	$ 642

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities generally mature earlier than their weighted-average contractual maturities because of principal prepayments.

The following table reflects gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2024 and 2023:

	Available-for-Sale			
	December 31, 2024			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)			
Mortgage-backed securities:				
Residential	$ 41,417	$ (424)	$ 28,520	$ (2,344)
Commercial	3,374	(13)	5,331	(189)
Obligations of U.S. government-sponsored agencies	3,823	(1)	4,457	(619)
Obligations of states and political subdivisions	—	—	1,549	(28)
Corporate notes	—	—	13,886	(1,871)
U.S. Treasury securities	—	—	42,359	(1,660)
Total	$ 48,614	$ (438)	$ 96,102	$ (6,711)

	Held-to-Maturity			
	December 31, 2024			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)			
Mortgage-backed securities:				
Commercial	$ —	$ —	$ 254	$ (10)
Obligations of U.S. government-sponsored agencies	—	—	357	(27)
Obligations of states and political subdivisions	—	—	31	(3)
Total	$ —	$ —	$ 642	$ (40)

	Available-for-Sale			
	December 31, 2023			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)			
Mortgage-backed securities:				
Residential	$ 94	$ (1)	$ 35,584	$ (3,072)
Commercial	600	(5)	8,408	(401)
Obligations of U.S. government-sponsored agencies	—	—	4,367	(727)
Obligations of states and political subdivisions	—	—	1,558	(63)
Corporate notes	771	(229)	14,186	(2,571)
U.S. Treasury securities	—	—	54,002	(2,997)
Total	$ 1,465	$ (235)	$ 118,105	$ (9,831)

	Held-to-Maturity			
	December 31, 2023			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)			
Mortgage-backed securities:				
Commercial	$ —	$ —	$ 553	$ (22)
Obligations of U.S. government-sponsored agencies	—	—	436	(34)
Obligations of states and political subdivisions	—	—	52	(7)
Total	$ —	$ —	$ 1,041	$ (63)

Available-for-Sale Considerations

For any securities classified as available-for-sale that are in an unrealized loss position as of the balance sheet date, the Company assesses whether or not it intends to sell the security, or more-likely-than-not will be required to sell the security, before recovery of its amortized cost basis which would require a write-down to fair value through net income.

As of December 31, 2024, 97 available-for-sale debt securities had been in a loss position for more than 12 months, and 16 available-for-sale debt securities had been in a loss position for less than 12 months. As of December 31, 2023, 108 available-for-sale debt securities had been in a loss position for more than 12 months, and three available-for-sale debt securities had been in a loss position for less than 12 months. As of December 31, 2024, the Company had the current intent and ability to retain its investments for a period of time that management believes to be sufficient to allow for any anticipated recovery of fair value. As of December 31, 2024 and 2023, the losses for all available-for-sale securities were considered to be a direct result of the effect that the prevailing interest rate environment had on the value of debt securities and were not related to the creditworthiness of the issuers. Accordingly, no allowance for credit losses was considered necessary related to available-for-sale securities as of December 31, 2024 or 2023. Accrued interest receivable is excluded from the estimate of credit losses for available-for-sale securities. As of December 31, 2024 and 2023, accrued interest receivable totaled $0.7 million and $0.6 million, respectively, with no related ACL and was reported in the accrued interest line on the accompanying consolidated balance sheet.

Held-to-Maturity Considerations

Effective January 1, 2023, the Company adopted the CECL accounting model to evaluate credit losses in the held-to-maturity investment portfolio. Each quarter, management evaluates the portfolio on a collective basis by major security type to determine whether an allowance for credit losses is needed. Qualitative factors are used in the Company's credit loss assessments, including current and forecasted economic conditions, the characteristics of the debt issuer, and the historic ability of the issuer to make contractual principal and interest payments. Specifically, with regard to mortgage-backed securities or obligations of U.S. government sponsored agencies thereof, it is expected that the securities will not be settled at prices less than the amortized cost bases of the securities as such securities are either backed by the full faith and credit of the U.S. government or the agency. With regard to obligations of states and political subdivisions, management considers issuer bond ratings, historical loss rates for given bond ratings, and whether the issuers continue to make timely principal and interest payments under contractual terms of the securities. Based on these evaluations, no allowance for credit losses was recorded by the Company for the held-to-maturity investment portfolio as of December 31, 2024 or 2023. Accrued interest receivable is excluded from the estimate of credit losses for held-to-maturity securities. As of December 31, 2024 and 2023, accrued interest receivable totaled $2.0 thousand and $3.0 thousand, respectively, with no related ACL and was reported in the accrued interest line on the accompanying consolidated balance sheet.

Pledged Securities

Investment securities with a carrying value of $72.1 million and $41.4 million as of December 31, 2024 and 2023, respectively, were pledged to secure public deposits and for other purposes.

4. LOANS AND LEASES

Portfolio Segments

The Company has divided the loan portfolio into the following portfolio segments based on risk characteristics:

Construction, land development and other land loans – Commercial construction, land and land development loans include loans for the development of residential housing projects, loans for the development of commercial and industrial use property, loans for the purchase and improvement of raw land and loans primarily for agricultural production that are secured by farmland. These loans are secured in whole or in part by the underlying real estate collateral and are generally guaranteed by the principals of the borrowing entity.

Secured by 1-4 family residential properties – These loans include conventional mortgage loans on one-to-four family residential properties. The properties may serve as the borrower's primary residence, vacation home or investment property. Also included in this portfolio are home equity loans and lines of credit. This type of lending, which is secured by a first or second mortgage on the borrower's residence, allows customers to borrow against the equity in their home.

Secured by multi-family residential properties – This portfolio segment includes mortgage loans secured by apartment buildings.

Secured by non-farm, non-residential properties – This portfolio segment includes real estate loans secured by commercial and industrial properties, office or mixed-use facilities, strip shopping centers or other commercial property. These loans are generally guaranteed by the principals of the borrowing entity.

Commercial and industrial loans and leases – This portfolio segment includes loans and leases to commercial customers for use in the normal course of business. These credits may be loans, lines of credit and leases to financially strong borrowers, secured by inventories, equipment or receivables, and are generally guaranteed by the principals of the borrowing entity.

Direct consumer – This portfolio segment includes a variety of secured and unsecured personal loans, including automobile loans, loans for household and personal purposes and all other direct consumer installment loans.

Branch retail – This portfolio segment includes loans secured by collateral purchased by consumers at retail stores with whom the Company previously had an established relationship to provide financing for the retail products sold if applicable underwriting standards were met. The collateral securing these loans generally includes personal property items such as furniture, ATVs and home appliances. Loans in this category are no longer being funded, and therefore, the portfolio balance will continue to decrease.

Indirect consumer – This portfolio segment includes loans secured by collateral purchased by consumers at retail stores with whom the Company has an established relationship to provide financing for the retail products sold if applicable underwriting standards are met. The collateral securing these loans generally includes recreational vehicles, campers, boats, horse trailers and cargo trailers.

As of December 31, 2024 and 2023, the composition of the loan portfolio by portfolio segment was as follows:

	December 31, 2024	December 31, 2023
	(Dollars in Thousands)	
Real estate loans:		
Construction, land development and other land loans	$ 65,537	$ 88,140
Secured by 1-4 family residential properties	69,999	76,200
Secured by multi-family residential properties	101,057	62,397
Secured by non-farm, non-residential properties	227,751	213,586
Commercial and industrial loans [(1)]	44,238	60,515
Consumer loans:		
Direct	4,774	5,938
Branch retail	5,558	8,670
Indirect	304,125	306,345
Total loans	823,039	821,791
Allowance for credit losses on loans and leases	10,184	10,507
Net loans [(2)]	$ 812,855	$ 811,284

(1) Includes equipment financing leases, totaling $14.2 million and $12.6 million as of December 31, 2024 and 2023, respectively.

(2) Loans are presented net of unearned income and unamortized deferred fees and costs of $0.8 million as of both December 31, 2024 and 2023. In addition, loans are also presented net of unamortized premiums associated with Indirect loans of $10.6 million and $10.2 million as of December 31, 2024 and 2023, respectively.

Accrued interest receivable is not included in the amortized cost basis of the Company's loans held for investment ("LHFI"). As of December 31, 2024 and 2023, accrued interest receivable for LHFI totaled $2.8 million and $3.3 million, respectively, with no related ACL and was reported in the accrued interest line on the accompanying consolidated balance sheet.

The Company makes commercial, real estate and installment loans to its customers. Although the Company has a diversified loan portfolio, 56.4% and 53.6% of the portfolio was concentrated in loans secured by real estate as of December 31, 2024 and 2023, respectively.

Loans with a carrying value of $92.6 million and $98.6 million were pledged as collateral to secure Federal Home Loan Bank ("FHLB") borrowings as of December 31, 2024 and 2023, respectively. In addition, loans with a carrying value of $285.2 million and $294.4 million were pledged to secure borrowings with the Federal Reserve Bank ("FRB") as of December 31, 2024 and 2023, respectively.

Related Party Loans

In the ordinary course of business, the Bank makes loans to certain officers and directors of the Company, including companies with which they are associated. These loans are made on the same terms as those prevailing for comparable transactions with unrelated parties. Management believes that such loans do not represent more than a normal risk of collectability, nor do they present other unfavorable features. The aggregate balances of such related party loans and commitments as of December 31, 2024 and 2023 were $11.4 million and $1.4 million, respectively. The year over year increase resulted primarily from new board membership. During the year ended December 31, 2024, a line of credit agreement with a related party with an available balance of $0.1 million expired and was not renewed at the direction of the borrower. During the year ended December 31, 2024, there were new loans of $1.4 million to these parties, and repayments made of $1.4 million by active related parties. During the year ended December 31, 2023, there were no new loans to these parties, and no repayments made by active related parties.

Allowance for Credit Losses

Effective January 1, 2023, the Company adopted the CECL model to account for credit losses on financial instruments, including loans and leases held for investment, as well as off-balance sheet credit exposures including unfunded lending commitments. In accordance with the CECL accounting guidance, the Company recorded a cumulative-effect adjustment totaling $2.4 million, of which $1.8 million (net of tax) was recorded through retained earnings upon adoption of the model. This amount included estimates for credit losses associated with both loan and lease receivables, as well as unfunded lending commitments. Prospectively, following the date of adoption, all adjustments for credit losses are required to be recorded as a provision for credit losses in the Company's consolidated statement of operations.

Allowance for Credit Losses on Loans and Leases

The Company records the allowance for credit losses on loans and leases as a contra-asset valuation account that is deducted from the amortized cost basis of loans and leases held for investment. Loans are charged off against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Recoveries of previously charged off loans are also recorded to the allowance when collected. As of each quarter-end date, the Company evaluates the appropriateness of the allowance for credit losses on loans and leases and adjusts the allowance through the provision for credit losses.

Determining the appropriateness of the allowance for credit losses on loans and leases is complex and requires judgment by management about the effects of matters that are inherently uncertain. The level of the allowance is influenced by loan and lease volumes and mix, historical credit loss experience, estimated remaining life of portfolio segments, asset quality characteristics, delinquency status, and other conditions including reasonable and supportable forecasts of economic conditions and qualitative adjustment factors based on management's understanding of various attributes that could impact life-of-loan losses as of the balance sheet date. The methodology to estimate losses includes two basic components: (1) an asset-specific component for individual loans that do not share similar risk characteristics with other loans, and (2) a pooled component for estimated expected credit losses for loans that share similar risk characteristics.

Loans that do not share risk characteristics with other loans are evaluated on an individual basis. The process for determining whether a loan should be evaluated on an individual basis begins with a determination of credit rating. All loans graded by management as substandard or worse with a total commitment of $0.5 million or more are evaluated on an individual basis. At management's discretion, other loans may be evaluated, including loans less than $0.5 million, if management determines that the loans exhibit unique risk characteristics. For loans individually evaluated, the allowance is based primarily on the fair value of the underlying collateral, less any estimated costs to sell, as applicable, utilizing independent third-party appraisals, and assessment of borrower guarantees. The fair value is compared to the amortized cost basis of the loan to determine if an allowance for credit losses should be recognized.

For estimating the component of the allowance for credit losses that share similar risk characteristics, loans are segregated into pooled loan categories that share risk characteristics. Loans are designated into pooled categories based on product types, business lines, collateral, and other risk characteristics. For all pooled loan categories, the Company uses a loss-rate methodology to calculate estimated life-of-loan and lease credit losses. This methodology focuses on historical credit loss rates applied over the estimated weighted average remaining life of each loan pool, adjusted by qualitative factors, to estimate life-of-loan losses for each pool. The qualitative factors utilized include, among others, reasonable and supportable forecasts of economic data, including inflation and unemployment levels, as well as interest rates.

Allowance for Credit Losses on Unfunded Lending Commitments

Unfunded lending commitments are off-balance sheet arrangements that represent unconditional commitments of the Company to lend to a borrower that are unfunded as of the balance sheet date. These may include unfunded loan commitments, standby letters of credit, and financial guarantees. The CECL accounting guidance requires that an estimate of expected credit loss be measured on commitments in which an entity is exposed to credit risk via a present contractual obligation to extend credit unless the obligation is unconditionally cancellable by the issuer. For the Company, unconditional lending commitments generally include unfunded term loan agreements, home equity lines of credit, lines of credit, and demand deposit account overdraft protection.

As of each quarter-end date, the Company estimates expected credit losses on unfunded lending commitments over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on unfunded lending commitments is recorded in other liabilities, and adjustments to the allowance are recorded through the provision for credit losses.

Summary of Allowances for Credit Losses

The following tables present changes in the allowance for credit losses on loans and leases, as well as unfunded lending commitments, by portfolio segment, during the years ended December 31, 2024 and 2023:

	As of and for the Year Ended December 31, 2024								
	Construction, Land Development, and Other	Real Estate 1-4 Family	Real Estate Multi-Family	Non-Farm Non-Residential	Commercial and Industrial	Direct Consumer	Branch Retail	Indirect Consumer	Total
	(Dollars in Thousands)								
Allowance for credit losses on loans and leases:									
Beginning balance	$ 565	$ 591	$ 415	$ 1,425	$ 513	$ 64	$ 436	$ 6,498	$ 10,507
Charge-offs	—	(2)	—	(248)	(121)	(62)	(63)	(1,318)	(1,814)
Recoveries	20	56	—	—	2	300	148	150	676
Provision for (recovery of) credit losses	(233)	(239)	131	251	1,137	(253)	(451)	472	815
Allowance for credit losses on loans and leases	$ 352	$ 406	$ 546	$ 1,428	$ 1,531	$ 49	$ 70	$ 5,802	$ 10,184
Allowance for credit losses on unfunded lending commitments:									
Beginning balance	$ 450	$ 1	$ 9	$ 2	$ 102	$ 5	$ —	$ —	$ 569
Provision for (recovery of) credit losses on unfunded lending commitments	(170)	—	34	14	(68)	(3)	—	—	(193)
Allowance for credit losses on unfunded lending commitments	$ 280	$ 1	$ 43	$ 16	$ 34	$ 2	$ —	$ —	$ 376

	Construction, Land Development, and Other	Real Estate 1-4 Family	Real Estate Multi-Family	Non-Farm Non-Residential	Commercial and Industrial	Direct Consumer	Branch Retail	Indirect Consumer	Total
						(Dollars in Thousands)			
Allowance for credit losses on loans and leases:									
Beginning balance	$ 517	$ 832	$ 646	$ 1,970	$ 919	$ 866	$ 518	$ 3,154	$ 9,422
Impact of adopting CECL accounting guidance	(94)	(39)	(85)	(147)	(20)	47	628	1,833	2,123
Charge-offs	—	(97)	—	—	—	(571)	(445)	(932)	(2,045)
Recoveries	—	54	—	—	—	619	243	49	965
Provision for (recovery of) credit losses	142	(159)	(146)	(398)	(386)	(897)	(508)	2,394	42
Allowance for credit losses on loans and leases	$ 565	$ 591	$ 415	$ 1,425	$ 513	$ 64	$ 436	$ 6,498	$ 10,507
Allowance for credit losses on unfunded lending commitments:									
Beginning balance	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Impact of adopting CECL accounting guidance	172	39	3	2	—	68	8	—	292
Provision for (recovery of) credit losses on unfunded lending commitments	278	(38)	6	—	102	(63)	(8)	—	277
Allowance for credit losses on unfunded lending commitments	$ 450	$ 1	$ 9	$ 2	$ 102	$ 5	$ —	$ —	$ 569

As of and for the Year Ended December 31, 2023

Credit Quality Indicators

The Company utilizes a credit grading system that provides a uniform framework for establishing and monitoring credit risk in the loan portfolio. Under this system, construction, land, multi-family real estate, other commercial real estate, and commercial and industrial loans are graded based on pre-determined risk metrics and categorized into one of nine risk grades. These risk grades can be summarized into categories described as pass, special mention, substandard, doubtful and loss, as described in further detail below.

- Pass (Risk Grades 1-5): Loans in this category include obligations in which the probability of default is considered low.

- Special Mention (Risk Grade 6): Loans in this category exhibit potential credit weaknesses or downward trends deserving management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Company's credit position at some future date. Special mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification. Although a special mention asset has a higher probability of default than pass-rated categories, its default is not imminent.

- Substandard (Risk Grade 7): Loans in this category have defined weaknesses that jeopardize the orderly liquidation of debt. A substandard loan is inadequately protected by the current worth and paying capacity of the obligor or by the collateral pledged, if any. Normal repayment from the borrower is in jeopardy, although no loss of principal is envisioned. There is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified as substandard.

- Doubtful (Risk Grade 8): Loans classified as doubtful have all of the weaknesses found in substandard loans, with the added characteristic that the weaknesses make collection of debt in full, based on currently existing facts, conditions and values, highly questionable or improbable. Serious problems exist such that partial loss of principal is likely; however, because of certain important, reasonably specific pending factors that may work to strengthen the assets, the loans' classification as estimated losses is deferred until a more exact status may be determined. Such pending factors may include proposed merger, acquisition or liquidation procedures, capital injection, perfection of liens on additional collateral and refinancing plans. Loans classified as doubtful may include loans to borrowers that have demonstrated a history of failing to live up to agreements.

- Loss (Risk Grade 9): Loans are classified in this category when borrowers are deemed incapable of repayment of unsecured debt. Loans to such borrowers are considered uncollectable and of such little value that continuance as active assets of the Company is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not prudent to defer writing off these assets, even though partial recovery may be realized in the future. The Company did not have any loans classified as Loss (Risk Grade 9) as of December 31, 2024 or 2023.

Because residential real estate and consumer loans are more uniform in nature, each loan is categorized into one of two risk grades, depending on whether the loan is considered to be performing or nonperforming. Performing loans are loans that are paying principal and interest in accordance with a contractual agreement. Nonperforming loans are loans that have demonstrated characteristics that indicate a probability of loss.

The tables below illustrate the carrying amount of loans by credit quality indicator and year of origination as of December 31, 2024:

		December 31, 2024						
		Loans at Amortized Cost Basis by Origination Year						
		2024	**2023**	**2022**	**2021**	**2020**	**Prior**	**Total**
		(Dollars in Thousands)						
Commercial:								
Construction, land development and other land loans	Pass	$ 852	$ 4,626	$ 45,087	$ 11,931	$ 41	$ 450	$ 62,987
	Special Mention	—	—	—	61	—	—	61
	Substandard	—	2,489	—	—	—	—	2,489
	Doubtful	—	—	—	—	—	—	—
	Loss	—	—	—	—	—	—	—
	Subtotal	$ 852	$ 7,115	$ 45,087	$ 11,992	$ 41	$ 450	$ 65,537
	Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Secured by multi-family residential properties	Pass	$ 7,941	$ 8,218	$ 42,077	$ 17,557	$ 5,592	$ 19,672	$ 101,057
	Special Mention	—	—	—	—	—	—	—
	Substandard	—	—	—	—	—	—	—
	Doubtful	—	—	—	—	—	—	—
	Loss	—	—	—	—	—	—	—
	Subtotal	$ 7,941	$ 8,218	$ 42,077	$ 17,557	$ 5,592	$ 19,672	$ 101,057
	Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Secured by non-farm, non-residential properties	Pass	$ 25,251	$ 24,906	$ 34,930	$ 36,793	$ 54,527	$ 49,681	$ 226,088
	Special Mention	—	—	316	—	334	—	650
	Substandard	—	—	—	483	147	383	1,013
	Doubtful	—	—	—	—	—	—	—
	Loss	—	—	—	—	—	—	—
	Subtotal	$ 25,251	$ 24,906	$ 35,246	$ 37,276	$ 55,008	$ 50,064	$ 227,751
	Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 248	$ 248
Commercial and industrial loans and leases	Pass	$ 13,458	$ 5,562	$ 3,499	$ 5,189	$ 2,888	$ 9,963	$ 40,559
	Special Mention	—	—	30	60	—	—	90
	Substandard	—	—	—	2	—	303	305
	Doubtful	—	3,284	—	—	—	—	3,284
	Loss	—	—	—	—	—	—	—
	Subtotal	$ 13,458	$ 8,846	$ 3,529	$ 5,251	$ 2,888	$ 10,266	$ 44,238
	Current period gross charge-offs	$ —	$ —	$ 54	$ —	$ 43	$ 24	$ 121
Total commercial	Pass	$ 47,502	$ 43,312	$ 125,593	$ 71,470	$ 63,048	$ 79,766	$ 430,691
	Special Mention	—	—	346	121	334	—	801
	Substandard	—	2,489	—	485	147	686	3,807
	Doubtful	—	3,284	—	—	—	—	3,284
	Loss	—	—	—	—	—	—	—
		$ 47,502	$ 49,085	$ 125,939	$ 72,076	$ 63,529	$ 80,452	$ 438,583
	Current period gross charge-offs	$ —	$ —	$ 54	$ —	$ 43	$ 272	$ 369

		December 31, 2024						
		Loans at Amortized Cost Basis by Origination Year						
		2024	**2023**	**2022**	**2021**	**2020**	**Prior**	**Total**
		(Dollars in Thousands)						
Consumer:								
Secured by 1-4 family residential properties	Performing	$ 4,559	$ 3,525	$ 18,060	$ 14,746	$ 5,884	$ 21,612	$ 68,386
	Non-performing	—	—	—	—	—	1,613	1,613
	Subtotal	$ 4,559	$ 3,525	$ 18,060	$ 14,746	$ 5,884	$ 23,225	$ 69,999
	Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 2	$ 2
Direct	Performing	$ 2,397	$ 1,077	$ 430	$ 487	$ 283	$ 100	$ 4,774
	Non-performing	—	—	—	—	—	—	—
	Subtotal	$ 2,397	$ 1,077	$ 430	$ 487	$ 283	$ 100	$ 4,774
	Current period gross charge-offs	$ —	$ —	$ 1	$ 42	$ 3	$ 16	$ 62
Branch retail	Performing	$ —	$ —	$ —	$ 1,232	$ 1,818	$ 2,508	$ 5,558
	Non-performing	—	—	—	—	—	—	—
	Subtotal	$ —	$ —	$ —	$ 1,232	$ 1,818	$ 2,508	$ 5,558
	Current period gross charge-offs	$ —	$ —	$ —	$ 10	$ 24	$ 29	$ 63
Indirect	Performing	$ 54,546	$ 72,461	$ 74,514	$ 54,672	$ 40,090	$ 7,842	$ 304,125
	Non-performing	—	—	—	—	—	—	—
	Subtotal	$ 54,546	$ 72,461	$ 74,514	$ 54,672	$ 40,090	$ 7,842	$ 304,125
	Current period gross charge-offs	$ 21	$ 95	$ 278	$ 521	$ 305	$ 98	$ 1,318
Total consumer	Performing	$ 61,502	$ 77,063	$ 93,004	$ 71,137	$ 48,075	$ 32,062	$ 382,843
	Non-performing	—	—	—	—	—	1,613	1,613
		$ 61,502	$ 77,063	$ 93,004	$ 71,137	$ 48,075	$ 33,675	$ 384,456
	Current period gross charge-offs	$ 21	$ 95	$ 279	$ 573	$ 332	$ 145	$ 1,445

The tables below illustrate the carrying amount of loans by credit quality indicator and year of origination as of December 31, 2023:

		2023	2022	2021	2020	2019	Prior	Total
					December 31, 2023			
				Loans at Amortized Cost Basis by Origination Year				
				(Dollars in Thousands)				
Commercial:								
Construction, land development and other land loans	Pass	$ 7,913	$ 37,068	$ 41,800	$ 804	$ —	$ 555	$ 88,140
	Special Mention	—	—	—	—	—	—	—
	Substandard	—	—	—	—	—	—	—
	Doubtful	—	—	—	—	—	—	—
	Loss	—	—	—	—	—	—	—
	Subtotal	$ 7,913	$ 37,068	$ 41,800	$ 804	$ —	$ 555	$ 88,140
	Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Secured by multi-family residential properties	Pass	$ 407	$ 29,683	$ 5,950	$ 5,676	$ 7,063	$ 13,618	$ 62,397
	Special Mention	—	—	—	—	—	—	—
	Substandard	—	—	—	—	—	—	—
	Doubtful	—	—	—	—	—	—	—
	Loss	—	—	—	—	—	—	—
	Subtotal	$ 407	$ 29,683	$ 5,950	$ 5,676	$ 7,063	$ 13,618	$ 62,397
	Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Secured by non-farm, non-residential properties	Pass	$ 26,521	$ 36,141	$ 23,551	$ 56,404	$ 18,127	$ 46,261	$ 207,005
	Special Mention	—	532	1,776	344	—	1,448	4,100
	Substandard	—	—	—	152	—	2,329	2,481
	Doubtful	—	—	—	—	—	—	—
	Loss	—	—	—	—	—	—	—
	Subtotal	$ 26,521	$ 36,673	$ 25,327	$ 56,900	$ 18,127	$ 50,038	$ 213,586
	Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial and industrial loans	Pass	$ 10,948	$ 6,187	$ 14,586	$ 2,593	$ 1,565	$ 22,614	$ 58,493
	Special Mention	—	159	782	174	38	—	1,153
	Substandard	—	116	191	59	260	243	869
	Doubtful	—	—	—	—	—	—	—
	Loss	—	—	—	—	—	—	—
	Subtotal	$ 10,948	$ 6,462	$ 15,559	$ 2,826	$ 1,863	$ 22,857	$ 60,515
	Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total commercial	Pass	$ 45,789	$ 109,079	$ 85,887	$ 65,477	$ 26,755	$ 83,048	$ 416,035
	Special Mention	—	691	2,558	518	38	1,448	5,253
	Substandard	—	116	191	211	260	2,572	3,350
	Doubtful	—	—	—	—	—	—	—
	Loss	—	—	—	—	—	—	—
		$ 45,789	$ 109,886	$ 88,636	$ 66,206	$ 27,053	$ 87,068	$ 424,638
	Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —

		December 31, 2023						
		Loans at Amortized Cost Basis by Origination Year						
		2023	**2022**	**2021**	**2020**	**2019**	**Prior**	**Total**
		(Dollars in Thousands)						
Consumer:								
Secured by 1-4 family residential properties	Performing	$ 4,230	$ 20,172	$ 14,986	$ 6,675	$ 8,950	$ 20,334	$ 75,347
	Non-performing	—	—	—	—	—	853	853
	Subtotal	$ 4,230	$ 20,172	$ 14,986	$ 6,675	$ 8,950	$ 21,187	$ 76,200
	Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 97	$ 97
Direct consumer	Performing	$ 2,383	$ 1,157	$ 1,485	$ 575	$ 225	$ 113	$ 5,938
	Non-performing	—	—	—	—	—	—	—
	Subtotal	$ 2,383	$ 1,157	$ 1,485	$ 575	$ 225	$ 113	$ 5,938
	Current period gross charge-offs	$ 2	$ 5	$ 316	$ 118	$ 42	$ 88	$ 571
Branch retail	Performing	$ —	$ —	$ 2,160	$ 2,696	$ 1,572	$ 2,242	$ 8,670
	Non-performing	—	—	—	—	—	—	—
	Subtotal	$ —	$ —	$ 2,160	$ 2,696	$ 1,572	$ 2,242	$ 8,670
	Current period gross charge-offs	$ —	$ —	$ 108	$ 140	$ 57	$ 140	$ 445
Indirect consumer	Performing	$ 88,688	$ 89,376	$ 66,147	$ 50,883	$ 5,485	$ 5,712	$ 306,291
	Non-performing	—	—	54	—	—	—	54
	Subtotal	$ 88,688	$ 89,376	$ 66,201	$ 50,883	$ 5,485	$ 5,712	$ 306,345
	Current period gross charge-offs	$ 6	$ 235	$ 332	$ 270	$ 39	$ 50	$ 932
Total consumer:	Performing	$ 95,301	$ 110,705	$ 84,778	$ 60,829	$ 16,232	$ 28,401	$ 396,246
	Non-performing	—	—	54	—	—	853	907
		$ 95,301	$ 110,705	$ 84,832	$ 60,829	$ 16,232	$ 29,254	$ 397,153
	Current period gross charge-offs	$ 8	$ 240	$ 756	$ 528	$ 138	$ 375	$ 2,045

The following table provides an aging analysis of past due loans by portfolio segment as of December 31, 2024:

	As of December 31, 2024						
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days And Accruing
	(Dollars in Thousands)						
Loans secured by real estate:							
Construction, land development and other land loans	$ —	$ —	$ —	$ —	$ 65,537	$ 65,537	$ —
Secured by 1-4 family residential properties	515	—	—	515	69,484	69,999	—
Secured by multi-family residential properties	—	—	—	—	101,057	101,057	—
Secured by non-farm, non-residential properties	—	—	—	—	227,751	227,751	—
Commercial and industrial loans	3,317	—	—	3,317	40,921	44,238	—
Consumer loans:							
Direct	15	—	—	15	4,759	4,774	—
Branch retail	4	—	—	4	5,554	5,558	
Indirect	485	47	—	532	303,593	304,125	—
Total	$ 4,336	$ 47	$ —	$ 4,383	$ 818,656	$ 823,039	$ —
As a percentage of total loans	0.52%	0.01%	0.00%	0.53%	99.47%	100.00%	

The following table provides an aging analysis of past due loans by portfolio segment as of December 31, 2023:

	As of December 31, 2023						
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days And Accruing
	(Dollars in Thousands)						
Loans secured by real estate:							
Construction, land development and other land loans	$ —	$ —	$ —	$ —	$ 88,140	$ 88,140	$ —
Secured by 1-4 family residential properties	820	177	23	1,020	75,180	76,200	—
Secured by multi-family residential properties	—	—	—	—	62,397	62,397	—
Secured by non-farm, non-residential properties	—	—	1,302	1,302	212,284	213,586	—
Commercial and industrial loans	89	34	147	270	60,245	60,515	—
Consumer loans:							
Direct	42	—	—	42	5,896	5,938	—
Branch retail	39	1	—	40	8,630	8,670	
Indirect	316	33	54	403	305,942	306,345	—
Total	$ 1,306	$ 245	$ 1,526	$ 3,077	$ 818,714	$ 821,791	$ —
As a percentage of total loans	0.15%	0.03%	0.19%	0.37%	99.63%	100.00%	

The tables below present the amortized cost of loans on nonaccrual status and loans past due 90 days or more and still accruing interest as of December 31, 2024 and 2023.

	Loans on Non-Accrual Status		
	December 31, 2024		
	(Dollars in Thousands)		
	Total nonaccrual loans	**Nonaccrual loans with no allowance for credit losses**	**Loans past due 90 days or more and still accruing**
Loans secured by real estate:			
Construction, land development and other land loans	$ —	$ —	$ —
Secured by 1-4 family residential properties	665	404	—
Secured by multi-family residential properties	—	—	—
Secured by non-farm, non-residential properties	—	—	—
Commercial and industrial loans	3,284	—	—
Consumer loans:			
Direct	—	—	—
Branch retail	—	—	—
Indirect	—	—	—
Total loans	$ 3,949	$ 404	$ —

	Loans on Non-Accrual Status		
	December 31, 2023		
	(Dollars in Thousands)		
	Total nonaccrual loans	**Nonaccrual loans with no allowance for credit losses**	**Loans past due 90 days or more and still accruing**
Loans secured by real estate:			
Construction, land development and other land loans	$ —	$ —	$ —
Secured by 1-4 family residential properties	891	462	—
Secured by multi-family residential properties	—	—	—
Secured by non-farm, non-residential properties	1,302	1,314	—
Commercial and industrial loans	152	77	—
Consumer loans:			
Direct	—	—	—
Branch retail	—	—	—
Indirect	55	—	—
Total loans	$ 2,400	$ 1,853	$ —

The following tables present the amortized cost basis of collateral dependent loans as of December 31, 2024 and 2023, which loans are individually evaluated to determine credit losses:

	December 31, 2024		
	Real Estate	Other	Total
	(Dollars in Thousands)		
Loans secured by real estate			
Construction, land development and other land loans	$ —	$ 2,489	$ 2,489
Secured by 1-4 family residential properties	1,402	—	1,402
Secured by multi-family residential properties	—	—	—
Secured by non-farm, non-residential properties	383	—	383
Commercial and industrial	—	3,327	3,327
Direct consumer	—	—	—
Total loans individually evaluated	$ 1,785	$ 5,816	$ 7,601

	December 31, 2023		
	Real Estate	Other	Total
	(Dollars in Thousands)		
Loans secured by real estate			
Construction, land development and other land loans	$ —	$ —	$ —
Secured by 1-4 family residential properties	485	—	485
Secured by multi-family residential properties	—	—	—
Secured by non-farm, non-residential properties	2,333	—	2,333
Commercial and industrial	—	112	112
Direct consumer	—	—	—
Total loans individually evaluated	$ 2,818	$ 112	$ 2,930

Loan Modifications Made to Borrowers Experiencing Financial Difficulty

From time to time, the Company may modify the terms of loan agreements with borrowers that are experiencing financial difficulties. Modification of the terms of such loans typically include one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan. No modifications in 2024 or 2023 resulted in the permanent reduction of the recorded investment in the loan.

During the years ended December 31, 2024 and 2023, the Company did not modify any loans to borrowers experiencing financial difficulty, and there were no payment defaults on loans that were modified in the previous twelve months.

5.   OTHER REAL ESTATE OWNED AND REPOSSESSED ASSETS

Other Real Estate Owned

Other real estate and certain other assets acquired in foreclosure are reported at the net realizable value of the property, less estimated costs to sell. The following table summarizes foreclosed property activity during the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	(Dollars in Thousands)	
Beginning balance	$ 602	$ 686
Additions[1]	1,027	—
Sales proceeds	—	(15)
Gross gains	—	1
Gross losses	—	(6)
Net gains	—	(5)
Impairment	(120)	(64)
Ending balance	$ 1,509	$ 602

[1]   Additions to other real estate owned ("OREO") may include transfers from loans, transfers from closed branches, and capitalized improvements to existing OREO properties.

Valuation adjustments are recorded in other non-interest expense and are primarily post-foreclosure write-downs that are the result of continued declining property values based on updated appraisals or other indications of value, such as offers to purchase. Net realizable value less estimated costs to sell of foreclosed residential real estate held by the Company was zero as of both December 31, 2024 and 2023. In addition, the Company did not hold any consumer mortgage loans collateralized by residential real estate that were in the process of foreclosure as of both December 31, 2024 and 2023.

Repossessed Assets

The Company also acquires assets through the repossession of the underlying collateral of loans in default. Total repossessed assets as of December 31, 2024 and 2023 were $0.2 million and $0.3 million, respectively. Repossessed assets are included in other assets in the Company's consolidated balance sheets.

6.   GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is tested for impairment annually, or more often if circumstances warrant. If, as a result of impairment testing, it is determined that the fair value of goodwill is lower than its carrying amount, goodwill must be written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the consolidated financial statements. Goodwill totaled $7.4 million as of both December 31, 2024 and 2023. Goodwill impairment was neither indicated nor recorded during the years ended December 31, 2024 and 2023.

Core deposit premiums are amortized over a seven-year period and are periodically evaluated, at least annually, as to the recoverability of their carrying value. No write-downs of core deposit premiums were recorded by the Company during the years ended December 31, 2024 and 2023.

The Company's goodwill and other intangible assets (carrying basis and accumulated amortization) as of December 31, 2024 and 2023 were as follows:

	December 31, 2024 (Dollars in Thousands)	December 31, 2023 (Dollars in Thousands)
Goodwill	$ 7,435	$ 7,435
Core deposit intangible assets:		
Gross carrying amount	2,048	2,048
Accumulated amortization	(1,999)	(1,877)
Core deposit intangible, net	49	171
Total	$ 7,484	$ 7,606

The Company's estimated remaining amortization expense on intangible assets as of December 31, 2024 was as follows:

	Amortization Expense (Dollars in Thousands)
2025	$ 49
Total	$ 49

The net carrying amount of the Company's core deposit assets is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from use and eventual disposition. That assessment is based on the carrying amount of the intangible assets subject to amortization at the date on which it is tested for recoverability. Intangible assets subject to amortization are tested by the Company for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

7. **PREMISES AND EQUIPMENT**

Premises and equipment are summarized as follows:

	December 31,	
	2024	2023
	(Dollars in Thousands)	
Land	$ 5,390	$ 5,390
Premises	24,798	24,798
Furniture, fixtures and equipment	16,972	16,065
Construction in progress	891	159
Total cost of premises and equipment	48,051	46,412
Less accumulated depreciation	(23,248)	(22,014)
Total premises and equipment, net	$ 24,803	$ 24,398

Depreciation expense of $1.6 was recorded in both 2024 and 2023.

8. DEPOSITS

As of December 31, 2024, the scheduled maturities of the Company's time deposits were as follows:

	(Dollars in Thousands)
2025	$ 264,805
2026	32,714
2027	26,682
2028	8,689
2029 and after	2,195
Total	$ 335,085

Time deposits greater than $250 thousand totaled $62.5 million and $48.0 million as of December 31, 2024 and 2023, respectively. Included in deposits, the Company held brokered certificates of deposit totaling $72.4 million and $82.7 million as of December 31, 2024 and 2023, respectively. Deposits from related parties held by the Company totaled $12.0 million and $4.9 million as of December 31, 2024 and 2023, respectively.

9. BORROWINGS

Short-Term Borrowings

Short-term borrowings may consist of federal funds purchased, securities sold under repurchase agreements, and short-term FHLB advances with original maturities of one year or less.

- Federal funds purchased, which represent unsecured lines of credit that generally mature within one to 90 days, are available to the Bank through arrangements with correspondent banks and the FRB. As of both December 31, 2024 and 2023, there were no federal funds purchased outstanding.

- Securities sold under repurchase agreements, which are secured borrowings, generally are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. The Bank monitors the fair value of the underlying securities on a daily basis. There were no securities sold under repurchase agreements as of December 31, 2024 and 2023.

- Short-term FHLB advances are secured borrowings available to the Bank as an alternative funding source. As of both December 31, 2024 and 2023, the Bank had $10.0 million in outstanding FHLB advances with original maturities of less than one year.

Long-Term Borrowings

FHLB Advances

The Company may use FHLB advances with original maturities of more than one year as an alternative to funding sources with similar maturities, such as certificates of deposit or other deposit programs. These advances generally offer more attractive rates than other mid-term financing options. They are also flexible, allowing the Company to quickly obtain the necessary maturities and rates that best suit its overall asset/liability strategy. FHLB advances with an original maturity of more than one year are classified as long-term. As of both December 31, 2024 and 2023, the Company did not have any long-term FHLB advances outstanding.

Subordinated Debt

On October 1, 2021, the Company completed a private placement of $11.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes that will mature on October 1, 2031 (the "Notes"). The Notes bear interest at a rate of 3.50% per annum for the first five years; then the interest rate will be reset quarterly to a benchmark interest rate per annum which, subject to certain conditions provided in the Notes, will be equal to the then current three-month term Secured Overnight

Financing Rate ("SOFR") plus 275 basis points. The Company has used and expects to continue to use, the net proceeds for general corporate purposes, which may include the repurchase of the Company's common stock, and to support organic growth plans, including the maintenance of capital ratios. Following receipt of the net proceeds of the Notes, the Company invested $5.0 million into capital surplus of the Bank. Net of unamortized debt issuance costs, the Notes were recorded as long-term borrowings totaling $10.9 million and $10.8 million, as of December 31, 2024 and 2023, respectively.

	2024	2023
	(Dollars in Thousands)	
Balance at year-end	$ 10,872	$ 10,799
Average balance during the year	$ 10,836	$ 10,766
Maximum month-end balance during the year	$ 10,872	$ 10,799
Average rate paid during the year, including amortization of debt issuance costs	4.20%	4.20%
Weighted average remaining maturity (in years)	6.75	7.75

Available Credit

As an additional funding source, the Company has available unused lines of credit with correspondent banks, the FRB and the FHLB. Certain of these funding sources are subject to underlying collateral availability. As of December 31, 2024 and 2023, the Company's available unused lines of credit consisted of the following:

Available Unused Lines of Credit	Collateral Requirements	December 31, 2024	December 31, 2023
Correspondent banks	None	$48.0 million	$48.0 million
FHLB advances [1]	Subject to collateral	$319.9 million	$279.4 million
FRB [2]	Subject to collateral	$165.1 million	$161.7 million

(1) These amounts represent the total remaining credit the Company has from the FHLB, but this credit can only be utilized to the extent that underlying collateral exists. The total lendable collateral value of assets pledged (including loans and investment securities) associated with FHLB advances and letters of credit totaled $55.4 million and $61.7 million as of December 31, 2024 and 2023, respectively. The Company's collateral exposure with the FHLB in the form of advances and letters of credit was $10.0 million and $40.0 million as of December 31, 2024 and 2023, respectively, leaving an excess of collateral of $45.4 million and $21.7 million available to utilize for additional credit as of the respective dates. The Company also has the ability to pledge additional assets to increase the availability of borrowings.

(2) The Company has access to the FRB's discount window, which allows borrowing on pledged collateral that includes eligible investment securities and loans under 90-day terms. The amounts shown in the table represent the Company's unused borrowing capacity as of the applicable date based on collateral pledged to the FRB's discount window.

10. INCOME TAXES

The consolidated provisions for income taxes for the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
	(Dollars in Thousands)	
Federal		
Current	$ 1,458	$ 2,121
Deferred	538	70
Total federal	1,996	2,191
State		
Current	543	532
Deferred	45	63
Total state	588	595
Total	$ 2,584	$ 2,786

The consolidated tax expense differed from the amount computed by applying the Company's federal statutory income tax rate of 21.0% in 2024 and 2023 as described in the following table:

	2024	2023
	(Dollars in Thousands)	
Income tax expense at federal statutory rate	$ 2,258	$ 2,368
Increase (decrease) resulting from:		
Tax-exempt interest	(52)	(55)
Bank-owned life insurance	(74)	(64)
State income tax expense, net of federal income taxes	414	406
Apportionment and state rate changes	119	13
Other	(81)	118
Total	$ 2,584	$ 2,786

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2024 and 2023 are presented below:

	2024	2023
	(Dollars in Thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 2,657	$ 2,719
Deferred compensation	749	817
Deferred commissions and fees	368	372
Unrealized loss on securities available-for-sale	1,676	2,332
Other	554	1,000
Total gross deferred tax assets	6,004	7,240
Deferred tax liabilities:		
Premises and equipment	1,329	1,284
Core deposit intangible	12	42
Limited partnerships	112	96
Unrealized gain on cash flow hedges	227	188
Other	260	288
Total gross deferred tax liabilities	1,940	1,898
Net deferred tax asset, included in other assets	$ 4,064	$ 5,342

The Company did not have any federal or state net operating loss carryforwards as of December 31, 2024 or December 31, 2023. The Company files income tax returns with the federal government and several states. The majority of its income is attributable to the states of Alabama and Tennessee. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and the states in which it filed for the years ended December 31, 2021 through 2024.

As of December 31, 2024, the Company had no unrecognized tax benefits related to federal or state income tax matters and does not anticipate any material increase or decrease in unrecognized tax benefits relative to any tax positions taken prior to December 31, 2024. As of December 31, 2024, the Company had accrued no interest and no penalties related to uncertain tax positions.

11. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) Plan (the "401(k) Plan"). The 401(k) Plan allows participants to defer a portion of their compensation on a pre-tax basis, subject to the statutory annual contribution limit. For 2024 and 2023, the Company made "safe harbor" contributions on behalf of participants in the form of a match that was equal to 100% of each participant's elective deferrals, up to a maximum of 4% of the participant's eligible compensation. The 401(k) Plan also allows the Company to make discretionary matching contributions on behalf of participants equal to 2% of each participant's elective deferrals. No discretionary match was made in 2024 or 2023. The Company's matching contributions to the 401(k) Plan totaled $0.4 million in both 2024 and 2023.

Participants can elect to invest up to 20% of incoming contributions (measured at the time of investment) in the 401(k) Plan in the form of Company stock. The 401(k) Plan held 119,915 and 170,910 shares of Company stock as of December 31, 2024 and

2023, respectively. These shares are allocated to participants in the 401(k) Plan and, accordingly, are included in the earnings per share calculations.

12. DEFERRED COMPENSATION PLANS

Supplemental Retirement Benefits

The Company has entered into separate supplemental retirement compensation benefits agreements with certain non-employee directors and former executive officers. These agreements are structured as nonqualified retirement plans for federal income tax purposes. The Company's obligation under these agreements is accrued as deferred compensation in accordance with the terms of the individual contracts over the required service period to the date the employee is eligible to receive benefits. The Company's deferred compensation obligation under these agreements totaled $2.7 million and $2.9 million as of December 31, 2024 and 2023, respectively.

Non-Employee Directors' Deferred Compensation Plan

Non-employee directors may elect to defer payment of all or any portion of their Bancshares and Bank director fees under Bancshares' Non-Employee Directors' Deferred Compensation Plan (the "Deferral Plan"). The Deferral Plan permits non-employee directors to invest their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or shares of Bancshares' common stock. Neither Bancshares nor the Bank makes any contribution to participants' accounts under the Deferral Plan. As of December 31, 2024 and 2023, a total of 108,190 shares and 113,042 shares of Bancshares common stock, respectively, were deferred in connection with the Deferral Plan. All deferred fees, whether in the form of cash or shares of Bancshares common stock, are reflected as compensation expense in the period earned. The Company classifies all deferred directors' fees allocated to be paid in shares as additional paid-in capital. The Company may use issued shares or shares of treasury stock to satisfy these obligations when due.

13. STOCK AWARDS

In 2013, Bancshares' shareholders authorized the Company to provide share-based compensation awards to eligible employees, directors and consultants of the Company and its affiliates pursuant to the 2013 Incentive Plan. Available award types included stock options, stock appreciation rights, restricted stock and restricted stock units, and performance share awards. The 2013 Incentive Plan, as amended in 2019, expired in March 2023. In April 2023, Bancshares' shareholders approved the 2023 Incentive Plan, which authorizes the Compensation Committee of the Board of Directors to grant substantially the same types of share-based awards to eligible employees, directors and consultants. Collectively, the 2013 Incentive Plan and the 2023 Incentive Plan are herein referred to as the Company's "Incentive Plan." In accordance with the Incentive Plan, shares of common stock available for issuance pursuant to the grants may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner. Since the origination of the Incentive Plan, through December 31, 2024, only stock options and restricted stock have been granted. Stock-based compensation expense related to stock awards totaled $0.6 million and $0.5 million for the years ended December 31, 2024 and 2023, respectively.

Stock Options

Stock option awards have been granted with an exercise price equal to the market price of the Company's common stock on the date of the grant and have vesting periods ranging from one to three years, with 10-year contractual terms. The Company recognizes the cost of services received in exchange for stock option awards based on the grant date fair value of the award, with compensation expense recognized on a straight-line basis over the award's vesting period. The fair value of outstanding awards was determined using the Black-Scholes option pricing model at the date of grant. The Company did not grant any stock option awards during the years ended December 31, 2024 and 2023.

The following table summarizes the Company's stock option activity for the periods presented.

| | Year Ended | | | |
| | December 31, 2024 | | December 31, 2023 | |
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Options:				
Outstanding, beginning of year	411,900	$ 9.77	419,650	$ 9.79
Granted	—	—	—	—
Exercised	136,050	8.19	500	8.00
Forfeited	7,600	8.09	7,250	10.82
Options outstanding, end of year	268,250	$ 10.62	411,900	$ 9.77
Options exercisable, end of year	268,250	$ 10.62	411,900	$ 9.77

The aggregate intrinsic value of stock options outstanding (calculated as the amount by which the market value of underlying stock exceeds the exercise price of the option) was $0.6 million and $0.5 million as of December 31, 2024 and 2023, respectively.

Restricted Stock

During the years ended December 31, 2024 and 2023, 55,300 shares and 57,300 shares, respectively, of restricted stock were granted. Awards granted to employees had a three-year vesting period, while awards granted to non-employee directors had a one-year vesting period. The Company recognizes the cost of services received in exchange for restricted stock awards based on the grant date closing price of the stock, with compensation expense recognized on a straight-line basis over the award's vesting period.

The following table summarizes the Company's restricted stock award activity for the periods presented.

| | Year Ended | | | |
| | December 31, 2024 | | December 31, 2023 | |
	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Grant-Date Fair Value
Restricted stock awards:				
Nonvested shares, beginning of year	86,443	$ 10.03	71,348	$ 10.51
Granted	55,300	10.41	57,300	9.85
Released from restriction	47,644	9.96	38,320	10.64
Forfeited	1,500	10.41	3,885	10.11
Nonvested shares, end of year	92,599	$ 10.29	86,443	$ 10.03

14. SHAREHOLDERS' EQUITY

As of December 31, 2024, shareholders' equity totaled $98.6 million, or 9.0% of total assets, compared to $90.6 million, or 8.4% of total assets, as of December 31, 2023.

During the year ended December 31, 2024 the Company completed repurchases of 146,500 shares of its common stock at a weighted average price of $11.22 per share, or $1.6 million in aggregate. The repurchased shares were allocated to treasury stock under the Company's previously announced share repurchase program, which was expanded in 2024 to authorize the purchase of 600,000 additional shares. Share repurchases under the program may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate, subject to applicable regulatory requirements. The repurchase program does not obligate the Company to acquire any particular number of shares and may be suspended at any time at the Company's discretion. As of December 31, 2024, 912,813 shares remained available for repurchase under the program.

During the year ended December 31, 2024, the Company declared dividends totaling $0.22 per common share, or approximately $1.3 million in aggregate amount, compared to $0.20 per common share, or approximately $1.2 million in aggregate amount, during the year ended December 31, 2023. Dividends are paid at the discretion of the Company's Board of Directors, based on the Company's operating performance and financial position, including earnings, capital and liquidity. Dividends from the Bank are the Company's primary source of funds for the payment of dividends to shareholders. In addition, federal and state regulatory agencies have the authority to prevent the Company from paying a dividend to shareholders.

Regulatory Capital

The Bank is subject to the revised capital requirements as described in the section captioned "Supervision and Regulation – Capital Adequacy" included in Part I, Item I of this report. Under these requirements, the Bank is subject to minimum risk-based capital and leverage capital requirements, which are administered by the federal bank regulatory agencies. These capital requirements, as defined by federal regulations, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements of the Bank and Bancshares, and could impact Bancshares' ability to pay dividends. The Bank's minimum risk-based capital requirements include the fully implemented capital conservation buffer of 2.50%. As of both December 31, 2024 and 2023, the Bank exceeded all applicable minimum capital standards. In addition, the Bank met applicable regulatory guidelines to be considered well-capitalized as of both December 31, 2024 and 2023. To be categorized in this manner, the Bank maintained common equity Tier 1 risk-based capital, Tier 1 risk-based capital, total risk-based capital and Tier 1 leverage ratios as set forth in the tables below. In addition, the Bank was not subject to any written agreement, order, capital directive or prompt corrective action directive issued by its primary federal regulator to meet and maintain a specific level for any capital measures.

The following tables provide the Bank's actual regulatory capital amounts and ratios under regulatory capital standards in effect (Basel III) at December 31, 2024 and 2023:

	2024			
	Actual Regulatory Capital		**Minimum**	**To Be Well**
	Amount	**Ratio**	**Requirement**	**Capitalized**
	(Dollars in Thousands)			
Common equity Tier 1 capital (to risk-weighted assets)	$ 103,027	11.31%	7.00%	6.50%
Tier 1 capital (to risk-weighted assets)	103,027	11.31%	8.50%	8.00%
Total capital (to risk-weighted assets)	113,587	12.47%	10.50%	10.00%
Tier 1 leverage (to average assets)	103,027	9.50%	4.00%	5.00%

	2023			
	Actual Regulatory Capital		**Minimum**	**To Be Well**
	Amount	**Ratio**	**Requirement**	**Capitalized**
	(Dollars in Thousands)			
Common equity Tier 1 capital (to risk-weighted assets)	$ 98,220	10.88%	7.00%	6.50%
Tier 1 capital (to risk-weighted assets)	98,220	10.88%	8.50%	8.00%
Total capital (to risk-weighted assets)	109,296	12.11%	10.50%	10.00%
Tier 1 leverage (to average assets)	98,220	9.36%	4.00%	5.00%

No significant conditions or events have occurred since December 31, 2024 that management believes have affected the Bank's classification as "well-capitalized." Because of the size of the Company's balance sheet, there is currently no requirement for separate reporting of capital amounts and ratios for Bancshares. Accordingly, such amounts and ratios are not included.

Under the FDIC's final rule establishing the methodology for calculating deposit insurance assessments for banks with less than $10 billion in assets, the rate is determined based on a number of factors, including the bank's CAMELS ratings, leverage ratio, net income, non-performing loan ratios, OREO ratios, core deposit ratios, one-year organic asset growth and a loan mix index. The CAMELS rating system is a supervisory rating system developed to classify a bank's overall condition by taking into account capital adequacy, assets, management capability, earnings, liquidity and sensitivity to market and interest rate risk. The loan mix index component of the assessment model requires banks to calculate each of their loan categories as a percentage of assets and then multiply each category by a standardized historical charge-off rate percentage provided by the FDIC, with a higher index leading to a higher assessment rate. The rule implements maximum assessment rates for institutions with a composite CAMELS rating of 1 or 2 and minimum rates for institutions with a rating of 3, 4 or 5.

Dividend Restrictions

Under Delaware law, dividends may be paid only out of "surplus," defined as an amount equal to the present fair value of the total assets of the corporation, minus the present fair value of the total liabilities of the corporation, minus the capital of the corporation. In the event that there is no surplus, dividends may be paid out of the net profits of the corporation for the fiscal year in which the dividend is declared and/or the immediately preceding fiscal year. Dividends may not be paid, however, out of net profits of the corporation if the capital represented by the issued and outstanding stock of all classes having a preference on the distribution of assets is impaired. Further, the Federal Reserve permits bank holding companies to pay dividends only out of current earnings and only if future retained earnings would be consistent with the company's capital, asset quality and financial condition.

Since it has no significant independent sources of income, Bancshares' ability to pay dividends depends on its ability to receive dividends from the Bank. Under Alabama law, a state-chartered bank must annually transfer to surplus at least 10% of its "net earnings" (defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, less all current operating expenses, actual losses, accrued dividends on preferred stock and all federal, state and local taxes) until the bank's surplus is at least 20% of its capital. Until the bank's surplus reaches this level, a bank may not declare a dividend in excess of 90% of its net earnings. Once a bank's surplus equals or exceeds 20% of its capital, if the total of all dividends declared by the bank in a calendar year will exceed the sum of its net earnings for that year and its retained net earnings for the preceding two years (less any required transfers to surplus), then the bank must obtain prior written approval from the Superintendent of the Alabama State Banking Department. The bank may not pay any dividends or make any withdrawals or transfers from surplus without the prior written approval of the Superintendent. The FDIC prohibits the payment of cash dividends if (1) as a result of such payment, the bank would be undercapitalized or (2) the bank is in default with respect to any assessment due to the FDIC, including a deposit insurance assessment. These restrictions could materially influence the Bank's, and therefore Bancshares', ability to pay dividends.

15. LEASES

The Company is involved in a number of operating leases, primarily for branch locations. Branch leases have remaining lease terms ranging from two years to nine years, some of which include options to extend the leases for up to five years, and some of which include an option to terminate the lease within one year. The Bank also leases certain office facilities to third parties and classifies these leases as operating leases.

The following table provides a summary of the components of lease income and expense, as well as the reporting location in the consolidated statements of operations for the years ended December 31, 2024 and 2023:

| | | Year Ended | |
| | | December 31, 2024 | December 31, 2023 |
	Location	(Dollars in Thousands)	
Operating lease income [1]	Lease income	$ 1,033	$ 949
Operating lease expense [2]	Net occupancy and equipment	$ 565	$ 460

[1] Operating lease income includes rental income from owned properties.

[2] Includes short-term lease costs. For the years ended December 31, 2024 and 2023, short-term lease costs were nominal in amount.

The following table provides supplemental lease information for operating leases on the consolidated balance sheets as of December 31, 2024 and 2023:

	Location	December 31, 2024	December 31, 2023
		(Dollars in Thousands)	(Dollars in Thousands)
Operating lease right-of-use assets	Other assets	$ 1,921	$ 2,019
Operating lease liabilities	Other liabilities	$ 1,972	$ 2,055
Weighted-average remaining lease term (in years)		5.14	6.37
Weighted-average discount rate		4.08%	4.10%

The following table provides supplemental lease information for the consolidated statements of cash flows for the years ended December 31, 2024 and 2023:

	Year Ended	
	December 31, 2024	December 31, 2023
	(Dollars in Thousands)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 395	$ 455

The following table is a schedule of remaining future minimum lease payments for operating leases that had an initial or remaining non-cancellable lease term in excess of one year as of December 31, 2024:

	Minimum Rental Payments
	(Dollars in Thousands)
2025	$ 412
2026	419
2027	308
2028	269
2029	183
2030 and thereafter	746
Total future minimum lease payments	$ 2,337
Less: Imputed interest	365
Total	$ 1,972

16. DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company manages its exposures to business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amounts, sources, and duration of assets and liabilities. The Company uses interest rate derivative instruments to minimize unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Company's interest rate risk management strategy generally involves modifying the repricing characteristics of certain assets and liabilities to mitigate negative impacts on net interest margin and/or cash flow. Interest rate derivative instruments utilized by the Company generally include interest rate swap contracts or option contracts, such as caps and floors. The Company's existing credit derivatives are associated with loan participation arrangements, and are not used by the Company to manage interest rate risk in the Company's assets or liabilities. The fair values of derivative instruments are carried in the Company's consolidated balance sheets as assets and/or liabilities. The Company does not use derivatives for speculative purposes and generally enters into transactions that have a qualifying hedge relationship. When hedge accounting is used, derivatives are classified as either cash flow hedges or fair value hedges. The Company may also enter into derivative contracts that are not designated as hedges in order to mitigate economic risks or risks associated with volatility in connection with customer derivative transactions.

Cash Flow Hedges

In August 2024, the Company entered into two forward starting interest rate swap contracts with the objective of protecting the Company against variability in expected future cash flows attributed to changes in the SOFR interest rate on the designated notional of interest-bearing liabilities. Each of the contracts has a $20 million notional amount, or $40 million in aggregate. The interest rate swaps were designated as derivative instruments in cash flow hedges. In accordance with the related contracts, the Company pays a fixed interest rate and receives a variable interest rate based on the SOFR, on the notional amounts, with quarterly net settlements. The interest rate swap contracts are scheduled to terminate on September 6, 2027 and March 15, 2028. As of December 31, 2024, the hedge relationships for both swaps were designated effective, and accordingly, changes in the fair value of the contracts were included as an adjustment to accumulated other comprehensive income.

Fair Value Hedges

In June 2023, the Company entered into three forward interest rate swap contracts on a pool of fixed rate indirect consumer loans. Each of the three contracts has a $10.0 million notional amount, or $30.0 million in aggregate. The interest rate swaps were designated as derivative instruments in fair value hedges with the objective of effectively converting a pool of fixed rate indirect consumer loans to a variable rate throughout the hedge durations in accordance with the portfolio layer method. In accordance with the related contracts, for each swap, the Company pays a fixed interest rate and receives a variable interest rate based on the SOFR, on the notional amounts, with monthly net settlements. The three swap contracts are scheduled to terminate at different maturity dates, including December 1, 2025, December 1, 2026, and June 1, 2027. As of both December 31, 2024 and December 31, 2023, the hedge relationships for all three swaps were designated effective, and accordingly, changes in the fair value of the contracts were included as adjustment to the underlying fixed rate consumer loans.

Interest Rate Floors

In March 2024, the Company entered into two interest rate floor contracts, each with a notional amount of $25.0 million, or $50.0 million in aggregate. The interest rate floor contracts were not designated as hedging instruments, and accordingly, changes in the fair value of the contracts are being recorded as non-interest income or expense over the term of each contract. Both of the derivative contracts are intended to mitigate the Company's risk of loss associated with downward shifts in the SOFR. One of the contracts will provide cash flow to the Company in the event the SOFR decreases below 4.0% before the contract's designated termination date of March 27, 2025, while the other contract will provide cash flow to the Company in the event the SOFR decreases below 3.0% prior to the contract's designated termination date of March 27, 2026.

Credit Derivatives

During 2024, the Company entered into three credit risk participation agreements with lead participant banks with which the Company shares participation loans. The Company is the guarantor under these agreements to provide reimbursement of losses resulting from a third-party default on the underlying swap. For participating in the agreements, the Company received one-time fees which were included in other liabilities. The derivatives are not eligible for hedge accounting treatment. Accordingly, valuation changes are recorded directly to non-interest income or expense.

Previously Terminated Hedges

In February 2023, the Company voluntarily terminated four interest rate swap contracts, each with notional amounts of $10.0 million, or an aggregate amount of $40.0 million. Two of the swaps were previously designated as cash flow hedges, while two were previously designated as fair value hedges. The termination of the cash flow hedges resulted in a net unrealized gain totaling $1.1 million. The unrealized gain was initially recorded in accumulated other comprehensive income, net of tax, and is being reclassified to reduce interest expense over the original terms of the swap contracts. Remaining unrealized gains associated with these terminated cash flow hedges totaled $0.3 million and $0.7 million as of December 31, 2024 and 2023, respectively. The termination of the fair value hedges resulted in an unrealized gain totaling $1.0 million which is being reclassified to increase interest income over the original terms of the swap contracts. Remaining unrealized gains associated with the fair value hedges totaled zero and $0.4 million as of December 31, 2024 and 2023, respectively.

In May 2022, the Company voluntarily terminated one interest rate swap contract with a notional amount of $10.0 million. The swap was previously designated as a cash flow hedge. The termination resulted in a net unrealized gain of $0.3 million. The unrealized gain was initially recorded in accumulated other comprehensive income, net of tax, and was reclassified to reduce interest expense over the original term of the swap contract. Remaining unrealized gains associated with this terminated cash flow hedge totaled zero and $84 thousand as of December 31, 2024 and 2023, respectively.

Presentation

The following table reflects the notional amount and fair value of derivative instruments included on the Company's consolidated balance sheets on a net basis as of December 31, 2024 and 2023.

	As of December 31, 2024		As of December 31, 2023	
		Estimated Fair Value		Estimated Fair Value
	Notional Amount	Gain (Loss) [1]	Notional Amount	Gain (Loss) [1]
		(Dollars in Thousands)		
Derivatives designated as hedging instruments:				
Fair value hedges:				
Interest rate swaps related to fixed rate indirect consumer loans	$ 30,000	$ 69	$ 30,000	$ (119)
Total fair value hedges		69		(119)
Cash flow hedges:				
Interest rate swaps related to interest-bearing liabilities	$ 40,000	$ 609	$ —	$ —
Total cash flow hedges		609		—
Total derivatives designated as hedging instruments, net		678		(119)
Derivatives not designated as hedging instruments:				
Interest rate floors	$ 50,000	18	$ —	—
Credit risk participation agreements	$ 15,198	(54)	$ —	—
Total derivatives not designated as hedging instruments, net		$ (36)		$ —

[1] Derivatives in a gain position are recorded as other assets and derivatives in a loss position are recorded as other liabilities in the consolidated balance sheets.

The following table presents the net effects of derivative hedging instruments on the Company's consolidated statements of operations for the years ended December 31, 2024 and 2023. The effects, which include the reclassification of unrealized gains on terminated swap contracts, are presented as either an increase or decrease to income before income taxes in the relevant caption of the Company's consolidated statements of operations.

| | Location in the Consolidated Statements of Operations | Year Ended December 31, | |
| | | 2024 | 2023 |
		(Dollars in Thousands)	
Interest income	Interest and fees on loans	$ 788	$ 869
Interest expense	Interest on deposits	438	496
Interest expense	Interest on short-term borrowings	84	144
Non-interest income	Other non-interest income	144	-
Non-interest expense	Other non-interest expense	81	-
	Net increase to income before income taxes	$ 1,535	$ 1,509

17.   OTHER OPERATING INCOME AND EXPENSE

Other operating income for the years ended December 31, 2024 and 2023 consisted of the following:

	Year Ended December 31,	
	2024	2023
	(Dollars in Thousands)	
Bank-owned life insurance	$ 538	$ 471
ATM fee income	381	415
Gain on sales of premises and equipment and other assets	—	17
Other income	399	332
Total	$ 1,318	$ 1,235

Other operating expense for the years ended December 31, 2024 and 2023 consisted of the following:

	Year Ended December 31,	
	2024	2023
	(Dollars in Thousands)	
Postage, stationery and supplies	$ 560	$ 620
Telephone/data communication	779	722
Collection and recoveries	169	292
Directors fees	380	471
Software amortization	356	412
Other real estate/foreclosure expense, net	230	68
Other expense	2,280	2,557
Total	$ 4,754	$ 5,142

18. **GUARANTEES, COMMITMENTS AND CONTINGENCIES**

Credit

The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making these commitments as it does for on-balance sheet instruments.

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, letters of credit and others, that are not included in the consolidated financial statements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. A summary of these commitments and contingent liabilities is presented below:

	December 31,	
	2024	2023
	(Dollars in Thousands)	
Standby letters of credit	$ —	$ —
Standby performance letters of credit	896	669
Commitments to extend credit	120,703	141,121

Standby letters of credit and standby performance letters of credit are contingent commitments issued by the Bank generally to guarantee the performance of a customer to a third party. The Bank has recourse against the customer for any amount that it is required to pay to a third party under a standby letter of credit or standby performance letter of credit. Revenues are recognized over the lives of the standby letters of credit and standby performance letters of credit. As of December 31, 2024 and 2023, the potential amounts of future payments that the Bank could be required to make under its standby letters of credit and standby performance letters of credit, which represent the Bank's total credit risk in these categories, are included in the table above.

A commitment to extend credit is an agreement to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon the extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

At each quarter end date, the Company calculates an allowance for unfunded lending commitments, including those described in the table above. The Company's allowance for unfunded lending commitments totaled $0.4 million and $0.6 million as of December 31, 2024 and December 31, 2023, respectively. Additional discussion related to the calculation of the allowance for unfunded lending commitments is included in Note 4, "Loans and Leases".

Self-Insurance

The Company is self-insured for a significant portion of employee health benefits. However, the Company maintains stop-loss coverage with third-party insurers to limit the Company's individual claim and total exposure related to self-insurance. The Company estimates a liability for the ultimate costs to settle known claims, as well as claims incurred but not yet reported, as of the balance sheet date. The Company's recorded estimated liability for self-insurance is based on the insurance companies' incurred loss estimates and management's judgment, including assumptions and evaluation of factors related to the frequency and severity of claims, the Company's claims development history and the Company's claims settlement practices. The assessment of loss contingencies and self-insurance reserves is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of self-insurance accruals. Self-insurance accruals totaled $0.2 million as of both December 31, 2024 and 2023. The ultimate settlement of loss contingencies and self-insurance reserves may differ significantly from amounts accrued in the Company's consolidated financial statements.

Litigation

The Company is party to certain ordinary course litigation from time to time, and the Company intends to vigorously defend itself in all such litigation. In the opinion of the Company, based on review and consultation with legal counsel, the outcome of such ordinary course litigation should not have a material adverse effect on the Company's consolidated financial statements or results of operations.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows a uniform framework for estimating and classifying the fair value of financial instruments. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. The following disclosures should not be considered a representation of the liquidation value of the Company, but rather represent a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. In determining fair value, the Company uses various methods, including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair value. Assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 — Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange or Nasdaq. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

- Level 2 — Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

- Level 3 — Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The Company rarely transfers assets and liabilities measured at fair value between Level 1 and Level 2 measurements. Trading account assets and securities available-for-sale may be periodically transferred to or from Level 3 valuation based on management's conclusion regarding the best method of pricing for an individual security. Such transfers are accounted for as if they occurred at the beginning of a reporting period. There were no such transfers during the years ended December 31, 2024 or 2023.

Fair Value Measurements on a Recurring Basis

Securities Available-for-Sale

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include U.S. Treasury securities. Level 2 securities include government sponsored agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset-backed and other securities. Level 2 fair values are obtained from quoted prices of securities with similar characteristics. In certain cases, where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Derivative Agreements

Derivative agreements include those used by the Company to mitigate risk associated with changes in interest rates, as well as credit derivatives associated with risk participation agreements in certain loans. The fair value of these agreements is based on information obtained from third-party financial institutions. This information is periodically evaluated by the Company and, as necessary, corroborated against other third-party valuations. The Company classifies these derivative assets within Level 2 of the valuation hierarchy.

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023.

	Totals At December 31, 2024	Fair Value Measurements as of December 31, 2024 Using		
		Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in Thousands)		
Investment securities, available-for-sale				
Mortgage-backed securities:				
Residential	$ 85,282	$ —	$ 85,282	$ —
Commercial	11,920	—	11,920	—
Obligations of U.S. government-sponsored agencies	10,834	—	10,834	—
Obligations of states and political subdivisions	1,549	—	1,549	—
Corporate notes	15,944		15,944	—
U.S. Treasury securities	42,359	42,359	—	—
Derivative contracts:				
Other assets - interest rate swaps	678	—	678	—
Other assets - interest rate floors	18	—	18	—
Other liabilities - credit risk participation agreements	54	—	54	—

	Fair Value Measurements as of December 31, 2023 Using			
	Totals At December 31, 2023	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in Thousands)			
Investment securities, available-for-sale				
Mortgage-backed securities:				
Residential	$ 44,728	$ —	$ 44,728	$ —
Commercial	9,040	—	9,040	—
Obligations of U.S. government-sponsored agencies	11,280	—	11,280	—
Obligations of states and political subdivisions	1,558	—	1,558	—
Corporate notes	14,957		14,957	—
U.S. Treasury securities	54,002	54,002	—	—
Derivative contracts:				
Other liabilities - interest rate swaps	119	—	119	—

Fair Value Measurements on a Non-recurring Basis

Collateral dependent Loans

Loans are considered collateral dependent when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest payments due under the contractual terms of the loan agreement. These loans are evaluated separately in accordance with the Company's policies for calculating the allowance for credit losses on loans and leases. The fair value of collateral dependent loans with specific allocations of the allowance for credit losses on loans and leases is typically based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by independent appraisers to adjust for differences between the comparable sales and income data available. Appraised values are discounted by management for estimated costs to sell and may be discounted further based on management's knowledge of the collateral, changes in market conditions since the most recent appraisal and/or management's knowledge of the borrower and the borrower's business. Such adjustments are usually significant and typically result in Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge of the borrower's business, resulting in a Level 3 fair value classification. Collateral dependent loans are evaluated on a quarterly basis and adjusted accordingly.

OREO and Other Assets Held-for-Sale

OREO consists of properties obtained through foreclosure or in satisfaction of loans and is recorded at net realizable value, less estimated cost to sell. Estimates of fair value are generally based on third-party appraisals of the property and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes discounted based on management's knowledge of the property and/or changes in market conditions from the date of the most recent appraisal. Such discounts are typically significant unobservable inputs for determining fair value.

As of both December 31, 2024 and 2023, included within OREO were certain assets that were formerly included as premises and equipment but have been removed from service, and as of the balance sheet date, were designated as assets to be disposed of by sale. These include assets associated with branches of the Bank that have been closed. When an asset is designated as held-for-sale, the Company ceases depreciation of the asset, and the asset is recorded at the lower of its carrying amount or fair value less estimated cost to sell. Estimates of fair value are generally based on third-party appraisals of the property and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes discounted based on management's knowledge of the property and/or changes in market conditions from the date of the most recent appraisal. Such discounts are typically unobservable inputs for determining fair value.

The following table presents the balances of collateral dependent loans, OREO and other assets held-for-sale measured at fair value on a non-recurring basis as of December 31, 2024 and 2023:

	Fair Value Measurements as of December 31, 2024 Using			
	Totals At December 31, 2024	**Quoted Prices in Active Markets For Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
	(Dollars in Thousands)			
Collateral dependent loans	$ 2,026	$ —	$ —	$ 2,026
OREO and other assets held-for-sale	1,509	—	—	1,509

	Fair Value Measurements as of December 31, 2023 Using			
	Totals At December 31, 2023	**Quoted Prices in Active Markets For Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
	(Dollars in Thousands)			
Collateral dependent loans	$ 51	$ —	$ —	$ 51
OREO and other assets held-for-sale	602	—	—	602

Non-recurring Fair Value Measurements Using Significant Unobservable Inputs

The following tables present information regarding assets and liabilities measured at fair value using significant unobservable inputs (Level 3) as of December 31, 2024 and 2023. The table includes the valuation techniques and the significant unobservable inputs utilized. The range of each unobservable input and the weighted average within the range utilized as of December 31, 2024 and 2023 are both included. Following the tables is a description of the valuation technique and the sensitivity of the technique to changes in the significant unobservable input.

| | **Level 3 Significant Unobservable Input Assumptions** | | |
	Fair Value December 31, 2024 **(Dollars in Thousands)**	**Valuation Technique**	**Unobservable Input**	**Quantitative Range of Unobservable Inputs (Weighted Average)**
Non-recurring fair value measurements:				
Collateral dependent loans	$2,026	Multiple data points, including discount to appraised value of collateral based on recent market activity	Appraisal comparability adjustment (discount)	9%- 10% 9.5%
OREO and other assets held-for-sale	$1,509	Discount to appraised value of property based on recent market activity for sales of similar properties	Appraisal comparability adjustment (discount)	9%- 10% 9.5%

Level 3 Significant Unobservable Input Assumptions

	Fair Value December 31, 2023 (Dollars in Thousands)	Valuation Technique	Unobservable Input	Quantitative Range of Unobservable Inputs (Weighted Average)	
Non-recurring fair value measurements:					
Collateral dependent loans	$51	Multiple data points, including discount to appraised value of collateral based on recent market activity	Appraisal comparability adjustment (discount)	9%-10%	9.5%
OREO and other assets held-for-sale	$602	Discount to appraised value of property based on recent market activity for sales of similar properties	Appraisal comparability adjustment (discount)	9%-10%	9.5%

Collateral dependent loans

Collateral dependent loans are valued based on multiple data points indicating the fair value for each loan. The primary data point is the appraisal value of the underlying collateral, to which a discount is applied. Management establishes this discount or comparability adjustment based on recent sales of similar property types. As liquidity in the market increases or decreases, the comparability adjustment and the resulting asset valuation are impacted.

OREO

OREO under a binding contract for sale is valued based on contract price. If no sales contract is pending for a specific property, management establishes a comparability adjustment to the appraised value based on historical activity, considering proceeds for properties sold versus the corresponding appraised value. Increases or decreases in realization for properties sold impact the comparability adjustment for similar assets remaining on the balance sheet.

Other Assets Held-for-Sale

Assets designated as held-for-sale that are under a binding contract are valued based on the contract price. If no sales contract is pending for a specific property, management establishes a comparability adjustment to the appraised value based on historical activity, considering proceeds for properties sold versus the corresponding appraised value. Increases or decreases in realization for properties sold impact the comparability adjustment for similar assets remaining on the balance sheet. There were no other assets held for sale as of December 31, 2024 and 2023.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents: The carrying amount of cash and cash equivalents approximates fair value.

Federal funds sold and securities purchased under reverse repurchase agreements: Federal funds sold and securities purchased under reverse repurchase agreements all contain maturities of 30 days or less, and therefore, their carrying amount approximates fair value.

Federal Home Loan Bank stock: Based on the redemption provision of the FHLB, the stock has no quoted market value and is carried at cost.

Investment securities: Fair values of investment securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on market prices of comparable instruments.

Derivative instruments: The fair value of derivative instruments is based on information obtained from a third-party financial institution. This information is periodically evaluated by the Company and, as necessary, corroborated against other third-party information.

Accrued interest receivable and payable: The carrying amount of accrued interest approximates fair value.

Loans, net: The fair value of loans is estimated on an exit price basis incorporating contractual cash flow, prepayment discount spreads, credit loss and liquidity premiums.

Demand and savings deposits: The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest-bearing demand deposits, savings accounts, NOW accounts and money market demand accounts.

Time deposits: The fair values of relatively short-term time deposits are equal to their carrying values. Discounted cash flows are used to value long-term time deposits. The discount rate used is based on interest rates currently offered by the Company on comparable deposits as to amount and term.

Short-term borrowings: These borrowings may consist of federal funds purchased, securities sold under agreements to repurchase and the floating rate borrowings from the FHLB account. Due to the short-term nature of these borrowings, fair values approximate carrying values.

Long-term borrowings: The fair value of this debt is estimated using discounted cash flows based on the Company's current incremental borrowing rate for similar types of borrowing arrangements as of the determination date.

Off-balance sheet instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees currently charged to enter into such agreements.

The estimated fair value and related carrying or notional amounts, as well as the level within the fair value hierarchy, of the Company's financial instruments as of December 31, 2024 and 2023 were as follows:

	December 31, 2024				
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
	(Dollars in Thousands)				
Assets:					
Cash and cash equivalents	$ 47,216	$ 47,216	$ 47,216	$ —	$ —
Investment securities available-for-sale	167,888	167,888	42,359	125,529	—
Investment securities held-to-maturity	682	642	—	642	—
Federal funds sold and securities purchased under reverse repurchase agreements	5,727	5,727	—	5,727	—
Federal Home Loan Bank stock	1,256	1,256	—	—	1,256
Loans, net of allowance for credit losses	812,855	759,870	—	—	759,870
Other assets - interest rate swaps	678	678	—	678	—
Other assets - interest rate floors	18	18	—	18	—
Liabilities:					
Deposits	972,557	893,814	—	893,814	—
Short-term borrowings	10,000	10,000	—	10,000	—
Long-term borrowings	10,872	9,590		9,590	
Other liabilities - credit risk participation agreements	54	54	—	54	—

	December 31, 2023				
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
	(Dollars in Thousands)				
Assets:					
Cash and cash equivalents	$ 50,279	$ 50,279	$ 50,279	$ —	$ —
Investment securities available-for-sale	135,565	135,565	54,002	81,563	—
Investment securities held-to-maturity	1,104	1,041	—	1,041	—
Federal funds sold	9,475	9,475	—	9,475	—
Federal Home Loan Bank stock	1,201	1,201	—	—	1,201
Loans, net of allowance for loan losses	811,284	773,800	—	—	773,800
Liabilities:					
Deposits	950,191	882,746	—	882,746	—
Short-term borrowings	10,000	10,000	—	10,000	—
Long-term borrowings	10,799	9,814		9,814	

20. SEGMENT REPORTING

Bancshares is a bank holding company. Bancshares operates one banking subsidiary, the Bank. The Bank reporting unit is the only reportable segment of the Company. The Bank conducts a general commercial banking business and offers banking services such as demand, savings, individual retirement account and time deposits, personal and commercial loans, safe deposit box services and remote deposit capture. The Bank provides a wide range of commercial banking services to small- and medium-sized businesses, property managers, business executives, professionals and other individuals. The Bank also performs indirect lending through third-party retailers and currently conducts this lending in 17 states. Other than this indirect lending program, the Bank derives its revenue primarily in the southeast United States. The Bank does not have any customers that produce revenues of 10% or more.

The Company's chief operating decision makers (the "CODM") consist of a group of senior executive officers of Bancshares and the Bank that includes the chief executive officer, the chief financial officer, the chief information and consumer banking officer, the chief risk officer, the chief commercial lending officer, and the chief consumer lending officer.

The CODM uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the Bank segment or into other parts of the entity, such as for acquisitions or to pay dividends. Net income is used to monitor budget versus actual results. The CODM also uses net income in competitive analysis by benchmarking to the Company's competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's compensation.

The accounting policies of the Bank segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the Bank segment and decides how to allocate resources based on net income that also is reported on the income statement as consolidated net income. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

The table below provides information related to the Company's Bank operating segment for the years ended December 31, 2024 and 2023:

	Bank Segment	
	Year Ended December 31,	
	2024	2023
	(Dollars in Thousands)	
Income:		
Interest income	$ 58,260	$ 52,806
Non-interest income	3,583	3,381
Total income	61,843	56,187
Less:		
Interest expense	22,111	15,456
Provision for credit losses	622	319
Salaries and employee benefits	15,460	16,076
Net occupancy and equipment	3,761	3,479
Computer services	1,687	1,756
Insurance expense and assessments	1,510	1,583
Fees for professional services	1,184	1,105
Postage, stationery and supplies	560	620
Telephone/data communication	779	722
Collection and recoveries	169	292
Directors fees	380	471
Software amortization	356	412
Other real estate/foreclosure expense, net	230	68
Other expense [1]	2,280	2,557
Provision for income taxes	2,584	2,786
Consolidated net income	$ 8,170	$ 8,485

(1) Other expense includes advertising, travel and business development, and life insurance expense.

21. FIRST US BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Balance Sheets

	Year Ended December 31,	
	2024	**2023**
	(Dollars in Thousands)	
Assets:		
Cash on deposit	$ 2,716	$ 1,856
Investment in subsidiaries	106,167	99,395
Other assets	718	343
Total assets	$ 109,601	$ 101,594
Liabilities:		
Other liabilities	$ 105	$ 201
Long-term borrowings	10,872	10,799
Shareholders' equity	98,624	90,594
Total liabilities and shareholders' equity	$ 109,601	$ 101,594

Statements of Operations

	Year Ended December 31,	
	2024	**2023**
	(Dollars in Thousands)	
Income:		
Dividend income, First US Bank	$ 5,541	$ 3,460
Total income	5,541	3,460
Expense	1,450	1,362
Gain before equity in undistributed income of subsidiaries	4,091	2,098
Equity in undistributed income of subsidiaries	4,079	6,387
Net income	$ 8,170	$ 8,485

Statements of Cash Flows

	Year Ended December 31,	
	2024	**2023**
	(Dollars in Thousands)	
Cash flows from operating activities:		
Net income	$ 8,170	$ 8,485
Adjustments to reconcile net income to net cash provided by operating activities:		
Distributions in excess of undistributed income of subsidiaries	(4,079)	(6,387)
Change in other assets and liabilities	(388)	(475)
Net cash provided by operating activities	3,703	1,623
Cash flows from financing activities:		
Net share-based compensation transactions	64	(25)
Dividends paid	(1,264)	(1,175)
Treasury stock repurchases	(1,643)	(1,422)
Net cash used in financing activities	(2,843)	(2,622)
Net increase (decrease) in cash	860	(999)
Cash at beginning of year	1,856	2,855
Cash at end of year	$ 2,716	$ 1,856

22. QUARTERLY DATA (UNAUDITED)

	Year Ended December 31,							
	2024				**2023**			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	**Fourth Quarter**	**Third Quarter**	**Second Quarter**	**First Quarter**
	(Dollars in Thousands, Except Per Share Data)							
Interest income	$ 14,420	$ 15,017	$ 14,546	$ 14,277	$ 13,945	$ 13,902	$ 12,999	$ 11,960
Interest expense	5,672	5,832	5,370	5,237	4,835	4,419	3,676	2,526
Net interest income	8,748	9,185	9,176	9,040	9,110	9,483	9,323	9,434
Provision for credit losses	470	152	—	—	(434)	184	300	269
Net interest income after provision for credit losses	8,278	9,033	9,176	9,040	9,544	9,299	9,023	9,165
Non-interest:								
Income	982	901	835	865	916	837	799	829
Expense	6,947	6,990	7,272	7,147	7,401	7,319	7,151	7,270
Income before income taxes	2,313	2,944	2,739	2,758	3,059	2,817	2,671	2,724
Provision for income taxes	599	722	612	651	782	704	648	652
Net income after taxes	$ 1,714	$ 2,222	$ 2,127	$ 2,107	$ 2,277	$ 2,113	$ 2,023	$ 2,072
Earnings per common share:								
Basic earnings	$ 0.30	$ 0.38	$ 0.36	$ 0.36	$ 0.38	$ 0.35	$ 0.34	$ 0.35
Diluted earnings	$ 0.29	$ 0.36	$ 0.34	$ 0.34	$ 0.36	$ 0.33	$ 0.31	$ 0.33
Dividends per share	$ 0.07	$ 0.05	$ 0.05	$ 0.05	$ 0.05	$ 0.05	$ 0.05	$ 0.05

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

Bancshares maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in Bancshares' Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to Bancshares' management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Bancshares' management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Bancshares' disclosure controls and procedures (as such term is defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of December 31, 2024, pursuant to the evaluation of these controls and procedures required by Rule 13a-15 of the Exchange Act. Based on that evaluation, Bancshares' management concluded, as of December 31, 2024, that Bancshares' disclosure controls and procedures are effective at the reasonable assurance level to ensure that the information required to be disclosed in Bancshares' periodic filings with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified.

There were no changes in Bancshares' internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, Bancshares' internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

This report is included in Item 8 beginning on page 54 and is incorporated herein by reference.

Item 9B. Other Information.

a)   None.

b)   Rule 10b5-1 Trading Arrangements

From time to time, members of the Company's Board of Directors and officers of the Company may enter into Rule 10b5-1 trading plans, which allow for the purchase or sale of common stock under pre-established terms at times when directors and officers might otherwise be prevented from trading under insider trading laws or because of self-imposed blackout periods. Such trading plans are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act and comply with the Company's insider trading policy. During the three months ended December 31, 2024, none of the Company's directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Bancshares has adopted a Code of Business Conduct and Ethics for directors, officers (including its Chief Executive Officer and Chief Financial Officer) and employees. This Code of Business Conduct and Ethics can be found on our website at http://www.fusb.com under the tabs "Investors – Governance – FUSB Policies." Bancshares will provide any interested person a copy of the Code of Business Conduct and Ethics free of charge, upon written request to First US Bancshares, Inc., Attention: Beverly J. Dozier, Corporate Secretary, 131 West Front Street, Post Office Box 249, Thomasville, Alabama 36784.

Insider Trading Policy

The Company has a Policy on Insider Trading (the "Policy) governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company believes that this Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 19.1 to this Form 10-K.

Other information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2025 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2025 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes, as of December 31, 2024, the securities that were authorized for issuance under the First US Bancshares, Inc. 2023 Incentive Plan (the "2023 Incentive Plan") and Bancshares' Non-Employee Directors' Deferred Compensation Plan (the "Deferral Plan").

The 2023 Incentive Plan was approved by Bancshares' shareholders in 2023 to succeed the 2013 Incentive Plan. It provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted awards and performance compensation awards to our employees, consultants and directors through its termination date in 2033. The 2023 Incentive Plan allows for 605,000 stock-based awards, plus the number of shares underlying any award granted under the 2013 Incentive Plan that expires, terminates, or is cancelled or forfeited.

The Deferral Plan permits non-employee directors to defer their directors' fees and receive the adjusted value of the deferred amounts in cash and/or in Bancshares' common stock and was approved by Bancshares' shareholders in 2004 and amended and restated by the Board of Directors effective July 1, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights [1]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) [2]
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	376,440	$ 9.80 [3]	519,686
Equity compensation plans not approved by shareholders	—	—	—
Total	376,440	$ 9.80 [3]	519,686

[1] Includes 268,250 shares subject to outstanding stock options originally awarded under the 2013 Incentive Plan and 108,190 shares to be issued under the Deferral Plan. Does not include 92,599 unvested time-based restricted stock awards outstanding under the 2013 Plan and the 2023 Plan as of December 31, 2024.

[2] Includes 497,400 shares available for issuance pursuant to future awards under the 2023 Incentive Plan, plus the number of eligible shares underlying awards granted under the 2013 Incentive Plan that were forfeited during the year ended December 31, 2024. Does not include shares reserved for future issuance under the Deferral Plan.

[3] Does not include amounts deferred pursuant to the Deferral Plan, as there is no exercise price associated with these deferred amounts.

The other information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2025 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2025 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2025 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   **Documents filed as part of this report**

    (1)   **Financial Statements.**

The consolidated financial statements of Bancshares and its subsidiaries, included herein in Item 8, are as follows:

- Management's Annual Report on Internal Control over Financial Reporting;

- Report of Independent Registered Public Accounting Firm – Carr, Riggs & Ingram, LLC (PCAOB ID 213);

- Consolidated Balance Sheets – December 31, 2024 and 2023;

- Consolidated Statements of Operations – Years Ended December 31, 2024 and 2023;

- Consolidated Statements of Comprehensive Income – Years Ended December 31, 2024 and 2023;

- Consolidated Statements of Changes in Shareholders' Equity – Years Ended December 31, 2024 and 2023;

- Consolidated Statements of Cash Flows – Years Ended December 31, 2024 and 2023; and

- Notes to Consolidated Financial Statements – Years Ended December 31, 2024 and 2023.

    (2)   **Financial Statement Schedules.**

The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable, or the required information is shown in the financial statements or notes thereto, which are incorporated by reference at subsection (a)(1) of this Item, above.

    (3)   **Exhibits.**

The exhibits to this report are listed in the exhibit index below.

(b) **Description of Exhibits**

The following exhibits are filed with this report or incorporated by reference.

Exhibit No.	Description
2.1#	Stock Purchase and Affiliate Merger Agreement, dated April 16, 2018, by and among First US Bancshares, Inc., First US Bank, The Peoples Bank, Tracy E. Thompson and Tyler S. Thompson, and Tracy E. Thompson as shareholder representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-14549), filed on April 17, 2018)
3.1	Certificate of Incorporation of United Security Bancshares, Inc. (incorporated by reference to Exhibit 3(i) to the Quarterly Report on Form 10-Q (File No. 000-14549), filed on November 12, 1999)
3.1A	Certificate of Amendment to the Certificate of Incorporation of United Security Bancshares, Inc., effective as of October 11, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 000-14549), filed on October 11, 2016)
3.2	Amended and Restated Bylaws of First US Bancshares, Inc., effective as of January 29, 2025 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 000-14549), filed on January 30, 2025)
4.1	Description of Registrant's Securities Registered Pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 18, 2020)
10.1	Amended and Restated Executive Employment Agreement, dated December 19, 2013 (effective as of January 1, 2014), by and among United Security Bancshares, Inc., First United Security Bank and James F. House (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-14549), filed on December 19, 2013)*
10.2	Amended and Restated Change in Control Agreement dated March 1, 2022, by and among First US Bancshares, Inc., First US Bank and Thomas S. Elley (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-14549), filed on March 4, 2022)*
10.3	Second Amended and Restated Change in Control Agreement dated March 1, 2022, by and among First US Bancshares, Inc., First US Bank, and William C. Mitchell (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 000-14549), filed on March 4, 2022)*
10.4	Change in Control Agreement dated May 20, 2014, by and among United Security Bancshares, Inc., First United Security Bank and Beverly J. Dozier (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 11, 2016)*
10.5	Amended and Restated Change in Control Agreement dated March 3, 2023, by and among First US Bancshares, Inc., First US Bank and Eric H. Mabowitz (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 10, 2023)*
10.6	Form of Director Indemnification Agreement between United Security Bancshares, Inc. and its directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-14549), filed on October 30, 2009)*
10.7	First US Bancshares, Inc. 2013 Incentive Plan, as amended on May 2, 2019 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 000-14549), filed on May 10, 2019)*
10.8	Form of Nonqualified Stock Option Agreement (Employees – Three-Year Vesting – 2016 Grants) (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 11, 2016)*
10.9	Form of Nonqualified Stock Option Agreement (Employees – Three-Year Vesting – 2017, 2018 and 2019 Grants) (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 15, 2018)*
10.10	Form of Nonqualified Stock Option Agreement (Employees – Three-Year Vesting) (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 18, 2020)*
10.11	Form of Restricted Stock Award Agreement (Employees – Three-Year Vesting) (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 18, 2020)*
10.12	Form of Restricted Stock Award Agreement (Non-Employee Directors – One-Year Vesting) (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 18, 2020)*

10.13	First United Security Bank Director Retirement Agreement dated October 17, 2002, with John C. Gordon (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q (File No. 000-14549), filed on November 14, 2002)*
10.13A	First Amendment to the First United Security Bank Director Retirement Agreement for John C. Gordon, dated November 20, 2008 (incorporated by reference to Exhibit 10.13A to the Annual Report on Form 10-K (File No. 000-14549), filed on March 16, 2009)*
10.13B	Second Amendment to the First United Security Bank Director Retirement Agreement for John C. Gordon, dated January 25, 2017 (incorporated by reference to Exhibit 10.15B to the Annual Report on Form 10-K (File No. 000-14549), filed on March 15, 2017)*
10.14	First United Security Bank Director Retirement Agreement dated October 16, 2002, with William G. Harrison (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 21, 2003)*
10.14A	First Amendment to the First United Security Bank Director Retirement Agreement for William G. Harrison, dated November 20, 2008 (incorporated by reference to Exhibit 10.14A to the Annual Report on Form 10-K (File No. 000-14549), filed on March 16, 2009)*
10.14B	Second Amendment to the First United Security Bank Director Retirement Agreement for William G. Harrison, dated January 25, 2017 (incorporated by reference to Exhibit 10.16B to the Annual Report on Form 10-K (File No. 000-14549), filed on March 15, 2017)*
10.15	First United Security Bank Director Retirement Agreement dated October 17, 2002, with Jack Meigs (incorporated by reference to Exhibit 10.13 to the Quarterly Report on Form 10-Q (File No. 000-14549), filed on November 14, 2002)*
10.15A	First Amendment to the First United Security Bank Director Retirement Agreement for Jack Meigs, dated November 20, 2008 (incorporated by reference to Exhibit 10.16A to the Annual Report on Form 10-K (File No. 000-14549), filed on March 16, 2009)*
10.15B	Second Amendment to the First United Security Bank Director Retirement Agreement for Jack Meigs, dated January 25, 2017 (incorporated by reference to Exhibit 10.17B to the Annual Report on Form 10-K (File No. 000-14549), filed on March 15, 2017)*
10.16	First United Security Bank Director Retirement Agreement dated October 17, 2002, with Bruce N. Wilson (incorporated by reference to Exhibit 10.18 to the Quarterly Report on Form 10-Q (File No. 000-14549), filed on November 14, 2002)*
10.16A	First Amendment to the First United Security Bank Director Retirement Agreement for Bruce N. Wilson, dated November 20, 2008 (incorporated by reference to Exhibit 10.21A to the Annual Report on Form 10-K (File No. 000-14549), filed on March 16, 2009)*
10.16B	Second Amendment to the First United Security Bank Director Retirement Agreement for Bruce N. Wilson, dated January 25, 2017 (incorporated by reference to Exhibit 10.19B to the Annual Report on Form 10-K (File No. 000-14549), filed on March 15, 2017)*
10.17	First United Security Bank Director Retirement Agreement, dated November 17, 2011, with Andrew C. Bearden, Jr. (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 30, 2012)*
10.18	First United Security Bank Director Retirement Agreement, dated November 30, 2011, with J. Lee McPhearson (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 30, 2012)*
10.19	First US Bancshares, Inc. Non-Employee Director Fee Schedule (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 000-14549), filed on August 11, 2021)*
10.20A	Real Estate Sales Agreement, dated April 20, 2015 (incorporated by reference to Exhibit 10.1A to the Current Report on Form 8-K (File No. 000-14549), filed on March 11, 2016)
10.20B	First Amendment to Real Estate Sales Agreement, dated May 26, 2015 (incorporated by reference to Exhibit 10.1B to the Current Report on Form 8-K (File No. 000-14549), filed on March 11, 2016)
10.20C	Second Amendment to Real Estate Sales Agreement, dated August 25, 2015 (incorporated by reference to Exhibit 10.1C to the Current Report on Form 8-K (File No. 000-14549), filed on March 11, 2016)

10.20D	Third Amendment to Real Estate Sales Agreement, dated September 17, 2015 (incorporated by reference to Exhibit 10.1D to the Current Report on Form 8-K (File No. 000-14549), filed on March 11, 2016)
10.20E	Fourth Amendment to Real Estate Sales Agreement, dated October 17, 2015 (incorporated by reference to Exhibit 10.1E to the Current Report on Form 8-K (File No. 000-14549), filed on March 11, 2016)
10.21	Form of Subordinated Note Purchase Agreement, dated October 1, 2021, by and among First US Bancshares, Inc. and the Purchasers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-14549), filed on October 4, 2021)
10.22	First US Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 000-14549), filed on November 8, 2023)*
10.23	2024 Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-14549), filed on February 12, 2024)*
10.24	2025 Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-14549), file on February 12, 2025)*
19.1	First US Bancshares, Inc. Insider Trading Policy
21	Subsidiaries of First US Bancshares, Inc.
23	Consent of Carr, Riggs & Ingram, LLC
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act, as amended
32	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 14, 2024)
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. First US Bancshares, Inc. agrees to furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

* Indicates a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

Bancshares has elected not to provide a summary of the information contained in this report at this time.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 14th day of March, 2025.

FIRST US BANCSHARES, INC.

By: /s/ James F. House
_____
James F. House
Chairman of the Board, President, and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James F. House James F. House	Chairman of the Board, President, Chief Executive Officer, and Director (Principal Executive Officer)	March 14, 2025
/s/ Thomas S. Elley Thomas S. Elley	Senior Executive Vice President, Treasurer, Assistant Secretary, Chief Financial Officer, and Principal Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	March 14, 2025
/s/ Robert Stephen Briggs Robert Stephen Briggs	Director	March 14, 2025
/s/ Robert C. Field Robert C. Field	Director	March 14, 2025
/s/ David P. Hale David P. Hale	Director	March 14, 2025
/s/ Marlene M. McCain Marlene M. McCain	Director	March 14, 2025
/s/ J. Lee McPhearson J. Lee McPhearson	Director	March 14, 2025
/s/ Jack W. Meigs Jack W. Meigs	Director	March 14, 2025
/s/ Aubrey S. Miller Aubrey S. Miller	Director	March 14, 2025
/s/ Staci M. Pierce Staci M. Pierce	Director	March 14, 2025
/s/ Tracy E. Thompson Tracy E. Thompson	Director	March 14, 2025
/s/ Bruce N. Wilson Bruce N. Wilson	Director	March 14, 2025

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference of our report dated March 14, 2025, relating to our audit of First US Bancshares, Inc. and subsidiaries' (the "Company") consolidated financial statements as of and for the year ended December 31, 2024, which appears in this Annual Report on Form 10-K, in the Company's following Registration Statements:

- Registration Statement No. 333–110013 on Form S-8,
- Registration Statement No. 333–112127 on Form S-8,
- Registration Statement No. 333–189113 on Form S-8,
- Registration Statement No. 333–189767 on Form S-8,
- Registration Statement No. 333–233118 on Form S-8;
- Registration Statement No. 333–255577 on Form S-8; and
- Registration Statement No. 333–271510 on Form S-8.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Atlanta, Georgia
March 14, 2025

BOARD OF DIRECTORS

Robert Stephen Briggs
President and Chief Executive Officer of Petra Life Services, Inc. and
Chief Executive Officer of Longevity Quest, Inc.

Robert C. Field
Partner with WeldenField Development, LLC
and President of Highland Mortgage, LLC

David P. Hale
Management and Technology Consultant;
Retired Professor, The University of Alabama,
Culverhouse College of Commerce,
Manderson Graduate School of Business

James F. House
Chairman of the Boards, President, and
Chief Executive Officer
of First US Bancshares, Inc. and First US Bank

Marlene M. McCain
Certified Public Accountant, Consultant, and
Retired Audit Partner

J. Lee McPhearson
Attorney at Law; Attorney for Choctaw County, Alabama;
Secretary of MJM Development, LLC;
Manager of McPhearson Land and Timber, LLC; and
Manager of McPhearson Land Holdings, LLC

Jack W. Meigs
Retired Circuit Judge for the Fourth Judicial Circuit
of the State of Alabama and Attorney-at-Law

Aubrey S. Miller
President, Higher Expectations Non-Profit Consulting Group;
Senior Pastor, Faith Church; and
Retired SVP, Financial Development, YMCA of Greater Birmingham

Staci M. Pierce
Chief Executive Officer of Action Enterprise Holdings, LLC

Tracy E. Thompson
Chief Executive Officer of Focus Health Group;
Chief Executive Officer of Zeni Medical; and
Partner of Crescent at Ebenezer

Bruce N. Wilson
Senior Member in the Law Firm of Wilson, Drinkard & Drinkard, LLC

FIRST US BANCSHARES, INC.

EXECUTIVE OFFICERS

James F. House
Chairman of the Board,
President and Chief Executive Officer

Thomas S. Elley
Senior Executive Vice President, Treasurer, Assistant Secretary,
Chief Financial Officer and Principal Accounting Officer

William C. Mitchell
Senior Executive Vice President, Consumer Lending of First US Bank

Eric H. Mabowitz
Senior Executive Vice President, Chief Risk Officer, Chief Compliance Officer,
CRA Officer of First US Bank

Beverly J. Dozier
Senior Vice President, Secretary and Assistant Treasurer

CORPORATE INFORMATION

COMMON STOCK

First US Bancshares, Inc. (the "Company") common stock is listed on the NASDAQ Capital Market and is traded under the symbol FUSB and Cusip number 33744V103. As of March 12, 2025, there were 5,752,262 outstanding shares, issued shares and approximately 617 shareholders.

CORPORATE OFFICES

3291 U.S. Highway 280
Birmingham, AL 35243
Telephone: (205) 582-1200

LEGAL COUNSEL

Maynard Nexsen PC
1901 Sixth Avenue North, Suite 1700
Birmingham, AL 35203
Telephone: (205) 254-1000

AUDITORS

Carr, Riggs & Ingram, LLC
4004 Summit Boulevard NE, Suite 800
Atlanta, GA 30319
Telephone: (770) 255-6043

TRANSFER AND PAYING AGENT

Computershare, Inc.
P. O. Box 43006 Providence, RI 02940-3006
150 Royall St., Suite 101 Canton, MA 02021
Telephone: (800) 368-5948

FINANCIAL PUBLICATIONS

Form 10-K is the Company's Annual Report filed with the Securities and Exchange Commission. A copy of the Company's Form 10-K for the fiscal year ended December 31, 2024 is available on the SEC's website at http://www.sec.gov, and this 2024 Annual Report is available at http://www.edocumentview.com/FUSB. The Company's Form 10-K and other SEC filings will be available on the Bank's website at https://www.fusb.com. These materials may also be obtained, without charge, upon written request to Beverly J. Dozier, Corporate Secretary, First US Bancshares, Inc., at 131 West Front Street / P.O. Box 249, Thomasville, AL 36784.

[THIS PAGE INTENTIONALLY LEFT BLANK]

First US Bancshares, Inc.
3291 U.S. Highway 280
Birmingham, Alabama 35243
(205) 582-1200
https://www.fusb.com